Exhibit 99.1

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g., pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

Amendment and restatement agreement

Dated 30 October 2025

for

NOMAD FOODS LIMITED

as Listco

and

NOMAD FOODS EUROPE MIDCO LIMITED

as Midco

with

CITIBANK EUROPE PLC, UK BRANCH

acting as Agent

and

KROLL TRUSTEE SERVICES LIMITED

acting as Security Agent

RELATING TO A SENIOR FACILITIES AGREEMENT ORIGINALLY DATED 3 JULY 2014 AS AMENDED AND/OR AMENDED AND RESTATED FROM TIME TO TIME

Ref: L-296544

THE SCHEDULES

SCHEDULE	PAGE
SCHEDULE 1 Initial Revolving Facility Lender Commitments	17
SCHEDULE 2 Conditions Precedent	18
SCHEDULE 3 Amended Facilities Agreement	21

THIS AGREEMENT is entered into on 30 October 2025 between:

(1)

NOMAD FOODS LIMITED, a public listed company incorporated in the British Virgin Islands with registered number 1818482, for itself and as Obligors’ Agent under (and as defined in) the Original Facilities Agreement (as the context requires) (“Listco”);

(2)	NOMAD FOODS EUROPE MIDCO LIMITED, a company incorporated in England and Wales with registered number 5879252 (“Midco”);

(3)

NOMAD FOODS LUX S.À R.L., a private limited liability company (société à responsabilité limitée), with registered address at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies under number B214174 (“Luxco”);

(4)	NOMAD FOODS US LLC, a single member limited liability company organised in Delaware (the “US Co-Borrower”);

(5)	CITIBANK, N.A., LONDON BRANCH (the “Fronting Facility B1 Lender”);

(6)	CITIBANK, N.A., LONDON BRANCH (the “Fronting Facility B2 Lender”);

(7)

CITIBANK, N.A., LONDON BRANCH, DEUTSCHE BANK AKTIENGESELLSCHAFT, JEFFERIES FINANCE LLC, BNP PARIBAS, CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, NATIONAL WESTMINSTER BANK PLC and COÖPERATIEVE RABOBANK U.A. TRADING AS RABOBANK LONDON (the “Initial Revolving Facility Lenders”);

(8)

CITIBANK, N.A., LONDON BRANCH, DEUTSCHE BANK AKTIENGESELLSCHAFT, JEFFERIES FINANCE LLC, BNP PARIBAS, CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, NATWEST MARKETS PLC, COÖPERATIEVE RABOBANK U.A. TRADING AS RABOBANK LONDON and GOLDMAN SACHS BANK USA as Arrangers (whether acting individually or together, the “New Arrangers”);

(9)	CITIBANK EUROPE PLC, UK BRANCH as agent of the other Finance Parties under (and as defined in) the Original Facilities Agreement (the “Agent”); and

(10)	KROLL TRUSTEE SERVICES LIMITED, as security agent and trustee for the other Secured Parties under (and as defined in) the Intercreditor Agreement (the “Security Agent”).

IT IS AGREED as follows:

1.	Definitions and interpretation

1.1	Definitions

In this Agreement:

“2025 Allocations Table” means the allocations and commitments table held by the New Arrangers or, as the case may be, the Agent, specifying the Commitments of each of the Lenders under Facility B1 and Facility B2 as at the 2025 Effective Time as set out in Part II of Schedule 1 (The Parties) of the Amended Facilities Agreement.

“2025 Effective Time” means the applicable time on the Effective Date which falls immediately prior to the time at which the Agent gives notice pursuant to paragraph (c) of Clause 8 (Conditions precedent), provided that, for the avoidance of any doubt, the 2025 Effective Time shall not occur to the extent that no such notice is given by the Agent pursuant to paragraph (c) of Clause 8 (Conditions precedent).

“Amended Facilities Agreement” means the Original Facilities Agreement, as amended and restated in the form set out in Schedule 3 (Amended Facilities Agreement).

“Effective Date” means the date of the notification by the Agent under paragraph (c) of Clause 8 (Conditions precedent).

“Fee Letters” means the fee letters, each dated on or around the date of this Agreement between Listco and each New Arranger (as applicable).

“Initial Term Facility Lenders” means, together, the Fronting Facility B1 Lender and the Fronting Facility B2 Lender.

“Intercreditor Agreement” means the Intercreditor Agreement originally dated on 3 July 2014 (as amended and/or amended and restated from time to time) between, among others, Midco and the Security Agent.

“Long Stop Date” means 31 December 2025.

“NY Law Security Agreements” mean:

(i)	a New York law-governed pledge agreement dated as of 3 May 2017 between Midco as grantor and the Security Agent as security agent in respect of Midco’s equity interests in the US Co-Borrower; and

(ii)

a New York law-governed pledge and security agreement dated as of 3 May 2017 between the US Co-Borrower as grantor and the Security Agent as security agent in respect of substantially all the assets of the US Co-Borrower,

 (each a “NY Law Security Agreement”).

“Original Facilities Agreement” means the Senior Facilities Agreement originally dated 3 July 2014 as amended and restated from time to time up to, but excluding, the Effective Date between, among others, Listco and the Agent.

“Original Facility B1 Lender” means an Original Lender with a Facility B1 Commitment.

“Original Facility B2 Lender” means an Original Lender with a Facility B2 Commitment.

“Party” means a party to this Agreement.

“Redesignating Lender” means each Lender (if any) (as defined in the Original Facilities Agreement) under the existing Facility B1, the existing Facility B3 and/or the existing Facility B5 which has accepted the Invitation set out in, and as defined in, the Term Facilities Invitation Letter.

“Revolving Facility Fee Letter” means the commitment and fee letter dated on or about the date of this Agreement between the Initial Revolving Facility Lenders and Listco.

“Term Facilities Invitation Letter” means an invitation letter sent to one or more Lenders (as defined in the Original Facilities Agreement) under the existing Facility B1, the existing Facility B3 and/or the existing Facility B5 (as applicable) (as amended and/or supplemented from time to time) inviting such Lenders to roll all of their participations under the existing Facility B1 and the existing Facility B3 into Facility B1 on a cashless basis, and their participations under the existing Facility B5 into Facility B2 on a cashless basis.

1.2	Incorporation of defined terms and interpretation

(a)

Unless a contrary indication appears, a term defined in the Amended Facilities Agreement has the same meaning in this Agreement (notwithstanding that the Effective Date may not have occurred), save that, where preceded by the word “existing”, references in this Agreement to the terms “Facility B1”, “Facility B3”, “Facility B5”, “Revolving Facility”, “Facility B1 Commitment”, “Facility B3 Commitment”, “Facility B5 Commitment”, “Revolving Facility Commitment”, Facility B1 Loan”, “Facility B3 Loan”, “Facility B5 Loan” and “Revolving Facility Loan” shall have the meaning given to those terms in the Original Facilities Agreement or (as the context requires) the Intercreditor Agreement (unless a contrary indication appears in any such Clause).

(b)

The principles of construction set out in the Amended Facilities Agreement shall have effect as if set out in this Agreement mutatis mutandis (notwithstanding that the Effective Date may not have occurred).

(c)	This Agreement shall be raised to the status of Spanish public document (escritura pública).

1.3	Clauses

In this Agreement any reference to a “Clause” or a “Schedule” is, unless the context otherwise requires, a reference to a Clause in or a Schedule to this Agreement.

1.4	Third party rights

(a)

Unless otherwise provided in this Agreement, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

(b)

Each of the Secured Parties (as defined in the Intercreditor Agreement) may enforce and enjoy the benefit of any provision of this Agreement expressed to be in their favour or for their benefit (or, as the case may be, being a confirmation given in their favour or for their benefit), subject always to the terms of Clause 19 (Miscellaneous) and Clause 20 (Governing law) below.

1.5	Designation

(a)

In accordance with the Original Facilities Agreement, Listco and the Agent designate this Agreement as a Finance Document and as an Additional Facility Document (each as defined in the Original Facilities Agreement).

(b)	Paragraph (a) above shall be without prejudice to the operation of the Amended Facilities Agreement, pursuant to which, this Agreement shall become, on the Effective Date, a Finance Document.

1.6	Payments

(a)	All payments to be made by a member of the Group under, or in connection with, Clause 5 (Facility B1 and Facility B2 OID Fees) or Clause 10 (Settlement of Initial Revolving Facility Lender fees):

(i)

shall be paid in the currency of payment or invoice and in immediately available, freely transferable funds to such account(s) with such bank(s) as the recipient of that payment notifies to the relevant member of the Group and shall be non-refundable;

(ii)

shall be paid without any set-off or counterclaim and without any deduction or withholding for or on account of tax (a “Tax Deduction”) unless a Tax Deduction is required by law. If a Tax Deduction is required by law to be made, the amount of the payment due shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required; and

(iii)

are exclusive of any value added tax or similar charge (“VAT”). If VAT is chargeable on any payment or amount to be reimbursed under this Agreement (including if any VAT is chargeable on services provided from legal counsel where the recipient is required to self-assess and account for VAT in their role as recipient of such services), the relevant payor shall also and at the same time pay to the recipient of the relevant payment an amount equal to the amount of the VAT.

2.	Establishment of Facility B1, Facility B2 and the Revolving Facility as Additional Facilities

(a)	The Agent and Listco acknowledge and agree that:

(i)

this Agreement shall be deemed to be, and shall take effect in accordance with its terms as, an Additional Facility Notice in respect of each of Facility B1, Facility B2 and the Revolving Facility and shall be deemed to have been duly completed and delivered pursuant to clause 2.4 (Additional Facilities) of the Original Facilities Agreement;

(ii)

(A)	the Response Form (as defined in the Term Facilities Invitation Letter) or (as applicable) this Agreement shall:

1

satisfy the requirements of clause 2.4 (Additional Facilities) of the Original Facilities Agreement in so far as that clause requires each provider of Facility B1 and Facility B2 to deliver to the Agent a duly completed Additional Facility Notice and Lender Accession Notice in respect of each such Facility; and

2

be deemed to be (for the purposes of paragraph (j) of clause 2.4 (Additional Facilities) of the Original Facilities Agreement) the agreement of each provider of Facility B1 and Facility B2 as to the terms applicable to each such Facility (with such terms being the applicable terms of the Amended Facilities Agreement, the Intercreditor Agreement and the other Finance Documents (as defined in the Amended Facilities Agreement) (notwithstanding that the Effective Date has not then occurred)); and

(B)	this Agreement shall:

1

satisfy the requirements of clause 2.4 (Additional Facilities) of the Original Facilities Agreement in so far as that clause requires each provider of the Revolving Facility to deliver to the Agent a duly completed Additional Facility Notice and Lender Accession Notice in respect of the Revolving Facility; and

2

be deemed to be (for the purposes of paragraph (j) of clause 2.4 (Additional Facilities) of the Original Facilities Agreement) the agreement of each provider of the Revolving Facility as to the terms applicable to the Revolving Facility (with such terms being the applicable terms of the Amended Facilities Agreement, the Intercreditor Agreement and the other Finance Documents (as defined in the Amended Facilities Agreement) (notwithstanding that the Effective Date has not then occurred));

(iii)

each of Facility B1 and Facility B2 shall, upon its establishment in accordance with the terms of this Agreement, be an Additional Term Facility, with Facility B1 being Euro-denominated and Facility B2 being US Dollar-denominated, and each being a Credit Facility (and, for the avoidance of any doubt, constitute Credit Facility Lender Liabilities for the purposes of the Intercreditor Agreement); and

(iv)

the Revolving Facility shall, upon its establishment in accordance with the terms of this Agreement, be an Additional Revolving Facility, being denominated in Euro or any other Optional Currency, and a Credit Facility (and for the avoidance of any doubt, constitute Credit Facility Lender Liabilities for the purposes of the Intercreditor Agreement).

(b)	Listco confirms that, as at the 2025 Effective Time, the conditions and requirements set out in:

(i)

paragraph (d) of clause 2.4 (Additional Facilities) of the Original Facilities Agreement are satisfied in respect of the establishment (and, in the case of the conditions and requirements set out in paragraph (d)(x) of clause 2.4 (Additional Facilities) of the Original Facilities Agreement, utilisation) of each of Facility B1, Facility B2 and the Revolving Facility as Additional Facilities under the Original Facilities Agreement; and

(ii)

paragraphs (a)(i) and (a)(ii) of clause 7.1 (New Debt Financing) of the Intercreditor Agreement are satisfied in respect of the establishment of each of Facility B1, Facility B2 and the Revolving Facility as Additional Facilities under the Original Facilities Agreement.

(c)	The Agent acknowledges and agrees that, as at the 2025 Effective Time, the conditions and requirements set out in:

(i)	paragraph (d)(xi) of clause 2.4 (Additional Facilities) of the Original Facilities Agreement have been satisfied; and

(ii)	paragraph (e) of clause 2.4 (Additional Facilities) of the Original Facilities Agreement are satisfied by reference to the applicable terms of the Amended Facilities Agreement.

(d)	Upon the occurrence of the 2025 Effective Time:

(i)

each of Facility B1 and Facility B2 will be established and incorporated into the Original Facilities Agreement, with the total Facility B1 Commitments and the total Facility B2 Commitments allocated among (as a result of the operation of Clause 3 (Accession of the Initial Term Facility Lenders and the Initial Revolving Facility Lenders) below), or assumed by (as a result of the operation of Clause 4 (Utilisation of Facility B1 and Facility B2) below), the relevant Lenders as set out in the 2025 Allocations Table; and

(ii)

the Revolving Facility will be established and incorporated into the Original Facilities Agreement, with the total Revolving Facility Commitments assumed, as a result of the operation of Clause 6 (Utilisation of the Revolving Facility) below, the relevant Lenders as set out in Schedule 1 (Initial Revolving Facility Lender Commitments). For the avoidance of any doubt, notwithstanding any cancellation notice served in relation to the existing Revolving Facility, any Letters of Credit or Ancillary Facilities utilised under the existing Revolving Facility at the time the 2025 Effective Time occurs shall be deemed to continue under the Revolving Facility as set out in this Agreement and all such references to the existing Revolving Facility in any Letters of Credit or Ancillary Facilities shall be deemed to be to the Revolving Facility.

3.	Accession of the Initial Term Facility Lenders and the Initial Revolving Facility Lenders

(a)

The Agent and Listco acknowledge and agree that this Agreement shall, with respect to each Initial Term Facility Lender and each Initial Revolving Facility Lender, be deemed to be a Lender Accession Notice for the purposes of the Original Facilities Agreement and a Creditor/Agent Accession Undertaking for the purposes of the Intercreditor Agreement.

(b)

Upon the occurrence of the 2025 Effective Time, each Initial Term Facility Lender and each Initial Revolving Facility Lender agrees that it shall (to the extent that it is not already a party in that capacity) become party to the Original Facilities Agreement as a Lender and shall become party to the Intercreditor Agreement as a Credit Facility Lender, a Credit Facility Finance Party, a Senior Secured Facilities Lender and a Senior Secured Creditor and undertakes to perform all the obligations expressed in:

(i)

the Original Facilities Agreement to be assumed by a Lender and agrees that it shall be bound by all the provisions of the Original Facilities Agreement as if it had been an original party to the Original Facilities Agreement as a Lender; and

(ii)

the Intercreditor Agreement to be assumed by a Credit Facility Lender, a Credit Facility Finance Party, a Senior Secured Facilities Lender and a Senior Secured Creditor and agrees that it shall be bound by all the provisions of the Intercreditor Agreement as if it had been an original party to the Intercreditor Agreement as a Credit Facility Lender, a Credit Facility Finance Party, a Senior Secured Facilities Lender and a Senior Secured Creditor.

(c)	By signing this Agreement, upon the occurrence of the 2025 Effective Time:

(i)	the Fronting Facility B1 Lender:

(A)	agrees to become a Lender under Facility B1 and to be bound by the terms applicable in respect of Facility B1 as contemplated in this Agreement;

(B)

confirms that it intends to incur liabilities under the Finance Documents in respect of Facility B1 with a Facility B1 Commitment in the amount set out in the 2025 Allocations Table as being the Facility B1 Commitment of the Fronting Facility B1 Lender;

(C)

acknowledges and agrees to each of the matters set out in Clause 2 (Establishment of Facility B1, Facility B2 and the Revolving Facility as Additional Facilities), clause 2.4 (Additional Facilities) and clause 29.10 (Lender Accession Notice) of the Original Facilities Agreement;

(D)	confirms that it is not a member of the Group or a Listco Affiliate; and

(E)	confirms that it is a Qualifying Lender; and

(ii)	the Fronting Facility B2 Lender:

(A)	agrees to become a Lender under Facility B2 and to be bound by the terms applicable in respect of Facility B2 as contemplated in this Agreement;

(B)

confirms that it intends to incur liabilities under the Finance Documents in respect of Facility B2 with a Facility B2 Commitment in the amount set out in the 2025 Allocations Table as being the Facility B2 Commitment of the Fronting Facility B2 Lender;

(C)

acknowledges and agrees to each of the matters set out in Clause 2 (Establishment of Facility B1, Facility B2 and the Revolving Facility as Additional Facilities), clause 2.4 (Additional Facilities) and clause 29.10 (Lender Accession Notice) of the Original Facilities Agreement;

(D)	confirms that it is not a member of the Group or a Listco Affiliate; and

(E)	confirms that it is a Qualifying Lender; and

(iii)	each of the Initial Revolving Facility Lenders:

(A)	agrees to become a Lender under the Revolving Facility and to be bound by the terms applicable in respect of the Revolving Facility as contemplated in this Agreement;

(B)

confirms that it intends to incur liabilities under the Finance Documents in respect of the Revolving Facility with a Revolving Facility Commitment in the amount set out in Schedule 1 (Initial Revolving Facility Lender Commitments) as being the Revolving Facility Commitment of that Initial Revolving Facility Lender;

(C)

acknowledges and agrees to each of the matters set out in Clause 2 (Establishment of Facility B1, Facility B2 and the Revolving Facility as Additional Facilities), clause 2.4 (Additional Facilities) and clause 29.10 (Lender Accession Notice) of the Original Facilities Agreement;

(D)	confirms that it is not a member of the Group or a Listco Affiliate; and

(E)	confirms that it is a Qualifying Lender.

(d)

Upon the occurrence of the 2025 Effective Time, each Initial Term Facility Lender and each Initial Revolving Facility Lender shall assume the same obligations to and acquire the same rights against each other party under the Original Facilities Agreement as a Lender and under the Intercreditor Agreement as a Credit Facility Lender, a Credit Facility Finance Party, a Senior Secured Facilities Lender and a Senior Secured Creditor as it would have assumed or acquired under each such agreement had it been an original party to those agreements in those capacities.

(e)	The administrative details of each Initial Term Facility Lender and each Initial Revolving Facility Lender are as provided to the Agent prior to the 2025 Effective Time.

4.	Utilisation of Facility B1 and Facility B2

(a)	Upon the occurrence of the 2025 Effective Time:

(i)	in relation to the existing Facility B1 and the existing Facility B3:

(A)

an amount of the existing Facility B1 Commitment and the existing Facility B3 Commitment of each Redesignating Lender will be redesignated as a Facility B1 Commitment in the amount set out opposite the name of such Redesignating Lender in the 2025 Allocations Table, and the aggregate participations of such Redesignating Lender in the existing Facility B1 Loans and/or the existing Facility B3 Loans (which correspond to the existing Facility B1 Commitments and/or the existing Facility B3 Commitments redesignated pursuant to this paragraph (a)(i)(A)) will be redesignated as its participation in a new single Facility B1 Loan (denominated in EUR) the principal amount of which is equal to (x) the aggregate amount of all such Redesignating Lenders’ existing Facility B1 Loans and existing Facility B3 Loans, and (y) the participation of the Fronting Facility B1 Lender in such Facility B1 Loan as a result of the operation of paragraphs (ii) and (iii) below; and

(B)

each Redesignating Lender shall be deemed to have made its participation in a Facility B1 Loan in the amount set out opposite the name of such Redesignating Lender in respect of Facility B1 in the 2025 Allocations Table (and Midco shall be deemed to have utilised such Facility B1 Loan) on a cashless basis;

(ii)

the Fronting Facility B1 Lender shall make available its participation in the Facility B1 Loan through its Facility Office in an amount in EUR equal to the Facility B1 Commitment assumed by it pursuant to paragraph (c)(i) of Clause 3 (Accession of the Initial Term Facility Lenders and the Initial Revolving Facility Lenders) and shall thereby have a participation in the Facility B1 Loan in the amount so made available; and

(iii)

paragraphs (i) and (ii) above shall be deemed to operate so as to give rise to a single Facility B1 Loan in which each Redesignating Lender and the Fronting Facility B1 Lender participate (with their respective participations as contemplated in paragraphs (i) and (ii) above).

(b)	Upon the occurrence of the 2025 Effective Time:

(i)	in relation to the existing Facility B5:

(A)

an amount of the existing Facility B5 Commitment of each Redesignating Lender will be redesignated as a Facility B2 Commitment in the amount set out opposite the name of such Redesignating Lender in the 2025 Allocations Table, and the aggregate participations of such Redesignating Lender in the existing Facility B5 Loans (which correspond to the existing Facility B5 Commitments redesignated pursuant to this paragraph (b)(i)(A)) will be redesignated as its participation in a new single Facility B2 Loan (denominated in US$) the principal amount of which is equal to (x) the aggregate amount of all such Redesignating Lenders’ Facility B5 Loans and (y) the participation of the Fronting Facility B2 Lender in such Facility B2 Loan as a result of the operation of paragraphs (b)(ii) and (b)(iii) below; and

(B)

each Redesignating Lender shall be deemed to have made its participation in a Facility B2 Loan in the amount set out opposite the name of such Redesignating Lender in respect of Facility B2 in the 2025 Allocations Table (and Luxco and/or the US Co-Borrower (as applicable) shall be deemed to have utilised such Facility B2 Loan) on a cashless basis;

(ii)

the Fronting Facility B2 Lender shall make available its participation in the Facility B2 Loan through its Facility Office in an amount in US$ equal to the Facility B2 Commitment assumed by it pursuant to paragraph (c)(ii) of Clause 3 (Accession of the Initial Term Facility Lenders and the Initial Revolving Facility Lenders) and shall thereby have a participation in the Facility B2 Loan in the amount so made available; and

(iii)

paragraphs (i) and (ii) above shall be deemed to operate so as to give rise to a single Facility B2 Loan in which each Redesignating Lender and the Fronting Facility B2 Lender participate (with their respective participations as contemplated in paragraphs (i) and (ii) above).

(c)

The first Interest Period for the Facility B1 Loan referred to in paragraph (a)(iii) above shall be six Months (or such other period as the Arrangers and Listco or Midco may agree prior to the 2025 Effective Time) as specified in the Amended Facilities Agreement (notwithstanding that the Effective Date shall not have occurred at that time).

(d)

The first Interest Period for the Facility B2 Loan referred to in paragraph (b)(iii) above shall be six Months (or such other period as the Arrangers and Listco or Luxco and the US Co-Borrower may agree prior to the 2025 Effective Time) as specified in the Amended Facilities Agreement (notwithstanding that the Effective Date shall not have occurred at that time).

(e)

The EURIBOR rate applicable to the first Interest Period for the Facility B1 Loan referred to in paragraph (a)(iii) above shall be the relevant rate notified to Listco by the Agent on or about the 2025 Effective Time.

(f)

The Term SOFR rate applicable to the first Interest Period for the Facility B2 Loan referred to in paragraph (b)(iii) above shall be the relevant rate notified to Listco by the Agent on or about the 2025 Effective Time.

(g)

For the avoidance of any doubt, the Margin applicable to the Facility B1 Loan referred to in paragraph (a)(iii) above and to the Facility B2 Loan referred to in paragraph (b)(iii) above shall be the Margin as specified (and as defined) in the Amended Facilities Agreement as being applicable to a Facility B1 Loan or a Facility B2 Loan (as applicable) (notwithstanding that the Effective Date shall not have occurred at such time).

(h)

For the avoidance of any doubt, no Break Costs shall be payable in connection with any redesignation of the existing Facility B1 Commitments, the existing Facility B1 Loan participations, the existing Facility B3 Commitments, the existing Facility B3 Loan participations, the existing Facility B5 Commitments and/or the existing Facility B5 Loan participations effected pursuant to paragraph (a)(i) and (b)(i) above.

(i)

For the avoidance of any doubt, the operation of paragraph (a)(iii) and (b)(iii) above shall be deemed to be a utilisation of Facility B1 and/or Facility B2 (being the Additional Facilities established pursuant to paragraph (d) of Clause 2 (Establishment of Facility B1, Facility B2 and the Revolving Facility as Additional Facilities) and notwithstanding the requirements of clause 5.1 (Delivery of a Utilisation Request) and clause 5.2 (Completion of a Utilisation Request for Loans) of the Original Facilities Agreement, the Agent may accept a Utilisation Request in respect of Facility B1 and/or Facility B2 (as applicable) at such time and in such form as the Agent may agree with Listco or, as the case may be, another member of the Group (acting reasonably).

5.	Facility B1 and Facility B2 OID Fees

(a)	On the first Utilisation Date:

(i)

in respect of Facility B1, Listco shall (or shall procure that another member of the Group shall) pay to each Original Facility B1 Lender an original issue discount fee in euro in an amount equal to 0.25 per cent. of the aggregate principal amount of the Facility B1 Commitments of the Original Facility B1 Lender as at the 2025 Effective Time.

(ii)

in respect of Facility B2, Listco shall (or shall procure that another member of the Group shall) pay to each Original Facility B2 Lender an original issue discount fee in US$ in an amount equal to 0.25 per cent. of the aggregate principal amount of the Facility B2 Commitments of the Original Facility B2 Lender as at the 2025 Effective Time.

6.	Utilisation of the Revolving Facility

(a)

Each Initial Revolving Facility Lender and the Agent agree that, notwithstanding that the Revolving Facility shall only be established upon the occurrence of the 2025 Effective Time and notwithstanding the requirements of clause 5.1 (Delivery of a Utilisation Request) and clause 5.2 (Completion of a Utilisation Request for Loans) of the Original Facilities Agreement, the Agent may accept a Utilisation Request in respect of the Revolving Facility at such time and in such form as the Agent may agree with Listco or, as the case may be, another member of the Group (acting reasonably).

(b)

On the occurrence of the 2025 Effective Time, the Commitments under the Existing Revolving Facility shall be cancelled and the Commitments under the Revolving Facility (as set out in Schedule 1 (Initial Revolving Facility Lender Commitments) shall become effective and available.

(c)

For the avoidance of any doubt, pursuant to paragraph (j) of clause 2.4 (Additional Facilities) of the Original Facilities Agreement, the Initial Revolving Facility Lenders and the Obligors’ Agent may, by agreement after the date of this Agreement, waive any of the applicable requirements set out in clause 4 (Conditions of Utilisation) of the Original Facilities Agreement to utilisation of the Revolving Facility.

7.	Voluntary prepayments

Listco shall ensure that all existing Facility B1 Loans, existing Facility B3 Loans and existing Facility B5 Loans will be voluntarily prepaid in full immediately after the 2025 Effective Time but prior to the Effective Date.

8.	Conditions precedent

(a)	The Effective Date shall only occur if the requirements of paragraphs (b) and (c) below have then been satisfied.

(b)

Listco shall deliver, or shall procure are delivered, to the Agent and the Security Agent the conditions precedent documents listed in Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Agent and the Security Agent (each acting reasonably).

(c)	The Agent and the Security Agent shall each notify Listco and the Arrangers upon the date that it has received all of the documents and other evidence listed in Schedule 2 (Conditions Precedent).

(d)

The Agent and the Security Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification and neither the Agent nor Security Agent shall be liable for any damages, costs or losses whatsoever in connection with this Agreement (unless directly caused by its gross negligence or wilful misconduct).

9.	Amendment and restatement

On and with effect from the Effective Date, the Original Facilities Agreement shall be amended and restated in the form set out in Schedule 3 (Amended Facilities Agreement).

10.	Settlement of Revolving Facility Lender fees

On the Effective Date, Listco shall (or shall procure that another member of the Group shall) pay to each Lender the relevant fee(s) in the amounts, in the currency and at the time(s) expressed to be payable to each such Initial Revolving Facility Lender in the Revolving Facility Fee Letter applicable to it.

11.	Accession of New Arranger

(a)

With effect from the Effective Date, each New Arranger shall become party to the Amended Facilities Agreement as an Arranger and a Finance Party and shall become party to the Intercreditor Agreement as a Credit Facility Finance Party, an Arranger and a Senior Secured Creditor (to the extent that it is not already a party in that capacity).

(b)	By signing this Agreement, upon the occurrence of the Effective Date, each New Arranger:

(i)

confirms that it intends to be a party to the Amended Facilities Agreement as, and agrees to become, an Arranger and a Finance Party under the Amended Facilities Agreement and to be bound by the terms of the Amended Facilities Agreement as an Arranger and a Finance Party;

(ii)

undertakes to perform all the obligations expressed in the Amended Facilities Agreement to be assumed by an Arranger and a Finance Party and agrees that it shall be bound by all the provisions of the Amended Facilities Agreement as if it had been an original party to the Amended Facilities Agreement as an Arranger and a Finance Party;

(iii)	confirms that it intends to be a party to the Intercreditor Agreement as, and agrees to become, a Credit Facility Finance Party, an Arranger and a Senior Secured Creditor;

(iv)

undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a Credit Facility Finance Party, an Arranger and a Senior Secured Creditor and agrees that it shall be bound by all the provisions of the Intercreditor Agreement as if it had been an original party to the Intercreditor Agreement as a Credit Facility Finance Party, an Arranger and a Senior Secured Creditor; and

(v)

shall, for the avoidance of any doubt, have conferred upon it each of the roles and titles (but only those roles and titles) which are specified alongside its name in the list of parties in the Amended Facilities Agreement.

(c)

Upon the occurrence of the Effective Date, each New Arranger shall assume the same obligations to and acquire the same rights against each other party under the Amended Facilities Agreement as an Arranger and a Finance Party and under the Intercreditor Agreement as a Credit Facility Finance Party, an Arranger and a Senior Secured Creditor as it would have assumed or acquired under each such agreement had it been an original party to those agreements in such capacity.

(d)

Each New Arranger confirms that its address for notices for the purposes of clause 37 (Notices) of the Amended Facilities Agreement and clause 24 (Notices) of the Intercreditor Agreement is that as notified to the Agent prior to the Effective Date.

(e)

Each Party agrees that each New Arranger (save to the extent that each New Arranger agrees in writing to the contrary in a Mandate Document) shall have no responsibility or liability (whether direct or indirect, in contract or tort or otherwise) for or in connection with this Agreement, the Amended Facilities Agreement, the Intercreditor Agreement and/or the Term Facilities Invitation Letter and/or the Revolving Facility Fee Letter (or any transaction or matter referred to in any such agreement or document), in each case, whether prior to, or after, its accession as an Arranger pursuant to this Clause 11.

(f)

Notwithstanding any term to the contrary in this Clause 11 (if any), each New Arranger shall only assume obligations under the Amended Facilities Agreement and the Intercreditor Agreement which apply to an “Arranger” (or, as applicable, any other capacity therein which includes acting in the capacity as Arranger) (if any) on and from the Effective Date and shall not, for the avoidance of any doubt, have any responsibility or liability for any obligations (whether under the Amended Facilities Agreement, the Intercreditor Agreement or the Original Facilities Agreement) which apply or applied to an “Arranger” (or, as applicable, any other capacity therein which includes acting in the capacity as Arranger) prior to such date (nor any responsibility or liability for the non-performance (or otherwise) of any such obligations).

12.	Confirmation

(a)

On and from the Effective Date, the provisions of the Original Facilities Agreement, the Intercreditor Agreement and the other Finance Documents (as defined in the Original Facilities Agreement) (including, without limitation, the guarantee and indemnity of each Obligor) shall, save as amended by this Agreement, continue in full force and effect.

(b)	Immediately prior to the Effective Date (but after the 2025 Effective Time):

(i)

Listco, for itself and for and on behalf of each Obligor, acknowledges and confirms its acceptance of this Agreement and (on and from the Effective Date) the Amended Facilities Agreement and agrees that it and each such Obligor (as defined in the Original Facilities Agreement) is bound, with effect from the Effective Date, as an Obligor by the terms of the Amended Facilities Agreement, and confirms, for the benefit of the Finance Parties, that the guarantees and indemnities set out in clause 23 (Guarantee and indemnity) of the Amended Facilities Agreement shall apply, on and from the Effective Date, in respect of all of the obligations of each Obligor under the Finance Documents and extend to all new obligations of any such Obligor under any such Finance Document (including any arising from this Agreement and/or each amendment and restatement (and any other transactions consequent thereon) referred to in Clause 9 (Amendment and restatement)); and

(ii)

Listco, for itself and for and on behalf of each Obligor, acknowledges and confirms its acceptance of this Agreement and (on and from the Effective Date) the Intercreditor Agreement and agrees that it and each such Debtor (as defined in the Intercreditor Agreement) is bound, with effect from the Effective Date, as a Debtor by the terms of the Intercreditor Agreement, and confirms, for the benefit of the Secured Parties, that the guarantees and indemnities set out in clause 28 (Guarantee and indemnity) of the Intercreditor Agreement shall apply, on and from the Effective Date, in respect of all of the obligations of each Debtor under the relevant Debt Documents and extend to all new obligations of any such Debtor under any such Debt Document (including any arising from this Agreement and/or each amendment and restatement (and any other transactions consequent thereon) referred to in Clause 9 (Amendment and restatement)).

(c)

Listco hereby confirms that each Obligor has irrevocably authorised it (and, to the extent legally possible, has relieved it from the restrictions pursuant to section 181 of the German Civil Code (Bürgerliches Gesetzbuch) and/or any similar restrictions applicable pursuant to any other applicable law) to sign on its behalf this Agreement and all other documents required to implement the transactions, confirmations, accessions, redesignations, utilisations (or other borrowings) and/or amendments and restatements effected or to be effected pursuant to this Agreement (including, without limitation, each amendment and restatement pursuant to Clause 9 (Amendment and restatement)).

(d)	For the avoidance of any doubt, no waiver is given by entering into this Agreement or the transactions contemplated by this Agreement.

13.	Reaffirmation of NY Law Security Agreements

13.1

This Agreement shall be deemed to be a reaffirmation and confirmation of, and supplement to, the NY Law Security Agreements and shall not be construed in any way as a replacement therefor or novation thereof.

13.2	Each of Midco and the US Co-Borrower hereby acknowledges that it is a party to the Amended Facilities Agreement.

13.3

Each of Midco and the US Co-Borrower hereby acknowledges and agrees that, both before and after the Effective Date, the NY Law Security Agreement to which it is party, including, without limitation, all of the terms, provisions, obligations, guarantees, grants of security interest, agreements and schedules forming part of such NY Law Security Agreement, is and shall continue to be in full force and effect and is hereby ratified and confirmed in all respects.

13.4

Each of Midco and the US Co-Borrower hereby acknowledges and agrees that, before and after the Effective Date, the term “Secured Obligations” in the NY Law Security Agreement to which it is party includes, without limitation, all Secured Obligations of the Grantor under the Amended Facilities Agreement and the other Finance Documents.

13.5

Each of Midco and the US Co-Borrower acknowledges and agrees that, both before and after the Effective Date, all present and future Collateral continues to secure the present and future Secured Obligations (as extended, increased and otherwise amended pursuant to the Amended Facilities Agreement), under the NY Law Security Agreement to which it is party on a continuous basis, unimpaired, uninterrupted and undischarged, and having the same perfected status and priority as collateral security for the Secured Obligations as existed prior to the Effective Date. The term “Secured Obligations” as used in each NY Law Security Agreement includes all Unpaid Sums. In the event that the Amended Facilities Agreement hereafter is amended and/or restated after the Effective Date or the date of this letter, and without limiting the generality of the definition of the term “Amended Facilities Agreement”, the term “Secured Obligations” as used in each NY Law Security Agreement shall include, without limitation, the “Unpaid Sums” as defined in the Amended Facilities Agreement as so amended and/or restated.

13.6	Each of Midco and the US Co-Borrower hereby reaffirms, confirms and ratifies its obligations and liabilities under the NY Law Security Agreement to which it is party.

13.7

All references in each NY Law Security Agreement to such NY Law Security Agreement, and the words “hereto”, “hereof”, “hereunder” or words of like import referring to such NY Law Security Agreement shall mean such NY Law Security Agreement as reaffirmed and supplemented by this Agreement.

14.	Agent’s books and records, waiver of transfer fee

(a)

Upon the occurrence of each of the 2025 Effective Time and the Effective Date, the Agent shall (in each case) update the register of Lenders (as defined in the Original Facilities Agreement) to reflect the establishment of Facility B1, Facility B2 and the Revolving Facility (and the Commitments of the Lenders (each such term as defined in the Original Facilities Agreement) under Facility B1, Facility B2 and/or the Revolving Facility (as applicable) as set out in the 2025

Allocations Table and/or Schedule 1 (Initial Revolving Facility Lender Commitments)), the redesignation (if any) of the (i) existing Facility B1 Commitments and the existing Facility B1 Loan participations, (ii) the existing Facility B3 Commitments and the existing Facility B3 Loan participations, and (iii) the existing Facility B5 Commitments and the existing Facility B5 Loan participations effected pursuant to paragraphs (a)(i)(A) and (b)(i)(A) of Clause 4 (Utilisation of Facility B1 and Facility B2), the utilisation of (or, as the case may be, deemed utilisation of) Facility B1 and Facility B2 (and the relevant participations of the Lenders (as defined in the Original Facilities Agreement) thereunder), each voluntary prepayment referred to in Clause 7 (Voluntary prepayments), each accession and each resignation referred to in this Agreement and (to the extent applicable) each other transaction contemplated in this Agreement.

(b)	The Agent acknowledges and agrees that:

(i)

no fee shall be payable to it pursuant to clause 29.3 (Assignment or transfer fee) of the Original Facilities Agreement in connection with any redesignation (if any) of (i) the existing Facility B1 Commitments and existing Facility B1 Loan participations, (ii) the existing Facility B3 Commitments and/or the existing Facility B3 Loan participations, and/or (iii) the existing Facility B5 Commitments and/or existing Facility B5 Loan participations, (each such term as defined in the Original Facilities Agreement) effected pursuant to paragraph (a)(i)(A) and (b)(i)(A) of Clause 4 (Utilisation of Facility B1 and Facility B2); and

(ii)

no fee shall be payable to it pursuant to clause 29.3 (Assignment or transfer fee) of the Original Facilities Agreement and/or clause 29.3 (Assignment or transfer fee) of the Amended Facilities Agreement in connection with primary syndication of Facility B1 and Facility B2 by the Arrangers (acting in any capacity) and/or the Initial Term Facility Lenders, or where otherwise agreed by the Agent.

15.	Further assurance

Listco shall ensure that each member of the Group shall, at the request of the Agent (acting reasonably) and at Listco’s own expense, do all such acts and things which are necessary or desirable to give effect to the transactions, confirmations, accessions, redesignations, utilisations (or other borrowings) and/or amendments and restatements effected or to be effected pursuant to this Agreement (including, without limitation, each amendment and restatement pursuant to Clause 9 (Amendment and restatement)).

16.	Indemnity

Listco shall promptly indemnify each Party and each Finance Party for any costs, expense, loss or liability incurred in connection with this Agreement and each other agreement referred to in this Agreement and/or as a result of any payments to be made by (or on behalf of or at the direction of) Listco or any other member of the Group pursuant to this Agreement or any other agreement referred to in this Agreement on or prior to the Effective Date (including as a result of any such payment not being made in whole or in part by the relevant member of the Group on the relevant due date for payment).

17.	Representations

Listco, on behalf of itself and each Obligor, makes each of the representations and warranties contained in clause 24 (Representations) of the Amended Facilities Agreement (by reference to the facts and circumstances then existing) on:

(a)	the date of this Agreement; and

(b)	the Effective Date,

but as if:

(i)

references to “this Agreement”, “Transaction Document”, “Transaction Documents” and “Finance Document” in those representations and warranties (or any similar terms) were instead, on the date of this Agreement, references to this Agreement and to the Original Facilities Agreement and, on the Effective Date, to this Agreement and to the Amended Facilities Agreement;

(ii)

references to the “Closing Date” in those representations and warranties were instead, on the date of this Agreement, to the date of this Agreement and, on the Effective Date, to the Effective Date; and

(iii)	in the case of paragraph (a) above, the Effective Date had occurred on the date of this Agreement.

18.	Termination

If the Effective Date has not occurred on or prior to the Long Stop Date, this Agreement shall terminate and shall be of no further force or effect and the provisions of the Original Facilities Agreement and the other Finance Documents (including the guarantee and indemnity of each Guarantor (as defined in the Original Facilities Agreement)) shall continue in full force and effect as if this Agreement had not been entered into.

19.	Miscellaneous

(a)

The provisions of clause 22.1 (Transaction expenses), clause 37 (Notices), clause 39 (Partial invalidity) and clause 48 (Enforcement) of the Amended Facilities Agreement (notwithstanding that the Effective Date may not have occurred) shall be incorporated into this Agreement as if set out in full in this Agreement, mutatis mutandis, and as if references in those clauses to “this Agreement” or “the Finance Documents” (or any similar terms) are references to this Agreement.

(b)	This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

20.	Governing law

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

INITIAL REVOLVING FACILITY LENDER COMMITMENTS

SCHEDULE 2

CONDITIONS PRECEDENT

1.1

A copy of the constitutional documents of each of Listco, Midco, Luxco and the US Co-Borrower (or confirmation that the constitutional documents have not been amended, rescinded, supplemented or superseded since they were previously delivered to the Agent) and including:

(a)

in relation to Luxco, a copy of (i) its up to date articles of association (status coordonnés); (ii) an excerpt (extrait) from the Registre de Commerce et des Sociétés in Luxembourg (the “Luxembourg RCS”) dated not more than two days prior to the Effective Date; and (iii) certificate of non-inscription of a judicial decision or of administrative dissolution without liquidation (certificate de non-inscription d’une décision judiciaire ou de dissolution administrative sans liquidation) issued by the Luxembourg RCS regarding the absence of judicial proceedings dated not more than two days prior to the Effective Date; and

(b)

in relation to the US Co-Borrower, (i) a certificate as to the existence and good standing of the US Co-Borrower from the Secretary of State of the State of Delaware, (ii) a copy of its Certificate of Formation certified by the Secretary of State of the State of Delaware and (iii) a copy of its Operating Agreement.

1.2	A copy of a resolution of the board of directors/managers of each of Listco, Midco, Luxco and the US Co-Borrower:

(a)

approving the terms of and the transactions contemplated by this Agreement (and the Amended Facilities Agreement) and the Finance Documents to which it is a party and resolving that it executes, delivers and performs this Agreement (and the Amended Facilities Agreement) and the Finance Documents;

(b)

authorising a specified person or persons to execute this Agreement (and the Amended Facilities Agreement) and the Finance Documents to which it is a party on its behalf and any other documents and notices to be signed by or on behalf of it under or in connection with this Agreement (and the Amended Facilities Agreement) and the Finance Documents; and

(c)

in respect of Listco only, confirming, on behalf of itself and each of the Obligors, each of the matters specified in Clause 12 (Confirmation) of this Agreement, including that the guarantee issued under and in accordance with clause 23 (Guarantee and indemnity) of the Original Facilities Agreement will be legal, valid and binding and in full force and effect notwithstanding the proposed amendments to the Original Facilities Agreement in the form set out in Schedule 3 (Amended Facilities Agreement).

1.3	A specimen of the signature of each person authorised by the resolutions referred to above in relation to this Agreement.

1.4	In relation to Listco:

(a)

a certificate from its registered agent, in form and substance satisfactory to the Security Agent, dated no earlier than three Business Days before the date of this Agreement (including copies of its registers of members and directors);

(b)	a certified copy of the register of charges maintained by it under the BVI Business Companies Act 2020, Revised Edition (as amended);

(c)	a certificate of good standing issued by the BVI Registrar of Corporate Affairs dated no earlier than three Business Days before the date of this Agreement; and

(d)	(if applicable) a copy of any power of attorney under which any Finance Document is executed on behalf of Listco.

1.5	A certificate of a director/manager of each of Listco, Midco, Luxco and the US Co-Borrower certifying that:

(a)	each copy document relating to it is correct, complete and in full force and effect and has not been amended or superseded;

(b)	there has been no breach of guaranteeing, borrowing or similar restrictions by it or any Obligor as at the date of such certificate; and

(c)	borrowing or guaranteeing or securing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing, securing or similar limit binding on it or any other Obligor to be exceeded.

1.6

In relation to Luxco, a copy of a duly signed certificate of an authorised signatory of each person authorised by the resolution referred to in paragraph 1.2 above, such certificate should certify that:

(a)

Luxco is not subject to bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation volontaire ou judiciaire), reprieve from payment (sursis de paiement), administrative dissolution without liquidation (dissolution administrative sans liquidation), judicial reorganisation (réorganisation judiciaire), reorganisation by amicable agreement (réorganisation par accord amiable) or any similar Luxembourg or foreign law or proceedings affecting the rights of creditors generally, or, on the date hereof, in a state of cessation of payments (cessation de paiements) and has not lost its commercial creditworthiness (ébranlement de credit);

(b)	the managers of Luxco have not made any application, petition, order or resolution for the reorganisation, the administration or winding up of the entity;

(c)	the managers have not commenced negotiations with one or more of the Luxco’s creditors with a view to reach an amicable agreement;

(d)

Luxco has not been served with an insolvency court’s order regarding protective measures taken as a consequence of an application for the opening of insolvency proceedings or similar proceedings with respect of its assets and has not otherwise been informed of such application; and

(e)	the managers of Luxco are not aware of any appointment of a receiver or administrator or similar officer based on a filing for insolvency or similar proceedings of the Luxco.

2.	Transaction Security Document

2.1	An English law debenture incorporating fixed and floating charges over all of the present and future assets of Listco and Midco (the “English Law Supplemental Debenture”).

2.2	A Luxembourg law governed security confirmation agreement to be entered into by Luxco and Midco (the “Luxembourg Law Confirmation Agreement”) in relation to:

(a)	an account pledge agreement entered into by Luxco;

(b)	a receivables pledge over the receivables owed by Midco to Luxco; and

(c)	a share pledge agreement entered into by Midco.

2.3	In relation to each of Midco and the US Co-Borrower, UCC lien search reports.

2.4

Delivery of all share certificates, transfers, stock transfer forms, documents of title, notices and other deliverables, registrations and fillings (where required, executed and delivered by the relevant Obligor) in connection with the Transaction Security and any other documents delivered pursuant to this Schedule 2.

3.	Legal opinions

3.1

A legal opinion as to capacity and enforceability under English law to be provided by Linklaters LLP as English law counsel to the Agent and the Security Agent in connection with this Agreement (and the Amended Facilities Agreement), the Luxembourg Law Confirmation Agreement, the English Law Supplemental Debenture and the Finance Documents to which Midco is party to.

3.2	A legal opinion as to capacity under Luxembourg law to be provided by Arendt & Medernach as Luxembourg law counsel to the Obligors in connection with the Luxembourg Law Confirmation Agreement.

3.3

A legal opinion as to enforceability under Luxembourg law to be provided by Linklaters LLP as Luxembourg law counsel to the Agent and the Security Agent in connection with the Luxembourg Law Confirmation Agreement.

3.4

A legal opinion as to capacity and continued validity and perfection of security interests under the laws of the State of Delaware to be provided by Greenberg Traurig as Delaware law counsel to the Obligors in connection with this Agreement and the Amended Facilities Agreement.

3.5

A legal opinion as to capacity under the laws of the British Virgin Islands to be provided by Mourant Ozannes as British Virgin Islands law counsel to the Agent and the Security Agent in connection with this Agreement (and the Amended Facilities Agreement), the English Law Supplemental Debenture, and the Finance Documents to which Listco is party to.

4.	Other documents and evidence

4.1	The Fee Letters.

4.2	A copy of the structure chart of the Group.

4.3	Evidence that all fees, costs and expenses due to any of the Finance Parties have been paid or will be paid on or prior to the Effective Date.

4.4	Satisfaction of all “Know-your-customer” and other similar checks required by the Finance Parties.

SCHEDULE 3

AMENDED FACILITIES AGREEMENT

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g., pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

SENIOR FACILITIES AGREEMENT

originally dated 3 July 2014

as amended and restated from time to time including pursuant to the 2025 Amendment and

Restatement Agreement

for

NOMAD FOODS LIMITED

as Listco

with

CITIBANK, N.A., LONDON BRANCH, DEUTSCHE BANK AKTIENGESELLSCHAFT and

JEFFERIES FINANCE LLC as mandated lead arrangers

with

CITIBANK, N.A., LONDON BRANCH and DEUTSCHE BANK AKTIENGESELLSCHAFT as

Left Lead Banks in respect of Facility B1

with

JEFFERIES FINANCE LLC as Left Lead Bank in respect of Facility B2 with

CITIBANK, N.A., LONDON BRANCH and DEUTSCHE BANK AKTIENGESELLSCHAFT as

physical bookrunners in respect of Facility B1

with

JEFFERIES FINANCE LLC as physical bookrunner in respect of Facility B2 with

CITIBANK, N.A., LONDON BRANCH, DEUTSCHE BANK AKTIENGESELLSCHAFT,

JEFFERIES FINANCE LLC, BNP PARIBAS S.A., CRÉDIT AGRICOLE CORPORATE AND

INVESTMENT BANK, NATWEST MARKETS PLC, COÖPERATIEVE RABOBANK U.A.

TRADING AS RABOBANK LONDON AND GOLDMAN SACHS BANK USA as bookrunners with

CITIBANK EUROPE PLC, UK BRANCH

acting as Agent

and

KROLL TRUSTEE SERVICES LIMITED

acting as Security Agent

Ref: L-296544

CONTENTS

CLAUSE		PAGE

SECTION 1

INTERPRETATION

1.	Definitions and interpretation	2

SECTION 2

THE FACILITIES

2.	The Facilities	46
3.	Purpose	53
4.	Conditions of Utilisation	53

SECTION 3

UTILISATION

5.	Utilisation – Loans	56
6.	Utilisation – Letters of Credit	57
7.	Letters of Credit	60
8.	Optional Currencies	62
9.	Ancillary Facilities	62

SECTION 4

REPAYMENT, PREPAYMENT AND CANCELLATION

10.	Repayment	68
11.	Illegality, voluntary prepayment and cancellation	68
12.	Mandatory prepayment	71
13.	Restrictions	72

SECTION 5

COSTS OF UTILISATION

14.	Interest	73
15.	Interest Periods	78
16.	Changes to the calculation of interest	79
17.	Fees	83

SECTION 6

ADDITIONAL PAYMENT OBLIGATIONS

18.	Tax gross-up and indemnities	86
19.	Increased Costs	94
20.	Other indemnities	95
21.	Mitigation by the Lenders	97
22.	Costs and expenses	97

SECTION 7

GUARANTEE

23.	Guarantee and indemnity	99

SECTION 8

REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

24.	Representations	109
25.	Information undertakings	113
26.	Financial covenant	116
27.	General undertakings	118
28.	Events of Default	123

- i -

SECTION 9

CHANGES TO PARTIES

29.	Changes to the Lenders	127
30.	Debt Purchase Transactions	133
31.	Changes to the Obligors	137

SECTION 10

THE FINANCE PARTIES

32.	Role of the Agent, the Arrangers, the Issuing Bank and others	141
33.	Conduct of business by the Finance Parties	150
34.	Sharing among the Finance Parties	151

SECTION 11

ADMINISTRATION

35.	Payment mechanics	153
36.	Set-off	155
37.	Notices	155
38.	Calculations and certificates	159
39.	Partial invalidity	159
40.	Remedies and waivers	160
41.	Amendments and waivers	160
42.	Confidentiality	165
43.	Confidentiality of Funding Rates	168
44.	Counterparts	169
45.	Bail-in	169
46.	Acknowledgement regarding any supported QFCs	171

SECTION 12

GOVERNING LAW AND ENFORCEMENT

47.	Governing law	173
48.	Enforcement	173
49.	General Austrian limitation	175

THE SCHEDULES

- ii -

- iii -

THIS AGREEMENT is originally dated 3 July 2014 as amended and restated from time to time, including on the 2025 Effective Date pursuant to the 2025 Amendment and Restatement Agreement, and made BETWEEN:

(1)	NOMAD FOODS LIMITED, a public listed company incorporated in the British Virgin Islands with registered number 1818482 (“Listco”);

(2)	NOMAD FOODS EUROPE MIDCO LIMITED, a company incorporated in England and Wales with registered number 5879252 (“Midco”);

(3)

NOMAD FOODS LUX S.À R.L., a private limited liability company (société à responsabilité limitée), having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies (Registre de commerce et des sociétés, Luxembourg) under number B214174 (“Luxco”);

(4)

NOMAD FOODS US LLC, a single member limited liability company organised in Delaware, the US for the sole purpose of acting as co-borrower in respect of Facility B2 (or any Additional Facility denominated in US$) (“US Co-Borrower”);

(5)	THE ENTITIES listed in Part I of Schedule 1 (The Parties) as borrowers (the “Original Borrowers”);

(6)	THE ENTITIES listed in Part I of Schedule 1 (The Parties) as guarantors (the “Original Guarantors”);

(7)	CITIBANK, N.A., LONDON BRANCH AND DEUTSCHE BANK AKTIENGESELLSCHAFT, as left lead bank in respect of Facility B1 (the “Facility B1 Left Lead Banks”);

(8)	JEFFERIES FINANCE LLC, as left lead bank in respect of Facility B2 (the “Facility B2 Left Lead Bank” and, together with the Facility B1 Left Lead Banks, the “Left Lead Banks”);

(9)	CITIBANK, N.A., LONDON BRANCH, DEUTSCHE BANK AKTIENGESELLSCHAFT and JEFFERIES FINANCE LLC as mandated lead arrangers (the “Mandated Lead Arrangers”);

(10)

CITIBANK, N.A., LONDON BRANCH AND DEUTSCHE BANK AKTIENGESELLSCHAFT as physical bookrunners of Facility B1 and JEFFERIES FINANCE LLC as physical bookrunner of Facility B2 (together, the “Physical Bookrunners”);

(11)

CITIBANK, N.A., LONDON BRANCH, DEUTSCHE BANK AKTIENGESELLSCHAFT, JEFFERIES FINANCE LLC, BNP PARIBAS S.A., CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, NATWEST MARKETS PLC, COÖPERATIEVE RABOBANK U.A. TRADING AS RABOBANK LONDON and GOLDMAN SACHS BANK USA as bookrunners for Facility B1 and CITIBANK, N.A., LONDON BRANCH, DEUTSCHE BANK AKTIENGESELLSCHAFT, JEFFERIES FINANCE LLC, BNP PARIBAS S.A., CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, NATWEST MARKETS PLC, COÖPERATIEVE RABOBANK U.A. TRADING AS RABOBANK LONDON and GOLDMAN SACHS BANK USA as bookrunners for Facility B2 and (in each case, whether acting individually or together, and together with the Mandated Lead Arrangers, the Left Lead Banks, and the Physical Bookrunners, the “Arrangers”);

(12)	THE FINANCIAL INSTITUTIONS referred to in Part II of Schedule 1 (The Parties) (the “Original Lenders”);

(13)	CITIBANK EUROPE PLC, UK BRANCH as agent of the other Finance Parties (the “Agent”); and

(14)	KROLL TRUSTEE SERVICES LIMITED, as security agent for the Secured Parties (the “Security Agent”).

IT IS AGREED as follows

SECTION 1

INTERPRETATION

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“2025 Allocations Table” has the meaning given to the term in the 2025 Amendment and Restatement Agreement.

“2025 Amendment and Restatement Agreement” means the amendment and restatement agreement, in relation to this Agreement, dated 30 October 2025 between, among others, Listco and the Agent.

“2025 Effective Date” has the meaning given to the term “Effective Date” in the 2025 Amendment and Restatement Agreement.

“2025 Effective Time” has the meaning given to the term in the 2025 Amendment and Restatement Agreement.

“Acceptable Bank” means:

(a)

a Lender and, to the extent not a Lender, the list of banks with whom the Group has certain banking arrangements as at the Closing Date as agreed between Listco and the Arrangers prior to the Closing Date;

(b)

any bank or financial institution which has a rating for its long-term debt obligations of BBB- or higher by Standard & Poor’s Rating Services or Fitch Ratings Ltd or Baa3 or higher by Moody’s Investors Service Limited or a comparable rating from an internationally recognised credit rating agency; or

(c)	any other bank or financial institution approved by the Agent (acting reasonably).

“Accession Letter” means a document substantially in the form set out in Schedule 5 (Form of Accession Letter) or any other form agreed by the Agent and Listco.

“Accounting Principles” means generally accepted accounting principles in the jurisdiction of incorporation of the relevant member of the Group or International Accounting Standards.

“Acquired Group” means, in relation to a Permitted Acquisition, the entity (and its Subsidiaries) or business or undertaking (as the case may be) acquired by the Group pursuant to such Permitted Acquisition.

“Additional Borrower” means a company which becomes a Borrower in accordance with Clause 31 (Changes to the Obligors).

“Additional Business Day” means any day specified as such in the applicable Compounded Rate Terms.

“Additional Facility” has the meaning given to it in Clause 2.4 (Additional Facilities).

“Additional Facility Commencement Date” means, in respect of an Additional Facility, the date specified as the “Commencement Date” in the Additional Facility Notice relating to that Additional Facility.

“Additional Facility Commitment” means, in respect of an Additional Facility Lender and an Additional Facility, the Base Currency Amount specified as its Lender Commitment in the Additional Facility Notice delivered by that Additional Facility Lender, to the extent not cancelled, reduced or transferred by such Additional Facility Lender under this Agreement.

“Additional Facility Debt Instrument” means, in relation to any Additional Facility, the indenture, facility agreement, or other equivalent document by which that Additional Facility is issued or, as the case may be, made available.

“Additional Facility Documents” means, in relation to any Additional Facility, the Additional Facility Debt Instrument, any fee letter entered into, under or in connection with the Additional Facility and any other document or instrument relating to that Additional Facility and designated as such by Listco and the relevant Additional Facility Lender.

“Additional Facility Lender” has the meaning given to it in Clause 2.4 (Additional Facilities).

“Additional Facility Loan” means an Additional Facility Revolving Loan and/or an Additional Facility Term Loan.

“Additional Facility Notice” means a notice substantially in the form set out in Schedule 13 (Form of Additional Facility Notice) or any other form agreed by the Agent and Listco.

“Additional Facility Revolving Loan” means loans made or to be made under an Additional Revolving Facility or the principal amount outstanding for the time being of those loans under an Additional Revolving Facility.

“Additional Facility Term Loan” means loans made or to be made under an Additional Term Facility or the principal amount outstanding for the time being of those loans under an Additional Term Facility.

“Additional Guarantor” means a company which becomes a Guarantor in accordance with Clause 31 (Changes to the Obligors).

“Additional Obligor” means an Additional Borrower or an Additional Guarantor.

“Additional Revolving Facility” means any revolving facility established by Listco as an Additional Facility under Clause 2.4 (Additional Facilities).

“Additional Term Facility” means any term facility established by Listco as an Additional Facility under Clause 2.4 (Additional Facilities).

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Agent’s Spot Rate of Exchange” means the Agent’s spot rate of exchange for the purchase of the relevant currency with the Base Currency in the London foreign exchange market at or about 11:00 a.m. on a particular day.

“Ancillary Commencement Date” means, in relation to an Ancillary Facility, the date on which that Ancillary Facility is first made available, which date shall (unless a contrary indication appears in the 2025 Amendment and Restatement Agreement) be a Business Day within the Availability Period for the applicable Revolving Facility.

“Ancillary Commitment” means, in relation to an Ancillary Lender and an Ancillary Facility, the maximum Base Currency Amount which that Ancillary Lender has agreed (whether or not subject to satisfaction of conditions precedent) to make available from time to time under an Ancillary Facility and which has been authorised as such under Clause 9 (Ancillary Facilities), to the extent that amount is not cancelled or reduced under this Agreement or the Ancillary Documents relating to that Ancillary Facility.

“Ancillary Document” means each document relating to or evidencing the terms of an Ancillary Facility.

“Ancillary Facility” means any ancillary facility made available by an Ancillary Lender in accordance with Clause 9 (Ancillary Facilities).

“Ancillary Lender” means each Lender (or Affiliate of a Lender) which makes available an Ancillary Facility in accordance with Clause 9 (Ancillary Facilities).

“Ancillary Outstandings” means, at any time, in relation to an Ancillary Lender and an Ancillary Facility, the aggregate of the equivalents (as calculated by that Ancillary Lender) in the Base Currency of the following amounts outstanding under that Ancillary Facility then in force:

(a)

the principal amount under each overdraft facility and on demand short-term loan facility (net of any credit balances on any account of any Borrower of an Ancillary Facility with the Ancillary Lender making available that Ancillary Facility to the extent that such credit balance is freely available to be set off by that Ancillary Lender against liabilities owed to it by that Borrower under that Ancillary Facility) (ignoring, for this purpose, where agreed by the Ancillary Lender, any liability in respect of BACS facilities);

(b)	the face amount of each guarantee, bond and letter of credit under that Ancillary Facility (to the extent not repaid or prepaid); and

(c)	the amount fairly representing the aggregate exposure (excluding interest and similar charges) of that Ancillary Lender under each other type of accommodation provided under that Ancillary Facility, in each case, as determined by such Ancillary Lender in accordance with the relevant Ancillary Document or normal banking practice.

“Anti-Corruption Laws” means the US Foreign Corrupt Practices Act 1977, the UK Bribery Act 2010, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and any other applicable anti-bribery or anti-corruption law or regulation.

“Anti-Money Laundering Laws” means all applicable financial record keeping and reporting requirements and anti-money laundering statutes in all jurisdictions in which the member of the Group conducts its business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency.

“Approved List” means the list of pre-approved potential Lenders agreed between Listco and the Original Lenders prior to the Closing Date, as amended in writing between Listco and the Agent from time to time.

“Auditors” means any firm of independent accountants appointed by Listco as its auditors from time to time.

“Austrian Additional Obligor” means an Additional Obligor incorporated in the Republic of Austria.

“Austrian Capital Maintenance Rules” has the meaning given to it in Clause 23.12 (Limitations on obligations of Austrian Guarantors).

“Austrian Guarantor” has the meaning given to it in Clause 23.5 (Guarantor intent).

“Austrian Obligor” means an Obligor incorporated in the Republic of Austria.

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

“Availability Period” means:

(a)	in relation to the Facility B1, the period from (and including) the 2025 Effective Time to (and including) the earlier of (i) the first Utilisation of Facility B1 and (ii) 31 December 2025;

(b)	in relation to Facility B2, the period from (and including) the 2025 Effective Time to (and including) the earlier of (i) the first Utilisation of Facility B2 and (ii) 31 December 2025;

(c)

in relation to the Original Revolving Facility, the period from (and including) the 2025 Effective Date to (and including) the date falling one Month prior to the Termination Date applicable to the Original Revolving Facility; and

(d)	in relation to any Additional Facility, the period specified in the Additional Facility Notice relating to that Additional Facility.

“Available Commitment” means, in relation to a Facility, a Lender’s Commitment under that Facility minus (subject to Clause 9.7 (Affiliates of Lenders as Ancillary Lenders) and as set out below):

(a)

the amount (or, in the case of a Revolving Facility only, the Base Currency Amount) of its participation in any outstanding Utilisations under that Facility and, in the case of a Revolving Facility only, the Base Currency Amount of the aggregate of its Ancillary Commitments; and

(b)

in relation to any proposed Utilisation amount (or, in the case of a Revolving Facility only, the Base Currency Amount), the amount of its participation in any other Utilisations that are due to be made under that Facility on or before the proposed Utilisation Date and, in the case of a Revolving Facility only, the Base Currency Amount of its Ancillary Commitment in relation to any new Ancillary Facility that is due to be made available on or before the proposed Utilisation Date.

For the purposes of calculating a Lender’s Available Commitment in relation to any proposed Utilisation under a Revolving Facility only, the following amounts shall not be deducted from a Lender’s Commitment under that Facility:

(i)	that Lender’s participation in any Revolving Facility Utilisations that are due to be repaid or prepaid on or before the proposed Utilisation Date; and

(ii)	that Lender’s (or its Affiliate’s) Ancillary Commitments to the extent that they are due to be reduced or cancelled on or before the proposed Utilisation Date.

“Available Facility” means, in relation to a Facility, the aggregate for the time being of each Lender’s Available Commitment in respect of that Facility.

“Backstop Rate Switch Date” has the meaning given to that term in Clause 14.5 (Rate switch definitions).

“Base Currency” means:

(a)	for Facility B1, and the Original Revolving Facility, euro;

(b)	for Facility B2, US Dollars; and

(c)	in relation to any Additional Facility, such currency as is agreed between Listco and the applicable Additional Facility Lenders.

“Base Currency Amount” means:

(a)

in relation to a Utilisation, the amount specified in the Utilisation Request delivered by a Borrower for that Utilisation (or, in the case of a Utilisation under a Revolving Facility, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent’s Spot Rate of Exchange on the date which is three Business Days before the Utilisation Date or, if later, on the date the Agent receives the Utilisation Request in accordance with the terms of this Agreement) and, in the case of a Letter of Credit, as adjusted under Clause 6.7 (Revaluation of Letters of Credit) at annual intervals; and

(b)

in relation to an Ancillary Commitment, the amount specified as such in the notice delivered to the Agent by Listco pursuant to Clause 9.2 (Availability) (or, if the amount specified is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent’s Spot Rate of Exchange on the date which is three Business Days before the Ancillary Commencement Date for that Ancillary Facility or, if later, the date the Agent receives the notice of the Ancillary Commitment in accordance with the terms of this Agreement), as adjusted to reflect any repayment, prepayment, consolidation or division of a Utilisation, or (as the case may be) cancellation or reduction of an Ancillary Facility.

“Belgian Additional Obligor” means an Additional Obligor incorporated in Belgium.

“Belgian Code of Companies and Associations” means the Belgian code of companies and associations of 23 March 2019, as amended from time to time.

“Belgian Obligor” means an Obligor incorporated in Belgium.

“Bidco” means Nomad Foods Europe Limited, a company incorporated in England and Wales with registered number 5879466, which is a wholly-owned subsidiary of Midco.

“Bondco” means Nomad Foods Bondco plc, a company incorporated in England and Wales with registered number 09094345, which is a wholly-owned subsidiary of Midco.

“Borrower” means a Term Facility Borrower or a Revolving Facility Borrower.

“Break Costs” means the amount (if any) by which:

(a)	in respect of any Term Rate Loan (other than a Term SOFR Loan), the amount (if any) by which:

(i)

the interest (but, for the avoidance of doubt, excluding any Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period, exceeds:

(ii)

the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period;

(b)	in respect of a Compounded Rate Loan, any amount specified as such in the applicable Compounded Rate Terms; and

(c)	in respect of any Term SOFR Loan, none.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London and Tortola (British Virgin Islands) and:

(a)	(in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency; or

(b)	(in relation to any date for payment or purchase of euro) any TARGET Day; or

(c)	(in relation to any fixing of an interest rate using Term SOFR), which is a US Government Securities Business Day; or

(d)	(in relation to:

(i)	the fixing of an interest rate in relation to a Term Rate Loan;

(ii)	any date for payment or purchase of an amount relating to a Compounded Rate Loan; or

(iii)	the determination of the first day or the last day of an Interest Period for a Compounded Rate Loan, or otherwise in relation to the determination of the length of such an Interest Period),

which is an Additional Business Day, relating to that Loan or Unpaid Sum.

“Cash” means cash in hand (or in transit or in tills or payments made by cheques or debit cards or credit cards which are yet to be received in cleared funds) and credit balances or amounts on deposit with an Acceptable Bank which are freely transferable and freely convertible and accessible by a member of the Group within 90 days or held in a blocked account and not subject to any Security (other than one arising under the Transaction Security Documents).

“Central Bank Rate” has the meaning given to that term in the applicable Compounded Rate Terms.

“Central Bank Rate Adjustment” has the meaning given to that term in the applicable Compounded Rate Terms.

“Change of Control” means:

(a)

any person or persons acting in concert gain control directly or indirectly of more than 50 per cent. of the voting shares of Listco (where “acting in concert” means a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition of shares in Listco by any of them, either directly or indirectly, to obtain or consolidate control of Listco);

(b)	Listco ceases to control directly or indirectly the entire issued share capital of Midco; or

(c)	shares of Listco cease to be admitted to trading on the New York Stock Exchange (unless such shares are substantially contemporaneously admitted to trading on the London Stock Exchange).

“Charged Property” has the meaning given to such term in the Intercreditor Agreement.

“Clean-Up Default” means, in respect of a Permitted Acquisition, any Default or Event of Default which is subsisting on or arising after the completion of such Permitted Acquisition but prior to expiry of the relevant Clean-Up Period relating to that Permitted Acquisition to the extent it relates exclusively to a member of the Acquired Group of such Permitted Acquisition (or any obligation to procure or ensure in relation to a member of that Acquired Group).

“Clean-Up Period” means, in respect of a Permitted Acquisition, the period from the date of completion of such Permitted Acquisition to the date falling 120 days thereafter.

“Closing Date” means the 2025 Effective Date.

“Code” means the US Internal Revenue Code of 1986.

“Commitment” means an Original Revolving Facility Commitment, a Facility B1 Commitment, a Facility B2 Commitment or an Additional Facility Commitment.

“Compliance Certificate” means a certificate substantially in the form set out in Schedule 7 (Form of Compliance Certificate).

“Compounded Rate Currency” means:

(a)	sterling and Swiss francs; and

(b)	following the Rate Switch Date, the Rate Switch Currency.

“Compounded Rate Interest Payment” means the aggregate amount of interest that:

(a)	is, or is scheduled to become, payable under any Finance Document; and

(b)	relates to a Compounded Rate Loan.

“Compounded Rate Loan” means any Loan or, if applicable, Unpaid Sum in a Compounded Rate Currency.

“Compounded Rate Supplement” means, in relation to any currency, a document which:

(a)

is agreed in writing by Listco, the Agent (in its own capacity) and the Agent (acting on the instructions of the Majority Lenders or, in the case of any Compounded Rate Supplement which has the effect of a reduction in the Margin, all the Lenders participating in that Facility);

(b)	specifies for that currency the relevant terms which are expressed in this Agreement to be determined by reference to Compounded Rate Terms; and

(c)	has been made available to Listco and each Finance Party.

“Compounded Rate Terms” means, in relation to:

(a)	a currency;

(b)	a Loan or an Unpaid Sum in that currency;

(c)	an Interest Period for such a Loan or Unpaid Sum (or other period for the accrual of commission or fees in respect of that currency); or

(d)	any term of this Agreement relating to the determination of a rate of interest in relation to such a Loan or Unpaid Sum,

the terms set out for that currency, and (where such terms are set out for different categories of Loan, Unpaid Sum or accrual of commission or fees in that currency) for the applicable category of that Loan, Unpaid Sum or accrual, in Schedule 15 (Compounded Rate Terms) or in any relevant Compounded Rate Supplement.

“Compounded Reference Rate” means, in relation to any RFR Banking Day during the Interest Period of a Compounded Rate Loan, the percentage rate per annum which is the aggregate of:

(a)	the Daily Non-Cumulative Compounded RFR Rate for that RFR Banking Day; and

(b)	the applicable Credit Adjustment Spread.

“Compounding Methodology Supplement” means, in relation to the Daily Non-Cumulative Compounded RFR Rate or the Cumulative Compounded RFR Rate, a document which:

(a)	is agreed in writing by Listco, the Agent (in its own capacity) and the Agent (acting on the instructions of the Majority Lenders);

(b)	specifies a calculation methodology for that rate; and

(c)	has been made available to Listco and each Finance Party.

“Confidential Information” means all information relating to Listco, any Obligor, the Group, the Finance Documents or a Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or a Facility from either:

(a)	any member of the Group or any of its advisers; or

(b)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(i)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 42 (Confidentiality); or

(ii)	is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(iii)

is known by that Finance Party before the date the information is disclosed to it in accordance with paragraph (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

“Confidentiality Undertaking” means a confidentiality undertaking substantially in the agreed form as set out in Schedule 8 (LMA Form of Confidentiality Undertaking) or in any other form agreed between Listco and the Agent, in each case capable of being relied on by Listco and not to be amended in any material respect other than as agreed to by Listco (acting reasonably).

“Consolidated EBITDA” has the meaning given to such term in Schedule 21 (Certain Defined Terms).

“Consolidated Leverage” has the meaning given to such term in Schedule 21 (Certain Defined Terms).

“Consolidated Leverage Ratio” has the meaning given to such term in Schedule 21 (Certain Defined Terms).

“Credit Adjustment Spread” means:

(a)	in respect of any Compounded Rate Loan, any rate which is either:

(i)	specified as such in the applicable Compounded Rate Terms; or

(ii)

determined by the Agent (or by any other Finance Party which agrees to determine that rate in place of the Agent) in accordance with the methodology specified in the applicable Compounded Rate Terms; and

(b)	in respect of any Term SOFR Loan, none.

“CTA” means the Corporation Tax Act 2009.

“Cumulative Compounded RFR Rate” means, in relation to an Interest Period for a Compounded Rate Loan, the percentage rate per annum determined by the Agent (or by any other Finance Party which agrees to determine that rate in place of the Agent) in accordance with the methodology set out in Schedule 17 (Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement.

“Daily Non-Cumulative Compounded RFR Rate” means, in relation to any RFR Banking Day during an Interest Period for a Compounded Rate Loan, the percentage rate per annum determined by the Agent (or by any other Finance Party which agrees to determine that rate in place of the Agent) in accordance with the methodology set out in Schedule 16 (Daily Non-Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement.

“Daily Rate” means the rate specified as such in the applicable Compounded Rate Terms.

“Debt Purchase Transaction” means, in relation to a person, a transaction where such person:

(a)	owns or purchases by way of assignment or transfer;

(b)	enters into any sub-participation in respect of; or

(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of,

any Commitment or amount outstanding under or in respect of this Agreement.

“Declared Default” means an Event of Default under paragraph (a) of that definition in respect of which a notice of acceleration has been served pursuant to paragraph (a) of Clause 28.7 (Acceleration).

“Default” means:

(a)

an Event of Default under paragraph (a) of that definition or any event or circumstance specified as such in Clause 28 (Events of Default) which would (with the expiry of a grace period in, or the giving of notice under, Clause 28 (Events of Default), or any combination of any of the foregoing) be an Event of Default under paragraph (a) of that definition; and

(b)

with respect to each Revolving Facility only, a Financial Covenant Event of Default or any requirement of Clause 26 (Financial covenant) not being satisfied which would (with the expiry of the period for remedy provided for in paragraph (b) of Clause 26.3 (Financial testing)) be an Event of Default.

“Delegate” means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

“Designated Gross Amount” has the meaning given to that term in Clause 9.2 (Availability).

“Designated Net Amount” has the meaning given to that term in Clause 9.2 (Availability).

“Disruption Event” means either or both of:

(a)

a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facilities (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

“Dutch Additional Obligor” means an Additional Obligor incorporated in the Netherlands.

“Dutch Civil Code” means the Dutch Civil Code (Burgerlijk Wetboek).

“Dutch Financial Supervision Act” means the Dutch Financial Supervision Act (Wet op het financieel toezicht) dated 28 September 2006 published in the Dutch government gazette nr. 475 on 31 October 2006, as amended from time to time.

“Dutch Obligor” means an Obligor incorporated in the Netherlands.

“Environmental Claim” means any claim, proceeding, formal notice or investigation by any person in respect of any Environmental Law.

“Environmental Law” means any applicable law or regulation which relates to:

(a)	the pollution or protection of the environment;

(b)	harm to or the protection of human health;

(c)	the conditions of the workplace; or

(d)	any emission or substance capable of causing harm to any living organism or the environment.

“Environmental Permits” means any permit and other Authorisation and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any member of the Group conducted on or from the properties owned or used by any member of the Group.

“ERISA” means the US Employee Retirement Income Security Act 1974 (or any successor legislation thereto).

“EURIBOR” means, in relation to any Loan in euro:

(a)	the applicable Screen Rate; or

(b)	(if no Screen Rate is available for the Interest Period of that Loan) the Interpolated Screen Rate for that Loan; or

(c)

(if no Screen Rate is available for the Interest Period of that Loan and it is not possible to calculate an Interpolated Screen Rate for that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Reference Banks as the rate which the relevant Reference Bank could borrow funds in the European interbank market, as of (in the case of paragraphs (a) and (c) above) the Specified Time on the Quotation Day for euro for a period equal in length to the Interest Period of the relevant Loan, and provided that (in each case) if any such rate is below zero, EURIBOR will be deemed to be zero.

“Euro Denominated Facility” means each of Facility B1, the Original Revolving Facility and any Additional Facility denominated in euro.

“Event of Default” means:

(a)	with respect to each Facility, any event or circumstance specified as such in Clause 28 (Events of Default) and Schedule 20 (Events of Default); and

(b)	with respect to each Revolving Facility only, a Financial Covenant Event of Default.

“Excluded Jurisdiction” has the meaning given to that term in the Security Principles.

“Existing Senior Secured Notes” means (i) the EUR 750,000,000 2.50% senior secured notes due 2028 issued on or about 24 June 2021 by Bondco as issuer and (ii) the EUR 50,000,000 2.50% senior secured notes due 2028 issued on or about 9 July 2021 by Bondco as issuer.

“Expiry Date” means, for a Letter of Credit, the last day of its Term.

“Facility” means a Term Facility, a Revolving Facility or an Additional Facility.

“Facility B1” means the term loan facility made available under this Agreement as described in paragraph (a)(i) of Clause 2.1 (The Facilities).

“Facility B1 Commitment” means:

(a)	in relation to an Original Lender of Facility B1, the amount in euro set opposite its name under the heading “Facility B1 Commitment” in Part II of Schedule 1 (The Parties); and

(b)	in relation to any other Lender, the amount in euro of any Facility B1 Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

“Facility B1 Loan” means a loan made or to be made under Facility B1 or the principal amount outstanding for the time being of that loan including, for the avoidance of doubt, any loan deemed to have been made under Facility B1 upon the occurrence of the 2025 Effective Time pursuant to the 2025 Amendment and Restatement Agreement.

“Facility B2” means the term loan facility made available under this Agreement as described in paragraph (a)(ii) of Clause 2.1 (The Facilities).

“Facility B2 Commitment” means:

(a)	in relation to an Original Lender of Facility B2, the amount in US$ set opposite its name under the heading “Facility B2 Commitments” in Part II of Schedule 1 (The Parties); and

(b)	in relation to any other Lender, the amount in US$ of any Facility B2 Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

“Facility B2 Loan” means a loan made or to be made under Facility B2 or the principal amount outstanding for the time being of that loan including, for the avoidance of doubt, any loan deemed to have been made under Facility B2 upon the occurrence of the 2025 Effective Time pursuant to the 2025 Amendment and Restatement Agreement.

“Facility Office” means the office or offices notified by a Lender or the Issuing Bank to the Agent in writing on or before the date it becomes a Lender or the Issuing Bank (or, following that date, by not less than five Business Days’ written notice) as the office or offices through which it will perform its obligations under this Agreement.

“Fallback Interest Period” means one Month or such shorter period as selected or applicable pursuant to paragraph (a) of Clause 15.1 (Selection of Interest Periods).

“FATCA” means:

(a)	sections 1471 to 1474 of the Code, any associated regulations and other official guidance;

(b)

any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the United States and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation or official guidance referred to in paragraph (a) above; and

(c)

any agreement pursuant to the implementation of paragraph (a) or (b) above with the United States Internal Revenue Service, the government of the United States or any governmental or taxation authority in any other jurisdiction.

“FATCA Application Date” means:

(a)

in relation to a “withholdable payment” described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the United States), 1 July 2014;

(b)

in relation to a “withholdable payment” described in section 1473(1)(A)(ii) of the Code (which relates to “gross proceeds” from the disposition of property of a type that can produce interest from sources within the United States), 1 January 2019; or

(c)	in relation to a “passthru payment” described in section 1471(d)(7) of the Code not falling within paragraph (a) or (b) above, 1 January 2019,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA after the date of this Agreement.

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA.

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States (or any successor thereto).

“Fee Letter” means:

(a)	any letter or letters between:

(i)	the Agent and Listco; or

(ii)	the Security Agent and Listco,

setting out any of the fees referred to in Clause 17 (Fees); and

(b)	any other agreement setting out fees referred to in Clause 17.4 (Fees payable in respect of Letters of Credit) or Clause 17.5 (Interest, commission and fees on Ancillary Facilities).

“Finance Document” means this Agreement, any Accession Letter, any Lender Accession Notice, any Additional Facility Document, any Additional Facility Notice (including for the avoidance of doubt, the Additional Facility Notice in respect of Facility B1, Facility B2), any Ancillary Document, any Compliance Certificate, any Fee Letter, each Mandate Document, the Intercreditor Agreement, any Resignation Letter, any Selection Notice, any Transaction Security Document, any Utilisation Request, any Compounded Rate Supplement, any Compounding Methodology Supplement, and any other document designated as a “Finance Document” by the Agent and Listco.

“Finance Party” means the Agent, the Arrangers, the Security Agent, a Lender, the Issuing Bank or any Ancillary Lender.

“Financial Covenant Event of Default” means, subject to paragraph (j) of Clause 1.2 (Construction), an Event of Default under Clause 28.1 (Financial covenant).

“Financial Quarter” has the meaning given to that term in Clause 26.1 (Financial definitions).

“Financial Year” has the meaning given to that term in Clause 26.1 (Financial definitions).

“Finco” means Nomad Foods Europe Finco Limited, a company incorporated in England and Wales with registered number 5879462, which is a wholly-owned subsidiary of Holdco.

“Findus Italy” means C.S.I. - Compagnia Surgelati Italiana S.p.A., a company incorporated in Italy with Fiscal Code 07015700961 and whose registered office is at Roma (RO), via Caterina Troiani 75, Italy.

“Finnish Additional Obligor” means an Additional Obligor incorporated in Finland.

“Finnish Obligor” means an Obligor incorporated in Finland.

“Fraudulent Transfer Law” means any applicable US Bankruptcy Law or any applicable US state fraudulent transfer or conveyance law.

“Funding Rate” means any individual rate notified by a Lender to the Agent pursuant to paragraph (a)(ii) of Clause 16.5 (Cost of funds).

“German Additional Obligor” means an Additional Obligor incorporated in Germany.

“German Borrower” means a Borrower incorporated in Germany.

“German Obligor” means an Obligor incorporated in Germany.

“Group” means Listco and each of its Restricted Subsidiaries for the time being.

“Group Structure Chart” means the group structure chart in the agreed form relating to the Group as delivered to the Agent pursuant to Clause 4.1 (Conditions precedent).

“Guarantor” means an Original Guarantor or an Additional Guarantor, unless it has ceased to be a Guarantor in accordance with Clause 31 (Changes to the Obligors).

“Guarantor Company” means any member of the Group which is (or which is required to become) a Guarantor.

“Guarantor Coverage” has the meaning it is given in Clause 27.14 (Guarantors).

“Hedging Agreement” has the meaning given to it in the Intercreditor Agreement.

“Historic Term SOFR” means, in relation to any Term SOFR Loan, the most recent applicable Term SOFR for a period equal in length to the Interest Period of that Term SOFR Loan and which is as of a day which is no more than three US Government Securities Business Days before the Quotation Day.

“Holdco” means Nomad Foods Europe Holdco Limited, a company incorporated in England and Wales with registered number 5879245, which is a wholly-owned subsidiary of Topco.

“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

“IFRS” has the meaning given to such term in Schedule 21 (Certain Defined Terms).

“Indebtedness” has the meaning given to such term in Schedule 21 (Certain Defined Terms).

“Intellectual Property” means:

(a)

any patents, trademarks, service marks, designs, business names, copyrights, design rights, moral rights, inventions, confidential information, knowhow and other intellectual property rights and interests, whether registered or unregistered; and

(b)	the benefit of all applications and rights to use such assets of each member of the Group.

“Intercreditor Agreement” means the intercreditor agreement originally dated on 3 July 2014 as amended and/or restated or otherwise updated from time to time, between, among others, Listco, Midco, Luxco, the US Co-Borrower and the Security Agent.

“Interest Period” means, in relation to a Loan, each period determined in accordance with Clause 15 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 14.10 (Default interest).

“Internal FSA Master List” means the internal Farm Sustainability Assessment master list prepared by Listco for each relevant Financial Year.

“Interpolated Historic Term SOFR” means, in relation to any Term SOFR Loan, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a)	either:

(i)

the most recent applicable Term SOFR (as of a day which is not more than three US Government Securities Business Days before the Quotation Day) for the longest period (for which Term SOFR is available) which is less than the Interest Period of that Loan; or

(ii)

if no such Term SOFR is available for a period which is less than the Interest Period of that Term SOFR Loan, the most recent SOFR (for a day which is no more than five US Government Securities Business Days and no less than two US Government Securities Business Days before the Quotation Day); and

(b)

the most recent applicable Term SOFR (as of a day which is not more than three US Government Securities Business Days before the Quotation Day) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of that Term SOFR Loan.

“Interpolated Screen Rate” means, in relation to EURIBOR for any Loan, the rate which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period for which that Screen Rate is available which is less than the Interest Period of that Loan; and

(b)	the applicable Screen Rate for the shortest period for which that Screen Rate is available which exceeds the Interest Period of that Loan,

each as of the Specified Time on the Quotation Day for the currency of that Loan.

“Interpolated Term SOFR” means, in relation to the any Term SOFR Loan, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a)	either:

(i)	the applicable Term SOFR (as of the Specified Time on the Quotation Day) for the longest period (for which Term SOFR is available) which is less than the Interest Period of that Term SOFR Loan; or

(ii)

if no such Term SOFR is available for a period which is less than the Interest Period of that Term SOFR Loan, SOFR for a day which is two US Government Securities Business Days before the Quotation Day; and

(b)	the applicable Term SOFR (as of the Specified Time on the Quotation Day) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of that Term SOFR Loan.

“Irish Companies Act” means the Companies Act 2014 of Ireland, as amended.

“Irish Obligor” means an Obligor incorporated in the Republic of Ireland.

“Issuing Bank” means any Lender which has notified the Agent that it has agreed to Listco’s request to be an Issuing Bank pursuant to the terms of this Agreement (and, if more than one Lender has so agreed, such Lenders shall be referred to whether acting individually or together as the “Issuing Bank”), provided that, in respect of a Letter of Credit issued or to be issued pursuant to the terms of this Agreement, the “Issuing Bank” shall be the Issuing Bank which has issued or agreed to issue that Letter of Credit.

“ITA” means the Income Tax Act 2007.

“Italian Civil Code” means the Italian civil code, enacted by Royal Decree No. 262 of 16 March 1942, as subsequently amended and supplemented.

“Italian Crisis and Insolvency Code” means the Italian Legislative Decree No. 14 of 12 January 2019, as amended and supplemented from time to time (including by virtue of the Italian Legislative Decree No. 83 of 17 June 2022, implementing the EU Directive 2019/1023 of 20 June 2019, as supplemented from time to time).

“Joint Venture” means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity.

“KPI 1” means the percentage of the total volume of crops (as set out in the Internal FSA Master List) procured in the relevant Financial Year by the Group within sustainable farming practice (measured in accordance with Farm Sustainability Assessment silver level certification or above or equivalent benchmarked standard). The target percentage for Financial Year ending 2020 being 77%.

“KPI 1 Target” means, with respect to KPI 1, 95 per cent.

“KPI 2” means the percentage of the total product sales in branded product packaging in the relevant Financial Year that is classified as recycled or recyclable (or otherwise environmentally-friendly) in accordance with the below criteria:

(a)	plastic to be 90% or more mono-plastic material; and

(b)	paper and carton-board to be 95% or more paper,

provided that if a local market has a different requirement than the percentage set out in paragraph (b) above then such local minimum requirement shall be met.

“KPI 2 Target” means, with respect to KPI 2, 99 per cent.

“KPI 3” means the percentage of the reduction of absolute greenhouse gas emissions by the Group against the levels of absolute greenhouse gas emissions by the Group during the Financial Year ended 31 December 2019 as reported in the Annual Financial Statements in relation to the Financial Year ended 31 December 2019. The target percentage for Financial Year ended 2020 being 10.8%.

“KPI 3 Target” means, with respect to KPI 3, 25.0 per cent.

“KPI Target” means KPI 1 Target, KPI 2 Target and/or (as the context requires) KPI 3 Target. Each applicable KPI Target can be adjusted in good faith by Listco (acting reasonably) to reflect any significant changes in the Group’s structure as a result of a Permitted Acquisition and Listco agrees to provide to the Agent (if requested acting reasonably) applicable supporting evidence, documentation and/or commentary.

“L/C Proportion” means, in relation to a Lender in respect of any Letter of Credit, the proportion (expressed as a percentage) borne by that Lender’s Available Commitment under the relevant Revolving Facility to the relevant Available Facility under the relevant Revolving Facility immediately prior to the issue of that Letter of Credit, adjusted to reflect any assignment or transfer under this Agreement to or by that Lender.

“Legal Reservations” means:

(a)

the principle that equitable remedies may be granted or refused at the discretion of a court, the principle of reasonableness and fairness and the limitation of enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration and other laws generally affecting the rights of creditors;

(b)

the time barring of claims under applicable limitation laws (including the Limitation Acts), the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty may be void and defences of set-off or counterclaim;

(c)	similar principles, rights and defences under the laws of any Relevant Jurisdiction; and

(d)

any other general principles or matters which are set out as to matters of law in the legal opinions delivered to the Agent under paragraph 4 of Part I and paragraphs 13 and 14 of Part II of Schedule 2 (Conditions Precedent and Conditions Subsequent).

“Lender” means:

(a)	any Original Lender;

(b)	any bank, financial institution, trust, fund or other entity which has become a Party in accordance with Clause 29 (Changes to the Lenders); and

(c)	upon their accession to this Agreement and the Intercreditor Agreement, any Additional Facility Lender,

which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

“Lender Accession Notice” means a notice substantially in the form set out in Schedule 12 (Form of Lender Accession Notice) or any other form agreed by the Agent and Listco.

“Lender Presentation” means the presentation materials provided to potential Lenders in connection with the primary syndication of Facility B1 and Facility B2 prior to the Closing Date.

“Letter of Credit” means:

(a)

a letter of credit, substantially in the form set out in Schedule 10 (Form of Letter of Credit) or in any other form requested by a Revolving Facility Borrower (or Listco on its behalf) and agreed by the Agent and the Issuing Bank; or

(b)	any guarantee, indemnity or other instrument in a form requested by a Revolving Facility Borrower (or Listco on its behalf) and agreed by the Agent and the Issuing Bank.

“Listco Affiliate” means any Affiliates of Listco (excluding any member of the Group).

“LMA” means the Loan Market Association.

“Loan” means a Term Loan or a Revolving Facility Loan.

“Lookback Period” means the number of days specified as such in the applicable Compounded Rate Terms.

“Luxembourg Guarantor” means a Guarantor incorporated in Luxembourg.

“Luxembourg Obligor” means an Obligor incorporated in Luxembourg.

“Majority Lenders” means:

(a)

(for the purposes of paragraph (a) of Clause 41.1 (Required consents), in the context of a waiver in relation to a proposed Utilisation under a Facility) of the condition in Clause 4.1 (Conditions precedent), a Lender or Lenders whose Available Commitments with respect to the relevant Facility aggregate more than 50.1 per cent. of the Available Facility; and

(b)

(in any other case), a Lender or Lenders whose Commitments aggregate more than 50.1 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 50.1 per cent. of the Total Commitments immediately prior to that reduction).

“Majority RCF Lenders” means a Revolving Facility Lender or Revolving Facility Lenders whose Revolving Facility Commitments aggregate more than 50.1 per cent. of the Total Revolving Facility Commitments (or, if the Total Revolving Facility Commitments have been reduced to zero, aggregated more than 50.1 per cent. of the Total Revolving Facility Commitments immediately prior to that reduction).

“Mandate Documents” means:

(a)	the mandate letter between, among others, the Arrangers (or their Affiliates) and Listco dated 24 October 2025;

(b)	each other mandate document entered into in connection with the above letter and designated a Mandate Document by Listco and the Arrangers (or their Affiliates); and

(c)	any other mandate and/or fee letter relating to any Additional Facility designated a Mandate Document by Listco and the relevant arrangers of that Additional Facility.

“Mandatory Prepayment Account” means an interest-bearing account:

(a)	held by a Borrower with the Agent, the Security Agent or any Acceptable Bank;

(b)	identified in a letter between Midco and the Agent as a Mandatory Prepayment Account;

(c)	subject to Security in favour of the Security Agent which Security is in form and substance satisfactory to the Agent and Security Agent; and

(d)	from which no withdrawals may be made by any members of the Group except as contemplated by this Agreement,

as the same may be redesignated, substituted or replaced from time to time.

“Margin” means:

(a)	in relation to any Facility B1 Loan, 2.50 per cent. per annum;

(b)	in relation to any Facility B2 Loan, 2.50 per cent. per annum;

(c)	in relation to any Original Revolving Facility Loan, 2.25 per cent. per annum;

(d)	in relation to any Additional Facility, the percentage rate per annum as set out in the Additional Facility Notice relating to that Additional Facility;

(e)	in relation to any Unpaid Sum relating or referable to a Facility, the rate per annum specified above for that Facility; and

(f)	in relation to any other Unpaid Sum, the highest rate specified above,

but if:

(i)	no Event of Default has occurred and is continuing;

(ii)	a period of at least six Months has expired since the 2025 Effective Date; and

(iii)	Consolidated Leverage Ratio in respect of the most recently completed Relevant Period is within the range set out below,

then the Margin for any Facility B1 Loan and Facility B2 Loan will be the percentage per annum set out in the corresponding table below:

Consolidated Leverage Ratio	Facility B1 Margin

Greater than 2.90:1	2.50 per cent.

Less than or equal to 2.90:1 but greater than 2.40:1	2.25 per cent.

Less than or equal to 2.40:1	2.00 per cent.

Consolidated Leverage Ratio	Facility B2 Margin

Greater than 2.90:1	2.50 per cent.

Less than or equal to 2.90:1	2.25 per cent.

then the Margin for any Original Revolving Facility Loan will be the percentage per annum set out below:

Consolidated Leverage Ratio	Original Revolving Facility Loan Margin

Greater than 2.90:1	2.25 per cent.

Less than or equal to 2.90:1 but greater than 2.40:1	2.00 per cent.

Less than or equal to 2.40:1	1.75 per cent.

“Margin Stock” means “margin stock” as defined in Regulation U.

“Market Disruption Event” means the occurrence of any event or circumstance that makes it impossible or impracticable for the Agent to determine the Screen Rate or any other applicable interest rate for any Interest Period.

“Market Disruption Rate” means, in relation to a Compounded Rate Loan, the rate (if any) specified as such in the applicable Compounded Rate Terms.

“Material Adverse Effect” means a material adverse effect on:

(a)

the consolidated business, assets or financial condition of the Group taken as a whole such that the Group taken as a whole would be reasonably likely to be unable to perform its payment obligations under any of the Finance Documents; or

(b)

subject to the Legal Reservations and the Perfection Requirements, the validity or enforceability of any Security granted pursuant to any of the Finance Documents in any way which is materially adverse to the interests of the Lenders under the Finance Documents taken as a whole, and, if capable of remedy, not remedied within 20 Business Days of Listco becoming aware of the issue or being given notice of the issue by the Agent.

“Material Company” means, at any time:

(a)	an Obligor;

(b)	each Nomad Holdco; or

(c)

any other member of the Group which has earnings before interest, tax, depreciation and amortisation calculated on the same basis as Consolidated EBITDA, representing 5 per cent. or more of Consolidated EBITDA, calculated on a consolidated basis, other than a member of the Group incorporated in an Excluded Jurisdiction.

Compliance with the conditions set out in paragraph (c) above shall be determined by reference to the most recent Compliance Certificate and/or the latest audited financial statements of that Subsidiary (consolidated in the case of a Subsidiary which itself has Subsidiaries) and the latest audited consolidated financial statements of the Group (or, if such audited financial statements are not available or required by law, such other appropriate accounts as Listco and the Agent shall agree).

However, if a Subsidiary has been acquired since the date as at which the latest audited consolidated financial statements of the Group were prepared, the financial statements shall be deemed to be adjusted in accordance with the adjustments permitted by this Agreement in order to take into account the acquisition of that Subsidiary.

A report by the Auditors of Listco that a Subsidiary is or is not a Material Company shall, in the absence of manifest error, be conclusive and binding on all Parties.

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	other than where paragraph (b) below applies:

(i)

(subject to paragraph (iii) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or, if there is not, on the immediately preceding Business Day;

(ii)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(iii)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end; and

(b)

in relation to an Interest Period for any Loan (or any other period for the accrual of commission or fees) in a Compounded Rate Currency for which there are rules specified as “Business Day Conventions” in respect of that currency in the applicable Compounded Rate Supplement.

The above rules will only apply to the last month of any period. “Monthly” shall be construed accordingly.

“Net Proceeds” means the cash proceeds received by any member of the Group after the Closing Date (and, if the recipient is not a wholly-owned Subsidiary of a member of the Group, the proceeds proportionate to the interest held by the Group in the recipient) in connection with any disposal or insurance claim, after deducting:

(a)

fees, costs and expenses incurred by any member of the Group with respect to that disposal or claim to persons who are not members of the Group (including, without limitation, bonus payments to management of the disposed business);

(b)

any Tax incurred and required to be paid or reserved for by the seller or claimant in connection with that disposal or claim (as reasonably determined by the seller or claimant) or the transfer of the proceeds thereof intra-Group;

(c)	amounts retained to cover anticipated liabilities reasonably expected to arise in connection with the disposal; and

(d)	costs of closure, relocation, reorganisation and restructuring, and costs incurred preparing the asset for disposal.

“New Debt Financing” has the meaning given to such term in the Intercreditor Agreement.

“New Equity” means (a) a subscription for shares in Listco by any of its shareholders or (b) any other form of equity contribution to Listco from any of its shareholders which, in each case, is not redeemable prior to the latest Termination Date for each of the Facilities.

“Nomad Holdco” means each of Listco, Topco, Holdco, Finco, Midco, Bondco, Bidco, Luxco and the US Co-Borrower.

“Norwegian Additional Obligor” means an Additional Obligor incorporated in Norway.

“Norwegian Obligor” means an Obligor incorporated in Norway.

“Obligor” means a Borrower or a Guarantor.

“Obligors’ Agent” means Listco, appointed to act on behalf of each Obligor in relation to the Finance Documents pursuant to Clause 2.3 (Obligors’ Agent).

“Optional Currency” means, in relation to a Revolving Facility Utilisation, a currency (other than the Base Currency) which complies with the conditions set out in Clause 4.2 (Conditions relating to Optional Currencies).

“Original Financial Statements” means the most recent audited annual consolidated financial statements of the Group as delivered to the Agent pursuant to Clause 4.1 (Conditions precedent).

“Original Obligor” means an Original Borrower or an Original Guarantor.

“Original Revolving Facility” means the revolving credit facility made available under this agreement as described in paragraph (a)(iii) of Clause 2.1 (The Facilities).

“Original Revolving Facility Borrower” means a Borrower listed in Part I of Schedule 1 (The Parties) as a Revolving Facility Borrower.

“Original Revolving Facility Commitment” means:

(a)	in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading “Revolving Facility Commitment (EUR)” in Part II of Schedule 1 (The Parties); and

(b)	in relation to any other Lender, the amount in the Base Currency of any Original Revolving Facility Commitment transferred to it under this Agreement,

to the extent not transferred by it, cancelled or reduced under this Agreement.

“Original Revolving Facility Lender” means a Lender which has an Original Revolving Facility Commitment.

“Original Revolving Facility Loan” means a loan made or to be made under the Original Revolving Facility or the principal amount outstanding for the time being of that loan.

“Original Senior Facilities Agreement” has the meaning given to the term “Original Facilities Agreement” in the 2025 Amendment and Restatement Agreement.

“Original Term Facility Borrower” means a Borrower listed in Part I of Schedule 1 (The Parties) as a Term Facilities Borrower.

“Pari Passu Debt Loan” has the meaning given to that term in the Intercreditor Agreement.

“Participating Member State” means any member state of the European Union that adopts or has adopted, and in each case continues to adopt, the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Party” means a party to this Agreement.

“Perfection Requirements” means the making or the procuring of the appropriate registrations, filings, endorsements, notarisations, stampings and/or notifications of the Transaction Security Documents and/or the Transaction Security created thereunder in order to perfect the Transaction Security.

“Permitted Acquisition” means any Permitted Investment under paragraph (1)(b) or (2) of the definition thereof or any other acquisition or Investment permitted by this Agreement.

“Permitted Collateral Lien” has the meaning given to that term in Schedule 21 (Certain Defined Terms).

“Permitted Debt” has the meaning given to such term in clause (b) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings).

“Permitted Disposal” means any sale, disposal or disposition permitted by the terms of this Agreement.

“Permitted Investment” has the meaning given to that term in Schedule 21 (Certain Defined Terms).

“Permitted Lien” has the meaning given to that term in Schedule 21 (Certain Defined Terms).

“Permitted Payment” means:

(a)	any Permitted Payment (as that term is defined in clause (b) of Section 2 (Limitation on Restricted Payments) of Schedule 19 (General Undertakings)); and

(b)

any Restricted Payment or other payment, distribution, repayment, prepayment, purchase, redemption, buy-back or other acquisition or retirement, in each case which is permitted by the terms of this Agreement.

“Qualifying Lender” has the meaning given to that term in Clause 18.1 (Definitions).

“Quarter Date” means the last day of a Financial Quarter.

“Quotation Day” means, in relation to any period for which an interest rate is to be determined:

(a)	(if the currency is sterling) the first day of that period;

(b)	(if the currency is euro) two TARGET Days before the first day of that period;

(c)	(if the currency is US$ in relation to a Term SOFR Loan) two US Government Securities Business Days before the first day of that period; or

(d)	(for any other currency) two Business Days before the first day of that period,

unless market practice differs in the Relevant Market for a currency, in which case the Quotation Day for that currency will be determined by the Agent in accordance with market practice in the Relevant Market (and, if quotations would normally be given by leading banks in the Relevant Market on more than one day, the Quotation Day will be the last of those days).

“Quoted Tenor” means, in relation to Term SOFR, any period for which that rate is customarily displayed on the relevant page or screen of an information service, and which is capable of selection as an Interest Period under Clause 15.1 (Selection of Interest Periods).

“Rate Switch Currency” has the meaning given to that term in Clause 14.5 (Rate switch definitions).

“Rate Switch Date” has the meaning given to that term in Clause 14.5 (Rate switch definitions).

“Rate Switch Trigger Event” has the meaning given to that term in Clause 14.5 (Rate switch definitions).

“Rate Switch Trigger Event Date” has the meaning given to that term in Clause 14.5 (Rate switch definitions).

“RCF Declared Default” means a Financial Covenant Event of Default in respect of which a notice of acceleration has been served pursuant to paragraph (b) of Clause 28.7 (Acceleration).

“RCF Drawings” has the meaning given to such term in Clause 26.2 (Financial condition).

“Receiver” means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property.

“Reference Banks” means, in relation to EURIBOR, the principal London offices of three commercial banks (each of which satisfy the ratings requirement set out in paragraph (b) of the definition of “Acceptable Bank”) as may be appointed by the Agent in consultation with Listco.

“Regulation T”, “Regulation U” or “Regulation X” means Regulation T, U or X, as the case may be, of the Federal Reserve Board, as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Related Fund”, in relation to a trust, fund or other entity (the “first fund”), means another trust, fund or other entity which is:

(a)	managed or advised by the same investment manager or investment adviser as the first fund; or

(b)	managed or advised by an Affiliate of the investment manager or investment adviser of the first fund,

and in either case, has substantially the same investment criteria and objectives.

“Relevant Jurisdiction” means, in relation to an Obligor:

(a)	its jurisdiction of incorporation; and

(b)	where relevant, any jurisdiction whose laws govern any of the Transaction Security Documents entered into by it.

“Relevant Market” means:

(a)	subject to paragraph (b) below:

(i)	in relation to euro, the European interbank market;

(ii)	in relation to US$ (in respect of a Term SOFR Loan), the market for overnight cash borrowings collateralised by US Government securities; and

(iii)	in relation to any other currency, the London interbank market; and

(b)	in relation to a Compounded Rate Currency, the Market specified as such in the applicable Compounded Rate Terms.

“Relevant Period” has the meaning given to that term in Clause 26.1 (Financial definitions).

“Renewal Request” means a written notice delivered to the Agent in accordance with Clause 6.6 (Renewal of a Letter of Credit).

“Repeating Representations” means each of the representations set out in Clause 24.2 (Status), Clause 24.3 (Binding obligations), Clause 24.4 (Non-conflict with other obligations), Clause 24.5 (Power and authority) and Clause 24.6 (Validity and admissibility in evidence).

“Reporting Day” means the day (if any) specified as such in the applicable Compounded Rate Terms.

“Reporting Time” means the relevant time (if any) specified as such in the applicable Compounded Rate Terms.

“Representative” means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

“Resignation Letter” means a letter substantially in the form set out in Schedule 6 (Form of Resignation Letter) or any other form agreed by the Agent and Listco.

“Restricted Party” means any individual or entity that is:

(a)

listed on, or owned or controlled (as such terms, including any applicable ownership and control requirements, are defined and construed in applicable Sanctions laws and regulations or in any official guidance in relation to such Sanctions laws and regulations) by a person listed on, a Sanctions List;

(b)	a government of a Sanctioned Country;

(c)	an agency or instrumentality of, or an entity directly or indirectly owned or controlled by, a government of a Sanctioned Country;

(d)	resident or located in, operating from, or incorporated under the laws of, a Sanctioned Country;

(e)

to the best knowledge and belief of the Obligors (after due and careful enquiry), otherwise a target of Sanctions, or a person or entity whom it would be a breach of any applicable Sanctions for any Finance Party or any affiliate of a Finance Party to deal with; or

(f)

to the best knowledge and belief of the Obligors (after due and careful enquiry), acting on behalf of any of the persons or entities listed in paragraphs (a) to (e) above, for the purpose of evading or avoiding, or having the intended effect of evading or avoiding, or facilitating the evasion or avoidance of, any Sanctions.

“Restricted Payment” has the meaning given to that term in clause (a) of Section 2 (Limitation on Restricted Payments) of Schedule 19 (General Undertakings).

“Restricted Subsidiary” has the meaning given to such term in Schedule 21 (Certain Defined Terms).

“Restructuring Expenditure” means any expenditure incurred to finance or refinance costs and expenses related to restructuring (including, without limitation, relocations, redundancies, carve-outs and corporate reorganisations) or to refinance such expenditure (including the proceeds of utilisations of a Revolving Facility).

“Revolving Facility” means the Original Revolving Facility and/or (as the context requires) any Additional Revolving Facility.

“Revolving Facility Borrower” means:

(a)	any Original Revolving Facility Borrower; and

(b)	any Additional Borrower under a Revolving Facility.

“Revolving Facility Commitment” means any Original Revolving Facility Commitment or Additional Facility Commitment in relation to an Additional Revolving Facility.

“Revolving Facility Lender” means a Lender which has a Revolving Facility Commitment.

“Revolving Facility Loan” means an Original Revolving Facility Loan or an Additional Facility Revolving Loan.

“Revolving Facility Utilisation” means a Revolving Facility Loan or a Letter of Credit.

“RFR” means the rate specified as such in the applicable Compounded Rate Terms.

“RFR Banking Day” means any day specified as such in the applicable Compounded Rate Terms.

“Rollover Loan” means one or more Revolving Facility Loans:

(a)	made or to be made on the same day that:

(i)	a maturing Revolving Facility Loan is due to be repaid; or

(ii)	a demand by the Agent pursuant to a drawing in respect of a Letter of Credit is due to be met;

(b)	the aggregate amount of which is equal to or less than the maturing Revolving Facility Loan or the relevant claim in respect of that Letter of Credit;

(c)

in the same currency as the maturing Revolving Facility Loan (unless it arose as a result of the operation of Clause 8.2 (Unavailability of a currency)) or the relevant claim in respect of that Letter of Credit; and

(d)	made or to be made to the same Borrower for the purpose of:

(i)	refinancing that maturing Revolving Facility Loan;

(ii)	satisfying the relevant claim in respect of that Letter of Credit; or

(iii)	replacing an expiring Letter of Credit in an amount not greater than that expiring Letter of Credit.

“Sanctioned Country” means any country or other territory subject to a general export, import, financial or investment embargo under any Sanctions, which, as of the Closing Date, include Crimea (as defined and construed in the applicable Sanctions laws and regulations), Cuba, Iran, North Korea, Sudan and Syria.

“Sanctions” means applicable economic or financial sanctions or trade embargoes or other comprehensive prohibitions against transaction activity pursuant to anti-terrorism laws, export control laws or other laws or regulations imposed, administered, enacted or enforced from time to time by any Sanctions Authority.

“Sanctions Authority” means:

(a)	the United States;

(b)	the United Nations Security Council;

(c)	the European Union (or any of its member states);

(d)	the United Kingdom (including as extended to the British Virgin Islands by Order in Council);

(e)	Switzerland;

(f)	Singapore;

(g)	Hong Kong or

the respective governmental institutions of any of the foregoing (or of any other Relevant Jurisdiction) including, without limitation, His Majesty’s Treasury, the UK Department for Business, Innovation & Skills, the State Secretariat for Economic Affairs of Switzerland, the Swiss Directorate of Public International Law, the Office of Foreign Assets Control of the US Department of the Treasury, the US Department of Commerce, the US Department of State and any other agency of the US government.

“Sanctions List” means any of the lists of specifically designated nationals or designated or sanctioned individuals or entities (or equivalent) issued by any Sanctions Authority, each as amended, supplemented or substituted from time to time.

“Screen Rate” means, in relation to EURIBOR, the euro interbank offered rate administered by the European Money Markets Institute (or any other person which takes over the administration of that rate) for the relevant period as displayed (before any correction, recalculation or republication by the administrator) on page EURIBOR01 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate), or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters. If such page or service ceases to be available, the Agent may (in consultation with Listco) specify any other page or service displaying the relevant rate.

“Second Lien Debt” has the meaning given such term in the Intercreditor Agreement.

“Second Lien Debt Notes” has the meaning given to such term in the Intercreditor Agreement.

“Secured Parties” has the meaning given to such term in the Intercreditor Agreement.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Security Principles” are the security principles set out in Schedule 11 (Security Principles).

“Selection Notice” means a notice substantially in the form set out in Part II of Schedule 3 (Requests) given in accordance with Clause 15 (Interest Periods) in relation to a Term Facility, or any other form agreed by the Agent and Listco.

“Senior Secured Noteholders” has the meaning given to that term in the Intercreditor Agreement.

“Senior Secured Notes” has the meaning given to such term in the Intercreditor Agreement.

“SOFR” means the secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York (or any other person which takes over the administration of that rate) published (before any correction, recalculation or republication by the administrator) by the Federal Reserve Bank of New York (or any other person which takes over the publication of that rate).

“Spanish Additional Obligor” means an Additional Obligor incorporated in Spain.

“Spanish Civil Procedural Law” means Law 1/2000 of 7 January (Ley de Enjuiciamiento Civil), as amended from time to time.

“Spanish Commercial Code” means the Spanish Royal Legislative Decree dated 22 August 1885, approving the Spanish Commercial Code (Código de Comercio), as amended from time to time.

“Spanish Companies Law” means Spanish Royal Legislative Decree 1/2010, of 2 July, approving the Spanish Capital Companies Law (Ley de Sociedades de Capital), as amended from time to time.

“Spanish Guarantor” means a Guarantor incorporated in Spain.

“Spanish Insolvency Law” means Spanish Royal Legislative Decree 1/2020, of 5 May, approving the consolidated text of the Insolvency Act (Texto Refundido de la Ley Concursal), as amended from time to time and in particular, without limitation, by Act 16/2022, of 5 September, amending the consolidated text of the Insolvency Law.

“Spanish Obligor” means an Obligor incorporated in Spain.

“Spanish Public Document” means, a documento público, being either an escritura pública or a póliza or efecto intervenido por fedatario público.

“Specified Time” means a time determined in accordance with Schedule 9 (Timetables).

“Structural Adjustment” has the meaning given to such term in Clause 41.2 (Exceptions).

“Subordinated Debt” means any loans made to Listco which are subordinated to the Facilities pursuant to the Intercreditor Agreement and on the terms set out in the Intercreditor Agreement applying to “Subordinated Liabilities”, including the accession of the relevant creditor to the terms of the Intercreditor Agreement as a “Subordinated Creditor”.

“Subordinated Liabilities” has the meaning given to such term in the Intercreditor Agreement.

“Subsidiary” means, in relation to any company or corporation, a company or corporation:

(a)	which is controlled, directly or indirectly, by the first mentioned company or corporation;

(b)	more than half the issued share capital of which is beneficially owned, directly or indirectly, by the first mentioned company or corporation; or

(c)	which is a Subsidiary of another Subsidiary of the first mentioned company or corporation,

and, for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body.

“Super Majority Lenders” means a lender or lenders whose Commitments aggregate more than 80 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 80 per cent. of the Total Commitments immediately prior to that reduction).

“Sustainability Report” means the annual sustainability report delivered by Listco to the Agent pursuant to Clause 25.9 (Sustainability Report).

“Swedish Obligor” means an Obligor incorporated in Sweden.

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007, or any successor or replacement for that system.

“TARGET Day” means any day on which TARGET2 is open for the settlement of payments in euro.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Term” means each period determined under this Agreement for which the Issuing Bank is under a liability under a Letter of Credit.

“Term Facility” means Facility B1, Facility B2 or an Additional Term Facility.

“Term Facility Borrower” means:

(a)	any Original Term Facility Borrower; and

(b)	any Additional Borrower under the Term Facilities.

“Term Loan” means a Facility B1, Facility B2 Loan or an Additional Facility Term Loan.

“Term Rate Loan” means any Loan or, if applicable, Unpaid Sum which is not a Compounded Rate Loan.

“Term SOFR” means the term SOFR reference rate administered by CME Group Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant period published (before any correction, recalculation or republication by the administrator) by CME Group Benchmark Administration Limited (or any other person which takes over the publication of that rate).

“Term SOFR Loan” means any Term Rate Loan (other than a Revolving Facility Loan) or, if applicable, Unpaid Sum (other than in respect of a Revolving Facility Loan) denominated in US$.

“Term SOFR Reference Rate” means, in relation to any Term SOFR Loan:

(a)	the applicable Term SOFR as of the Specified Time and for a period equal in length to the Interest Period of that Loan; or

(b)	as otherwise determined pursuant to Clause 16.3 (Unavailability of Term SOFR),

and if, in either case, that rate is less than zero, the Term SOFR Reference Rate shall be deemed to be zero per annum.

“Termination Date” means:

(a)	in relation to Facility B1, the date falling seven (7) years from the Closing Date.

(b)

in relation to Facility B2, the date falling seven (7) years from the Closing Date (or, if such date does not fall on a Business Day, the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not));

(c)

in relation to the Original Revolving Facility, the date falling six and a half (6.5) years from the Closing Date (the “Anticipated RCF Maturity Date”), provided that if, as at the date falling six (6) Months prior to the final maturity date of the Existing Senior Secured Notes (the “RCF Springing Maturity Date”), any Existing Senior Secured Notes remain outstanding in an aggregate amount greater than EUR 200,000,000 and with a final maturity date falling earlier than the Anticipated RCF Maturity Date, the Termination Date in respect of the Original Revolving Facility shall be the RCF Springing Maturity Date; and

(d)	in relation to any Additional Facility, the date set out in the Additional Facility Notice relating to that Additional Facility.

“Topco” means Nomad Foods Europe Holdings Limited, a company incorporated in England and Wales with registered number 5879473.

“Total Additional Facility Commitments” means the aggregate of the Additional Facility Commitments (being zero on the 2025 Effective Date).

“Total Commitments” means the aggregate of the Total EUR Facility Commitments, Total US$ Facility Commitments, Total Original Revolving Facility Commitments and Total Additional Facility Commitments.

“Total EUR Facility Commitments” means the aggregate of the Total Facility B1 Commitments.

“Total Facility B1 Commitments” means the aggregate of the Facility B1 Commitments (being, as at the 2025 Effective Date, EUR 880,000,000).

“Total Facility B2 Commitments” means the aggregate of the Facility B2 Commitments (being, as at the 2025 Effective Date, US$ 620,000,000).

“Total Original Revolving Facility Commitments” means the aggregate of the Original Revolving Facility Commitments (being, as at the 2025 Effective Date, EUR 175,000,000).

“Total Revolving Facility Commitments” means the aggregate of the Total Original Revolving Facility Commitments and the Total Additional Facility Commitments with respect to Additional Revolving Facilities.

“Total US$ Facility Commitments” means the Total Facility B2 Commitments.

“Transaction Documents” means the Finance Documents.

“Transaction Security” has the meaning given to that term in the Intercreditor Agreement.

“Transaction Security Documents” means any document described as a Transaction Security Document in:

(a)	Schedule 2 (Conditions Precedent and Conditions Subsequent) to the Original Senior Facilities Agreement; and/or

(b)	paragraph 2 of Schedule 2 (Conditions Precedent and Conditions Subsequent); and/or

(c)	the Intercreditor Agreement; and/or

(d)	any other document, instrument or agreement creating or evidencing or purporting to create or evidence Transaction Security.

“Transfer Certificate and Lender Accession Undertaking” means an agreement substantially in the form set out in Schedule 4 (Form of Transfer Certificate and Lender Accession Undertaking) or any other form agreed between the Agent and Listco.

“Transfer Date” means, in relation to an assignment or transfer, the later of:

(a)	the proposed Transfer Date specified in the Transfer Certificate and Lender Accession Undertaking; and

(b)	the date on which the Agent executes the Transfer Certificate and Lender Accession Undertaking.

“Unpaid Sum” means any sum due and payable but unpaid by an Obligor under the Finance Documents.

“Unrestricted Subsidiary” has the meaning given to such term in Schedule 21 (Certain Defined Terms).

“US” and “United States” means the United States of America, its territories and possessions.

“US Bankruptcy Law” means the United States Bankruptcy Code of 1978 (Title 11 of the United States Code), any other United States federal or state bankruptcy, insolvency or similar law.

“US Borrower” means a Borrower that is organized, incorporated or formed under the laws of the United States or any State thereof (including the District of Columbia).

“US Government Securities Business Day” means any day other than:

(a)	a Saturday or a Sunday; and

(b)

a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US Government securities.

“US Guarantor” means a Guarantor that is organized, incorporated or formed under the laws of the United States or any State thereof (including the District of Columbia).

“US Obligor” means a US Borrower or a US Guarantor.

“US Tax Obligor” means:

(a)	a Borrower which is resident for tax purposes in the United States; or

(b)	an Obligor some or all of whose payments under the Finance Documents are from sources within the United States for United States federal income tax purposes.

“US$ Denominated Facility” means Facility B2 and any Additional Facility denominated in US$.

“USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 of the United States.

“Utilisation” means a Loan or a Letter of Credit.

“Utilisation Date” means the date on which a Utilisation is made.

“Utilisation Request” means a notice substantially in the relevant form set out in Part IA or Part IB of Schedule 3 (Requests) or any other form agreed by the Agent and Listco.

“VAT” means:

(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b)

any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Agreement to:

(i)

any “Arranger”, the “Agent”, any “Finance Party”, any “Issuing Bank”, any “Lender”, any “Obligor”, any “Party”, the “Security Agent” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees and, in the case of the Security Agent, any person for the time being appointed as Security Agent or Security Agents in accordance with the Finance Documents;

(ii)	a document in “agreed form” is a document which is agreed in writing by or on behalf of Listco and the Agent;

(iii)

a Lender’s “cost of funds” in relation to its participation in a Loan is a reference to the average cost (determined either on an actual or a notional basis) which that Lender would incur if it were to fund, from whatever source(s) it may reasonably select, an amount equal to the amount of that participation in that Loan for a period equal in length to the Interest Period of that Loan;

(iv)	“assets” includes present and future properties, revenues and rights of every description;

(v)	the “European interbank market” means the interbank market for euro operating in Participating Member States;

(vi)

a “Finance Document” or a “Transaction Document” or any other agreement or instrument is a reference to that Finance Document or Transaction Document or other agreement or instrument as amended, novated, supplemented, extended or restated (however fundamentally);

(vii)	a “guarantee” means (other than in Clause 23 (Guarantee and indemnity)) any guarantee, letter of credit, bond, indemnity or similar assurance against loss;

(viii)	“indebtedness” includes any obligation (whether incurred as principal, guarantor, surety or otherwise) for the payment or repayment of money, whether present or future, or actual or contingent;

(ix)

“law” shall be construed as any law (including common or customary law), statute, constitution, decree, judgement, treaty, regulation, directive, by-law, order or any other legislative measure of any government, supranational, local government, statutory or regulatory body or court. Any reference in this Agreement to any “law” shall be construed as a reference to such measure as the same may have been or from time to time may be amended or, as the case may be, re-enacted;

(x)	a Lender’s “participation” in relation to a Letter of Credit shall be construed as a reference to the relevant amount that is or may be payable by a Lender in relation to that Letter of Credit;

(xi)

a “person” includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) of two or more of the foregoing;

(xii)

a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law but, if not having the force of law, compliance with which is customary for entities or persons such as the relevant entity or person) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(xiii)	a provision of law is a reference to that provision as amended or re-enacted;

(xiv)	for the avoidance of doubt, any reference to “Ireland” does not include Northern Ireland;

(xv)	a time of day is a reference to London time; and

(xvi)

the determination of the extent to which a rate is “for a period equal in length” to an Interest Period shall disregard any inconsistency arising from the last day of that Interest Period being determined pursuant to the terms of this Agreement.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)

Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d)

A Borrower providing “cash cover” for a Letter of Credit or an Ancillary Facility means a Borrower paying an amount in the currency of the Letter of Credit (or, as the case may be, Ancillary Facility) to an interest-bearing account in the name of the Borrower and the following conditions being met:

(i)

the account is with the Agent (if the cash cover is to be provided for all the Lenders) or with a Finance Party or Ancillary Lender (if the cash cover is to be provided for that Finance Party or Ancillary Lender);

(ii)

until no amount is or may be outstanding under that Letter of Credit or Ancillary Facility, withdrawals from the account may only be made to pay a Finance Party amounts due and payable to it under this Agreement in respect of that Letter of Credit or Ancillary Facility; and

(iii)

the Borrower has executed a security document over that account, in form and substance satisfactory to the Agent or the Finance Party or Ancillary Lender with which that account is held, creating a first ranking security interest over that account.

(e)	A reference in this Agreement to a page or screen of an information service displaying a rate shall include:

(i)	any replacement page of that information service which displays that rate; and

(ii)	the appropriate page of such other information service which displays that rate from time to time in place of that information service,

and, if such page or service ceases to be available, shall include any other page or service displaying that rate specified by the Agent after consultation with Listco.

(f)

A reference in this Agreement to a Central Bank Rate (as specified in Schedule 15 (Compounded Rate Terms) or in any Compounded Rate Supplement) shall include any successor rate to, or replacement rate for, that rate.

(g)	Any Compounded Rate Supplement relating to a currency overrides anything relating to that currency in:

(i)	Schedule 15 (Compounded Rate Terms); or

(ii)	any earlier Compounded Rate Supplement.

(h)	A Compounding Methodology Supplement relating to the Daily Non-Cumulative Compounded RFR Rate or the Cumulative Compounded RFR Rate overrides anything relating to that rate in:

(i)	Schedule 16 (Daily Non-Cumulative Compounded RFR Rate) or Schedule 17 (Cumulative Compounded RFR Rate), as the case may be; or

(ii)	any earlier Compounding Methodology Supplement.

(i)	A default, Default, an Event of Default or a Financial Covenant Event of Default is “continuing” if it has not been remedied or waived.

(j)

In relation to any Financial Covenant Event of Default caused by the failure to meet the requirements of Clause 26.2 (Financial condition) on any Quarter Date but where the requirements of Clause 26.2 (Financial condition) are complied with on the next Quarter Date, then the Financial Covenant Event of Default caused by the failure to meet the requirements of Clause 26.2 (Financial condition) on the former Quarter Date shall be deemed remedied to the satisfaction of the Revolving Facility Lenders unless, prior to that next Quarter Date, the Agent or Revolving Facility Lenders have exercised any of their rights under paragraph (b) of Clause 28.7 (Acceleration).

(k)	A Borrower “repaying” or “prepaying” a Letter of Credit or Ancillary Outstandings means:

(i)	that Borrower providing cash cover for that Letter of Credit or in respect of the Ancillary Outstandings;

(ii)	the maximum amount payable under the Letter of Credit or Ancillary Facility being reduced or cancelled; or

(iii)	the Issuing Bank or Ancillary Lender being satisfied that it has no further liability under that Letter of Credit or Ancillary Facility,

and the amount by which a Letter of Credit is, or Ancillary Outstandings are, repaid or prepaid under paragraphs (i) and (ii) above is the amount of the relevant cash cover or reduction.

(l)	An amount borrowed includes any amount utilised by way of Letter of Credit or under an Ancillary Facility.

(m)	A Lender funding its participation in a Utilisation includes a Lender participating in a Letter of Credit.

(n)	An outstanding amount of a Letter of Credit at any time is the maximum amount that is or may be payable by the relevant Borrower in respect of that Letter of Credit at that time.

(o)

For the purposes of Clause 26.2 (Financial condition), ‘drawn’ in relation to a Letter of Credit or bank guarantee shall be construed as a reference to the relevant amount being due and payable under or in relation to that Letter of Credit or bank guarantee (as applicable) and ‘undrawn’ shall be construed accordingly.

(p)

In ascertaining the Majority Lenders or the Super Majority Lenders or whether any given percentage of the Total Commitments has been obtained to approve any request for a consent, waiver, amendment or other vote under the Finance Documents or for the purpose of the allocation of any repayment or prepayment or for the purposes of taking any step, decision, direction or exercise of discretion which is calculated by reference to drawn amounts, any Commitments and/or participations in Utilisations not denominated in euro shall (as the context requires) be deemed to be converted into euro at the Agent’s Spot Rate of Exchange.

(q)

Any buy-back by Listco of any issued shares in Listco or any redemption or repurchase by Listco of shares in Listco or any other reduction in the number of issued shares in Listco may, in each case, be made, to the extent constituting a Permitted Payment, in respect of any shares in Listco notwithstanding when those shares in Listco were first issued by it or (if those shares in Listco are redeemable shares) when those shares are expressed to be redeemable.

1.3	Belgian terms

In this Agreement, where it relates to any Belgian entity or Security, a reference to:

(a)

a “liquidator”, “receiver”, “administrative receiver”, “administrator”, “compulsory manager” or other similar officer includes any vereffeningsdeskundige /praticien de la liquidation, herstructureringsdeskundige/praticien de la réorganisation, curator/curateur, vereffenaar/liquidateur, gedelegeerd rechter/juge délégué, gerechtsmandataris/mandataire de justice, voorlopig bewindvoerder/administrateur provisoire, gerechtelijk bewindvoeder/administrateur judiciaire, mandataris ad hoc/mandataire ad hoc, ondernemingsbemiddelaar/médiateur d’entreprise, as applicable, and sekwester/séquestre;

(b)

a “Security” includes any mortgage (hypotheek/hypothèque), pledge (pand/nantissement), privilege (voorrecht/privilège), any mandate to grant a mortgage or any other security in rem (mandaat/mandat), any reservation of title arrangement (eigendomsvoorbehoud/réserve de propriété), any security in rem (zakelijke zekerheid/sûreté réelle) and any transfer by way of security (overdracht ten titel van zekerheid/transfert à titre de garantie);

(c)	a person being “unable to pay its debts” is that person being in a state of cessation of payments (staking van betaling/cessation de paiements);

(d)

a “suspension of payments”, “moratorium of any indebtedness” or “reorganisation” includes any of these terms in the context of a public or private gerechtelijke reorganisatie/réorganisation judiciaire, staking van betaling/cessation de paiements or any other legal proceeding based on Book XX (Insolventie van Ondernemingen/Insolvabilité des entreprises) of the Belgian Code of Economic Law (Wetboek van economisch recht/Code de droit économique);

(e)

“commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness” includes any negotiations conducted with a view to reaching a judicial or extrajudicial settlement agreement (minnelijk akkoord/accord amiable) with one or more of its creditors pursuant to Book XX of the Belgian Code of Economic Law (Wetboek van economisch recht/Code de droit économique)

(f)

a “composition”, “compromise”, “assignment” or “arrangement” includes a procedure van minnelijk akkoord met schuldeisers/procédure d’accord amiable avec des créanciers, collectief akkoord/accord collectif or procedure van reorganisatie door overdracht onder gerechtelijk gezag/procédure de réorganisation par transfert sous autorité de justice, as applicable;

(g)

“winding up”, “liquidation”, “administration” or “dissolution” includes any vereffening/liquidation, ontbinding/dissolution, faillissement/faillite and sluiting van een onderneming/fermeture d’une enterprise;

(h)

“insolvency” includes any insolventieprocedure/procédure d’insolvabilité (including procedure van minnelijk akkoord buiten gerechtelijke reorganisatie/procédure d’accord amiable hors réorganisation judiciaire, procedure van openbare of besloten gerechtelijke reorganisatie/procédure de réorganisation judiciaire publique ou privé, procedure van overdracht onder gerechtelijk gezag/procédure de transfert sous autorité judiciaire, procedure van besloten voorbereiding van het faillissement/procédure de préparation privée d’une faillite, procedure van faillissement/procédure de faillite) and any other concurrence between creditors (samenloop van schuldeisers/concours des créanciers);

(i)

an “expropriation”, “attachment”, “sequestration”, “distress”, “execution” or “analogous process” includes any onteigening/expropriation, uitvoerend beslag/saisie exécutoire and bewarend beslag/saisie conservatoire;

(j)

an “amalgamation”, “demerger”, “merger”, “consolidation” or “corporate reconstruction” includes a overdracht van algemeenheid/transfert d’universalité, overdracht van bedrijfstak/transfert de branche d’activité, splitsing/scission and fusie/fusion and assimilated transaction in accordance with articles 12 :7 and 12:8 of the Belgian Code of Companies and Associations (gelijkgestelde verrichting/opération assimilée);

(k)	“gross negligence” means “zware fout/faute lourde”;

(l)	“wilful misconduct” or “wilful breach” means “opzettelijke fout/faute intentionnelle”;

(m)

“constitutional documents” means (i) the deed of incorporation (oprichtingsakte/ acte constitutif), (ii) the most recently (coordinated) version of its articles of association (statuten/statuts), (iii) an extract from the Crossroads Bank for Enterprises (uittreksel van de Kruispuntbank voor Ondernemingen/extrait de la Banque-Carrefour des Entreprises) and (iv) an online search on the website of the Central Solvency Register (Centraal Register Solvabiliteit/Registre Central de la Solvabilité), www.regsol.be;

(n)	“guarantee” means, only for the purpose of the guarantee granted by any Belgian Guarantor under this Agreement, an independent guarantee and not a surety (borgtocht/cautionnement); and

(o)	an Obligor being “incorporated” in Belgium or of which its “jurisdiction of incorporation” is Belgium, means that such Obligor has its registered office (zetel/siège) in Belgium.

1.4	Italian terms

In this Agreement, where it relates to an Italian entity, a reference to:

(a)	a “winding-up”, “administration” or “dissolution” or the like includes, without limitation, any scioglimento, liquidazione and any other proceedings or legal concepts similar to the foregoing;

(b)

a “receiver”, “administrative receiver”, “administrator” or the like includes, without limitation, a curatore, commissario giudiziale, commissario liquidatore, commissario straordinario, liquidatore, or any other person performing the same function of each of the foregoing;

(c)

an “insolvency” shall be construed in accordance with article 2, letter (b) of the Italian Crisis and Insolvency Code or, to the extent applicable, article 3 of Legislative Decree No. 270 of 8 July 1999 (as amended and supplemented from time to time);

(d)

an “insolvency proceeding” includes, without limitation, any procedura concorsuale, including judicial liquidation (liquidazione giudiziale), composition with creditors (concordato preventivo) pursuant to articles 84 and ff. of the Italian Crisis and Insolvency Code, concordato nella liquidazione giudiziale pursuant to articles 240 and ff. of the Italian Crisis and Insolvency Code, forced administrative liquidation (liquidazione coatta amministrativa) pursuant to articles 293 and ff. of the Italian Crisis and Insolvency Code, crisis settlement procedure (composizione negoziata della crisi) pursuant to article 12 and ff. of the Italian Crisis and Insolvency Code, restructuring plan (piano attestato di risanamento) pursuant to article 56 of the Italian Crisis and Insolvency Code, assignment for the benefit of creditors (cessione dei beni ai creditori) pursuant to article 1977 of the Italian Civil Code, restructuring agreement (accordo di ristrutturazione dei debiti) under article 57 and ff. of the Italian Crisis and Insolvency Code, accordo di ristrutturazione agevolato pursuant to article 60 of the Italian Crisis and Insolvency Code, accordo di ristrutturazione ad efficacia estesa pursuant to article 61 of the Italian Crisis and Insolvency Code, moratorium agreement (convenzione di moratoria) pursuant to article 62 of the Italian Crisis and Insolvency Code, tax and contributions transaction (transazione su crediti tributari e contributivi) pursuant to article 63 of the Italian Crisis and Insolvency Code, restructuring plan subject to homologation (piano di ristrutturazione soggetto ad omologazione) pursuant to article 64-bis and ff. of the Italian Crisis and Insolvency Code, domanda di accesso ad uno strumento di regolazione della crisi e dell’insolvenza con riserva di deposito di documentazione pursuant to article 44 of the Italian Crisis and Insolvency Code, simplified asset liquidation procedure (concordato semplificato per la liquidazione del patrimonio) pursuant to article 25-sexies and ff. of the Italian Crisis and Insolvency Code, minor composition with creditors (concordato minore) pursuant to article 74 and ff. of the Italian Crisis and Insolvency Code, or amministrazione straordinaria delle grandi imprese in stato di insolvenza under Italian Law No. 270 of 8 July 1999, as amended, or any amministrazione straordinaria under Italian Law No. 39 of 18 February 2004, and any similar arrangements relating to a substantial part of its creditors, and shall be construed so as to include any equivalent or analogous proceedings or legal concepts similar to the foregoing;

(e)

a “step” or “procedure” taken in connection with insolvency proceedings in respect of any person includes such person formally making a proposal to assign its assets pursuant to Article 1977 of the Italian Civil Code (cessione dei beni ai creditori), the filing of domanda di accesso ad uno strumento di regolazione della crisi e dell’insolvenza con riserva di deposito di documentazione pursuant to articles 40 ff. of the Italian Crisis and Insolvency Code, including the “simplified petition” pursuant to article 44 of the Italian Crisis and Insolvency Code, or of simplified asset liquidation procedure (concordato semplificato per la liquidazione del patrimonio) pursuant to article 25 sexies and ff. of the Italian Crisis and Insolvency Code, or of minor composition with creditors (concordato minore) pursuant to article 74 and ff. of the Italian Crisis and Insolvency Code, or the entering into of restructuring arrangements pursuant to article 57, 60 and/or 61 of the Italian Crisis and Insolvency Code, or of moratorium agreement (convenzione di moratoria), or of a tax and contributions transaction (transazione su crediti tributari e contributivi) pursuant to article 63 of the Italian Crisis and Insolvency Code, or of a restructuring plan envisaged under article 56 of the Italian Crisis and Insolvency Code or of a plan subject to homologation (piano di ristrutturazione soggetto ad omologazione) pursuant to article 64-bis and ff. of the Italian Crisis and Insolvency Code. It being understood that the provisions under the Italian Bankruptcy Law (Italian Royal Decree no. 267 of 16 March 1942) continue to apply with reference to any proceedings commenced/pending before 15 July 2022 and therefore any filing of documents, any executed agreement or other action adopted in order to activate the relevant tools and proceedings are intended to be included herein to the extent applicable; or filing a petition or a pre-petition (domanda prenotativa) for a concordato preventivo or entering into restructuring arrangements pursuant to article 44 of the Italian Crisis and Insolvency Code or entering into a similar arrangement for the majority of such person’s creditors; and

(f)	an “attachment” includes a pignoramento.

1.5	Dutch terms

In this Agreement, where it relates to a Dutch entity, a reference to:

(a)	a necessary action to authorise where applicable, includes, without limitation:

(i)	any action required to comply with the Dutch Works Councils Act (Wet op de ondernemingsraden); and

(ii)	obtaining an unconditional positive advice (advies) from the competent works council(s);

(b)	a winding-up, administration or dissolution includes a Dutch entity being:

(i)	declared bankrupt (failliet verklaard); or

(ii)	dissolved (ontbonden);

(c)	a moratorium includes surséance van betaling and granted a moratorium includes (voorlopige) surséance verleend;

(d)	a trustee in bankruptcy includes a curator;

(e)	an administrator includes a bewindvoerder;

(f)

a security right includes any mortgage (hypotheek), pledge (pandrecht), financial collateral agreement (financiëlezekerheidsovereenkomst), retention of title arrangement (eigendomsvoorbehoud), right of retention (recht van retentie), right to reclaim goods (recht van reclame), and, in general, any right in rem (beperkt recht), created for the purpose of granting security (goederenrechtelijke zekerheid); and

(g)	a subsidiary includes a dochtermaatschappij as defined in Article 2:24a of the Dutch Civil Code;

(h)	a receiver or an administrative receiver does not include a curator or bewindvoerder; and

(i)	an attachment includes a beslag.

1.6	Spanish terms

In this Agreement, where it relates to a Spanish entity, a reference to:

(a)	“financial assistance” has the meaning stated under:

(i)

Article 150 of the Spanish Companies Law for a Spanish public company (Sociedad Anónima) or in any other legal provision that may substitute such Article 150 or be applicable to any Spanish Obligor in respect of such financial assistance; or

(ii)

Article 143 of the Spanish Companies Law for a Spanish limited liability company (Sociedad de Responsabilidad Limitada) or in any other legal provision that may substitute such Article 143 or be applicable to any Spanish Obligor in respect of such financial assistance;

(b)

“insolvency” (concurso or any other equivalent legal proceeding) and any step or proceeding related to it has the meaning attributed to them under the Spanish Insolvency Law and “insolvency proceeding” includes, without limitation, a declaración de concurso, necessary or voluntary (necesario o voluntario) and the filing of the notice foreseen in Article 585 of the Spanish Insolvency Law;

(c)	“winding-up, administration or dissolution” includes, without limitation, disolución, liquidación, or administración concursal or any other similar proceedings;

(d)	“compulsory manager”, “receiver, administrative receiver, administrator” or the like includes, without limitation, administración del concurso or any other person performing the same function;

(e)	“composition, compromise, assignment or arrangement with any creditor” includes, without limitation, the celebration of a convenio;

(f)	“person being unable to pay its debts” includes that person being in a state of insolvencia or concurso;

(g)	“matured obligation” includes, without limitation, any crédito líquido, vencido y exigible;

(h)	“guarantee” includes any garantía, aval or guarantee which is independent from the debt to which it relates;

(i)	a grant, creation or transfer of a “security” includes any in rem or garantía real and any transfer by way of security;

(j)	“security interest” includes any mortgage (hipoteca), pledge (prenda), and, in general, any right in rem (garantia real) governed by Spanish law, created for the purpose of granting security.

(k)	“trustee, fiduciary and fiduciary duty” has in each case the meaning given to such term under any applicable law;

(l)	“set off rights” includes, to the extent legally possible, the rights to compensate under Royal Decree 5/2005; and

(m)	“wilful misconduct” includes dolo.

1.7	Swedish provisions

(a)	Where it refers to a company incorporated under the laws of Sweden, a reference to:

(i)

its constitutional documents include its articles of association (Sw. bolagsordning) and the certificate of registration (Sw. registreringsbevis) issued by the Swedish Companies Registration Office (Sw. Bolagsverket), as in force from time to time;

(ii)

a “composition”, “compromise”, “assignment” or “arrangement” with any creditor includes (A) any writedown of debt (Sw. skulduppgörelse) following from any procedure of “företagsrekonstruktion” under the Swedish Company Reorganisation Act (Sw. Lag om företagsrekonstruktion (2022:964)) (the “Swedish Company Reorganisation Act”), or (B) any write-down of debt in bankruptcy (Sw. ackord i konkurs) under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)) (the “Swedish Bankruptcy Act”);

(iii)

a “compulsory manager”, “liquidator”, “receiver”, “administrative receiver” or “administrator” includes (A) “rekonstruktör” under the Swedish Company Reorganisation Act, (B) “konkursförvaltare” under the Swedish Bankruptcy Act, or (C) “likvidator” under the Swedish Companies Act (Sw. Aktiebolagslagen (2005:551)) (the “Swedish Companies Act”);

(iv)	“gross negligence” means grov vårdslöshet under Swedish law;

(v)

a “guarantee” includes any “garanti” under Swedish law which is independent from the debt to which it relates and any “borgen” under Swedish law which is accessory to or dependent on the debt to which it relates;

(vi)

a “merger”, “consolidation” or “amalgamation” includes any “fusion” implemented in accordance with Chapter 23 of the Swedish Companies Act and a “demerger” includes any “delning” implemented in accordance with Chapter 24 and 24a of the Swedish Companies Act;

(vii)

a “winding up”, “administration”, “liquidation” or “dissolution” includes “frivillig likvidation” and “tvångslikvidation” under Chapter 25 of the Swedish Companies Act and a “bankruptcy” includes a “konkurs” under the Swedish Bankruptcy Act; and

(viii)

an “insolvency” includes such entity being subject to “konkurs” under the Swedish Bankruptcy Act, “företagsrekonstruktion” under the Swedish Company Reorganisation Act or “tvångslikvidation” under Chapter 25 of the Swedish Companies Act.

(b)

Any obligation for any entity incorporated in Sweden to act as trustee shall be an obligation to act as agent and the obligation to hold assets on trust shall be an obligation not to hold such assets on trust but to hold such assets as agent.

(c)

If any party to this agreement that is incorporated in Sweden (the “Obligated Party”) is required to hold an amount on trust on behalf of another party (the “Beneficiary”), the Obligated Party shall hold such money as agent for the Beneficiary on a separate account in accordance with the Swedish Act of 1944 in respect of assets held on account (Sw. Lag (1944:181) om redovisningsmedel) and shall promptly pay or transfer the same to the Beneficiary or as the Beneficiary may direct.

(d)

For the avoidance of doubt, the Parties agree that any novation effected in accordance with Clause 29 (Changes to the Lenders) shall, in relation to any Transaction Security governed by Swedish law, take effect as an assignment and assumption and transfer of such security interests.

(e)

Each transfer and/or assignment by a Lender shall include a proportionate part of the security interests granted under the relevant Transaction Security Document governed by Swedish law, together with a proportionate interest in the relevant Transaction Security Document governed by Swedish law.

(f)

In relation to this Agreement and any other Finance Document, any winding-up, insolvency, bankruptcy proceeding or similar arrangement involving an entity incorporated in Sweden (including but not limited to any member of the Group incorporated in Sweden) will always be subject to Swedish law and in particular to but not limited to the procedure set forth in the Swedish Bankruptcy Act, the Swedish Company Reorganisation Act and the Swedish Companies Act.

(g)	Any security granted under a Transaction Security Document governed by Swedish law will be granted to the Secured Parties represented by the Security Agent.

(h)

Notwithstanding any other provisions in this Agreement or any other Finance Document, the sale, lease, transfer or disposal of assets subject to Transaction Security governed by Swedish law shall always be subject to the prior written consent of the Security Agent, such consent to be granted at the Security Agent’s sole discretion on a case by case basis.

1.8	Luxembourg terms

In this Agreement:

(a)	Luxembourg legal concepts expressed in English terms in this Agreement may not correspond to the original French or German terms relating thereto;

(b)	where it relates to an Obligor incorporated in Luxembourg, a reference to:

(i)	an inability to pay debts or discharge liabilities as they fall due, include, any cessation de paiement for the purpose of Luxembourg law;

(ii)	a winding up, dissolution, reorganisation, moratorium or administration includes a Luxembourg entity:

(A)	being declared bankrupt (faillite déclarée); and

(B)

being subject to voluntary or judicial liquidation (liquidation volontaire ou judiciaire), administrative dissolution without liquidation (dissolution administrative sans liquidation), reprievement from payments (sursis de paiement), general settlement with creditors, any moratorium, judicial reorganisation (réorganisation judiciaire), reorganisation by amicable agreement (réorganisation par accord amiable) or similar laws affecting the rights of creditors generally;

(iii)

a trustee, liquidator, receiver, administrative receiver, administrator, custodian, sequestrator, compulsory manager, conservator or similar officer includes, without limitation, a juge délégué, juge-commissaire, mandataire ad hoc, administrateur provisoire, liquidateur, curateur, conciliateur d’entreprise, mandataire de justice or similar officer;

(iv)	an attachment includes a saisie;

(v)

a lien or security interest includes any hypothèque, nantissement, gage, privilege, sûreté réelle, droit de retention, and any type of security in rem (sûreté réelle) or agreement or arrangement having similar effect and any transfer of title by way of security;

(vi)

commencing negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness includes any negotiations with that purpose conducted in order to reach an amicable agreement (accord amiable);

(vii)	a “set-off” includes, for purposes of Luxembourg law, a legal set-off;

(viii)	by-laws or constitutional documents includes its up-to-date (restated) articles of association (statuts); and

(ix)	a director includes a gérant or an administrateur.

1.9	Irish terms

“Examiner” means an examiner (including an interim examiner) appointed under section 509 of the Irish Companies Act and “examinership” shall be construed accordingly. “Process advisor” has the meaning given to that term in section 558A of the Irish Companies Act.

1.10	Austrian terms

In this Agreement, where it relates to an asset or right that is located in Austria or an Obligor that is incorporated or has its center of main interest as outlined in article 3(1) of the Insolvency Regulation, in the Republic of Austria, a reference to:

(a)

insolvency includes, without limitation any situation where that Obligor is illiquid (zahlungsunfähig) within the meaning of section 66 of the Austrian Insolvency Code (Insolvenzordnung, “IO”) or over-indebted (überschuldet) within the meaning of section 67 of the IO, in each case as interpreted by Austrian courts;

(b)

an insolvency proceeding includes, without limitation, in relation to that Obligor (i) the opening of insolvency proceedings (Insolvenzverfahren) including restructuring proceedings with or without self-administration (Sanierungsverfahren mit oder ohne Eigenverwaltung) and bankruptcy proceedings (Konkursverfahren) or (ii) the denial of the opening of insolvency proceedings due to lack of assets (Abweisung mangels kostendeckendes Vermögen);

(c)

a(n) expropriation, attachment, sequestration, distress, execution or the like includes a Pfändung or Vollstreckung within the meaning of the Austrian Execution Code (Exekutionsordnung) or an Enteignung within the meaning of the Austrian Civil Code (Allgemeines Bürgerliches Gesetzbuch) or other Austrian statute;

(d)	a liquidator includes a Liquidator within the meaning of the Austrian Act on Limited Liability Companies (GmbH-Gesetz) or the Austrian Act on Joint Stock Companies (Aktiengesetz);

(e)	a receiver, administrator, administrative receiver or compulsory manager includes any Insolvenzverwalter within the meaning of the IO;

(f)

a winding-up, dissolution or the like includes, a Liquidation within the meaning of the Austrian Act on Limited Liability Companies (GmbH-Gesetz) or the Austrian Act on Joint Stock Companies (Aktiengesetz); and

(g)

a lien, security or security interest includes any Hypothek, Pfandrecht, Sicherungszession, Sicherungsübereignung, Eigentumsvorbehalt, Finanzsicherheit or any other in rem right (sonstiges dingliches oder quasi-dingliches Recht).

1.11	Currency symbols and definitions

(a)

“£”, “Sterling” and “sterling” denote the lawful currency of the United Kingdom, “Euro”, “euro”, “€” and “EUR” denote the single currency of the Participating Member States and “US$” and “US Dollars” denote the lawful currency of the United States. “CHF” and “Swiss francs” denote the lawful currency of Switzerland.

(b)

The “equivalent” in any currency (the “first currency”) of any amount in another currency (the “second currency”) shall be construed as a reference to the amount in the first currency which could be purchased with that amount in the second currency at the Agent’s Spot Rate of Exchange (or at about such time and on such date as the Agent may from time to time reasonably determine to be appropriate in the circumstances).

1.12	Third party rights

(a)

Unless expressly provided to the contrary in a Finance Document, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or enjoy the benefit of any term of any Finance Document.

(b)	Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary any Finance Document at any time.

1.13	Intercreditor Agreement

(a)	This Agreement is subject to, and has the benefit of, the Intercreditor Agreement.

(b)	Terms used and not defined in this Agreement shall have the meaning given to them in the Intercreditor Agreement unless contrary indication appears in this Agreement.

1.14	Divisions

For all purposes under the Finance Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any person becomes the asset, right, obligation or liability of a different person, then it shall be deemed to have been transferred from the original person to the subsequent person, and (b) if any new person comes into existence, such new person shall be deemed to have been organised on the first date of its existence by the holders of its equity interests at such time.

SECTION 2

THE FACILITIES

2.	THE FACILITIES

2.1	The Facilities

(a)	Subject to the terms of this Agreement, the Lenders make available:

(i)	to Midco, a euro term loan facility in an aggregate amount equal to the Total Facility B1 Commitments;

(ii)	to Luxco and the US Co-Borrower, a US$ term loan facility in an aggregate amount equal to the Total Facility B2 Commitments; and

(iii)	to the Revolving Facility Borrowers, a multicurrency revolving credit facility in an aggregate Base Currency Amount which is equal to the Total Original Revolving Facility Commitments.

(b)	Subject to the terms of this Agreement and the Ancillary Documents, an Ancillary Lender may make available an Ancillary Facility to any of the Borrowers.

2.2	Finance Parties’ rights and obligations

(a)

The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)

The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.

(c)	A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

2.3	Obligors’ Agent

(a)

Each Obligor (other than Listco) by its execution of this Agreement or an Accession Letter (as the case may be) irrevocably appoints Listco to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i)

Listco on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions (including, in the case of a Borrower, Utilisation Requests), to execute on its behalf any Accession Letter, Additional Facility Notice or other Finance Document, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor (including, without limitation, by increasing the obligations of such Obligor howsoever fundamentally, whether by increasing the liabilities guaranteed or otherwise), without further reference to or the consent of that Obligor; and

(ii)	each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to Listco,

and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions (including, without limitation, any Utilisation Requests) or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)

Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors’ Agent or given to the Obligors’ Agent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors’ Agent and any other Obligor, those of the Obligors’ Agent shall prevail.

(c)

To the extent legally permissible, each of the Obligors hereby releases the Obligors’ Agent from any restrictions on representing several persons and self-dealing under any applicable law, and in particular from the restrictions of Section 181 of the German Civil Code (Bürgerliches Gesetzbuch), to make use of any authorisation granted under this Agreement and to perform its duties and obligations as Obligors’ Agent hereunder and under or in connection with the Finance Documents.

(d)

In connection with the raising of any Finance Document into a Spanish Public Document, Listco shall act as the agent of each Obligor and is hereby authorised on behalf of each Obligor to enter into, enforce the rights of each Obligor under and represent each Obligor in respect of the granting of a Spanish Public Document.

2.4	Additional Facilities

(a)

Any member of the Group may enter into, and incur Indebtedness under, any New Debt Financing (whether or not by way of an Additional Facility) in accordance with the terms of this Clause 2.4 and the Intercreditor Agreement.

(b)

Additional Facilities may become committed in accordance with this Clause 2.4 and subject to the terms of this Agreement if Listco delivers a duly completed Additional Facility Notice in the agreed form to the Agent signed by Listco and the provider of such Additional Facility in accordance with this Clause 2.4.

(c)

Listco may at any time or times notify the Agent by delivery of an Additional Facility Notice that it wishes to add one or more additional facilities into this Agreement, either as a new facility and/or as an additional tranche of any existing facility (each an “Additional Facility”). An Additional Facility may be made available by way of term or revolving facilities (including loans or letters of credit) or in the form of any of the following facilities:

(i)	an overdraft facility;

(ii)	a guarantee, bonding, documentary or stand-by letter of credit facility;

(iii)	a short-term loan facility;

(iv)	a derivatives facility;

(v)	a foreign exchange facility; or

(vi)	any other facility or accommodation required in connection with the business of the Group and which is agreed by Listco with an Additional Facility Lender.

(d)

No consent of any Finance Party is required to establish a New Debt Financing (other than any Lender which is to provide the relevant New Debt Financing and the Agent (in each case, in the case of a New Debt Financing by way of an Additional Facility)) provided that, unless otherwise agreed by the Majority Lenders (or, in the case of paragraph (xi) below, all the Lenders):

(i)	any transaction funded with a New Debt Financing must be otherwise permitted under the Finance Documents;

(ii)	no New Debt Financing may be provided by, or be beneficially owned by, a member of the Group or a Listco Affiliate;

(iii)

in the case of a New Debt Financing by way of an Additional Facility, that Additional Facility must rank pari passu with, in right of payment and ranking of security, the other Facilities under the Finance Documents and must be established under, and included within, this Agreement and that Additional Facility may be denominated in euro, US Dollars, Sterling, Swiss francs or any other currency agreed between Listco and the relevant Additional Facility Lenders;

(iv)

the all-in yield applicable to any New Debt Financing in the form of a Credit Facility (as defined in the Intercreditor Agreement) or a Pari Passu Debt Loan established within 12 months following the utilisation of (i) Facility B1 (in relation to Facility B1 only) and (ii) Facility B2 (in relation to Facility B2 only) denominated in euro or US Dollars, (including, for the avoidance of doubt, any Additional Facility but excluding any bridge facility with an initial maturity of not more than one year (and provided that upon being converted into extended term loans, such extended term loans comply with the provisions of this paragraph (iv)) and customary interim facilities (established to fund a Permitted Acquisition on a certain funds basis)) does not exceed 0.50 per cent. per annum above the corresponding all-in yield of: (x) Facility B1 (with respect to any such New Debt Financing denominated in euro) or (y) Facility B2 (with respect to any such New Debt Financing denominated in US$), unless the Margin on Facility B1 or Facility B2, (as the case may be) is increased so that the all-in yield for the applicable New Debt Financing does not exceed 0.50 per cent. per annum above the increased all-in yield for Facility B1 or Facility B2 (as the case may be); provided that, in determining the applicable all-in yield under this paragraph (iv):

(A)

subject to paragraph (D) below, any original issue discount or upfront fee paid in connection with Facility B1 or Facility B2 (as the case may be and, in either case, based on a three-year average life to maturity or lesser remaining life to maturity) shall be included;

(B)

any amendments to the Margin on Facility B1 or Facility B2 (as the case may be) that became effective subsequent to the 2025 Effective Date but prior to the date of determination of the all-in yield shall be included;

(C)

any EURIBOR or Term SOFR rate floor applicable to the relevant New Debt Financing and/or to Facility B1 or Facility B2 (as the case may be) on the date of determination of the all-in yield shall be equated to interest margin for determining the applicable all-in yield by adding to the interest rate margin the amount by which the EURIBOR or (as applicable) the Term SOFR rate then applicable (ignoring any floor to such rate) is less than the applicable floor rate; and

(D)

arrangement, work, commitment, structuring, underwriting and/or any amendment fees paid or payable to the Arrangers (or their Affiliates) in their respective capacities as such in connection with Facility B1 or Facility B2, (as the case may be) or to one or more arrangers (or their Affiliates) in their respective capacities as such applicable to the relevant New Debt Financing shall be excluded to the extent such amounts are not shared generally with the syndicate lenders under that New Debt Financing;

(v)

other than in the case of a bridge facility with an initial maturity of not more than one year (and provided that upon being converted into extended term loans, such extended term loans comply with the provisions of this paragraph (v)) and customary interim facilities (established to fund a Permitted Acquisition on a certain funds basis), neither the final repayment date of any New Debt Financing nor any scheduled repayment instalment date (other than in respect of (X) any Additional Facility which is a revolving facility or (Y) a nominal 1 per cent. amortisation with respect to any New Debt Financing in the form of an Additional Facility, a Credit Facility (as defined in the Intercreditor Agreement) or a Pari Passu Debt Loan denominated in US$) may fall prior to the later to occur of the Termination Date for Facility B1 or the Termination Date for Facility B2, and, in relation to any Second Lien Debt, the date falling 6 months after the later to occur of the Termination Date for Facility B1 and the Termination Date for Facility B2;

(vi)

the relevant creditor (or representative thereof) is a party to the Intercreditor Agreement in the relevant capacity including, in relation to a person which is to be a lender under an Additional Facility, if that person is not already a Lender it shall become party to the Intercreditor Agreement as a “Credit Facility Lender” prior to first utilisation of such Additional Facility;

(vii)

in relation to any New Debt Financing by way of Senior Secured Notes, Pari Passu Debt Notes or Second Lien Debt Notes, the issuer is an ‘Issuer’ under and as defined in the Intercreditor Agreement and in relation to any Second Lien Debt Loan (as defined in the Intercreditor Agreement), the borrower is not a Subsidiary of Midco;

(viii)

no Event of Default under any of paragraphs (a), (b), (c) or (d) of Section 1 of Schedule 20 (Events of Default) has occurred and is continuing at the time of a utilisation or issue or, (at Listco’s option, in the case of a Permitted Acquisition to be funded by a New Debt Financing on a certain funds basis), establishment of that New Debt Financing and no Event of Default will occur as a direct result of making such utilisation or issuance or, (at Listco’s option, in the case of a Permitted Acquisition to be funded by a New Debt Financing on a certain funds basis) establishing that New Debt Financing;

(ix)

either (x) the amount to be incurred under the New Debt Financing is permitted by sub-clause (b)(i) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings) or (y) for the Relevant Period ending on the Quarter Date falling immediately prior to the date of utilisation or issuance or, (at Listco’s option, in the case of a Permitted Acquisition to be funded by a New Debt Financing on a certain funds basis) establishment of such New Debt Financing, Listco is in compliance with the test set out in sub-clause (a)(2) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings) calculated (I) pro forma as if that New Debt Financing had been drawn or issued in full at the beginning of such Relevant Period but taking into account, for the purposes of such calculation, the application of such New Debt Financing and, where such New Debt Financing is to be used to fund a Permitted Acquisition, calculated pro forma for such Permitted Acquisition as if such acquisition had occurred at the beginning of such Relevant Period and after taking into account any pro forma adjustments permitted by this Agreement in relation to such acquisition and for such Relevant Period; and (II) pro forma for any Permitted Payment in the period following such Quarter Date, in each case, as confirmed by a certificate from Listco containing the relevant calculations;

(x)	Listco delivers to the Agent before the date on which the relevant New Debt Financing is to be established:

(A)	in the case of any New Debt Financing by way of an Additional Facility, a duly executed copy of each Additional Facility Document relating to the relevant Additional Facility; and

(B)

a certification from Listco confirming that the foregoing conditions to the relevant New Debt Financing have been satisfied (save to the extent that a confirmation has been received from the Agent that these conditions have been waived by (x) each of the Additional Facility Lenders in the case of any New Debt Financing by way of an Additional Facility, and (y) the Majority Lenders); and

(xi)	no term of the New Debt Financing would otherwise require all Lender consent under Clause 41 (Amendments and waivers).

(e)

An Additional Facility Notice shall be irrevocable and no Additional Facility Notice will be regarded as having been duly completed unless it specifies the following matters in respect of the relevant Additional Facility:

(i)	the proposed Borrower;

(ii)	the persons to become Additional Facility Lenders in respect of that Additional Facility;

(iii)	to the extent applicable to the relevant Additional Facility:

(A)	the Base Currency Amount being made available and the currency or currencies in which that Additional Facility is available for utilisation;

(B)	the rate of interest applicable to that Additional Facility (including any applicable Margin, benchmark rate floor and Margin ratchet);

(C)	the Termination Date (together with, if applicable, any other scheduled repayment dates) for that Additional Facility;

(D)	the Availability Period for that Additional Facility; and

(E)	the Additional Facility Commencement Date for that Additional Facility.

An Additional Facility Notice must be delivered to the Agent no later than 3 Business Days prior to the Utilisation Date under that Additional Facility.

(f)

Subject to the conditions set out in paragraphs (a) to (e) above being satisfied, following receipt by the Agent of a duly completed Additional Facility Notice and with effect from the relevant Additional Facility Commencement Date (or any later date on which the conditions set out in paragraph (g) below are satisfied):

(i)

the Lenders in respect of the relevant Additional Facility (each an “Additional Facility Lender”) shall make available that Additional Facility in the aggregate principal amount set out in the Additional Facility Notice;

(ii)

each of the Obligors and each such Additional Facility Lender shall assume obligations towards one another and/or acquire rights against one another as the Obligors and such Additional Facility Lenders would have assumed and/or acquired had the Additional Facility Lenders been Original Lenders;

(iii)	each such Additional Facility Lender shall become a Party as a “Lender”;

(iv)

each such Additional Facility Lender and each of the other Finance Parties shall assume obligations towards one another and acquire rights against one another as those Additional Facility Lenders and those Finance Parties would have assumed and/or acquired had the Additional Facility Lenders been Original Lenders; and

(v)	the Commitments of the other Lenders shall continue in full force and effect.

(g)	The establishment of an Additional Facility will only be effective on:

(i)

receipt by the Agent of the Additional Facility Notice and a Lender Accession Notice from each person referred to in the relevant Additional Facility Notice as an Additional Facility Lender and Listco, provided that no Lender Accession Notice shall be required from any such person which is already a Party as a Lender; and

(ii)	in relation to an Additional Facility Lender which is not already a Lender:

(A)	that Additional Facility Lender entering into a Creditor/Agent Accession Undertaking (as defined in the Intercreditor Agreement); and

(B)

the performance by the Agent and the Security Agent of all necessary “know your customer” or other similar identification checks under all applicable laws and regulations in relation to that Additional Facility Lender making available an Additional Facility, the completion of which the Agent shall promptly notify to Listco.

(h)

Each Obligor irrevocably authorises the Obligors’ Agent to sign each Additional Facility Notice on its behalf and each Finance Party irrevocably authorises and instructs the Agent and the Security Agent to acknowledge, execute and confirm acceptance of each Additional Facility Notice, Lender Accession Notice and, if applicable, Creditor/Agent Accession Undertaking (as defined in the Intercreditor Agreement) on its behalf. Upon countersigning a duly completed Additional Facility Notice, the Agent shall inform the Lenders and shall provide a copy of each such executed Additional Facility Notice, Lender Accession Notice and, if applicable, Creditor/Agent Accession Undertaking (as defined in the Intercreditor Agreement) to the Lenders and Listco. To the extent legally possible, each Obligor hereby relieves the Obligors’ Agent from the restrictions pursuant to section 181 of the German Civil Code (Bürgerliches Gesetzbuch) and similar restrictions applicable to it pursuant to any other applicable law.

(i)

Without prejudice to clause 8 (New Credit Facilities, Pari Passu Debt, Second Lien Debt and Hedging Agreements) of the Intercreditor Agreement, the Finance Parties shall be required to enter into any amendment to or replacement of the then current Finance Documents (including for the purpose of reflecting the terms of any Additional Facility in the Finance Documents) and/or take such other action as is required by Listco in order to facilitate the establishment of any Additional Facility otherwise permitted by this Agreement, including in relation to any changes to, the taking of, or the release coupled with the retaking of, any guarantee or Security provided that, unless otherwise agreed by the Majority Lenders, neither the Agent nor the Security Agent shall be required to execute a release of assets from any existing Transaction Security or a release of any existing guarantee under Clause 23 (Guarantee and indemnity) pursuant to this paragraph (i) unless:

(i)

replacement security will (substantially contemporaneously with the relevant release) be provided pursuant to which the relevant Lenders (or the Security Agent on their behalf) will continue to have security in respect of the applicable assets or, as the case may be, a replacement guarantee will (substantially contemporaneously with the relevant release) be provided; and

(ii)

Listco has confirmed to the Security Agent that it has determined in good faith (taking into account any applicable legal limitations and other relevant considerations) that it is either not possible or not commercially practicable to implement such Additional Facility by granting new supplementary Transaction Security and/or amending the terms of the existing Transaction Security instead, provided further that, for the avoidance of doubt, nothing in this paragraph ((i) will prohibit or restrict the execution of (or the right to require the execution of) any additional guarantee or Transaction Security Documents and/or any supplemental agreements, confirmations and/or any other similar or equivalent documents, provided that all such guarantees, security documents and/or supplemental agreements, confirmations and/or equivalent documents (as the case may be) are in favour of each of the Finance Parties (or the Agent or Security Agent on their behalf or for their benefit).

The Agent and the Security Agent are each irrevocably authorised and instructed by each Finance Party to execute any such amended or replacement Finance Documents as may be required pursuant to this paragraph (i) and/or take such action on behalf of the Finance Parties contemplated by this paragraph (i) (and shall do so on the request of and at the cost of Listco).

(j)

Except as provided in paragraph (d) above, the terms applicable, or which may be disapplied in relation to, any Additional Facility will be those agreed by the Additional Facility Lenders in respect of that Additional Facility and the Obligors’ Agent (including, without limitation, any terms as to margin, margin protection, fees, prepayment and repayment). If there is any inconsistency between any such term agreed or disapplied in respect of an Additional Facility and any term of this Agreement, the term agreed in respect of the Additional Facility shall prevail (without prejudice to paragraph (d) above).

(k)

Each Additional Facility Lender, by executing a Lender Accession Notice, confirms (for the avoidance of doubt) that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the relevant Additional Facility becomes effective.

(l)

Each Obligor confirms that its guarantee and indemnity obligations set out in Clause 23 (Guarantee and indemnity) and/or any Accession Letter or other Finance Document will extend to include the Additional Facility Loans and other obligations arising under the Additional Facilities subject to any limitations specifically set out in Clause 23 (Guarantee and indemnity), the relevant Accession Letter or elsewhere in the Finance Documents (and that the Transaction Security Documents shall be construed accordingly).

3.	PURPOSE

3.1	Purpose

(a)

The Borrower of Facility B1 shall apply all amounts under that Facility B1 towards refinancing indebtedness, the paying of any related fees, costs and expenses, and for the general corporate purposes of the Group in accordance with the 2025 Amendment and Restatement Agreement.

(b)

The Borrower of Facility B2 shall apply all amounts under that Facility B2 towards refinancing indebtedness, the paying of any related fees, costs and expenses and for the general corporate purposes of the Group, in each case, in accordance with the 2025 Amendment and Restatement Agreement.

(c)	Each Revolving Facility Borrower shall apply all amounts borrowed by it under a Revolving Facility, any Letter of Credit and any utilisation of any Ancillary Facility towards:

(i)

the general corporate purposes of the Group (including to fund Restructuring Expenditure) and/or working capital requirements of the Group (including Permitted Acquisitions and capital expenditure); and

(ii)

the provision of cash collateral (including, without limitation, cash in blocked accounts) to secure the obligations of any member of the Group arising under any letter of credit or similar instrument issued at the request of any such member of the Group.

(d)

The Borrower of any Additional Facility shall, subject to the terms of this Agreement, apply all utilisations under that Facility in a manner permitted by this Agreement and the Additional Facility Documents relevant to that Additional Facility.

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	CONDITIONS OF UTILISATION

4.1	Conditions precedent

(a)

The Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) in respect of a Utilisation under Facility B1 if on or before the Utilisation Date for that Utilisation, the Agent has received (or, acting on the instructions of the Arrangers, has waived the requirement to receive) all of the documents and other evidence listed in schedule 2 (Conditions Precedent) of the 2025 Amendment and Restatement Agreement in form and substance satisfactory to the Agent (acting reasonably).

(b)

The Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) in respect of a Utilisation under Facility B2, if on or before the Utilisation Date for that Utilisation, the Agent has received (or, acting on the instructions of the Arrangers, has waived the requirement to receive) all of the documents and other evidence listed in schedule 2 (Conditions Precedent) of the 2025 Amendment and Restatement Agreement in form and substance satisfactory to the Agent (acting reasonably).

(c)

The Agent shall notify Listco and the Lenders promptly upon being satisfied as to the conditions in paragraphs (a) and (b) above. Other than to the extent that the Majority Lenders notify the Agent in writing to the contrary before the Agent gives the notification as described in this paragraph (c), the Lenders authorise (but do not require) the Agent to give that notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

(d)

Subject to this Clause 4.1, the Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) in relation to a Utilisation if on the date of the Utilisation Request and on the proposed Utilisation Date:

(i)	in the case of a Rollover Loan, no notice of acceleration or cancellation has been given pursuant to Clause 28.7 (Acceleration) as a result of the occurrence of an Event of Default; and

(ii)	in the case of any other Utilisation:

(A)	no Default is continuing or would result from the proposed Utilisation; and

(B)

in the case of any Utilisation to be made on the Closing Date, on the date of the Utilisation Request and on the proposed Utilisation Date, each of the representations and warranties set out in Clause 24 (Representations) are true and accurate and, in the case of any other any Utilisation, the Repeating Representations are true and accurate (in all material respects in the case of Repeating Representations to which a materiality test is not already applied in accordance with their terms).

4.2	Conditions relating to Optional Currencies

(a)	A currency will constitute an Optional Currency in relation to a Revolving Facility Utilisation if:

(i)	it is, in the case of the Original Revolving Facility, sterling, Swiss francs or US$;

(ii)

it is, in the case of an Additional Revolving Facility, any currencies specified in the Additional Facility Notice relating to that Additional Revolving Facility and there are Compounded Rate Terms for that currency; or

(iii)

it is any other currency which is readily available in the amount required and freely convertible into the Base Currency in the Relevant Market at the Specified Time or, if later, on the date the Agent receives the relevant Utilisation Request and the Utilisation Date for that Utilisation and which has been approved by the Agent (acting on the instructions of all the Lenders participating in the relevant Revolving Facility acting reasonably) on or prior to receipt by the Agent of the relevant Utilisation Request for that Utilisation and there are Compounded Rate Terms for that currency.

(b)	If the Agent has received a written request from Listco for a currency to be approved under paragraph (a)(iii) above, the Agent will confirm to Listco by the Specified Time:

(i)	whether or not the Lenders have granted their approval; and

(ii)	if approval has been granted, the minimum amount (approximately equivalent to the minimum amount for a Utilisation in the Base Currency) for any subsequent Utilisation in that currency.

4.3	Maximum number of Utilisations

(a)	A Borrower (or Listco) may not deliver a Utilisation Request if, as a result of the proposed Utilisation:

(i)	30 or more Revolving Facility Loans;

(ii)	more than 1 Facility B1 Loan;

(iii)	more than 1 Facility B2 Loan;

(iv)	more than 15 Additional Facility Loans,

would be outstanding (unless otherwise agreed by Listco and the Agent).

(b)	A Borrower (or Listco) may not request that a Facility B1, Facility B2 Loan or an Additional Facility Term Loan be divided.

(c)	Any Loan made by a single Lender under Clause 8.2 (Unavailability of a currency) shall not be taken into account in this Clause 4.3.

(d)	A Borrower (or Listco) may not request that a Letter of Credit be issued under the Revolving Facility if, as a result of the proposed Utilisation, more than 16 Letters of Credit would be outstanding.

SECTION 3

UTILISATION

5.	UTILISATION – LOANS

5.1	Delivery of a Utilisation Request

A Borrower (or Listco on its behalf) may utilise a Facility by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2	Completion of a Utilisation Request for Loans

(a)	Each Utilisation Request for a Loan is irrevocable (unless agreed otherwise with the Agent) and will not be regarded as having been duly completed unless:

(i)	it identifies the Facility to be utilised;

(ii)	to the extent applicable, the requirements of paragraph (d) of Clause 26.3 (Financial testing) are satisfied;

(iii)	the proposed Utilisation Date is a Business Day within the Availability Period applicable to that Facility;

(iv)	the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(v)	the proposed Interest Period complies with Clause 15 (Interest Periods).

(b)	Multiple Utilisations may be requested in a Utilisation Request where the proposed Utilisation Date is the Closing Date. Only one Utilisation may be requested in each subsequent Utilisation Request.

5.3	Currency and amount

(a)	The currency specified in a Utilisation Request must be:

(i)	in relation to Facility B1, in euro;

(ii)	in relation to Facility B2, in US$;

(iii)	in relation to the Revolving Facility, in the Base Currency or an Optional Currency; and

(iv)	in relation to a relevant Additional Facility, as specified in the Additional Facility Documents relating to that Additional Facility.

(b)	The amount of the proposed Utilisation must be in an amount the Base Currency Amount of which does not exceed the relevant Available Facility and must also be:

(i)	for Facility B1, the Total Facility B1 Commitments;

(ii)	for Facility B2, the Total Facility B2 Commitments;

(iii)	for the Original Revolving Facility:

(A)	if the currency selected is the Base Currency, a minimum of EUR 1,000,000 or, if less, the Available Facility;

(B)	if the currency selected is sterling, a minimum of £750,000 or, if less, the Available Facility; or

(C)

if the currency selected is an Optional Currency (other than sterling), the minimum amount specified by the Agent pursuant to paragraph (b)(ii) of Clause 4.2 (Conditions relating to Optional Currencies) or, if less, the Available Facility; or

(iv)	in relation to the relevant Additional Facility, as specified in the Additional Facility Documents relating to that Additional Facility.

5.4	Lenders’ participation

(a)	If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

(b)	The amount of each Lender’s participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

(c)

The Agent shall determine the Base Currency Amount of each Revolving Facility Loan which is to be made in an Optional Currency and notify each Lender of the amount, currency and the Base Currency Amount of each Loan and the amount of its participation in that Loan by the Specified Time.

5.5	Limitations on Utilisations

The maximum aggregate:

(a)	Base Currency Amount of all Letters of Credit; and

(b)	the amount of the Ancillary Commitments of all the Lenders,

together shall not at any time exceed EUR 50,000,000.

6.	UTILISATION – LETTERS OF CREDIT

6.1	Revolving Facility

(a)	A Revolving Facility may be utilised by way of Letters of Credit.

(b)	Other than Clause 5.5 (Limitations on Utilisations), Clause 5 (Utilisation – Loans) does not apply to Utilisations by way of Letters of Credit.

6.2	Delivery of a Utilisation Request for Letters of Credit

A Revolving Facility Borrower (or Listco on its behalf) may request a Letter of Credit to be issued by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

6.3	Completion of a Utilisation Request for Letters of Credit

Each Utilisation Request for a Letter of Credit is irrevocable and will not be regarded as having been duly completed unless:

(a)	it specifies that it is for a Letter of Credit;

(b)	it identifies whether the Letter of Credit is to be made under the Original Revolving Facility or under an Additional Revolving Facility;

(c)	it identifies the Revolving Facility Borrower of the Letter of Credit;

(d)	it identifies the Issuing Bank which is to issue the Letter of Credit;

(e)	the proposed Utilisation Date is a Business Day within the Availability Period applicable to the relevant Revolving Facility;

(f)	the currency and amount of the Letter of Credit comply with Clause 6.4 (Currency and amount);

(g)	the form of Letter of Credit is attached and is agreed with the Issuing Bank or is in the form set out in Schedule 10 (Form of Letter of Credit);

(h)	the delivery instructions for the Letter of Credit are specified;

(i)	the Term of the Letter of Credit is specified;

(j)	the beneficiary of the Letter of Credit is a person which the Issuing Bank and each Lender are not prohibited from dealing with by any applicable law or regulation; and

(k)	to the extent applicable, the requirements of paragraph (d) of Clause 26.3 (Financial testing) are satisfied.

6.4	Currency and amount

(a)	The currency specified in a Utilisation Request must be the Base Currency or an Optional Currency.

(b)

Subject to paragraph (a) of Clause 5.5 (Limitations on Utilisations), the amount of the proposed Letter of Credit must be an amount whose Base Currency Amount is not more than the Available Facility and which is:

(i)	if the currency selected is euro, a minimum of EUR 1,000,000 or, if less, the Available Facility;

(ii)	if the currency selected is sterling, a minimum of £750,000 or, if less, the Available Facility; or

(iii)

if the currency selected is an Optional Currency (other than sterling), the minimum amount specified by the Agent pursuant to paragraph (b)(ii) of Clause 4.2 (Conditions relating to Optional Currencies) or, if less, the Available Facility.

6.5	Issue of Letters of Credit

(a)	If the conditions set out in this Agreement have been met, the Issuing Bank shall issue the Letter of Credit on the Utilisation Date.

(b)

Subject to paragraph (d)(i) of Clause 4.1 (Conditions precedent), the Issuing Bank will only be obliged to comply with paragraph (a) above if on the date of the Utilisation Request or Renewal Request and on the proposed Utilisation Date:

(i)

in the case of a Letter of Credit to be renewed in accordance with Clause 6.6 (Renewal of a Letter of Credit), no notice of acceleration or cancellation has been given pursuant to Clause 28.7 (Acceleration) as a result of the occurrence of an Event of Default and, in the case of any other Utilisation, no Default is continuing or would result from the proposed Utilisation;

(ii)

in relation to a Utilisation to be made on the Closing Date, on the date of the Utilisation Request, each of the representations and warranties set out in Clause 24 (Representations) are true and accurate;

(iii)

in relation to any other Utilisation, on the date of the Utilisation Request and on the proposed Utilisation Date, the Repeating Representations that are stipulated to be made by each Obligor on the date of the Utilisation Request and on the proposed Utilisation Date are true and accurate (in all material respects in the case of Repeating Representations to which a materiality test is not already applied in accordance with their terms); and

(iv)	it would not be unlawful for the Issuing Bank to issue the Letter of Credit.

(c)

The amount of each Lender’s participation in each Letter of Credit will be equal to the proportion borne by its Available Commitment to the Available Facility (in each case in relation to the relevant Revolving Facility) immediately prior to the issue of the Letter of Credit.

(d)

The Agent shall determine the Base Currency Amount of each Letter of Credit which is to be issued in an Optional Currency and shall notify the Issuing Bank and each Lender of the details of the requested Letter of Credit and its participation in that Letter of Credit by the Specified Time.

6.6	Renewal of a Letter of Credit

(a)

A Revolving Facility Borrower (or Listco on its behalf) may request that any Letter of Credit issued on behalf of that Revolving Facility Borrower be renewed by delivery to the Agent of a Renewal Request in substantially similar form to a Utilisation Request for a Letter of Credit by the Specified Time.

(b)

The Finance Parties shall treat any Renewal Request in the same way as a Utilisation Request for a Letter of Credit, except that the conditions set out in paragraph (g) of Clause 6.3 (Completion of a Utilisation Request for Letters of Credit) shall not apply.

(c)	The terms of each renewed Letter of Credit shall be the same as those of the relevant Letter of Credit immediately prior to its renewal, except that:

(i)	its amount may be less than the amount of the Letter of Credit immediately prior to its renewal; and

(ii)	its Term shall start on the date which was the Expiry Date of the Letter of Credit immediately prior to its renewal, and shall end on the proposed Expiry Date specified in the Renewal Request.

(d)	If the conditions set out in this Agreement have been met, the Issuing Bank shall amend and re-issue any Letter of Credit pursuant to a Renewal Request.

6.7	Revaluation of Letters of Credit

(a)

If any Letters of Credit are denominated in an Optional Currency, the Agent shall, at annual intervals after the date of the respective Letter of Credit, recalculate the Base Currency Amount of each Letter of Credit by notionally converting into the Base Currency the outstanding amount of that Letter of Credit on the basis of the Agent’s Spot Rate of Exchange on the date of calculation.

(b)

Listco shall, if requested by the Agent within five Business Days of any calculation under paragraph (a) above, ensure that within three Business Days sufficient Revolving Facility Utilisations are prepaid to prevent the Base Currency Amount of the Revolving Facility Utilisations exceeding the Total Revolving Facility Commitments (after deducting the total Ancillary Commitments) by more than 5 per cent. following any adjustment to a Base Currency Amount under paragraph (a) above.

6.8	Cash cover

If the Facilities are prepaid in full, or on the Termination Date for a Revolving Facility there are Letters of Credit outstanding under that Revolving Facility, Listco shall:

(a)	provide cash cover in an amount not exceeding the amount of each such Letter of Credit;

(b)	provide counter-indemnification by a financial institution approved by the Issuing Bank in respect of each such Letter of Credit; or

(c)	at the request of the Issuing Bank, use all reasonable endeavours to procure the release of the Issuing Bank from its obligations under each such Letter of Credit.

7.	LETTERS OF CREDIT

7.1	Immediately payable

If a Letter of Credit or any amount outstanding under a Letter of Credit is expressed to be immediately payable, the Borrower that requested (or on behalf of which Listco requested) the issue of that Letter of Credit shall repay or prepay that amount immediately.

7.2	Claims under a Letter of Credit

(a)

Each Revolving Facility Borrower irrevocably and unconditionally authorises the Issuing Bank to pay any claim made or purported to be made under a Letter of Credit requested by it (or requested by Listco on its behalf) and which appears on its face to be in order (in this Clause 7, a “claim”).

(b)

Each Revolving Facility Borrower shall immediately on demand, or if such payment is being funded by a Revolving Facility Loan within three Business Days of demand, pay to the Agent for the Issuing Bank an amount equal to the amount of any claim.

(c)	Each Revolving Facility Borrower acknowledges that the Issuing Bank:

(i)	is not obliged to carry out any investigation or seek any confirmation from any other person before paying a claim; and

(ii)	deals in documents only and will not be concerned with the legality of a claim or any underlying transaction or any available set-off, counterclaim or other defence of any person.

(d)	The obligations of a Revolving Facility Borrower under this Clause 7.2 will not be affected by:

(i)	the sufficiency, accuracy or genuineness of any claim or any other document; or

(ii)	any incapacity of, or limitation on the powers of, any person signing a claim or other document.

7.3	Indemnities

(a)

Each Revolving Facility Borrower shall immediately on demand indemnify the Issuing Bank against any cost, loss or liability incurred by the Issuing Bank (otherwise than by reason of the Issuing Bank’s gross negligence or wilful misconduct) in acting as the Issuing Bank under any Letter of Credit requested by (or on behalf of) that Revolving Facility Borrower.

(b)

Each Lender shall (according to its L/C Proportion) immediately on demand indemnify the Issuing Bank against any cost, loss or liability incurred by the Issuing Bank (otherwise than by reason of the Issuing Bank’s gross negligence or wilful misconduct) in acting as the Issuing Bank under any Letter of Credit (unless the Issuing Bank has been reimbursed by an Obligor pursuant to a Finance Document).

(c)

If any Lender is not permitted (by its constitutional documents or any applicable law) to comply with paragraph (b) above, then that Lender will not be obliged to comply with paragraph (b) above and shall instead be deemed to have taken, on the date the Letter of Credit is issued (or, if later, on the date the Lender’s participation in the Letter of Credit is transferred or assigned to the Lender in accordance with the terms of this Agreement), an undivided interest and participation in the Letter of Credit in an amount equal to its L/C Proportion of that Letter of Credit. On receipt of demand from the Agent, that Lender shall pay to the Agent (for the account of the Issuing Bank) an amount equal to its L/C Proportion of the amount demanded.

(d)

The Revolving Facility Borrower which requested (or on behalf of which Listco requested) a Letter of Credit shall immediately on demand reimburse any Lender for any payment it makes to the Issuing Bank under this Clause 7.3 in respect of that Letter of Credit.

(e)

The obligations of each Lender under this Clause 7 are continuing obligations and will extend to the ultimate balance of sums payable by that Lender in respect of any Letter of Credit, regardless of any intermediate payment or discharge in whole or in part.

(f)

The obligations of any Lender or Revolving Facility Borrower under this Clause 7 will not be affected by any act, omission, matter or thing which, but for this Clause 7, would reduce, release or prejudice any of its obligations under this Clause 7 (without limitation and whether or not known to it or any other person), including:

(i)	any time, waiver or consent granted to, or composition with, any Obligor, any beneficiary under a Letter of Credit or any other person;

(ii)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor or any member of the Group;

(iii)

the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor, any beneficiary under a Letter of Credit or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(iv)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any beneficiary under a Letter of Credit or any other person;

(v)	any amendment (however fundamental) or replacement of a Finance Document, any Letter of Credit (if made with the consent of Listco) or any other document or security;

(vi)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document, any Letter of Credit or any other document or security; or

(vii)	any insolvency or similar proceedings.

7.4	Rights of contribution

No Obligor will be entitled to any right of contribution or indemnity from any Finance Party in respect of any payment it may make under this Clause 7.

7.5	Settlement conditional

Any settlement or discharge between a Lender and the Issuing Bank shall be conditional upon no security or payment to the Issuing Bank by a Lender or any other person on behalf of a Lender being avoided or reduced by virtue of any laws relating to bankruptcy, insolvency, liquidation or similar laws of general application and, if any such security or payment is so avoided or reduced, the Issuing Bank shall be entitled to recover the value or amount of such security or payment from such Lender subsequently as if such settlement or discharge had not occurred.

7.6	Exercise of rights

The Issuing Bank shall not be obliged before exercising any of the rights, powers or remedies conferred upon it in respect of any Lender by this Agreement or by law:

(a)	to take any action or obtain judgment in any court against any Obligor;

(b)	to make or file any claim or proof in a winding-up or dissolution of any Obligor; or

(c)	to enforce or seek to enforce any other security taken in respect of any of the obligations of any Obligor under this Agreement.

8.	OPTIONAL CURRENCIES

8.1	Selection of currency

A Revolving Facility Borrower (or Listco on its behalf) shall select the currency of a Revolving Facility Utilisation in a Utilisation Request.

8.2	Unavailability of a currency

If before the Specified Time:

(a)	a Lender notifies the Agent that the Optional Currency requested is not readily available to it in the amount required; or

(b)	a Lender notifies the Agent that compliance with its obligation to participate in a Loan in the proposed Optional Currency would contravene a law or regulation applicable to it,

the Agent will give notice to the relevant Revolving Facility Borrower to that effect by the Specified Time. In this event, any Lender that gives notice pursuant to this Clause 8.2 will be required to participate in the Loan in the Base Currency (in an amount equal to that Lender’s proportion of the Base Currency Amount or, in respect of a Rollover Loan, an amount equal to that Lender’s proportion of the Base Currency Amount of the Rollover Loan that is due to be made) and its participation will be treated as a separate Loan denominated in the Base Currency during that Interest Period.

8.3	Agent’s calculations

Each Lender’s participation in a Loan will be determined in accordance with paragraph (b) of Clause 5.4 (Lenders’ participation).

9.	ANCILLARY FACILITIES

9.1	Type of Facility

An Ancillary Facility may be by way of:

(a)	an overdraft facility;

(b)	a guarantee, bonding, documentary or stand-by letter of credit facility;

(c)	a short-term loan facility;

(d)	a derivatives facility;

(e)	a foreign exchange facility; or

(f)	any other facility or accommodation required in connection with the business of the Group and which is agreed by Listco with an Ancillary Lender.

9.2	Availability

(a)

If Listco and a Lender agree and except as otherwise provided in this Agreement, the Lender may provide an Ancillary Facility on a bilateral basis in place of all or part of that Lender’s unutilised Revolving Facility Commitment (which shall (except for the purpose of determining the Majority Lenders) be reduced by the amount of the Ancillary Commitment under that Ancillary Facility).

(b)	An Ancillary Facility shall not be made available unless, not later than three Business Days prior to the Ancillary Commencement Date for an Ancillary Facility, the Agent has received from Listco:

(i)	a notice in writing requesting the establishment of an Ancillary Facility and specifying:

(A)	whether the Ancillary Facility is to be made under the Original Revolving Facility or under an Additional Revolving Facility;

(B)	the proposed Revolving Facility Borrower(s) (or Affiliates of a Revolving Facility Borrower) which may use the Ancillary Facility;

(C)	the proposed Ancillary Commencement Date and expiry date of the Ancillary Facility;

(D)	the proposed type of Ancillary Facility to be provided;

(E)	the proposed Ancillary Lender;

(F)

the proposed Ancillary Commitment, the maximum amount of the Ancillary Facility (if not denominated in the Base Currency) and, if the Ancillary Facility is an overdraft facility comprising more than one account, its maximum gross amount (that amount being the “Designated Gross Amount”) and its maximum net amount (that amount being the “Designated Net Amount”); and

(G)	the proposed currency of the Ancillary Facility;

(ii)	a copy of the proposed Ancillary Document; and

(iii)	any other information which the Agent may reasonably request in connection with the Ancillary Facility.

The Agent shall promptly notify Listco, the Ancillary Lender and the other Lenders of the establishment of an Ancillary Facility.

No amendment or waiver of a term of any Ancillary Facility shall require the consent of any Finance Party other than the relevant Ancillary Lender.

(c)	Subject to compliance with paragraph (b) above:

(i)	the Lender concerned will become an Ancillary Lender; and

(ii)	the Ancillary Facility will be available,

with effect from the date agreed by Listco and the Ancillary Lender.

9.3	Terms of Ancillary Facilities

(a)	Except as provided below, the terms of any Ancillary Facility will be those agreed by the Ancillary Lender and Listco.

(b)	However, those terms:

(i)	must be based upon normal commercial terms at that time (except as varied by this Agreement);

(ii)	may allow only Revolving Facility Borrowers (or Affiliates of Borrowers nominated pursuant to Clause 9.8 (Affiliates of Borrowers)) to use the Ancillary Facility;

(iii)	may not allow the Ancillary Outstandings to exceed the Ancillary Commitment;

(iv)

may not allow the Ancillary Commitment of an Ancillary Lender to exceed the Available Commitment with respect to the relevant Revolving Facility of that Ancillary Lender (or that of its Affiliate); and

(v)

must require that the Ancillary Commitment is reduced to nil, and that all Ancillary Outstandings are repaid (or cash cover provided in respect of all the Ancillary Outstandings) not later than the Termination Date for the relevant Revolving Facility.

(c)

If there is any inconsistency between any term of an Ancillary Facility and any term of this Agreement, this Agreement shall prevail, except for (i) Clause 38.3 (Day count convention) which shall not prevail for the purposes of calculating fees, interest or commission relating to an Ancillary Facility and (ii) an Ancillary Facility comprising more than one account where the terms of the Ancillary Documents shall prevail.

(d)	Interest, commission and fees on Ancillary Facilities are dealt with in Clause 17.5 (Interest, commission and fees on Ancillary Facilities).

9.4	Repayment of Ancillary Facility

(a)

An Ancillary Facility shall cease to be available on the Termination Date in relation to the relevant Revolving Facility or such earlier date on which its expiry date occurs or on which it is cancelled in accordance with the terms of this Agreement.

(b)

If an Ancillary Facility expires in accordance with its terms, the Ancillary Commitment of the Ancillary Lender shall be reduced to zero (and its unutilised Revolving Facility Commitment shall be increased accordingly).

(c)

No Ancillary Lender may demand repayment or prepayment of any amounts or demand cash cover for any liabilities made available or incurred by it under its Ancillary Facility (except where the Ancillary Facility is provided on a net limit basis to the extent required to bring any gross outstandings down to the net limit) unless:

(i)

the Total Revolving Facility Commitments have been cancelled in full, or all outstanding Utilisations under the relevant Revolving Facility have become due and payable in accordance with the terms of this Agreement, or the Agent has declared all outstanding Utilisations under the relevant Revolving Facility immediately due and payable, or the expiry date of the Ancillary Facility occurs;

(ii)

it becomes unlawful in any applicable jurisdiction for the Ancillary Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in its Ancillary Facility; or

(iii)

the Ancillary Outstandings (if any) under that Ancillary Facility can be refinanced by a Revolving Facility Utilisation under the relevant Revolving Facility and the Ancillary Lender gives sufficient notice to enable a Utilisation under the relevant Revolving Facility to be made to refinance those Ancillary Outstandings.

(d)

For the purposes of determining whether or not the Ancillary Outstandings under an Ancillary Facility mentioned in paragraph (c)(iii) above can be refinanced by a Utilisation under the relevant Revolving Facility:

(i)	the unutilised Revolving Facility Commitment of the Ancillary Lender will be increased by the amount of the respective Ancillary Commitment; and

(ii)

the Utilisation may (so long as paragraph (c)(i) above does not apply) be made irrespective of whether a Default is outstanding or any other applicable condition precedent is not satisfied (but only to the extent that the proceeds are applied in refinancing those Ancillary Outstandings) and irrespective of whether Clause 4.3 (Maximum number of Utilisations) or paragraph (a)(iv) of Clause 5.2 (Completion of a Utilisation Request for Loans) applies.

(e)	On the making of a Utilisation under a Revolving Facility to refinance Ancillary Outstandings:

(i)

each Lender will participate in that Utilisation in an amount (as determined by the Agent) which will result as nearly as possible in the aggregate amount of its participation in the Revolving Facility Utilisations then outstanding bearing the same proportion to the aggregate amount of the Revolving Facility Utilisations then outstanding as its Revolving Facility Commitment bears to the Total Revolving Facility Commitments; and

(ii)	the relevant Ancillary Facility shall be cancelled.

(f)

In relation to an Ancillary Facility which comprises an overdraft facility where a Designated Net Amount has been established, the Ancillary Lender providing that Ancillary Facility shall only be obliged to take into account for the purposes of calculating compliance with the Designated Net Amount those credit balances which it is permitted to take into account by the then current law and regulations in relation to its reporting of exposures to the Financial Conduct Authority as netted for capital adequacy purposes.

9.5	Ancillary Outstandings

Each Revolving Facility Borrower and each Ancillary Lender agrees with and for the benefit of each Lender that:

(a)

the Ancillary Outstandings under any Ancillary Facility provided by that Ancillary Lender shall not exceed the Ancillary Commitment applicable to that Ancillary Facility and, where the Ancillary Facility is an overdraft facility comprising more than one account, Ancillary Outstandings under that Ancillary Facility shall not exceed the Designated Net Amount in respect of that Ancillary Facility; and

(b)

where all or part of the Ancillary Facility is an overdraft facility comprising more than one account, the Ancillary Outstandings (calculated on the basis that the words in brackets in paragraph (a) of the definition of that term were deleted) shall not exceed the Designated Gross Amount applicable to that Ancillary Facility.

9.6	Information

Each Revolving Facility Borrower and each Ancillary Lender shall, promptly upon request by the Agent, supply the Agent with any information relating to the operation of an Ancillary Facility (including the Ancillary Outstandings) as the Agent may reasonably request from time to time. Each Revolving Facility Borrower consents to all such information being released to the Agent and the other Finance Parties.

9.7	Affiliates of Lenders as Ancillary Lenders

(a)

Subject to the terms of this Agreement, an Affiliate of a Lender may become an Ancillary Lender. In such case, the Lender and its Affiliate shall be treated as a single Lender whose Revolving Facility Commitment is the amount set out opposite the relevant Lender’s name in Part II of Schedule 1 (The Parties), to the extent (in each case) not cancelled, reduced or transferred by it under this Agreement. For the purposes of calculating the Lender’s Available Commitment with respect to the Revolving Facility, the Lender’s Commitment shall be reduced to the extent of the aggregate of the Ancillary Commitments of its Affiliates.

(b)	Listco shall specify any relevant Affiliate of a Lender in any notice delivered by Listco to the Agent pursuant to paragraph (b)(i) of Clause 9.2 (Availability).

(c)

An Affiliate of a Lender which becomes an Ancillary Lender shall accede to this Agreement and the Intercreditor Agreement by delivery to the Security Agent of a duly completed Creditor/Agent Accession Undertaking (as defined in the Intercreditor Agreement).

(d)

If a Lender assigns all of its rights and benefits or transfers all of its rights and obligations to a New Lender (as defined in Clause 29.1 (Assignments and transfers by the Lenders)), its Affiliate shall cease to have any obligations under this Agreement or any Ancillary Document.

(e)

Where this Agreement or any other Finance Document imposes an obligation on an Ancillary Lender and the relevant Ancillary Lender is an Affiliate of a Lender which is not a party to that document, the relevant Lender shall ensure that the obligation is performed by its Affiliate.

9.8	Affiliates of Borrowers

(a)	Subject to the terms of this Agreement, an Affiliate of a Revolving Facility Borrower may with the approval of the relevant Lender become a borrower with respect to an Ancillary Facility.

(b)	Listco shall specify any relevant Affiliate of a Revolving Facility Borrower in any notice delivered by Listco to the Agent pursuant to paragraph (b)(i) of Clause 9.2 (Availability).

(c)

If a Revolving Facility Borrower ceases to be a Borrower under this Agreement in accordance with Clause 31.3 (Resignation of a Borrower), its Affiliate shall cease to have any rights under this Agreement or any Ancillary Document (unless that Affiliate is also the Affiliate of another Borrower).

(d)

Where this Agreement or any other Finance Document imposes an obligation on a Borrower under an Ancillary Facility and the relevant Borrower is an Affiliate of a Revolving Facility Borrower which is not a party to that document, the relevant Borrower shall ensure that the obligation is performed by its Affiliate.

(e)

Any reference in this Agreement or any other Finance Document to a Borrower being under no obligations (whether actual or contingent) as a Borrower under such Finance Document shall be construed to include a reference to any Affiliate of a Revolving Facility Borrower being under no obligations under any Finance Document or Ancillary Document (unless that Affiliate is also the Affiliate of another Borrower).

SECTION 4

REPAYMENT, PREPAYMENT AND CANCELLATION

10.	REPAYMENT

10.1	Repayment of Term Loans
(a)	The Borrower under Facility B1 shall repay the Facility B1 Loans in full on the Termination Date for Facility B1 in euro.

(b)

The Borrower under Facility B2 shall repay the outstanding aggregate Facility B2 Loans (i) on 10 October 2026 and on each subsequent anniversary of such date, repaying an amount which reduces the Base Currency Amount of the outstanding aggregate Facility B2 Loans by an amount equal to 1.00 per cent. of the aggregate of all Facility B2 Loans outstanding as at the last day of the Availability Period applicable to Facility B2; and (ii) on the Termination Date for Facility B2, repaying the remaining Facility B2 Loans in full.

(c)

The Borrower(s) in relation to each Additional Facility shall repay (or procure the repayment of) any amounts owing under that Facility in the manner specified in the Additional Facility Documents relating to that Additional Facility.

(d)	The Borrowers may not reborrow any part of a Term Facility which is repaid.

10.2	Repayment of Revolving Facility Loans

Each Revolving Facility Borrower which has drawn a Revolving Facility Loan shall repay that Loan on the last day of its Interest Period.

10.3	Repayment of Ancillary Facilities

On the Termination Date applicable to the relevant Revolving Facility, each Revolving Facility Borrower under an Ancillary Facility shall repay all amounts (if any) owing or outstanding under that Ancillary Facility.

11.	ILLEGALITY, VOLUNTARY PREPAYMENT AND CANCELLATION

11.1	Illegality

If it becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in any Utilisation:

(a)	that Lender shall promptly notify the Agent upon becoming aware of that event;

(b)

upon the Agent notifying Listco, the Commitments of that Lender will be immediately cancelled or, as the case may be, on such date that Lender’s Commitments shall be transferred to another person pursuant to Clause 29.11 (Replacement of Lenders); and

(c)

each Borrower shall repay that Lender’s participation in the Utilisations made to that Borrower on the last day of the Interest Period for each Utilisation occurring after the Agent has notified Listco or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law) or, as the case may be, on such date that Lender’s participation in the Utilisations shall be transferred at par to another person as set out in Clause 29.11 (Replacement of Lenders).

11.2	Illegality in relation to an Issuing Bank

If it becomes unlawful for an Issuing Bank to issue or leave outstanding any Letter of Credit in any jurisdiction, then:

(a)	that Issuing Bank shall promptly notify the Agent upon becoming aware of that event;

(b)	upon the Agent notifying Listco, the Issuing Bank shall not be obliged to issue any Letter of Credit in that jurisdiction;

(c)	Listco shall procure that the relevant Borrower shall use its best endeavours to procure the release of each Letter of Credit issued by that Issuing Bank and outstanding at such time; and

(d)

unless any other Lender (or other person pursuant to Clause 29.11 (Replacement of Lenders)) has agreed to be an Issuing Bank pursuant to the terms of this Agreement, the Revolving Facility shall cease to be available for the issue of Letters of Credit in that jurisdiction.

11.3	Cancellation

(a)

Listco may, if it gives the Agent not less than three Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of EUR 1,000,000 in relation to Euro Denominated Facilities or US$1,000,000 in relation to US$ Denominated Facilities (or its equivalent)) of an Available Facility. Any cancellation under this Clause 11.3 shall reduce the Commitments of the Lenders rateably under that Facility.

(b)	In relation to each Facility, any Commitments which, at the end of the Availability Period applicable to that Facility, are unutilised shall immediately and automatically be cancelled at such time.

11.4	Voluntary prepayment of Term Loans

(a)	Subject to the Intercreditor Agreement and to paragraph (b) below, a Borrower to which a Term Loan has been made may, if it or Listco gives the Agent not less than:

(i)	in the case of a Term Rate Loan, five Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice; or

(ii)	in the case of a Compounded Rate Loan, five RFR Banking Days’ (or such shorter period as the Majority Lenders may agree) prior notice,

prepay the whole or any part of that Term Loan (but, if in part, being a minimum amount of EUR 1,000,000 in relation to Euro Denominated Facilities or $1,000,000 in relation to US$ Denominated Facilities (or the equivalent)).

(b)	A Term Loan may only be prepaid after the last day of the Availability Period (or, if earlier, the day on which the applicable Available Facility is zero).

(c)	The Agent shall notify the Lenders as soon as possible of any prepayment of any Term Loan to be made under this Clause 11.4 (Voluntary prepayment of Term Loans).

11.5	Voluntary prepayment of Revolving Facility Utilisations

(a)

Subject to paragraph (b) below, a Borrower to which a Revolving Facility Utilisation has been made may, if such Borrower or Listco gives the Agent not less than five Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Revolving Facility Utilisation (but, if in part, being an amount that reduces the Base Currency Amount of the Revolving Facility Utilisation by a minimum amount of EUR 1,000,000 (or its equivalent)).

(b)	A Revolving Facility Loan may only be voluntary prepaid up to a maximum number of four times in any rolling 12 Month period.

11.6	Right of cancellation and repayment in relation to a single Lender or Issuing Bank

(a)	If:

(i)	any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 18.2 (Tax gross-up);

(ii)	any Lender or Issuing Bank claims indemnification from an Obligor under Clause 18.3 (Tax indemnity) or Clause 19.1 (Increased Costs);

(iii)	a Market Disruption Event occurs pursuant to Clause 16 (Changes to the calculation of interest) in relation to certain but not all the Lenders; or

(iv)	at any time a Lender becomes a Non-Consenting Lender,

Listco may, whilst the circumstance giving rise to the requirement or indemnification continues, give the Agent notice:

(A)

(if such circumstances relate to a Lender) of cancellation of the Commitments of that Lender and its intention to procure the repayment of that Lender’s participation in the Utilisations or to require the transfer of that Lender’s rights and obligations pursuant to Clause 29.11 (Replacement of Lenders); or

(B)

(if such circumstances relate to the Issuing Bank) of repayment of any outstanding Letter of Credit issued by it and cancellation of its appointment as an Issuing Bank under this Agreement in relation to any Letters of Credit to be issued in the future or its request to transfer that Issuing Bank’s rights and obligations pursuant to Clause 29.11 (Replacement of Lenders).

(b)

On receipt of a notice referred to in paragraph (a) above in relation to a Lender, the Commitments of that Lender shall immediately be reduced to zero or transferred to another person pursuant to Clause 29.11 (Replacement of Lenders).

(c)

On the last day of each Interest Period which ends after Listco has given notice under paragraph (a)(i), (a)(ii) or (a)(iii) above in relation to a Lender (or, if earlier, the date specified by Listco in that notice), each Borrower to which a Utilisation is outstanding shall repay that Lender’s participation in that Utilisation together with all interest and other amounts accrued under the Finance Documents or the relevant Lender shall transfer its rights and obligations pursuant to Clause 29.11 (Replacement of Lenders).

(d)

On the last day of each Interest Period which ends after Listco has given notice under paragraph (a)(iv) above in relation to a Lender (or, if earlier, the date specified by Listco in that notice), each Borrower to which a Utilisation is outstanding shall, with the consent of each of the Lenders forming the Majority Lenders (unless the prepayment is funded from (i) an amount which would otherwise be available to be, and is at that time permitted to be, paid in cash to shareholders of Listco (including, without limitation, pursuant to clauses (a) to (d) of Section 2 (Limitation on Restricted Payments) of Schedule 19 (General Undertakings) or (ii) New Equity or Subordinated

Debt received after the Closing Date) repay that Lender’s participation in that Utilisation together with all interest and other amounts accrued under the Finance Documents and/or the relevant Lender shall transfer its rights and obligations pursuant to Clause 29.11 (Replacement of Lenders).

12.	MANDATORY PREPAYMENT

12.1	Exit

Upon the occurrence of:

(a)	a Change of Control; or

(b)	the sale of all or substantially all of the assets of the Group, whether in a single transaction or a series of related transactions,

Listco shall immediately notify the Agent (who shall notify the Finance Parties), and each Lender shall be entitled to require, by written notice to the Obligors’ Agent received not later than the date 30 days after the date on which the Lenders received notice that such event has occurred, that its Commitments are cancelled and all outstanding Utilisations (together with all other amounts accrued or owing under the Finance Documents) in respect of that Lender become immediately due and payable, whereupon:

(i)

all such amounts will become immediately due and payable and the Borrowers will immediately prepay or procure the prepayment of all Utilisations and Ancillary Outstandings provided by that Lender, together with accrued interest and all other amounts accrued or owing under the Finance Documents to and in respect of that Lender;

(ii)

each Borrower will immediately repay or procure the repayment of all sums advanced to it under any Ancillary Facility (including all Ancillary Outstandings), together with all other amounts accrued or owing by the Obligors in connection therewith, made available by that Lender (provided that a Borrower and the Lender(s) under an Ancillary Facility may agree, as between themselves only and notwithstanding paragraph (i) above, that any Ancillary Facilities will continue to remain available on a bilateral basis between such parties and not under (or subject to the terms of) the Finance Documents (in which case such Ancillary Facilities will be treated as repaid in full for all purposes under the Finance Documents)); and

(iii)	the Commitments of that Lender will be cancelled and such Lender shall have no Commitments or obligation to participate in further Utilisations requested under this Agreement.

12.2	General

(a)

All prepayments to be made under Section 5 (Limitations on Sales of Assets and Subsidiary Stock) of Schedule 19 (General Undertakings) are subject to permissibility under local law (including, without limitation, financial assistance, corporate benefit restrictions on up-streaming of cash intra-group and the fiduciary and statutory duties of the directors of the relevant members of the Group). There will be no requirement to make, or offer to make, any prepayment where the Tax or other cost to the Group of making that payment or making the relevant funds available to another member of the Group to enable such payment to be made is disproportionate to the amount to be prepaid. For the avoidance of doubt, such payment is disproportionate if the costs exceed an amount equal to 3 per cent. of the amount to be prepaid. Listco shall ensure that all members of the Group will use their reasonable endeavours to overcome any restrictions and/or minimise any costs of a prepayment. If at any time those restrictions are removed, any relevant proceeds will be applied in prepayment of the Facilities at the end of the next Interest Period.

(b)

If a Borrower is unable to up-stream moneys required to be prepaid in accordance with this Clause 12 but can prepay Term Loans made to it, then that Borrower will prepay Term Loans made to it unless the relevant Borrower certifies to the Lender that it is not able to as a result of matters described in paragraph (a) above.

13.	RESTRICTIONS

13.1	Notices of cancellation or prepayment

(a)

Subject to paragraph (b) below, any notice of cancellation or prepayment given by any Party under Clause 11 (Illegality, voluntary prepayment and cancellation) or Clause 12 (Mandatory prepayment) shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b)

Any notice of prepayment and/or cancellation given by Listco under paragraph (a) of Clause 11.3 (Cancellation), Clause 11.4 (Voluntary prepayment of Term Loans) and/or Clause 11.5 (Voluntary prepayment of Revolving Facility Utilisations) may provide that the relevant prepayment and/or cancellation (as applicable) referred to therein is conditional.

13.2	Interest and other amounts

Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs and subject to Clause 17.6 (Call premium), without premium or penalty.

13.3	No reborrowing of Term Facilities

No Borrower may reborrow any part of a Term Facility which is prepaid.

13.4	Reborrowing of Revolving Facility

Unless a contrary indication appears in this Agreement, any part of a Revolving Facility which is prepaid may be reborrowed in accordance with the terms of this Agreement.

13.5	Prepayment in accordance with Agreement

No Borrower shall repay or prepay all or any part of the Utilisations or cancel all or any part of the Commitments, except at the times and in the manner expressly provided for in this Agreement.

13.6	No reinstatement of Commitments

No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

13.7	Agent’s receipt of notices

If the Agent receives a notice under Clause 11 (Illegality, voluntary prepayment and cancellation) or Clause 12 (Mandatory prepayment), it shall promptly forward a copy of that notice to either Listco or the affected Lender, as appropriate.

SECTION 5

COSTS OF UTILISATION

14.	INTEREST

14.1	Switch to Compounded Reference Rate

Subject to Clause 14.2 (Delayed switch for existing Term Rate Loans), on and from the Rate Switch Date for a Rate Switch Currency, any Loan or Unpaid Sum in that Rate Switch Currency shall be a “Compounded Rate Loan” and Clause 14.8 (Calculation of interest – Compounded Rate Loans) shall apply to each such Loan or Unpaid Sum.

14.2	Delayed switch for existing Term Rate Loans

If the Rate Switch Date for a Rate Switch Currency falls before the last day of an Interest Period for a Term Rate Loan in that currency:

(a)	that Loan shall continue to be a Term Rate Loan for that Interest Period and Clause 14.6 (Calculation of interest – Term Rate Loans) shall continue to apply to that Loan for that Interest Period; and

(b)	on and from the first day of the next Interest Period (if any) for that Loan:

(i)	that Loan shall be a “Compounded Rate Loan”; and

(ii)	Clause 14.8 (Calculation of interest – Compounded Rate Loans) shall apply to that Loan.

14.3	Early termination of Interest Periods for existing Term Rate Loans

If:

(a)	an Interest Period for a Term Rate Loan would otherwise end on a day which falls after the Rate Switch Date for the currency of that Loan; and

(b)	prior to the date of selection of that Interest Period:

(i)	the Backstop Rate Switch Date for that currency was scheduled to occur during that Interest Period; or

(ii)	notice of a Rate Switch Trigger Event Date for that currency falling during that Interest Period had been given pursuant to paragraph (a)(ii) of Clause 14.4 (Notifications by Agent),

that Interest Period will instead end on the Rate Switch Date for the currency of that Loan.

14.4	Notifications by Agent
(a)	Following the occurrence of a Rate Switch Trigger Event for a Rate Switch Currency, the Agent shall:

(i)	promptly upon becoming aware of the occurrence of that Rate Switch Trigger Event, notify Listco and the Lenders of that occurrence; and

(ii)	promptly upon becoming aware of the date of the Rate Switch Trigger Event Date applicable to that Rate Switch Trigger Event, notify Listco and the Lenders of that date.

(b)	The Agent shall, promptly upon becoming aware of the occurrence of the Rate Switch Date for a Rate Switch Currency, notify Listco and the Lenders of that occurrence.

14.5	Rate switch definitions

In this Agreement:

“Backstop Rate Switch Date” means in relation to a Rate Switch Currency:

(a)	the date (if any) specified as such in the applicable Compounded Rate Terms; or

(b)	any other date agreed as such between the Agent and Listco in relation to that currency.

“Rate Switch Currency” means, in respect of a Revolving Facility Loan only, US Dollars.

“Rate Switch Date” means:

(a)	in relation to a Rate Switch Currency, the earlier of:

(i)	the Backstop Rate Switch Date; and

(ii)	any Rate Switch Trigger Event Date,

for that Rate Switch Currency; or

(b)	in relation to a Rate Switch Currency which:

(i)	becomes a Rate Switch Currency after the date of this Agreement; and

(ii)	for which there is a date specified as the “Rate Switch Date” in the applicable Compounded Rate Terms,

that date.

“Rate Switch Trigger Event” means:

(a)	in relation to any Rate Switch Currency and the Screen Rate applicable to Loans in that Rate Switch Currency:

(i)

(A)	the administrator of that Screen Rate or its supervisor publicly announces that such administrator is insolvent; or

(B)

information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Screen Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide that Screen Rate;

(ii)

the administrator of that Screen Rate publicly announces that it has ceased, or will cease, to provide that Screen Rate for any Quoted Tenor permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Screen Rate for that Quoted Tenor;

(iii)	the supervisor of the administrator of that Screen Rate publicly announces that such Screen Rate has been or will be permanently or indefinitely discontinued for any Quoted Tenor;

(iv)	the administrator of that Screen Rate or its supervisor publicly announces that that Screen Rate for any Quoted Tenor may no longer be used; and

(b)

in relation to the Screen Rate for US Dollars, the supervisor of the administrator of that Screen Rate publicly announces or publishes information stating that that Screen Rate for any Quoted Tenor is no longer, or as of a specified date will no longer be, representative of the underlying market and the economic reality that it is intended to measure and that such representativeness will not be restored (as determined by such supervisor).

“Rate Switch Trigger Event Date” means, in relation to a Rate Switch Currency:

(a)

in the case of an occurrence of a Rate Switch Trigger Event for that Rate Switch Currency described in paragraph (a)(i) of the definition of Rate Switch Trigger Event, the date on which the relevant Screen Rate ceases to be published or otherwise becomes unavailable;

(b)

in the case of an occurrence of a Rate Switch Trigger Event for that Rate Switch Currency described in paragraphs (a)(ii), (a)(iii) or (a)(iv) of the definition of “Rate Switch Trigger Event”, the date on which the relevant Screen Rate for the relevant Quoted Tenor ceases to be published or otherwise becomes unavailable; and

(c)

in the case of an occurrence of a Rate Switch Trigger Event for that Rate Switch Currency described in paragraph (b) of the definition of “Rate Switch Trigger Event”, the date on which the relevant Screen Rate for the relevant Quoted Tenor ceases to be representative of the underlying market and the economic reality that it is intended to measure (as determined by the supervisor of the administrator of such Screen Rate).

14.6	Calculation of interest – Term Rate Loans

The rate of interest on each Term Rate Loan (other than a Term SOFR Loan) for an Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a)	Margin; and

(b)	in relation to any Loan in euro, EURIBOR.

14.7	Calculation of interest – Term SOFR Loans

The rate of interest on each Term SOFR Loan for an Interest Period is the percentage rate per annum which is the aggregate of:

(a)	Margin; and

(b)	the Term SOFR Reference Rate determined for that Interest Period.

14.8	Calculation of interest – Compounded Rate Loans

(a)	The rate of interest on each Compounded Rate Loan for any day during an Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(i)	Margin; and

(ii)	the Compounded Reference Rate for that day.

(b)

If any day during an Interest Period for a Compounded Rate Loan is not an RFR Banking Day, the rate of interest on that Compounded Rate Loan for that day will be the rate applicable to the immediately preceding RFR Banking Day.

14.9	Payment of interest

The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period (and, if the Interest Period is longer than six Months, on the dates falling at six Monthly intervals after the first day of the Interest Period).

14.10	Default interest

(a)

If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is 1 per cent. per annum higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 14.10 shall be immediately payable by the Obligor on demand by the Agent.

(b)	If any overdue amount consists of all or part of a Term Rate Loan and which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii)

the rate of interest applying to the overdue amount during that first Interest Period shall be 1 per cent. per annum higher than the rate which would have applied if the overdue amount had not become due.

(c)

Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

14.11	Notification of rates of interest

(a)	The Agent shall promptly notify the Lenders and the relevant Borrower (or Listco) of the determination of a rate of interest relating to a Term Rate Loan.

(b)	The Agent shall promptly upon a Compounded Rate Interest Payment being determinable notify:

(i)	the relevant Borrower (or Listco) of that Compounded Rate Interest Payment;

(ii)	each relevant Lender of the proportion of that Compounded Rate Interest Payment which relates to that Lender’s participation in the relevant Compounded Rate Loan; and

(iii)	the relevant Lenders and the relevant Borrower (or Listco) of:

(A)	each applicable rate of interest relating to the determination of that Compounded Rate Interest Payment; and

(B)	to the extent it is then determinable, the Market Disruption Rate (if any) relating to the relevant Compounded Rate Loan.

This paragraph (b) shall not apply to any Compounded Rate Interest Payment determined pursuant to Clause 16.5 (Cost of funds).

(c)	The Agent shall promptly notify the relevant Borrower of each Funding Rate relating to a Loan.

(d)

The Agent shall promptly notify the relevant Lenders and the relevant Borrower of the determination of a rate of interest relating to a Compounded Rate Loan to which Clause 16.5 (Cost of funds) applies.

(e)	This Clause 14.11 shall not require the Agent to make any notification to any Party on a day which is not a Business Day.

14.12	Sustainability Adjustment

(a)

The Margin for the Loan under the Original Revolving Facility (and, in relation to any Additional Facility Revolving Loan, to the extent provided for pursuant to Clause 2.4 (Additional Facilities)) shall be the rate per annum specified in (and as adjusted pursuant to) the definition of “Margin” set out in Clause 1.1 (Definitions) but as adjusted, as applicable, pursuant to this Clause 14.12.

(b)	In this Clause 14.12, “Sustainability Margin Adjustment Table” means the table set out below:

Number of KPI Targets achieved	Margin Adjustment (percentage per annum)
0	+0.075
1	0
2	-0.050
3	-0.075

(c)

Subject to paragraph (d) below, upon delivery of each Compliance Certificate delivered by (or on behalf of) Listco with the relevant Annual Financial Statements pursuant to Clause 25.2 (Provision and contents of the Compliance Certificate) (each, an “Annual Compliance Certificate”), the Margin for each Loan referred to in paragraph (a) above shall be immediately adjusted with effect from the date of the relevant Annual Compliance Certificate by reference to the Sustainability Margin Adjustment Table and the number of KPI Targets achieved as indicated in that Annual Compliance Certificate, provided always that no adjustment(s) in respect of the applicable Margin for each Loan referred to in paragraph (a) above pursuant to, or as a result of the operation of, this Clause 14.12 shall be cumulative or compound.

(d)

Subject to paragraph (e) below and to paragraph (b) of Clause 25.9 (Sustainability Report), if Listco (x) fails to deliver to the Agent an Annual Compliance Certificate within the time period provided in this Agreement for the provision of the Annual Financial Statements (including any applicable grace or remedy period (or any grace or remedy period would be applicable, were such Annual Financial Statements not delivered)) or (y) delivers to the Agent an Annual Compliance Certificate but without including any confirmation (or, as applicable, other determination or other relevant information) with respect to the achievement of (or failure to achieve) any KPI Targets or without an accompanying Sustainability Report (or applicable third party confirmation, report, validation or commentary thereon) and (in the case of (y), as applicable) no such confirmation (or, as applicable, other determination or other relevant information) or Sustainability Report (or applicable third party confirmation, report, validation or commentary) is subsequently delivered within the time period provided in this Agreement (including any applicable grace or remedy period (or any such grace or remedy period which would be applicable, were such Annual Financial Statements not delivered)), then there shall be no adjustment to the Margin pursuant to paragraph

(c) above and the Margin for each Loan referred to in paragraph (a) above shall be increased with immediate effect upon the expiry of such applicable grace or remedy period (or any such grace or remedy period which would be applicable, were such Annual Financial Statements not delivered) by 0.075 percentage per annum, provided always that no adjustment(s) in respect of the applicable Margin for each Loan referred to in paragraph (a) above pursuant to, or as a result of the operation of, this Clause 14.12 shall be cumulative or compound.

(e)

To the extent paragraph (d) above applies but Listco subsequently delivers (x) an Annual Compliance Certificate or (y) (as applicable) an Annual Compliance Certificate including a confirmation (or, as applicable, other determination or other relevant information) with respect to the achievement of (or failure to achieve) any KPI Targets or a Sustainability Report (or applicable third party confirmation, report, validation or commentary thereon), then the Margin adjustment pursuant to paragraph (d) above shall immediately cease to apply and the Margin in respect of each Loan referred to in paragraph (a) shall instead be adjusted pursuant to paragraph (c) above by reference to (or, as applicable, having regard to) the relevant Annual Compliance Certificate or other information so delivered (and such adjustment pursuant to that paragraph (c) above shall apply in lieu of the adjustment pursuant to paragraph (d) above for the entire period during which such adjustment pursuant to paragraph (d) above previously applied).

(f)

Each KPI Target shall be deemed to have been achieved for the purposes of paragraph (c) above (and the Sustainability Margin Adjustment Table) to the extent so specified in the relevant Annual Compliance Certificate (and, for the avoidance of any doubt, to the extent any KPI Target has been exceeded, it shall also be regarded as having been achieved).

(g)

Any failure to achieve one or more KPI Targets in any Financial Year or any failure to deliver a Sustainability Report (or to obtain any applicable third party confirmation, report, validation or commentary pursuant to paragraph (b) of Clause 25.9 (Sustainability Report)) or to include any confirmation (or, as applicable, other determination or other relevant information) as to the achievement of (or failure to achieve) any KPI Targets in any Annual Compliance Certificate shall not be (nor shall it be deemed to be or to give rise to) any breach of or misrepresentation under this Agreement and no Default or Event of Default shall occur. For the avoidance of doubt, any failure to include any KPI Targets in any Annual Compliance Certificate shall not be (nor shall it be deemed to be or to give rise to) any breach of or misrepresentation under this Agreement and no Default or Event of Default shall occur.

15.	INTEREST PERIODS

15.1	Selection of Interest Periods
(a)

A Borrower (or Listco on behalf of a Borrower) may select an Interest Period for a Loan in the Utilisation Request for that Loan or (if the Loan is a Term Loan and has already been borrowed) in a Selection Notice.

(b)

Each Selection Notice for a Term Loan is irrevocable and must be delivered to the Agent by the Borrower (or Listco on behalf of the Borrower) to which that Term Loan was made not later than the Specified Time.

(c)	If a Borrower (or Listco) fails to deliver a Selection Notice to the Agent in accordance with paragraph (b) above, the relevant Interest Period will be three Months, or (i) in relation to a Term

Rate Loan in euros, six Months, (ii) in relation to a Term SOFR Loan, six Months or (iii) in respect to a Compounded Rate Loan, the period specified in the applicable Compounded Rate Terms.

(d)	Subject to this Clause 15, a Borrower (or Listco) may select an Interest Period of:

(i)	if the Loan is a Term Rate Loan (other than a Term SOFR Loan), one, two, three or six Months; or

(ii)	if the Loan is a Term SOFR Loan, one, three or six Months; or

(iii)	if the Loan is a Compounded Rate Loan, any period specified in the applicable Compounded Rate Terms; or

(iv)

(in each case) any other period agreed between Listco and the Agent (if such period is longer than six Months, acting on the instructions of all the Lenders under the relevant Facility). In addition, a Borrower (or Listco on its behalf) may select an Interest Period of a period necessary so that the last day of the relevant Interest Period matches any relevant payments under the Hedging Agreements.

(e)	Each Interest Period for a Term Loan shall start on the Utilisation Date or (if already made) on the last day of its preceding Interest Period.

(f)	A Revolving Facility Loan has one Interest Period only.

(g)	An Interest Period for a Loan shall not extend beyond the Termination Date applicable to its facility.

15.2	Non-Business Days

(a)

Subject to paragraph (b) below, if an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

(b)

If the Loan is a Compounded Rate Loan and there are rules specified as “Business Day Conventions” for the currency of that Loan in the applicable Compounded Rate Terms for a Loan or Unpaid Sum shall apply to each Interest Period for that Loan or Unpaid Sum.

15.3	Consolidation and division of Term Loans

If two or more Interest Periods:

(a)	relate to Term Loans in the same currency made under the same Facility;

(b)	end on the same date; and

(c)	are made to the same Borrower,

those Term Loans will, unless that Borrower (or Listco on its behalf) specifies to the contrary in the Selection Notice for the next Interest Period, be consolidated into, and treated as, a single Term Loan on the last day of the Interest Period.

16.	CHANGES TO THE CALCULATION OF INTEREST

16.1	Absence of quotations

Subject to Clause 16.4 (Market disruption), if EURIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, EURIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

16.2	Interest calculation if no RFR or Central Bank Rate

If, in the case of a Compounded Rate Loan:

(a)

there is no applicable RFR or Central Bank Rate for the purposes of calculating the Daily Non-Cumulative Compounded RFR Rate for an RFR Banking Day during an Interest Period for a Compounded Rate Loan; and

(b)	“Cost of funds will apply as a fallback” is specified in respect of that Loan in the Compounded Rate Terms for that Loan,

then Clause 16.5 (Cost of funds) shall apply to that Loan for that Interest Period.

16.3	Unavailability of Term SOFR

(a)

Interpolated Term SOFR: If no Term SOFR is available for the Interest Period of a Term SOFR Loan, the applicable Term SOFR Reference Rate shall be the Interpolated Term SOFR for a period equal in length to the Interest Period of that Term SOFR Loan.

(b)

Shortened Interest Period: If no Term SOFR is available for the Interest Period of a Term SOFR Loan and it is not possible to calculate the Interpolated Term SOFR, the interest period of that Term SOFR Loan shall (if it is longer than the applicable Fallback Interest Period) be shortened to the applicable Fallback Interest Period and the applicable Term SOFR Reference Rate for that shortened Interest Period shall be determined pursuant to the definition of “Term SOFR Reference Rate”.

(c)

Shortened Interest Period and Historic Term SOFR: If the Interest Period of a Term SOFR Loan is, after giving effect to paragraph (b) above, either the applicable Fallback Interest Period or shorter than the applicable Fallback Interest Period and, in either case, no Term SOFR is available for the Interest Period of that Term SOFR Loan and it is not possible to calculate the Interpolated Term SOFR, the applicable Term SOFR Reference Rate shall be the Historic Term SOFR for that Term SOFR Loan.

(d)

Shortened Interest Period and Interpolated Historic Term SOFR: If paragraph (c) above applies but no Historic Term SOFR is available for the Interest Period of the Term SOFR Loan, the applicable Term SOFR Reference Rate shall be the Interpolated Historic Term SOFR for a period equal in length to the Interest Period of that Term SOFR Loan.

(e)

Central Bank Rate: If paragraph (d) above applies but it is not possible to calculate the Interpolated Historic Term SOFR, the interest period of that Term SOFR Loan shall (if it is longer than the applicable Fallback Interest Period) be shortened to the applicable Fallback Interest Period and the applicable Term SOFR Reference Rate shall be the percentage rate per annum which is the aggregate of:

(i)	the Central Bank Rate for the Quotation Day; and

(ii)	the applicable Central Bank Rate Adjustment.

In this paragraph (e):

“Central Bank Rate” means:

(a)	the short-term interest rate target set by the US Federal Open Market Committee as published by the Federal Reserve Bank of New York from time to time; or

(b)	if that target is not a single figure, the arithmetic mean of:

(i)	the upper bound of the short-term interest rate target range set by the US Federal Open Market Committee and published by the Federal Reserve Bank of New York; and

(ii)	the lower bound of that target range.

“Central Bank Rate Adjustment” means in relation to the Central Bank Rate prevailing at close of business on any US Government Securities Business Day, the 20 per cent. trimmed arithmetic mean (calculated by the Agent, or by any other Finance Party which agrees to do so in place of the Agent) of the Central Bank Rate Spreads for the five most immediately preceding US Government Securities Business Days for which Term SOFR is available.

“Central Bank Rate Spread” means, in relation to any US Government Securities Business Day, the difference (expressed as a percentage rate per annum) calculated by the Agent (or by any other Finance Party which agrees to do so in place of the Agent) between:

(a)	Term SOFR for that US Government Securities Business Day; and

(b)	the Central Bank Rate prevailing at close of business on that US Government Securities Business Day.

16.4	Market disruption

(a)	If, in the case of a Term Rate Loan (other than a Term SOFR Loan):

(i)

at or about noon on the Quotation Day for the relevant Interest Period, the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Agent to determine EURIBOR for the relevant currency and Interest Period; or

(ii)

before close of business in London on the Quotation Day for the relevant Interest Period, the Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 50 per cent. of that Loan) that the cost to it of obtaining matching deposits in the Relevant Market would be in excess of EURIBOR, for any Interest Period, then the rate of interest on each Lender’s share of that Term Rate Loan for the Interest Period shall be the rate per annum which is the sum of:

(A)	the Margin; and

(B)

the rate notified to the Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Loan from whatever source it may reasonably select.

(b)	If, in the case of a Compounded Rate Loan:

(i)	a Market Disruption Rate is specified in the Compounded Rate Terms for that Loan; and

(ii)

before the Reporting Time for that Loan, the Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 50 per cent. of that Loan) that the cost to it of funding its participation in that Loan from the wholesale market for the relevant currency would be in excess of that Market Disruption Rate, then Clause 16.5 (Cost of funds) shall apply to that Loan for that Interest Period.

16.5	Cost of funds

(a)

If this Clause 16.5 applies to a Loan for an Interest Period, neither Clause 14.6 (Calculation of interest – Term Rate Loans) nor Clause 14.8 (Calculation of interest – Compounded Rate Loans) shall apply to that Loan for that Interest Period and the rate of interest on that Loan for that Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the applicable Margin; and

(ii)	the weighted average of the rates notified to the Agent by each Lender as soon as practicable and in any event:

(A)

in relation to a Term Rate Loan, within three (3) Business Days of the first day of that Interest Period (or, if earlier, on the date falling five (5) Business Days before the date on which interest is due to be paid in respect of that Interest Period); or

(B)	in relation to a Compounded Rate Loan, by the Reporting Time for that Loan,

to be that which would express as a percentage rate per annum the cost to the relevant Lender of funding its participation in that Loan from whatever source it may reasonably select. If this Clause 16.5 applies and the Agent or Listco so requires, the Agent and Listco shall enter into negotiations (for a period of not more than thirty (30) days) with a view to agreeing a substitute basis for determining the rate of interest in respect of any affected Loan.

(iii)	by the Reporting Time for that Loan, to be that which expresses as a percentage rate per annum its cost of funds relating to its participation in that Loan.

(b)

If this Clause 16.5 applies and the Agent or Listco so requires, the Agent and Listco shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

(c)	Any alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lenders and Listco, be binding on all Parties.

(d)	If this Clause 16.5 applies pursuant to Clause 16.4 (Market disruption) and:

(i)	in relation to a Term Rate Loan (other than a Term SOFR Loan):

(A)	a Lender’s Funding Rate is less than EURIBOR in relation to any Loan in euro; or

(B)	a Lender does not supply a quotation by the time specified in paragraph (a)(ii) above,

the cost to that Lender of funding its participation in that Loan for that Interest Period shall be deemed, for the purposes of paragraph (a) above, to be EURIBOR in relation to any Loan in euro; or

(ii)	in relation to a Compounded Rate Loan:

(A)	a Lender’s Funding Rate is less than the relevant Market Disruption Rate; or

(B)	a Lender does not notify a rate to the Agent by the relevant Reporting Time,

that Lender’s cost of funds relating to its participation in that Loan for that Interest Period shall be deemed, for the purposes of paragraph (a) above, to be the Market Disruption Rate for that Loan.

(e)

Subject to paragraph (d) above, if this Clause 16.5 applies but any Lender does not notify a rate to the Agent by the Reporting Time for the relevant Loan the rate of interest shall be calculated on the basis of the rates notified by the remaining Lenders.

(f)	If this Clause 16.5 applies the Agent shall, as soon as is practicable, notify Listco.

16.6	Break Costs

(a)

Each Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs (if any) attributable to all or any part of that Loan or Unpaid Sum being paid by that Borrower on a day prior to the last day of an Interest Period for that Loan or Unpaid Sum.

(b)	Paragraph (a) above shall only apply in respect of a Compounded Rate Loan if an amount is specified as “Break Costs” in the applicable Compounded Rate Terms.

(c)

Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in respect of which they become, or may become, payable.

17.	FEES

17.1	Commitment fee

(a)	Listco shall pay, or cause to be paid, to the Agent:

(i)

(for the account of each Original Revolving Facility Lender) a fee in the Base Currency in relation to the Original Revolving Facility, computed at the rate of 35 per cent. of the Margin in relation to the Original Revolving Facility Loans on that Lender’s Available Commitment under the Original Revolving Facility on and from the 2025 Effective Date until the end of the Availability Period applicable to the Original Revolving Facility; and

(ii)

(for the account of each relevant Additional Facility Lender) a commitment fee computed at the rate and in respect of any Additional Facility, as determined in accordance with the terms of any Additional Facility Notice, provided that (for the avoidance of doubt) no such fee shall accrue or be payable in respect of Facility B1 or Facility B2.

(b)

The accrued commitment fee is payable on the last day of each successive period of three Months which ends during the relevant Availability Period, on the last day of the relevant Availability Period and on the cancelled amount of the relevant Lender’s Commitment at the time the cancellation is effective (or, in the case of an Additional Facility Loan, at such other times and/or (as the case may be) for such other periods as determined in accordance with the terms of any Additional Facility Notice).

17.2	Arrangement fee

Subject to a Utilisation being made under this Agreement, Listco shall pay, or cause to be paid, to the Arrangers an arrangement or any other fee in the amount and at the times agreed in a Fee Letter or a Mandate Document.

17.3	Agency fee

Subject to a Utilisation being made under this Agreement, Listco shall pay, or cause to be paid, to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

17.4	Fees payable in respect of Letters of Credit

(a)

Each Borrower shall pay to the Agent for the account of the Issuing Bank a fronting fee at the rate of 0.125 per cent. per annum on the outstanding amount which is counter-indemnified by the other Lenders of each Letter of Credit requested by it for the period from the issue of that Letter of Credit until its Expiry Date.

(b)

Each Borrower shall pay to the Agent (for the account of each Lender) a Letter of Credit fee (computed at the rate per annum equal to the Margin applicable to a Revolving Facility Loan) on the outstanding amount of each Letter of Credit requested by it for the period from the issue of that Letter of Credit until its Expiry Date. This fee shall be distributed according to each Lender’s L/C Proportion of that Letter of Credit.

(c)

The accrued fronting fee and Letter of Credit fee on a Letter of Credit set out in paragraphs (a) and (b) above, respectively, shall be payable on the last day of each successive period of three Months (or such shorter period as shall end on the Expiry Date for that Letter of Credit) starting on the date of issue of that Letter of Credit. The accrued fronting fee and Letter of Credit fee are also payable to the Agent on the cancelled amount of any Lender’s Revolving Facility Commitment at the time the cancellation is effective if that Commitment is cancelled in full and the Letter of Credit is prepaid or repaid in full.

(d)	If a Borrower cash covers any part of a Letter of Credit then:

(i)

no fronting fee shall be payable to the Issuing Bank (but the Letter of Credit fee shall be payable for the account of each Lender but calculated, for this purpose, at the rate of 50 per cent. of the Margin applicable to the Revolving Facility) until the expiry of the Letter of Credit; and

(ii)	each Borrower will be entitled to withdraw the interest accrued on the cash cover to pay the fees set out in paragraph (i) above.

17.5	Interest, commission and fees on Ancillary Facilities

The rate and time of payment of interest, commission, fees and any other remuneration in respect of each Ancillary Facility shall be determined by agreement between the relevant Ancillary Lender and the Borrower of that Ancillary Facility based upon normal market rates and terms.

17.6	Call premium

(a)

If any Re-pricing Event occurs with respect to Facility B1 at any time during the period from (and including) the 2025 Effective Date to (and including) the date falling six Months after the 2025 Effective Date, Listco shall pay, or cause to be paid, to the Agent on the date of such Re-pricing Event (for the account of each Lender whose participations in Utilisations are the subject of the relevant Re-pricing Event), in each case, a fee in an aggregate amount equal to one per cent. of that Lender’s participation in those Utilisations which are subject to that Re-pricing Event.

(b)	If any Re-pricing Event occurs with respect to Facility B2 at any time during the period from (and including) the 2025 Effective Date to (and including) the date falling six Months after the 2025

Effective Date, Listco shall pay, or cause to be paid, to the Agent on the date of such Re-pricing Event (for the account of each Lender whose participations in Utilisations are the subject of the relevant Re-pricing Event), in each case, a fee in an aggregate amount equal to one per cent. of that Lender’s participation in those Utilisations which are subject to that Re-pricing Event.

(c)	In this Clause 17.6:

“Re-pricing Event” means:

(i)

any prepayment or repayment of any Utilisation with the proceeds of, or any conversion or rollover of Utilisations into, any new, additional or replacement, securities, issuance, facility, tranche or commitment (or any increase in any securities, issuance, facility, tranche or commitment) the all-in yield determined in a manner consistent with that described in paragraph (d)(iv) of Clause 2.4 (Additional Facilities) of which as of the date of establishment is lower than the all-in yield (calculated on the same basis) applicable to the relevant Facility in respect of which the relevant Utilisation to be prepaid or repaid (or, as applicable, converted or rolled-over) relates as of the date of establishment of the relevant new, additional or replacement, securities, issuance, facility, tranche or commitment (or increase in any securities, issuance, facility, tranche or commitment); or

(ii)

any amendment to any Finance Document the effect of which is to reduce the all-in yield applicable to any Facility (in each case, calculated on a consistent basis and excluding any arrangement, structuring or other upfront fees and any prepayment fees payable in connection therewith or consequent thereon), but in each case excluding any prepayment, repayment or amendment in connection with a Change of Control.

SECTION 6

ADDITIONAL PAYMENT OBLIGATIONS

18.	TAX GROSS-UP AND INDEMNITIES

18.1	Definitions

In this Agreement:

“Domestic Lender” means, in relation to any Obligor other than an Obligor incorporated in the United Kingdom, a Lender that is lending through a Facility Office in, and is resident for tax purposes in, the jurisdiction of incorporation of that Obligor (provided that interest payments received through such Facility Office are included within the taxable profits of that Facility Office for the purpose of calculating that Lender’s taxable income in such jurisdiction).

“Protected Party” means a Finance Party which is or will be subject to any liability or required to make any payment for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

“Qualifying Lender” means:

(a)	a UK Qualifying Lender;

(b)	a Domestic Lender;

(c)	a Treaty Lender;

(d)	a Lender to which all payments of interest and other payments on an advance under a Finance Document can be made by the relevant Obligor making the payment without a Tax Deduction being imposed; or

(e)	a Lender which Listco has confirmed in writing to the Agent is to be treated as a Qualifying Lender.

“Tax Confirmation” means a confirmation by a Lender that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a)	a company resident in the United Kingdom for United Kingdom tax purposes; or

(b)	a partnership each member of which is:

(i)	a company so resident in the United Kingdom; or

(ii)

a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of Section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(c)

a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of Section 19 of the CTA) of that company.

“Tax Credit” means a credit against, relief or remission for, or repayment of, any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

“Tax Payment” means either the increase in a payment made by an Obligor to a Finance Party under Clause 18.2 (Tax gross-up) or a payment under Clause 18.3 (Tax indemnity).

“Treaty Lender” means a Lender which:

(a)	is treated as a resident of a Treaty State for the purposes of the Treaty;

(b)

does not carry on a business in the jurisdiction of incorporation of the respective Obligor (or, where Listco is the relevant Obligor, the United Kingdom, unless and until such time as Listco ceases to be resident in the United Kingdom for United Kingdom tax purposes) through a permanent establishment with which that Lender’s participation in the Loan is effectively connected; and

(c)

fulfils any other condition which must be fulfilled under the double taxation agreement by residents of the Treaty State for such resident to obtain exemption from taxation on interest in the Obligor’s Relevant Jurisdiction, subject to the completion of procedural formalities.

“Treaty State” means a jurisdiction having a double taxation agreement (a “Treaty”) with the jurisdiction of incorporation of the relevant Obligor (or, where Listco is the relevant Obligor, the United Kingdom, unless and until such time as Listco ceases to be resident in the United Kingdom for United Kingdom tax purposes) which makes provision for full exemption from tax imposed by the jurisdiction of incorporation of the relevant Obligor on interest.

“UK Non-Bank Lender” means:

(a)	where a Lender becomes a Party on the day on which this Agreement is entered into, a Lender which gives a Tax Confirmation to the Agent or Listco in connection with this Agreement;

(b)

where a Lender becomes a Party after the day on which this Agreement is entered into, a Lender which gives a Tax Confirmation in the Transfer Certificate and Lender Accession Undertaking or the Lender Accession Notice which it executes on becoming a Party.

“UK Qualifying Lender” means:

(a)	a Lender (other than a Lender within paragraph (b) below) which is beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document and is:

(i)	a Lender:

(A)	which is a bank (as defined for the purpose of section 879 of the ITA) making an advance under a Finance Document; or

(B)	in respect of an advance made under a Finance Document by a person that was a bank (as defined for the purpose of section 879 of the ITA) at the time that that advance was made,

and which is within the charge to United Kingdom corporation tax in respect of any payments made in respect of that advance,

(ii)	a Lender which is:

(A)	a company resident in the United Kingdom for United Kingdom tax purposes;

(B)	a partnership, each member of which is:

(1)	a company so resident in the United Kingdom; or

(2)

a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of Section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(C)

a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of Section 19 of the CTA) of that company; or

(b)	a Lender that is a building society (as defined for the purpose of section 880 of the ITA) making an advance under a Finance Document.

Unless a contrary indication appears, in this Clause 18 a reference to “determines” or “determined” means a determination made in the absolute discretion of the person making the determination.

18.2	Tax gross-up

(a)	Subject to Clause 18.8 (Tax gross-up by Guarantors), each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b)

Listco shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. Similarly, a Lender or Issuing Bank shall notify the Agent on becoming so aware in respect of a payment payable to that Lender or Issuing Bank. If the Agent receives such notification from a Lender or Issuing Bank it shall promptly notify Listco and that Obligor.

(c)

If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)

Other than with respect to the US Co-Borrower, an Obligor is not required to make an increased payment to a Lender under paragraph (c) above for a Tax Deduction in respect of Tax imposed by the respective Obligor’s Relevant Jurisdiction from a payment, if on the date on which the payment falls due:

(i)

the payment could have been made to the relevant Lender without a Tax Deduction if the Lender had been a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty, or any published practice or concession of any relevant taxing authority;

(ii)	the relevant Lender is a Qualifying Lender solely under paragraph (a)(ii) of the definition of “UK Qualifying Lender”; and

(A)

an officer of HM Revenue and Customs has given (and not revoked) a direction (a “Direction”) under section 931 of the ITA which relates to that payment and that Lender has received from that Obligor or Listco a certified copy of that Direction; and

(B)	the payment could have been made to the Lender without any Tax Deduction in the absence of that Direction; or

(iii)	the relevant Lender is a Qualifying Lender solely by virtue of paragraph (a)(ii) of the definition of “UK Qualifying Lender” and;

(A)	the relevant Lender has not given a Tax Confirmation to Listco; and

(B)

the payment could have been made to the Lender without any Tax Deduction if the Lender had given a Tax Confirmation to Listco, on the basis that the Tax Confirmation would have enabled Listco to have formed a reasonable belief that the payment was an “excepted payment” for the purpose of section 930 of the ITA;

(iv)

the relevant Lender is a Treaty Lender and the Obligor making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under paragraph (g) below; or

(v)

the relevant Lender is a Treaty Lender and the relevant Obligor is incorporated in the United Kingdom and it has not received a direction (other than that of a provisional nature) from HM Revenue and Customs which is in full force and effect entitling the relevant Obligor to make such payment to that Lender without deducting United Kingdom Tax.

(e)

If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(f)

Within 30 days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment a statement under section 975 of the ITA or other evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(g)

A Treaty Lender and each Obligor which makes a payment to which that Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that Obligor to obtain authorisation to make that payment without a Tax Deduction (including the filing of any relevant tax forms prior to the end of an Interest Period).

(h)	A UK Non-Bank Lender shall promptly notify Listco and the Agent if there is any change in the position from that set out in the Tax Confirmation given by it.

(i)	A Guarantor shall only be obliged to make a payment for or on account of a Tax Deduction if that payment would have been required to be made by the respective Obligor on the underlying liability.

18.3	Tax indemnity

(a)

Subject to Clause 18.8 (Tax gross-up by Guarantors), each Obligor shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b)	Paragraph (a) above shall not apply:

(i)	with respect to any Tax assessed on a Finance Party:

(A)	under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes;

(B)	under the law of the jurisdiction in which that Finance Party’s Facility Office is located in respect of amounts received or receivable in that jurisdiction; or

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(ii)	to the extent a loss, liability or cost:

(A)	is compensated for by an increased payment under Clause 18.2 (Tax gross-up);

(B)

would have been compensated for by an increased payment under Clause 18.2 (Tax gross-up) but was not so compensated solely because one of the exclusions in paragraph (d) of Clause 18.2 (Tax gross-up) applied;

(C)

where the relevant Finance Party is a Lender, to the extent such loss, liability or cost would not have been suffered if the relevant Finance Party was a Qualifying Lender, but on the relevant date that Finance Party is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty, or any published practice or concession of any relevant taxing authority; or

(D)	relates to a FATCA Deduction required to be made by a Party.

(c)

A Protected Party making, or intending to make, a claim under paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify Listco (or the relevant Obligor).

(d)	A Protected Party shall, on receiving a payment from an Obligor under this Clause 18.3, notify the Agent.

18.4	Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(a)	a Tax Credit is attributable either to an increased payment of which that Tax Payment forms part or to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and

(b)	that Finance Party has obtained, utilised and retained that Tax Credit,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

18.5	Lender status confirmation

Each Lender which becomes a Party to this Agreement after the Closing Date shall state, in the Transfer Certificate and Lender Accession Undertaking or the Lender Accession Notice which it executes on becoming a party (or, if it becomes a Lender pursuant to an assignment, in a notice delivered to Listco), which of the following categories it falls into:

(a)	a Qualifying Lender (other than a Treaty Lender); or

(b)	a Treaty Lender.

If a New Lender does not provide information as to its status in accordance with this Clause 18.5 then such New Lender shall be treated for the purposes of this Agreement as if it is not a Qualifying Lender until such time as it provides such information.

Any:

(i)	Lender of Facility B1 which was a Qualifying Lender immediately prior to the 2025 Effective Time;

(ii)	Lender of Facility B2 which was a Qualifying Lender immediately prior to the 2025 Effective Time;

(iii)	Revolving Facility Lender which was a Qualifying Lender immediately prior to the 2025 Effective Date,

in each case, in its capacity as a Lender under (and as defined in) the Original Senior Facilities Agreement shall continue to be a Qualifying Lender in its capacity as a Lender of Facility B1, Facility B2, or a Revolving Facility Lender notwithstanding the occurrence of the 2025 Effective Time (or any redesignation of commitments or participations as contemplated in the 2025 Amendment and Restatement Agreement) or any provision of this Agreement to the contrary.

18.6	Stamp taxes

(a)

Listco shall pay, or cause to be paid, and, within three Business Days of demand, indemnify each Finance Party and Arranger against any cost, loss or liability that the Finance Party or Arranger incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document, provided that this Clause 18.6 shall not apply in respect of any stamp duty, registration and other similar Taxes which are payable in respect of an assignment, transfer or other alienation of any kind by a Lender of any its rights and/or obligations under a Finance Document.

(b)

The Parties hereto agree that no Party shall bring, send to or otherwise produce in Austria (i) an original copy, notarised copy, certified copy or a substitute documentation (Ersatzbeurkundung und/oder rechtsbezeugende Beurkundung) of any Finance Document or other document which refers to any Finance Document, or (ii) a copy of any Finance Document or other document which refers to any Finance Document signed or endorsed by one or more Parties (the “Stamp Duty Sensitive Documents”); in addition, the Parties hereto agree that no Party shall send (iii) Stamp Duty Sensitive Documents to an Austrian addressee by fax, (iv) any e-mail communication to which an electronic scan copy (e.g. pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee or (v) any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee other than in the event that:

(i)	this does not cause a liability of a Party to pay stamp duty or other Tax in Austria;

(ii)

a Party wishes to enforce any of its rights under or in connection with such Finance Document in Austria and is only able to do so (including, without limitation, for reason of any objection or defence raised by an Obligor or a Guarantor in any form of proceedings in Austria) by bringing, sending to or otherwise producing in Austria (1) an original copy, notarised copy or certified copy of the relevant Finance Document or other document which refers to any Finance Document or (2) a copy of any Finance Document or other document which refers to any Finance Document signed or endorsed by one or more Party and it would not be sufficient for that Party to bring, send to or otherwise produce in Austria a simple copy (a copy which is not an original copy, notarised copy or certified copy) of the relevant Finance Document or other document which refers to any Finance Document for the purposes of such enforcement; in furtherance of the foregoing, a Party shall (I) not object to the introduction into evidence of an uncertified copy of any Finance Document or other document which refers to any Finance Document or raise a defence to any action or to the exercise of any remedy on the basis of an original or certified copy of any Finance Document or other document which refers to any Finance Document not having been introduced into evidence, unless such uncertified copy actually introduced into evidence does not accurately reflect the content of the original document and (II) if such Party is a party to the proceedings before such Austrian court or authority, stipulate as to the accuracy (Echtheit) of an uncertified copy of any such Finance Document or other document which refers to any Finance Document, unless such uncertified copy actually introduced into evidence does not accurately reflect the content of the original document; or

(iii)

a Party is required by law, governmental body, court, authority or agency pursuant to any law or legal requirement, to bring an original or certified copy of any Finance Document or other document which refers to any Finance Document into Austria.

(c)

If and to the extent that a breach by any Party of any obligation under paragraph (b) above results in any cost, loss or liability being incurred by any of the other Parties in relation to any Austrian stamp duty payable in respect to any Finance Document, the Party responsible for such breach shall pay and indemnify such other Parties against any such cost, loss or liability which such other Parties incur as a consequence of such breach, provided that a Finance Party shall only be liable where such cost, loss or liability is incurred as a result of its gross negligence or wilful misconduct.

18.7	Value added tax

(a)

All amounts set out in or expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply, and, accordingly, subject to paragraph (c) below, if VAT is chargeable on any supply made by any Finance Party to any Party under a Finance Document and that Finance Party (or any other member of any group of which it is a member for VAT purposes) is required to account to the relevant tax authority for the VAT, that Party shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT (and such Finance Party shall promptly provide an appropriate VAT invoice to such Party).

(b)

If VAT is chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under a Finance Document, and any Party (the “Relevant Party”) is required by the terms of any Finance Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse the Recipient in respect of that consideration), such Party shall also pay to the Supplier (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT. The Recipient will promptly pay to the Relevant Party an amount equal to any credit or repayment from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply.

(c)

Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party shall also at the same time pay and indemnify the Finance Party against all VAT incurred by the Finance Party in respect of the costs or expenses to the extent that the Finance Party reasonably determines that neither it nor any other member of any group of which it is a member for VAT purposes is entitled to credit or repayment from the relevant tax authority in respect of the VAT.

18.8	Tax gross-up by Guarantors

A Guarantor shall not be required to make an additional payment under Clause 18.2 (Tax gross-up) or Clause 18.3 (Tax indemnity) in respect of a Guarantee Payment Amount to the extent that the Borrower which is principally liable for the amounts which constitute the Guarantee Payment Amount would not be required to make an additional payment under Clause 18.2 (Tax gross-up) or Clause 18.3 (Tax indemnity) if it were to make payment of the Guarantee Payment Amount in place of the relevant Guarantor and, if required to make such payment, the Guarantor would only be liable to the same extent as such Borrower. For the purposes of this Clause 18.8, “Guarantee Payment Amount” means any amount for which a Guarantor is liable pursuant to the operation of Clause 23 (Guarantee and indemnity).

18.9	FATCA Information

(a)	Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party;

(ii)

supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA; and

(iii)

supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation, or exchange of information regime.

(b)

If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be, a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)

Paragraph (a) above shall not oblige any Finance Party to do anything, and paragraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)

If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

18.10	FATCA Deduction

(a)

Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)

Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction) notify the Party to whom it is making the payment and, in addition, shall notify Listco, the Agent and the other Finance Parties.

18.11	US Tax Treatment

The Parties, if and to the extent permitted under of applicable law, agree to treat any Loan to the US Co-Borrower as a Loan to Luxco (and not as a Loan to the US Co-Borrower) for US federal income tax purposes.

19.	INCREASED COSTS

19.1	Increased Costs

(a)

Subject to Clause 19.3 (Exceptions), Listco shall, within three Business Days of a demand by the Agent, pay, or cause to be paid, for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation, (ii) compliance with any law or regulation made after the Closing Date or (iii) the implementation or application of or compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and any requests, rules, guidelines or directives made under, or issued in connection with, the Dodd-Frank Act.

(b)	In this Agreement “Increased Costs” means:

(i)	a reduction in the rate of return from a Facility or on a Finance Party’s (or its Affiliate’s) overall capital;

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document,

(iv)

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or an Ancillary Commitment or funding or performing its obligations under any Finance Document or Letter of Credit.

19.2	Increased Cost claims

(a)

A Finance Party intending to make a claim pursuant to Clause 19.1 (Increased Costs) shall promptly and in any event within 6 months of the occurrence of the event giving rise to the claim notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify Listco.

(b)	Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

(c)

In respect of Clause 19.1 (Increased Costs), this Clause 19.2 and the payment of any Increased Costs attributable to the implementation of or compliance with Dodd-Frank Act, the obligation to pay such costs to the Lender shall be subject to the Lender confirming to Listco, at the relevant time that any such costs are due, that the payment of such costs is consistent with the general approach that the Lender is taking for similar facilities with similarly rated obligors.

(d)

Nothing in paragraph (c) above shall require the relevant Lender to disclose any information which is of a price sensitive nature or where that Lender is under a contractual duty of confidentiality or where the provision of such information will result in a breach of law or regulation.

19.3	Exceptions

(a)	Clause 19.1 (Increased Costs) does not apply to the extent any Increased Cost is:

(i)	attributable to a Tax Deduction required by law to be made by an Obligor;

(ii)	attributable to a FATCA Deduction required by law to be made by a Party;

(iii)

compensated for by Clause 18.3 (Tax indemnity) (or would have been compensated for under Clause 18.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 18.3 (Tax indemnity) applied);

(b)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.

20.	OTHER INDEMNITIES

20.1	Currency indemnity

(a)

If any sum due from an Obligor under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(i)	making or filing a claim or proof against that Obligor; or

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within three Business Days of demand, indemnify each Arranger and each other Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion, including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

20.2	Other indemnities

Listco shall (or shall procure that an Obligor will), within three Business Days of demand, indemnify each Arranger and each other Finance Party against (i) any Break Costs of any Lender that arise as a result of any condition to any prepayment and/or cancellation of any Facility as specified in any notice of prepayment and/or cancellation given by Listco under Clause 11.3 (Cancellation), Clause 11.4 (Voluntary prepayment of Term Loans) and/or Clause 11.5 (Voluntary prepayment of Revolving Facility Utilisations) not being satisfied and the corresponding prepayment and/or cancelation not being made (or not being made in full) on the date specified in such notice, and (ii) any cost, loss or liability incurred by it as a result of:

(a)	the occurrence of any Event of Default;

(b)

a failure by an Obligor to pay any amount due under a Finance Document on its due date, including, without limitation, any cost, loss or liability arising as a result of Clause 34 (Sharing among the Finance Parties);

(c)

funding, or making arrangements to fund, its participation in a Utilisation requested by a Borrower in a Utilisation Request, but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone);

(d)

issuing or making arrangements to issue a Letter of Credit requested by Listco or a Borrower in a Utilisation Request, but not issued by reason of the operation of any one or more of the provisions of this Agreement; or

(e)	a Utilisation (or part of a Utilisation) not being prepaid in accordance with a notice of prepayment given by a Borrower or Listco.

20.3	Indemnity to the Agent

Listco shall promptly indemnify the Agent against any reasonable cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

(a)	investigating any event which it reasonably believes is a Default;

(b)	entering into or performing any foreign exchange contract for the purposes of paragraph (b) of Clause 35.9 (Change of currency); or

(c)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

20.4	Transaction indemnity

Listco shall promptly indemnify each Arranger, each of the Agent and the Security Agent, and each of their respective Affiliates, and each officer or employee of any such person, against any reasonable cost, loss or liability incurred by an Arranger and/or the Agent and/or the Security Agent, or any of their respective Affiliates (or officer or employee of any such person) in connection with or arising out of the transactions contemplated by this Agreement, the 2025 Amendment and Restatement Agreement, the Intercreditor Agreement or any other Finance Document, unless such loss or liability is caused by the gross negligence or wilful misconduct of that Arranger or Agent or Security Agent or its Affiliate.

Any Affiliate or any officer or employee of an Arranger, Agent or Security Agent or any of their Affiliates may rely on this Clause 20.4.

21.	MITIGATION BY THE LENDERS

21.1	Mitigation

(a)

Each Finance Party shall, in consultation with Listco, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 11.1 (Illegality) (or, in respect of the Issuing Bank, Clause 11.2 (Illegality in relation to an Issuing Bank)), Clause 18 (Tax gross-up and indemnities) or Clause 19.1 (Increased Costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

21.2	Limitation of liability

(a)

Listco shall indemnify, or shall cause a member of the Group to indemnify, each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 21.1 (Mitigation).

(b)

A Finance Party is not obliged to take any steps under Clause 21.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it in any material respect.

22.	COSTS AND EXPENSES

22.1	Transaction expenses

Listco shall, within 20 Business Days of demand, pay, or cause to be paid, to the Agent, the Arrangers, the Issuing Bank and the Security Agent the amount of all reasonable legal costs and expenses (but, for the avoidance of doubt, no other costs or expenses) reasonably incurred by any of them (and, in the case of the Security Agent, by any Receiver or Delegate) in connection with the negotiation, preparation, perfection and syndication of:

(a)	the Finance Documents and any other documents referred to in this Agreement, the 2025 Amendment and Restatement Agreement, the Intercreditor Agreement and the Transaction Security; and

(b)	any other Finance Documents executed after the 2025 Effective Date.

22.2	Amendment costs

If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 35.9 (Change of currency), Listco shall, within three Business Days of demand, reimburse, or cause a member of the Group to reimburse, each of the Agent and the Security Agent for the amount of all reasonable costs and expenses (including legal fees) incurred by the Agent and the Security Agent (and, in the case of the Security Agent, by any Receiver or Delegate) in responding to, evaluating, negotiating or complying with that request or requirement.

22.3	Enforcement and preservation costs

Listco shall, within three Business Days of demand, pay, or cause to be paid, to each Arranger and each other Finance Party the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement of or, after a Declared Default or an RCF Declared Default, the preservation of any rights under any Finance Document and the Transaction Security and any proceedings instituted by or against the Security Agent as a consequence of taking or holding the Transaction Security or enforcing these rights.

SECTION 7

GUARANTEE

23.	GUARANTEE AND INDEMNITY

23.1	Guarantee and indemnity

Each Guarantor irrevocably and unconditionally, jointly and severally:

(a)	guarantees to each Finance Party punctual performance by each other Obligor of all that Obligor’s obligations under the Finance Documents;

(b)

undertakes with each Finance Party that, whenever another Obligor does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)

indemnifies each Finance Party immediately on demand against any cost, loss or liability suffered by that Finance Party if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount which that Finance Party would otherwise have been entitled to recover.

23.2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

23.3	Reinstatement

If any payment by an Obligor or any discharge given by a Finance Party (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

(a)	the liability of each Obligor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b)	each Finance Party shall be entitled to recover the value or amount of that security or payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.

23.4	Waiver of defences

The obligations of each Guarantor under this Clause 23 will not be affected by an act, omission, matter or thing which, but for this Clause 23, would reduce, release or prejudice any of its obligations under this Clause 23 (without limitation and whether or not known to it or any Finance Party), including:

(a)	any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)

the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e)

any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (however fundamental and of whatsoever nature) or replacement of a Finance Document or any other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g)	any insolvency or similar proceedings.

23.5	Guarantor intent

(a)

Without prejudice to the generality of Clause 23.4 (Waiver of defences), each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents for the purpose of or in connection with any of the following: acquisitions of any nature, increasing working capital, enabling investor distributions to be made, carrying out restructurings, refinancing existing facilities, refinancing any other indebtedness, making facilities available to new borrowers, any other variation or extension of the purposes for which any facility or amount might be made available from time to time, and any fees, costs and/or expenses associated with any of the foregoing.

(b)

Notwithstanding any other provision of the Finance Documents the guarantee and indemnity granted by a Guarantor incorporated in Austria (an “Austrian Guarantor”), is meant to be and shall be interpreted as abstract guarantee (abstrakter Garantievertrag) and the obligations of such Austrian Guarantor shall be obligations as principal debtor and not as surety (Bürgschaft) and not as a joint obligation as a borrower (Mitschuldner) and such Austrian Guarantor undertakes to pay the amounts so demanded under or pursuant to this guarantee and indemnity unconditionally, irrevocably, upon first demand and without raising any defences or objections, set-off or counterclaim and without verification of the legal ground (unbedingt, unwiderruflich, auf erste Aufforderung und unter Verzicht auf alle Einwendungen oder Einreden, ohne Aufrechnung oder die Geltendmachung von Gegenforderungen und ohne Prüfung des Rechtsgrunds).

23.6	Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 23. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

23.7	Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a)

refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any money received from any Guarantor or on account of any Guarantor’s liability under this Clause 23.

23.8	Deferral of Guarantors’ rights

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

(a)	to be indemnified by an Obligor;

(b)	to claim any contribution from any other guarantor of any Obligor’s obligations under the Finance Documents;

(c)

to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party;

(d)

to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which any Guarantor has given a guarantee, undertaking or indemnity under Clause 23.1 (Guarantee and indemnity);

(e)	to exercise any right of set-off against any Obligor; and/or

(f)	to claim or prove as a creditor of any Obligor in competition with any Finance Party.

If a Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Finance Parties by the Obligors under or in connection with the Finance Documents to be repaid in full on trust for the Finance Parties and shall promptly pay or transfer the same to the Agent or as the Agent may direct for application in accordance with Clause 35 (Payment mechanics).

23.9	Release of Guarantors’ right of contribution

If any Guarantor (a “Retiring Guarantor”) ceases to be a Guarantor in accordance with the terms of this Agreement and the Intercreditor Agreement for the purpose of any sale or other disposal of that Retiring Guarantor then, on the date such Retiring Guarantor ceases to be a Guarantor:

(a)

that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Finance Documents; and

(b)

each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under any Finance Document or of any other security taken pursuant to, or in connection with, any Finance Document where such rights or security are granted by or in relation to the assets of the Retiring Guarantor.

23.10	Additional security

This guarantee is in addition to and not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

23.11	Limitations on obligations of German Guarantors

In relation to each Guarantor incorporated in the Federal Republic of Germany in the form of a GmbH or GmbH & Co. KG (a “German Guarantor”), the following limitations shall apply:

(a)

The Finance Parties agree, other than in accordance with the procedure set out in the following paragraphs of this Clause 23, not to enforce any guarantee created hereunder granted by a German Guarantor if and to the extent that such guarantee is an up-stream or cross-stream guarantee and the enforcement would otherwise lead to the situation that it would create or aggravate an existing under-balance (Unterbilanz) of such German Guarantor (or, in the case of a GmbH & Co. KG, of its general partner) and that such German Guarantor did not have sufficient net assets (i.e. assets minus liabilities and liability reserves (Reinvermögen)) to maintain its (or, in the case of a GmbH & Co. KG, its general partner’s) stated share capital (Stammkapital) whereby the net assets shall be determined in accordance with applicable law at the time of the determination, provided that for the purposes of the calculation of the amount to be enforced (if any) the following balance sheet items shall be adjusted as follows:

(i)

the amount of any increase of stated share capital of such German Guarantor (or, in the case of a GmbH & Co. KG, the stated share capital of its general partner) after the Closing Date which is not permitted under the Finance Documents shall be deducted from the stated share capital;

(ii)

loans and other contractual liabilities incurred by such German Guarantor, and/or, in the case of a GmbH & Co. KG, its general partner, in violation of the provisions of any of the Finance Documents shall be disregarded to the extent that such violation results from grossly negligent or wilful misbehaviour; and

(iii)

to the extent payment under the guarantee would deprive a German Guarantor, or (in the case of a GmbH & Co. KG) the general partner of such German Guarantor, of the liquidity necessary to fulfil its financial liabilities to its creditors, then, for the determination of the net assets, the assets of such German Guarantor or, in the case of a GmbH & Co. KG, the assets of its general partner shall be calculated at the lesser of their book value (Buchwert) and their realisation value assuming a negative prognosis for the business continuance (Liquidationswert bei negativer Fortführungsprognose).

(b)

The limitations set out in the preceding paragraph shall only apply if and to the extent that (i) within 15 Business Days following the making of a demand against a German Guarantor under the guarantee created hereunder the relevant German Guarantor has confirmed in writing to the Agent (x) to what extent the guarantee is an up-stream or cross-stream guarantee as described in paragraph (a) above and (y) which amount of such cross-

stream and/or up-stream guarantee cannot be enforced as it would cause the net assets of such German Guarantor or, in the case of a GmbH & Co. KG, its general partner to fall below its stated share capital or create or aggravate an existing under-balance of such German Guarantor (or, in the case of a GmbH & Co. KG, of its general partner) (taking into account the adjustments set out in paragraph (a) above) (the “Management Determination”); and (ii) if the Agent (acting on the instructions of the Majority Lenders) contests the Management Determination (arguing that no or a lesser amount would be necessary to maintain the stated share capital or to avoid the creation or aggravation of an existing under-balance of such German Guarantor (or, in the case of a GmbH & Co. KG, of its general partner)), within 40 Business Days of the date the Agent has notified the respective German Guarantor that the Majority Lenders have contested the Management Determination, the Agent receives a determination by auditors of international standard and reputation (the “Auditor’s Determination”) appointed by the German Guarantor of the amount that would have been necessary on the date the demand under the guarantee was made to maintain its or its general partner’s stated share capital or to avoid the creation or aggravation of an existing under-balance of such German Guarantor (or, in the case of a GmbH & Co. KG, of its general partner).

(c)

If the Agent acting on the instructions of the Majority Lenders disagrees with the Auditor’s Determination, it shall notify the respective German Guarantor accordingly. The Finance Parties shall only be entitled to enforce the guarantee up to the amount which is undisputed between themselves and the respective German Guarantor in accordance with the provisions of paragraph (b) above. In relation to the amount which is disputed by the Majority Lenders, the Finance Parties shall be entitled to further pursue their claims under this guarantee (if any) in court but shall bear the burden of proof that the Auditor’s Determination is incorrect; it being understood, for the avoidance of doubt, that the respective German Guarantor shall not be obliged to pay such further amount claimed by the Finance Parties on demand.

(d)

If the guarantee was enforced without limitation because the Management Determination and/or the Auditor’s Determination (as the case may be) was not delivered within the relevant timeframe, the Finance Parties shall repay to the respective German Guarantor any amount which is necessary to maintain its stated share capital or, in the case of a GmbH & Co. KG, that of its general partner or to avoid the creation or aggravation of an existing under-balance of such German Guarantor (or, in the case of a GmbH & Co. KG, of its general partner), calculated as of the date the demand under the guarantee was made and in accordance with paragraph (a) above.

(e)

In the case that any German Guarantor claims in accordance with the provisions of paragraphs (b) and (d) above that the guarantee granted hereunder can only be enforced in a limited amount (as set out above), the relevant German Guarantor (or, in the case of a GmbH & Co. KG, its general partner) shall realise any asset that is shown in the balance sheet with a book value (Buchwert) that is significantly lower than the market value of such asset and that can be realised to the extent legally permitted and commercially justifiable.

(f)

The limitations set out in this Clause 23 shall apply mutatis mutandis to all payment obligations of a German Guarantor incurred under or in connection with the Finance Documents in respect of the obligations of any of its Holding Companies or Affiliates (other than any of its Subsidiaries) under or in connection with the Finance Documents (by way of indemnification or otherwise).

(g)

The limitations set out in this Clause 23.11 do not apply if and to the extent that the German Guarantor is a party to a domination and/or profit and loss pooling agreement (Beherrschungs- und/oder Gewinnabführungsvertrag) as dominated entity, provided that the enforcement of the guarantee and/or other payment obligations does not lead to a violation of the capital maintenance requirement as set out in Section 30 para 1 of the German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung).

23.12	Limitations on obligations of Austrian Guarantors

To the extent that the guarantee and indemnity in this Clause 23 is given by any Austrian Guarantor, any and all obligations (Verpflichtungen) and liabilities (Haftungen) of an Austrian Guarantor under such guarantee and indemnity shall at all times be limited so that at no time the assumption of a liability (Haftungen) and/or obligation (Verpflichtung) shall be required to the extent that such liability (Haftung) or obligation (Verpflichtung) would violate Austrian capital maintenance rules (Kapitalerhaltungsvorschriften) pursuant to Austrian company law, in particular sections 82 et seq. of the Austrian Act on Limited Liability Companies (Gesetz über Gesellschaften mit beschränkter Haftung) and/or sections 52 and 65 et seq. of the Austrian Stock Corporation Act (Aktiengesetz) (the “Austrian Capital Maintenance Rules”). Should any obligation (Verpflichtung) and/or liability (Haftung) of an Austrian Guarantor under the guarantee and indemnity in this Clause 23 violate or contradict the Austrian Capital Maintenance Rules and therefore be held invalid or unenforceable in whole or in part or should the assumption or enforcement of such obligation (Verpflichtung) or liability (Haftung) expose any managing director or member of the supervisory board of any Austrian Guarantor to personal liability or criminal responsibility, such obligation/or liability shall be deemed to be replaced by an obligation (Verpflichtung) and/or liability (Haftung) of a similar nature (i) which is in compliance with the Austrian Capital Maintenance Rules, (ii) which does not expose the managing directors or members of the supervisory board of the Austrian Guarantor to any personal liability or criminal responsibility; and (iii) which provides the best possible security interest admissible in accordance with the Austrian Capital Maintenance Rules in favour of the Finance Parties. By way of example, should it be held that the guarantee and indemnity pursuant to this Clause 23 contradicts the Austrian Capital Maintenance Rules in relation to any amount of the obligations secured by such guarantee and indemnity, the guarantee and indemnity pursuant to this Clause 23 shall be reduced to such an amount which is permitted pursuant to the Austrian Capital Maintenance Rules, and potentially even to zero. However, no reduction of an amount enforceable hereunder pursuant to these limitations will prejudice the rights of any Finance Party to continue enforcing its rights under the guarantee and indemnity in this Clause 23 until full satisfaction of the guaranteed obligations.

23.13	Limitations on obligations of Belgian Guarantors

The Finance Parties agree that the liability of any Guarantor incorporated in Belgium (a “Belgian Guarantor”) under the Finance Documents and the Senior Secured Notes Finance Documents (as defined in the Intercreditor Agreement) in relation to the Senior Secured Notes shall in all circumstances be limited to an amount equal to: (a) any intra-group loans or facilities made to a

Belgian Guarantor by any other member of the Group (whether or not such intra-group loan is retained by the Belgian Guarantor for its own purposes or on-lent to another member of the Group) at the date on which the relevant demand is made; or (b) 85 per cent. of the net assets (netto actief/actif net) (as determined in accordance with Article 5:142 or Article 7:212, as applicable, of the Belgian Code of Companies and Associations and accounting principles generally accepted in Belgium, but not taking intra-group debts into account as debts) of that Belgian Guarantor calculated on the basis of the most recent audited annual accounts available at the date on which the relevant demand is made, whichever amount is higher. In the event of a dispute on the amount of the net assets, a certificate of such amount from the statutory auditors of that Belgian Obligor (or, if no statutory auditor is appointed or the statutory auditor refuses to issue such certificate, from an accountant appointed upon the Agent’s request by the “Instituut van de Bedrijfsrevisoren/Institut des Réviseurs d’Entreprises”) shall be conclusive, save in case of manifest error. In addition, any guarantee granted by a Belgian Guarantor shall not include any liability which would constitute unlawful financial assistance, as determined pursuant to Article 7:227 or Article 5:152, as applicable, of the Belgian Code of Companies and Associations.

23.14	Limitations on obligations of Finnish Guarantors

The obligations and liabilities of each Guarantor incorporated in Finland (each a “Finnish Guarantor”) in its capacity as a Guarantor under the Finance Documents shall be limited if (and only if), and only to the extent they would constitute (i) unlawful financial assistance within the meaning of Chapter 13 Section 10 of the Finnish Companies Act (1.9.2006/624, as amended, the “Finnish Companies Act”) or (ii) unlawful distribution of assets within the meaning of Chapter 13 Section 1 of the Finnish Companies Act and it is agreed that the liability of each Finnish Guarantor under the Finance Documents only applies to the extent permitted by the above mentioned provisions of the Finnish Companies Act.

23.15	Limitations on obligations of Luxembourg Guarantors

(a)

Notwithstanding the foregoing and any other provision of any Finance Document to the contrary, the obligations and liabilities of any Luxembourg Guarantor under any Finance Document for the obligations of any other Obligor (other than that Luxembourg Guarantor) which is not a Subsidiary of that Luxembourg Guarantor shall be limited at any time (with no double counting), to an aggregate amount not exceeding 90-95 per cent. of the greater of:

(i)

the sum of (i) the Luxembourg Guarantor’s own funds (capitaux propres) (as referred to in Annex I to the Grand-Ducal Regulation dated 18 December 2015 setting out the form and content of the presentation of the balance sheet and profit and loss account, enforcing the Luxembourg law of 19 December 2002 on the commercial companies’ register and the accounting and annual accounts of undertakings, as amended (the “Own Funds”)) and (ii) any intragroup debt owed by such Luxembourg Guarantor to any of its direct or indirect shareholders and to any member of the Group which is subordinated in accordance with the Debt Documents (as determined by Annex I of the Grand-Ducal Regulation of 18 December 2015 in relation to, inter alia, article 34 of the Luxembourg law of 19 December 2002 on the Register of Commerce and Companies, on accounting and on annual accounts of the companies) (the debts referred to in (ii) is referred to as the “Subordinated Affiliate Debt”), in each case as determined on the basis of the then latest available annual accounts of the Luxembourg Guarantor duly established in accordance with applicable accounting rules, as at the date this Agreement was entered into; or

(ii)

the sum of (i) the Own Funds and (ii) the Subordinated Affiliate Debt, in each case as determined on the basis of the then latest available annual accounts of the Luxembourg Guarantor duly established in accordance with applicable accounting rules, as at the date on which the guarantee or security is called or enforced.

(b)

Where, for the purpose of the above determination, (i) no duly established annual accounts are available for the relevant reference period (which will include a situation where, in respect of the determinations to be made above, no final annual accounts have been established in due time in respect of the then most recently ended financial year) or (ii) the relevant annual accounts do not adequately reflect the status of the Subordinated Affiliate Debt or Own Funds as envisaged above, in the sole opinion of the security agent, acting reasonably or (iii) the Luxembourg Guarantor has taken corporate or contractual actions having resulted in the increase or decrease of its Own Funds or its Subordinated Affiliate Debt since the close of its last financial year, the Own Funds and the Subordinated Affiliate Debt will be valued either (i) at the fair market value or (ii) if no such market value has been determined, in accordance with the generally accepted accounting principles in Luxembourg and the relevant provisions of the Luxembourg law of 19 December 2002 on the commercial companies’ register and the accounting and annual accounts of undertakings, as amended.

(c)

For the purpose of calculating the amounts available from a Luxembourg Guarantor under the guarantee granted under this Clause 23, any amount called from such Luxembourg Guarantor pursuant to clause 28 (Guarantee and Indemnity) of the Intercreditor Agreement and/or under any Second Lien Debt Notes Guarantees (as defined in the Intercreditor Agreement) shall be taken into account, without double counting.

23.16	Limitations on obligations of Norwegian Guarantors

Without limiting the generality of the foregoing, the obligations and liabilities of any Guarantor incorporated in Norway (each a “Norwegian Guarantor”) in its relevant capacity under the Finance Documents shall be limited if (and only if) required by the mandatory provisions of the Norwegian Private Limited Liability Companies Act of 13 June 1997 No. 44 or the Norwegian Public Limited Liability Companies Act of 13 June 1997 No. 45 (as the case may be) (the “Norwegian Companies Act”), including but not limited to Sections 8-7 and 8-10 cf. Sections 1-3 and 1-4, regulating unlawful financial assistance and other restrictions on a Norwegian limited liability company’s capacity or ability to grant guarantees and joint and several liability, loans or security interests. It is understood that the obligations and liabilities of each Norwegian Guarantor under the Finance Documents shall always be interpreted so as to make each Norwegian Guarantor liable to the fullest extent permitted by the above provisions of the Norwegian Companies Act.

23.17	Limitations on obligations of Spanish Guarantors

Notwithstanding the foregoing and any other provisions of this Agreement, the obligations and liabilities of any Spanish Guarantor under this Clause 23 or any other provision of this Agreement, shall be deemed not to be assumed by such Spanish Guarantor to the extent that they constitute or may constitute unlawful financial assistance within the meaning of article 150 of the Spanish Companies Law (where the company is a Spanish public company (Sociedad Anónima)) or article

143 of the Spanish Companies Law (where the company is a Spanish limited liability company (Sociedad de Responsabilidad Limitada)). Accordingly, the obligations and liabilities of any Spanish Guarantor under this Clause 23, Clause 31.4 (Additional Guarantors) or any other provision of this Agreement, the Intercreditor Agreement, any Accession Letter or Debtor Accession Deed (as defined in the Intercreditor Agreement) and any of the other Finance Documents shall not include and shall not be extended to any repayment obligations in respect of financing used in or towards (i) payment of or refinance of the purchase price or subscription for the shares or quotas in the Spanish Guarantor and/or the acquisition of or subscription for the shares or quotas in its controlling corporation directly or indirectly (or, where the company is a Spanish limited liability company (Sociedad de Responsabilidad Limitada), of any company of its group) or (ii) repaying or refinancing a financing used for the purposes stated in (i) above. Likewise, the obligations and liabilities of any Spanish Guarantor under this Clause 23, Clause 31.4 (Additional Guarantors) or any other provision of this Agreement, the Intercreditor Agreement, any Accession Letter or Debtor Accession Deed (as defined in the Intercreditor Agreement) and any of the other Finance Documents shall not include and shall not be extended to any obligations which could reasonably be expected to result in a breach of article 401 et seq of the Spanish Companies Law.

23.18	Limitations on obligations of Swedish Obligors

The obligations and liabilities of each Swedish Obligor under any Finance Document shall be limited, if (and only if) required by the mandatory provisions of the Swedish Companies Act regulating:

(a)	unlawful distribution of assets and transfer of value (Sw. värdeöverföring) pursuant to Chapter 17, Sections 1 to 4 of the Swedish Companies Act; and

(b)	prohibited loans, security and guarantees pursuant to Chapter 21, Section 1 to 3 of the Swedish Companies Act.

23.19	Limitations on obligations of US Guarantors

Notwithstanding anything to the contrary contained herein or in any other Finance Document, the maximum liability of each US Guarantor under this Clause 23 shall in no event exceed an amount equal to the greatest amount that would not render such US Guarantor’s obligations hereunder and under the other Finance Documents subject to avoidance under the US Bankruptcy Laws or to being set aside, avoided or annulled under any Fraudulent Transfer Law.

23.20	Limitations on obligations of Irish Guarantors

Notwithstanding anything to the contrary contained herein or in any other Finance Document, the guarantees, obligations, liabilities and undertakings of any Irish Obligor under this Clause 23 shall not deemed to be undertaken or incurred to the extent that the same would:

(a)	constitute unlawful financial assistance prohibited by section 82 of the Irish Companies Act; or

(b)	constitute a breach of section 239 of the Irish Companies Act,

provided that (in the case of both paragraphs (a) or (b) above), for the avoidance of doubt, to the extent that any such guarantees, obligations, liabilities and undertakings have been validated by a summary approval procedure in accordance with the Irish Companies Act they shall not constitute unlawful financial assistance under the said section 82 or a breach of the said section 239 (as applicable).

SECTION 8

REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

24.	REPRESENTATIONS

24.1	General

Each Obligor (unless otherwise stated below) makes the applicable representations and warranties set out in this Clause 24 on the dates set out in Clause 24.21 (Times when representations made) to each Finance Party.

Status, authorisations and governing law

24.2	Status
(a)	It and each of its Subsidiaries (which is a Material Company) is duly incorporated with limited liability and validly existing under the law of its jurisdiction of incorporation.

(b)	It and each of its Subsidiaries (which is a Material Company) has the power to own its assets and carry on its business as it is being conducted.

24.3	Binding obligations

Subject to the Legal Reservations and, in the case of paragraph (b) below, the Perfection Requirements:

(a)	the obligations expressed to be assumed by it in each Transaction Document to which it is a party are legal, valid, binding and enforceable obligations; and

(b)

(without limiting the generality of paragraph (a) above) each Transaction Security Document to which it is a party creates the security interests which that Transaction Security Document purports to create and those security interests are valid and effective in all material respects.

24.4	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Transaction Documents and the granting of the Transaction Security do not:

(a)	contravene any law or regulation applicable to it in any material respect;

(b)	contravene its constitutional documents in any material respect; or

(c)	breach any agreement or instrument binding upon it to an extent which has a Material Adverse Effect.

24.5	Power and authority

(a)

It has the power to enter into, perform and deliver, and has taken or will have taken prior thereto all necessary action to authorise its entry into, performance and delivery of, the Transaction Documents to which it is or will be a party and the transactions contemplated by those Transaction Documents.

(b)	No limit on its powers will be exceeded as a result of the borrowing, grant of Security or giving of guarantees or indemnities contemplated by the Transaction Documents to which it is a party.

24.6	Validity and admissibility in evidence

(a)	Subject to the Legal Reservations and the Perfection Requirements, all Authorisations required:

(i)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents to which it is a party; and

(ii)	to make the Transaction Documents to which it is a party admissible in evidence in its Relevant Jurisdictions, have been obtained or effected and are (or will be) in full force and effect.

(b)

All Authorisations necessary for the conduct of the business, trade and ordinary activities of members of the Group have been obtained or effected and are in full force and effect if failure to obtain or effect those Authorisations has a Material Adverse Effect.

24.7	Governing law and enforcement

(a)	Subject to the Legal Reservations, the choice of law by which a Finance Document (to which it is a party) is expressed to be governed will be recognised and enforced in its Relevant Jurisdictions.

(b)

Subject to the Legal Reservations, any judgment obtained from a court expressed to have jurisdiction in relation to a Finance Document to which it is a party will be recognised and enforced in its Relevant Jurisdictions.

No default or tax liability

24.8	No default

(a)	On the Closing Date:

(i)	no Event of Default is continuing; and

(ii)	no default (however defined) is continuing under any Transaction Document that is not a Finance Document which has a Material Adverse Effect.

(b)

No other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries’) assets are subject which has a Material Adverse Effect.

24.9	Taxation
(a)

It is not (and none of its Subsidiaries being a Material Company is) overdue (taking into account any extension or grace period) in the filing of any Tax returns to an extent which has or would have a Material Adverse Effect.

(b)

The US Co-Borrower is and shall be treated as an entity disregarded from Luxco for US federal income tax purposes, the US Co-Borrower’s regarded owner is not and shall not be a US Tax Obligor, and the US Co-Borrower and its regarded owner are not engaged and shall not engage in a US trade or business for US tax purposes.

Provision of information—general

24.10	No misleading information

(a)

All factual information contained in the Lender Presentation in relation to the Group and its holding companies is true and accurate in all material respects as at the date thereof or (as the case may be) as at the date the information is expressed to be given.

(b)

The expressions of opinion or intention provided in the Lender Presentation were made after careful consideration and were based on assumptions believed by Listco to be reasonable as at the date they were provided or as at the date (if any) they were stated.

(c)

No information relating to the Group or its holding companies has been omitted from the Lender Presentation and no such information has been withheld that results in the Lender Presentation (taken as a whole) being untrue or misleading in any material respect as at its stated date.

24.11	Financial Statements

(a)	The Original Financial Statements were prepared in accordance with the Accounting Principles consistently applied.

(b)	The most recent financial statements delivered pursuant to Clause 25 (Information undertakings):

(i)	have been prepared in accordance with the Accounting Principles as applicable at the date of such financial statements; and

(ii)

give a true and fair view of (if audited) or (if unaudited) fairly present in all material respects (having regard to the fact that financial statements which are not audited are prepared for management purposes) its consolidated financial condition as at the end of, and consolidated results of operations for, the period to which they relate.

No proceedings or breach of laws

24.12	No proceedings pending or threatened

No litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which are likely to be adversely determined and, if adversely determined, would have a Material Adverse Effect, have been started or (to the best of its knowledge or belief) threatened against it or any of its Subsidiaries.

24.13	No breach of laws

It has not breached any law or regulation, which breach would have a Material Adverse Effect.

24.14	Environmental Laws
(a)

Each member of the Group is in compliance with Clause 27.4 (Environmental compliance) and no circumstances have occurred which would prevent such compliance in a manner or to an extent which would have a Material Adverse Effect.

(b)	No Environmental Claim has been commenced or is threatened against any member of the Group where that claim would have, if determined against that member of the Group, a Material Adverse Effect.

Ownership of assets

24.15	Legal and beneficial ownership

(a)

So far as it is aware, it (and, in the case of each of its Subsidiary, that Subsidiary) is the sole legal and beneficial owner of the shares and assets over which it purports to grant Transaction Security.

(b)

So far as it is aware, it (and, in the case of each of its Subsidiary, that Subsidiary) has good title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted, in each case to the extent that the absence thereof would have a Material Adverse Effect.

24.16	Intellectual Property

(a)	It:

(i)

is the sole legal and beneficial owner of or has licensed to it all the Intellectual Property which is material in the context of its business and which is required by it in order to carry on its business as it is being conducted;

(ii)	does not, in carrying on its business, infringe any Intellectual Property of any third party where such infringement would have a Material Adverse Effect; and

(iii)

has taken all formal or procedural actions (including payment of fees) required to maintain any Intellectual Property owned by it save to the extent that failure to do so would not have a Material Adverse Effect.

(b)

So far as it is aware, there are no adverse circumstances relating to the validity, subsistence or use of any of its or its Subsidiaries’ Intellectual Property which would have a Material Adverse Effect.

Provision of information—Group

24.17	Group Structure Chart

The Group Structure Chart delivered to the Agent pursuant to Clause 4.1 (Conditions precedent) shows all members of the Group (other than any dormant companies) and is true, accurate and complete in all material respects.

24.18	Dutch representations

(a)	No notice under Article 36 of the Tax Collection Act (Invorderingswet 1990) has been given by any Dutch Obligor.

(b)	The centre of main interests of each Dutch Obligor (as referred to in Council Regulation (EC) No. 1346/2000 of 29 May 2000 on insolvency proceedings) is located in the Netherlands.

(c)	Each Dutch Obligor is in compliance with the Dutch Financial Supervision Act and any regulations issued pursuant thereto.

24.19	US Regulations

(a)

ERISA: No Obligor has incurred, or reasonably expects to incur, any liability under ERISA with respect to any “plan” (as such term is defined in Section 3(3) of ERISA), or under the terms of any such plan, in each case, which could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(b)

Margin Regulations: No part of the proceeds of any Utilisation is being used for “buying” or “carrying” (within the meaning of Regulation T, U or X) any Margin Stock or for any purpose which violates the provisions of the regulations of the Federal Reserve Board.

(c)	Investment Company Act: No Obligor is required to be registered as an “investment company” under the US Investment Company Act of 1940.

24.20	Anti-Corruption Laws, Anti-Money Laundering and Sanctions

(a)

No member of the Group, nor any member of the Group’s respective directors or officers nor, to Listco’s best knowledge and belief (after due and careful inquiry), any member of the Group’s employees, affiliates, agents or representatives, is a person or entity that:

(i)	is a Restricted Party;

(ii)

has been engaged in any transaction, activity or conduct that could reasonably be expected to result in it being designated as a Restricted Party or result in a breach of any applicable Sanctions, Anti-Corruption Laws or Anti-Money Laundering Laws;

(iii)	is currently engaging in any transaction, activity or conduct that could result in a violation of applicable Sanctions, Anti-Corruption Laws or Anti-Money Laundering Laws;

(iv)

has received notice of, or is otherwise aware of, any claim, action, suit, proceedings or investigation involving it with respect to any applicable Sanctions, Anti-Corruption Laws or Anti-Money Laundering Laws; and/or

(v)	is acting on behalf of or at the direction of any Restricted Party in connection with the Facilities.

(b)

Each member of the Group conducts its business in compliance with, and has instituted policies and procedures designed to ensure compliance with, applicable Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws.

(c)

Nothing in this Clause 24.20 shall create or establish an obligation or right for a Party (each, a “Relevant Party”) to the extent that, by agreeing to it, complying with it, exercising it, having such obligation or right, or otherwise, such Relevant Party (or any directors, officers or employees, agents and affiliates thereof) would be placed in violation of any foreign trade law or anti-boycott law applicable to it (including but not limited to Section 7 German Foreign Trade Regulation (Außenwirtschaftsverordnung) and Council Regulation (EC) 2271/1996), and the representations made in this Clause 24.20 shall be so limited in relation to any such Relevant Party and to that extent shall not be made by or apply to any such Relevant Party.

24.21	Times when representations made

(a)	All the representations and warranties in this Clause 24 are made by each Obligor on the Closing Date.

(b)	The representations and warranties set out in Clause 24.11 (Financial Statements) are deemed to be made by each Obligor on the date of delivery of the relevant financial statements.

(c)	The Repeating Representations are deemed to be made by each Obligor on the date of each Utilisation Request and on each Utilisation Date.

(d)	The Repeating Representations are deemed to be made by each Additional Obligor on the day on which it becomes (or it is proposed that it becomes) an Additional Obligor.

(e)

Each representation or warranty deemed to be made after the Closing Date shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

25.	INFORMATION UNDERTAKINGS

The undertakings in this Clause 25 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force. Each of the undertakings and obligations in this Clause 25 shall be subject to the provisions of Schedule 18 (Information Undertakings).

In this Clause 25:

“Annual Financial Statements” means the financial statements for a Financial Year delivered pursuant to clause (a) of Section 1 in Schedule 18 (Information Undertakings)

“Quarterly Financial Statements” means the financial statements delivered pursuant to clause (b) of Section 1 in Schedule 18 (Information Undertakings).

25.1	Information undertakings

Listco shall comply with the information covenants set out in Schedule 18 (Information Undertakings).

25.2	Provision and contents of Compliance Certificate

(a)	Listco shall supply a Compliance Certificate to the Agent with:

(i)	each set of Annual Financial Statements; and

(ii)	each set of Quarterly Financial Statements.

(b)	Each Compliance Certificate shall set out, among other things:

(i)

computations (in reasonable detail) as to compliance with Clause 26 (Financial covenant) or a certification that the financial covenant in Clause 26 (Financial covenant) is not required to be tested in accordance with Clause 26.2 (Financial condition);

(ii)	Consolidated EBITDA for the Relevant Period to which that Compliance Certificate relates;

(iii)	confirmation that no Default is continuing (or, if a Default is continuing, specify the Default and the steps being taken to remedy it); and

(iv)	the Consolidated Leverage Ratio for the Relevant Period and whether or not the Test Condition has been met.

(c)

Each Compliance Certificate provided together with the Annual Financial Statements shall (in addition to the requirements of paragraph (b) above) list the Guarantors and (in reasonable detail) computations as to compliance with the coverage test pursuant to Clause 27.14 (Guarantors) to the extent that such Clause is required to be complied with at such time.

(d)

Each Compliance Certificate shall be signed by one director or the chief financial officer of Listco and, if required to be delivered with the consolidated Annual Financial Statements, shall be reported on by Listco’s Auditors on the proper extraction of the numbers used in the financial covenant calculations in such manner (if any) and on such conditions that the Auditors specify (unless at least two of the “Big Four” firms of auditors have adopted a general policy of not providing such reports).

25.3	[Reserved]

25.4	Law and regulation

Notwithstanding any term of the Finance Documents to the contrary, all reporting updates and other information and disclosure requirements in the Finance Documents shall be subject to any legal or regulatory restrictions relating to the supply of information concerning Listco and its Subsidiaries (including, for the avoidance of doubt, the Group), including, without limitation, any requirements of the New York Stock Exchange or which result from the nature of the Senior Secured Notes.

25.5	[Reserved]

25.6	[Reserved]

25.7	Notification of default

Listco shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

25.8	“Know your customer” checks

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)	any change in the status of an Obligor or the composition of the shareholders of an Obligor after the date of this Agreement; or

(iii)	a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Agent, the Security Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall, promptly upon the request of the Agent, the Security Agent or any Lender, supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender), the Security Agent or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Agent, the Security Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied with the results of all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)

Each Lender shall, promptly upon the request of the Agent or the Security Agent, supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) or the Security Agent in order for the Agent or the Security Agent to carry out and be satisfied with the results of all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(c)

Listco shall, by not less than 10 Business Days’ prior written notice to the Agent, notify the Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes an Additional Obligor pursuant to Clause 31 (Changes to the Obligors).

(d)

Following the giving of any notice pursuant to paragraph (c) above, if the accession of such Additional Obligor obliges the Agent, the Security Agent or any Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, Listco shall, promptly upon the request of the Agent, the Security Agent or any Lender, supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender), the Security Agent or any Lender (for itself or on behalf of any prospective new Lender) in order for the Agent, the Security Agent, such Lender or any prospective new Lender to carry out and be satisfied with the results of all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the accession of such Subsidiary to this Agreement as an Additional Obligor.

(e)

In the event that Listco has delivered any Lender Accession Notice or Additional Facility Notice and the Lender referred to therein is not currently a Lender, Listco shall promptly upon the request of the Agent or the Security Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent or the Security Agent in order for the Agent or the Security Agent to carry out and be satisfied with the results of all necessary “know your customer” or other checks in relation to that Lender that it is required to carry out as a consequence of that person becoming a Lender.

25.9	Sustainability Report

(a)	Listco shall ensure that a Sustainability Report is delivered within 120 days after the end of each of its Financial Years.

(b)

The Sustainability Report will include such information so as to allow a reasonable determination to be made as to whether or not each KPI Target has been achieved and each KPI Target shall be confirmed, reported, validated or commented on by (either in the Sustainability Report itself or independently) the Auditors of the Group (or, as determined by Listco (acting in its sole discretion), an accountancy firm or other specialist or third-party diligence provider (not being a member of the Group)) on a non-reliance basis, provided that if any Finance Party (as applicable) fails to agree to the release, disclosure and/or other terms specified by the relevant provider of such Sustainability Report, or, as the case may be, such confirmation, report, validation or commentary, prior to the date falling 120 days after the end of each Financial Year, no such Sustainability Report or such confirmation, report, validation or commentary shall be required (and no corresponding obligation with respect to this paragraph (b) and no Margin adjustment under paragraph (d) of Clause 14.12 (Sustainability Adjustment) shall arise), but without in any way preventing, conditioning or limiting any Margin adjustment pursuant to paragraph (c) of Clause 14.12 (Sustainability Adjustment) which shall continue to apply.

26.	FINANCIAL COVENANT

26.1	Financial definitions

In this Clause 26:

“Financial Quarter” means the period commencing on the day after one Quarter Date and ending on the next Quarter Date.

“Financial Year” means the annual accounting period of the Group ending on or about 31 December in each year.

“Quarter Date” means each of 31 March, 30 June, 30 September and 31 December.

“Relevant Period” means each period of 12 Months ending on the last day of Listco’s Financial Year and each period of 12 Months ending on the last day of each Financial Quarter of Listco’s Financial Year.

26.2	Financial condition

Listco shall ensure that if, in respect of any Relevant Period ending after the Closing Date, the aggregate amount of:

(a)	all Revolving Facility Loans;

(b)	drawn Letters of Credit; and

(c)	Ancillary Outstandings (but excluding Ancillary Outstandings by way of undrawn letters of credit and undrawn bank guarantees under the relevant Ancillary Facility),

(together the “RCF Drawings”) calculated as at the last day of each such Relevant Period, is equal to or exceeds 40 per cent. of the Total Revolving Facility Commitments as at such date (the “Test Condition”), the Consolidated Leverage Ratio in respect of that Relevant Period shall not exceed 7.25:1.

26.3	Financial testing

(a)

The financial covenant set out in Clause 26.2 (Financial condition) shall be calculated in accordance with the Accounting Principles as applied in the preparation of the Original Financial Statements and tested by reference to each of the financial statements and/or each Compliance Certificate delivered pursuant to Clause 25 (Information undertakings) and Schedule 18 (Information Undertakings).

(b)

For the purpose of calculating the Consolidated Leverage Ratio pursuant to Clause 26.2 (Financial condition) (only), and subject to paragraphs (c) to (e) below, Listco may elect that all or any part of any New Equity and/or any Subordinated Debt (in each case without double counting any such amount):

(i)

received after the Closing Date (in each case, to the extent not spent), shall be added to Consolidated EBITDA either during the Relevant Period it is received in or during that Relevant Period (provided the corresponding Compliance Certificate states that such election has been made and sets out the adjustment to the Consolidated Leverage Ratio calculations that result from such election);

(ii)

received after the end of a Relevant Period (the “Prior Relevant Period”) but before the date falling 20 Business Days after the Compliance Certificate has been delivered, shall be added to Consolidated EBITDA for the Prior Relevant Period and shall be taken into account as if received immediately prior to the end of the Prior Relevant Period and the Consolidated Leverage Ratio will be recalculated accordingly to the extent Listco provides, in such 20 Business Day period, a revised Compliance Certificate stating that such election has been made and setting out the calculations that result from such election; or

(iii)

received after the Prior Relevant Period but before the date falling 20 Business Days after the Compliance Certificate has been delivered for the Prior Relevant Period, to the extent RCF Drawings equal or exceed 40 per cent. of Total Revolving Facility Commitments as at the last day of the Prior Relevant Period, shall be applied so as to reduce RCF Drawings such that RCF Drawings would not have equalled or exceeded 40 per cent. of Total Revolving Facility Commitments as at the last day of the Prior Relevant Period if RCF Drawings were re-tested on such date pro forma for the application of such New Equity and/or any Subordinated Debt.

(c)

To the extent Listco exercises its rights under paragraph (b) above to add such amount to Consolidated EBITDA, the relevant New Equity and/or Subordinated Debt shall be taken into account in calculating the financial undertakings for the three Relevant Periods occurring immediately after the end of the Prior Relevant Period in the manner described in paragraph (b) above.

(d)

To the extent Listco exercises its rights under paragraph (b) above to reduce RCF Drawings, no member of the Group may deliver a Utilisation Request in relation to any Revolving Facility Utilisation (excluding any Rollover Loan) prior to the next Quarter Date to occur after the Prior Relevant Period in respect of which a Compliance Certificate has been delivered, unless Listco confirms in each such Utilisation Request that:

(i)

the aggregate of RCF Drawings (x) as at the date of that Utilisation Request and (y) on the proposed Utilisation Date will not (when calculated pro forma for each Revolving Facility Utilisation contemplated in a Utilisation Request), equal or exceed 40 per cent. of Total Revolving Facility Commitments; or

(ii)

the requirements of Clause 26.2 (Financial condition) would have been satisfied for the Prior Relevant Period if re-tested as at the last day of the Prior Relevant Period but calculated pro forma for the proposed Revolving Facility Utilisation (and the application of such Utilisation) and any change in Consolidated Leverage since the last day of the Prior Relevant Period (with such Utilisation Request providing reasonable details of such calculation).

(e)

For the purposes of this Clause 26, Listco may only elect to include one injection of New Equity and/or Subordinated Debt in any Relevant Period and no more than three such injections during the life of the Facilities.

27.	GENERAL UNDERTAKINGS

The undertakings in this Clause 27 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

Authorisations and compliance with laws

27.1	General undertakings

Listco and each Restricted Subsidiary shall comply with the covenants set out in Schedule 19 (General Undertakings).

27.2	Authorisations

Subject to the Legal Reservations and the Perfection Requirements, each Obligor shall promptly obtain, comply with and do all that is necessary to maintain in full force and effect any Authorisation required under any applicable law to:

(a)	enable it to perform its obligations under the Finance Documents;

(b)	ensure the legality, validity, enforceability or admissibility in evidence of any Finance Document; and

(c)	carry on its business, where failure to do so has a Material Adverse Effect.

27.3	Compliance with laws

Each Obligor shall (and Listco shall ensure that each member of the Group will) comply in all respects with all laws to which it may be subject, if failure so to comply would have a Material Adverse Effect.

27.4	Environmental compliance

Each Obligor shall (and Listco shall ensure that each member of the Group will):

(a)	comply with all Environmental Laws;

(b)	obtain, maintain and ensure compliance with all requisite Environmental Permits; and

(c)	implement procedures to monitor compliance with and to prevent liability under any Environmental Law,

where failure to do so would have a Material Adverse Effect.

27.5	Taxation

Each Obligor shall (and Listco shall ensure that each member of the Group will) pay and discharge all Taxes imposed upon it or its assets within the time period allowed or, if later, before incurring material penalties, unless and only to the extent that:

(a)	such payment is being contested in good faith and in accordance with the relevant procedures;

(b)

adequate reserves are being maintained in accordance with the Accounting Principles for those Taxes and the costs required to contest them which have been disclosed in its latest financial statements delivered to the Agent under Clause 25 (Information undertakings) (if required to be disclosed under the Accounting Principles); and

(c)	such payment can be withheld without incurring material penalties and failure to pay those Taxes does not have a Material Adverse Effect.

(d)

Midco will ensure that (i) the US Co-Borrower retains its status as an entity disregarded from Luxco for US federal income tax purposes, (ii) the US Co-Borrower’s regarded owner retains its status as not being a US Tax Obligor, and (iii) the US Co-Borrower and its regarded owner do not engage in a US trade or business for US tax purposes.

Restrictions on business focus

27.6	Centre of main interests and establishments

No Obligor whose jurisdiction of incorporation is in a member state of the European Union shall deliberately change its “centre of main interests” (as that term is used in Article 3(1) of The Council of the European Union Regulation No. 1346/2000 on Insolvency Proceedings (the “Regulation”)) in a manner which would materially adversely affect the interests of the Lenders as a whole.

Restrictions on dealing with assets and Security

27.7	Pari passu ranking

Each Obligor shall ensure that at all times any claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

Miscellaneous

27.8	Insurance
(a)

Each Obligor shall (and Listco shall ensure that each member of the Group will) maintain insurances on and in relation to its business and assets against those material risks and to the extent as is usual for companies carrying on the same or substantially similar business.

(b)	All insurances must be with reputable independent insurance companies or underwriters.

27.9	Pensions

Listco shall ensure that all pension schemes operated by or maintained for the benefit of members of the Group and/or any of its employees are funded to the extent required by applicable law and regulations, where failure to do so would have a Material Adverse Effect.

27.10	Access

Each Obligor shall, and Listco shall ensure that each member of the Group will, while an Event of Default under clauses (a), (b) or (c) of Section 1 of Schedule 20 (Events of Default) is continuing or (on the instructions of the Majority RCF Lenders only) while a Financial Covenant Event of Default is continuing, permit the Agent and/or the Security Agent and/or accountants or other professional advisers and contractors of the Agent or Security Agent free access during normal business hours and on reasonable notice, at the risk and cost of the Obligor or Listco and after having consulted with Listco, to the premises, assets, books, accounts and records of each member of the Group.

27.11	Intellectual Property

Each Obligor shall (and Listco shall procure that each Group member will):

(a)	preserve and maintain the subsistence and validity of the Intellectual Property necessary for the business of the relevant Group member;

(b)	use reasonable endeavours to prevent any infringement in any material respect of the Intellectual Property;

(c)	make registrations and pay all registration fees and taxes necessary to maintain the Intellectual Property in full force and effect and record its interest in that Intellectual Property;

(d)

not use or permit the Intellectual Property to be used in a way or take any step or omit to take any step in respect of that Intellectual Property which may materially and adversely affect the existence or value of the Intellectual Property or imperil the right of any member of the Group to use such property; and

(e)	not discontinue the use of the Intellectual Property,

where, in each case, failure to do so would have a Material Adverse Effect.

27.12	Amendments

No Obligor shall (and Listco shall ensure that no member of the Group will) amend, vary, novate, supplement, supersede, waive or terminate any provision of the constitutional documents dealing with the transfer of shares of any member of the Group whose shares are subject to Security except in writing and in a way which would not materially and adversely affect the interests of the Lenders taken as a whole.

27.13	Financial assistance

Each Obligor shall (and Listco shall procure each member of the Group will) comply, where applicable, in all respects with Sections 678 to 679 of the United Kingdom Companies Act 2006 (as amended) and any equivalent legislation in other jurisdictions, including in relation to the execution of the Transaction Security Documents and payment of amounts due under this Agreement.

27.14	Guarantors

(a)

Subject to paragraphs (c), (d) and (e) below, Listco shall ensure that any member of the Group which is a Material Company shall, subject to the Security Principles, become an Additional Guarantor in accordance with the terms hereof and deliver all of the documents and other evidence required by Clause 31.4 (Additional Guarantors) and as soon as reasonably practicable after Listco delivers the Annual Financial Statements which first show that member of the Group to be a Material Company.

(b)

Subject to paragraphs (c), (d) and (e) below, Listco shall ensure that, as at the date falling 60 days after the Closing Date and as at the end of each Financial Year, the aggregate (without double counting) earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Consolidated EBITDA as specified in the definition thereof) of the Guarantors (taking each entity on an unconsolidated basis and excluding all intra-Group items) is no less than 80 per cent. of the Consolidated EBITDA of the Group and, for the purposes of this paragraph (b) (the “Guarantor Coverage”), as determined by reference to the Original Financial Statements and the most recent Annual Financial Statements delivered by Listco.

(c)

Subject to paragraph (e) below, where any member of the Group is incorporated in an Excluded Jurisdiction or is otherwise not eligible to be a Guarantor pursuant to paragraph 1(b)(ii) of Schedule 11 (Security Principles), its EBITDA shall not be included in the Consolidated EBITDA of the Group for the calculation of Guarantor Coverage, provided that Listco shall use its reasonable endeavours to assist in overcoming any relevant restrictions to enable such member of the Group to act as a Guarantor and, if despite such efforts such member of the Group has remained unable to act as a Guarantor, Listco shall, subject to the Security Principles, use its reasonable endeavours to enable other members of the Group to accede as Guarantors in the place of such member of the Group in order to meet the Guarantor Coverage.

(d)	Subject to paragraph (e) below, any member of the Group acquired as a result of a Permitted Acquisition shall be taken into account for the purposes of calculating the Guarantor Coverage.

(e)

Notwithstanding the preceding paragraphs, for the purposes of this Clause 27.14, Listco shall be under no obligation to ensure that Findus Italy and/or any member of the Group incorporated in an Excluded Jurisdiction accedes as a Guarantor, and the references to the “Group”, and “Consolidated EBITDA” in this Clause 27.14 shall be deemed to exclude Findus Italy and/or any member of the Group incorporated in an Excluded Jurisdiction.

27.15	Further assurance

(a)

Each Obligor shall (and Listco shall procure that each member of the Group will) promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Security Agent may reasonably specify (and in such form as the Security Agent may reasonably require in favour of the Security Agent or its nominee(s)):

(i)

subject to the Security Principles, to perfect within the timeframes set out therein the Security created or intended to be created under or evidenced by the Transaction Security Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Transaction Security) or for the exercise of any rights, powers and remedies of the Security Agent or the Finance Parties provided by or pursuant to the Finance Documents or by law at the times provided; and/or

(ii)

following the occurrence of a Declared Default or an RCF Declared Default, to facilitate the realisation of the assets which are, or are intended to be, the subject of Security under the Transaction Security Documents.

(b)

If any Obligor which has entered into one or more Transaction Security Documents acquires an asset (including any right, account, investment or otherwise) which is either not subject to that Transaction Security Document, or in relation to which a perfection requirement or other step must be taken in relation to that asset in connection with an existing Transaction Security Document, that Obligor shall (in all cases subject to the Security Principles) ensure that a Transaction Security Document is entered into, or, as required by the applicable Transaction Security Document that a similar perfection requirement or other step is taken, in each case in connection with that asset.

27.16	Public rating

Listco will use reasonable endeavours:

(a)

to obtain a public corporate rating for itself or another appropriate member of the Group as soon as reasonably possible from two out of three of Moody’s Investors Service Inc., Standard & Poor’s Financial Services LLC and Fitch Ratings Ltd., and in any event to cause the officers of the Group with appropriate seniority and expertise to hold meetings with two out of three of such rating agencies, for the purpose of obtaining such credit ratings; and

(b)	to the extent such ratings continue to be available to maintain a public corporate rating for Listco or another appropriate member of the Group from two out of three of such rating agencies.

27.17	Conditions subsequent

As soon as reasonably practicable after the 2025 Effective Time (and in any event within the time periods specified therein), Listco shall provide or procure the provision of all the documents and other evidence set out in Part I of Schedule 2 (Conditions Precedent and Conditions Subsequent) each in form and substance satisfactory to the Agent (acting reasonably).

27.18	Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions

(a)	No Obligor shall (and Listco shall ensure that no other member of the Group will):

(i)

contribute or otherwise make available all or any part of the proceeds of the Facilities, directly or indirectly, to, or for the benefit of, any individual or entity (whether or not related to any member of the Group) for the purpose of financing the activities or business of, other transactions with, or investments in, any Restricted Party or for any purpose which would result in a breach of applicable Sanctions, Anti-Corruption Laws or Anti-Money Laundering Laws;

(ii)

directly or indirectly fund all or part of any repayment or prepayment of the Facilities out of proceeds derived from any transaction with or action involving a Restricted Party or from any activity which is in breach of any Sanctions; or

(iii)	engage in any transaction, activity or conduct that would violate Sanctions applicable to it or result in a breach of any applicable Anti-Corruption Laws or Anti-Money Laundering Laws; or

(iv)

engage in any transaction, activity or conduct that would cause any Finance Party to be in breach of any Sanctions or that could reasonably be expected to result in it or any other member of the Group or any Finance Party being designated as a Restricted Party.

(b)

Each Obligor will (and Listco will procure that each member of the Group will) conduct its business in compliance with, and maintain and enforce policies and procedures designed to ensure compliance with, applicable Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws.

(c)

Each Obligor agrees to provide each Finance Party with all information reasonably required by that Finance Party to carry out that Finance Party’s obligations under applicable Sanctions, Anti-Money Laundering Laws and Anti-Corruption Laws.

(d)

Nothing in this Clause 27.18 shall create or establish an obligation or right for a Relevant Party to the extent that, by agreeing to it, complying with it, exercising it, having such obligation or right, or otherwise, such Relevant Party (or any directors, officers or employees, agent and affiliates thereof) would be placed in violation of any foreign trade law or anti-boycott law applicable to it (including but not limited to Section 7 German Foreign Trade Regulation (Außenwirtschaftsverordnung) and Council Regulation (EC) 2271/1996), and the undertakings made in this Clause 27.18 shall be so limited in relation to any such Relevant Party and to that extent shall not be made by or apply to any such Relevant Party.

28.	EVENTS OF DEFAULT

Each of the events or circumstances set out in this Clause 28 and Schedule 20 (Events of Default) shall constitute an Event of Default (save for Clause 28.7 (Acceleration) and Clause 28.8 (Clean-Up Period)).

28.1	Financial covenant

Subject to paragraph (b) of Clause 26.3 (Financial testing), the financial covenant set out in Clause 26.2 (Financial condition) is not satisfied when required to be tested on any Quarter Date in accordance with such Clause and such non-compliance is not remedied, cured or waived, provided that no breach or default under Clause 26.2 (Financial condition) will constitute a Default or an Event of Default with respect to any Term Facility, unless and until a RCF Declared Default is continuing as a result of a breach under Clause 26.2 (Financial condition).

28.2	Misrepresentation

(a)

Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading when made or deemed to be made.

(b)

No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 20 Business Days of the earlier of the Agent giving written notice to Listco or Listco becoming aware of the failure to comply.

28.3	Unlawfulness and invalidity

(a)

It is or becomes unlawful for an Obligor to perform any of its material obligations under the Finance Documents or any Transaction Security created or expressed to be created or evidenced by the Transaction Security Documents ceases to be effective and this individually or cumulatively, materially and adversely affects the interests of the Lenders taken as a whole under the Finance Documents.

(b)

Subject to the Legal Reservations and Perfection Requirements, any material obligation or obligations of any Obligor under any Finance Document are not or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively, materially and adversely affects the interests of the Lenders taken as a whole under the Finance Documents.

(c)

No Event of Default under paragraphs (a) and (b) above will occur if the issue is capable of being remedied and is remedied within 20 Business Days of the earlier of Listco becoming aware of the issue or being given written notice of the issue by the Agent.

28.4	Intercreditor Agreement

Any party (other than (i) a Finance Party or (ii) a member of the Group) fails to comply with the provisions of, or does not perform its obligations under, the Intercreditor Agreement or a representation or warranty given by that party in the Intercreditor Agreement is incorrect in any material respect, and, if the non-compliance or circumstances giving rise to the misrepresentation are capable of remedy, it is not remedied within 20 Business Days of the earlier of the Agent giving written notice to that party or that party becoming aware of the non-compliance or misrepresentation.

28.5	Repudiation and rescission of agreements

An Obligor rescinds or purports to rescind or repudiates or evidences an intention to repudiate a Finance Document or evidences an intention to rescind or repudiate a Finance Document in any way which is materially adverse to the interest of the Lenders under that Finance Document taken as a whole.

28.6	Tax status

A notice under Article 36 of the Tax Collection Act (Invorderingswet 1990) has been given by any member of the Group.

28.7	Acceleration

(a)

On and at any time after the occurrence of an Event of Default under paragraph (a) of that definition which is continuing, other than an Event of Default referred to in paragraph (c) below, the Agent may, and shall if so directed by the Majority Lenders, by notice to Listco:

(i)	cancel the Total Commitments and/or Ancillary Commitments, at which time they shall immediately be cancelled;

(ii)

declare that all or part of the Utilisations, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable;

(iii)	declare that all or part of the Utilisations be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders;

(iv)	declare that cash cover in respect of each Letter of Credit is immediately due and payable, at which time it shall become immediately due and payable;

(v)

declare that cash cover in respect of each Letter of Credit is payable on demand, at which time it shall immediately become due and payable on demand by the Agent on the instructions of the Majority Lenders;

(vi)

declare all or any part of the amounts (or cash cover in relation to those amounts) outstanding under the Ancillary Facilities to be immediately due and payable, at which time they shall become immediately due and payable;

(vii)

declare that all or any part of the amounts (or cash cover in relation to those amounts) outstanding under the Ancillary Facilities be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders; and/or

(viii)	exercise or direct the Security Agent to exercise any or all of its rights, remedies, powers and/or discretions under the Finance Documents.

(b)

Subject to the terms of the Intercreditor Agreement, on and at any time after the occurrence of an Event of Default under paragraph (b) of that definition which is continuing, the Agent may, and shall if so directed by the Majority RCF Lenders by notice to Listco:

(i)	cancel the Total Revolving Facility Commitments and/or Ancillary Commitments, at which time they shall immediately be cancelled;

(ii)

declare that all or part of the Revolving Facility Utilisations, together with accrued interest, and all other amounts accrued or outstanding under the Revolving Facility be immediately due and payable, at which time they shall become immediately due and payable;

(iii)

declare that all or part of the Revolving Facility Utilisations be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority RCF Lenders;

(iv)	declare that cash cover in respect of each Letter of Credit is immediately due and payable, at which time it shall become immediately due and payable;

(v)

declare that cash cover in respect of each Letter of Credit is payable on demand, at which time it shall immediately become due and payable on demand by the Agent on the instructions of the Majority RCF Lenders;

(vi)

declare all or any part of the amounts (or cash cover in relation to those amounts) outstanding under the Ancillary Facilities to be immediately due and payable, at which time they shall become immediately due and payable;

(vii)

declare that all or any part of the amounts (or cash cover in relation to those amounts) outstanding under the Ancillary Facilities be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority RCF Lenders; and/or

(viii)	exercise or direct the Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

(c)	If an Event of Default occurs under sub-clause (e)(i) or (e)(ii) of Section 1 of Schedule 20 (Events of Default) in respect of a US Obligor:

(i)	the Total Commitments and Ancillary Commitments shall immediately be cancelled;

(ii)	all of the Utilisations, together with accrued interest and all other amounts accrued under the Finance Documents, shall be immediately due and payable;

(iii)	cash cover in respect of each Letter of Credit shall be immediately due and payable; and

(iv)	all amounts (or cash cover in relation to those amounts) outstanding under an Ancillary Facility shall be immediately due and payable,

in each case automatically and without any direction, notice, declaration or other act and (in addition) the Security Agent may exercise any or all of its rights, remedies, powers and/or discretions under the Finance Documents.

28.8	Clean-Up Period

Notwithstanding any other provision of this Agreement, in relation to any Permitted Acquisition, any Default or Event of Default which is a Clean-Up Default will be deemed not to be a breach of representation, warranty or undertaking, or a Default or an Event of Default (as the case may be) for the duration of the relevant Clean-Up Period if:

(a)

it would have been (if it were not for this provision) a breach of representation, warranty or undertaking or a Default or an Event of Default only by reason of circumstances relating exclusively to a member of the Acquired Group of such Permitted Acquisition (or any obligation to procure or ensure in relation to a member of that Acquired Group);

(b)	it is capable of remedy and reasonable steps are being taken to remedy it;

(c)	the circumstances giving rise to it have not be procured by or approved by a member of the Group;

(d)	it is not reasonably likely to have a Material Adverse Effect; and

(e)	it does not exist at the end of the Clean-Up Period,

provided that, notwithstanding the above, if the relevant circumstances are continuing on or after the end of the Clean-Up Period, there shall be an Event of Default.

SECTION 9

CHANGES TO PARTIES

29.	CHANGES TO THE LENDERS

29.1	Assignments and transfers by the Lenders

Subject to this Clause 29, a Lender (the “Existing Lender”) may:

(a)	assign any of its rights; or

(b)	transfer by novation any of its rights and obligations,

under any Finance Document to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the “New Lender”).

29.2	Conditions of assignment or transfer

(a)

Subject to paragraph (b) below, Listco’s consent (such consent not to be unreasonably withheld) must be obtained before an assignment or transfer (but not any sub-participation) is made by an Existing Lender, unless the assignment or transfer is:

(i)	to another Lender or an Affiliate of a Lender; or

(ii)	to a fund within the same investor group as the fund which is the Existing Lender (including, for the avoidance of doubt, to any Related Fund); or

(iii)	by an Original Lender (or any other Lender) in the course of syndication of Facility B1, Facility B2 and/or any Additional Facility; or

(iv)	in relation to Facility B1 only (or to any Additional Facility to which the Approved list is applicable), to a Lender included in the then current Approved List; or

(v)	at a time when an Event of Default is continuing.

(b)

If Listco does not accept or reject an assignment or transfer request pursuant to paragraph (a) above within 10 Business Days (unless Listco and the Agent agree to a longer time period in relation to any request) of receipt of such request, as a result of such failure to respond Listco shall be deemed to have consented to the relevant assignment or transfer.

(c)

Each assignment or transfer of part of any Lender’s participation shall (when aggregated with related assignments and transfers, including with its Affiliates and Related Funds) be in a minimum amount of:

(a)	EUR 1,000,000 or US$1,000,000 as applicable in aggregate in respect of Commitments under a Term Facility (or, if less, all of that Lender’s remaining Commitments under that Facility); or

(b)	EUR 1,000,000 (or its equivalent) in aggregate in respect of Commitments under the Revolving Facility (or, if less, all of that Lender’s remaining Commitments under that Facility); and

or, in relation to any Original Revolving Facility Commitment such lower amount as may be agreed by Listco in connection with the provision of an Ancillary Facility.

(d)	An assignment will only be effective on:

(i)

receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties and the other Secured Parties as it would have been under if it was an Existing Lender;

(ii)	the New Lender entering into a Creditor/Agent Accession Undertaking (as defined in the Intercreditor Agreement);

(iii)

the performance by the Agent and the Security Agent of all “know your customer” or other checks relating to any person that it is required to carry out in relation to such assignment to a New Lender, the completion of which the Agent and the Security Agent shall promptly notify to the Existing Lender and the New Lender; and

(iv)	receipt by Listco of the notice required by Clause 18.5 (Lender status confirmation).

(e)

A transfer will only be effective if the New Lender enters into a Creditor/Agent Accession Undertaking (as defined in the Intercreditor Agreement) and if the procedure set out in Clause 29.6 (Procedure for transfer) is complied with.

(f)	If (other than in the course of syndication of Facility B1 and/or Facility B2):

(i)	a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)

as a result of circumstances existing at the date the assignment a transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 18 (Tax gross-up and indemnities) or Clause 19.1 (Increased Costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

(g)

If the Existing Lender has consented to an amendment or waiver request which is outstanding at the time of assignment or transfer, the transfer may only be made if the New Lender has also consented to that request.

29.3	Assignment or transfer fee

Unless the Agent otherwise agrees, and excluding an assignment or transfer to an Affiliate of a Lender or made in connection with primary syndication of the Facilities, the New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of (in the case of any Euro Denominated Facility) EUR 1,500 or (in the case of any US$ Denominated Facility) US$1,500.

29.4	Preservation of Security Interests

Each Party to this Agreement hereby expressly accepts and confirms, for the purpose of articles 1278 and 1281 of the Luxembourg Civil Code, that notwithstanding any assignment, transfer and/or novation permitted under, and made in accordance with the provisions of this Agreement, any and all Security and guarantees granted under or given in connection with the Finance Documents to which such Party is a party shall be preserved for the benefit of any assignee, transferee or successor.

29.5	Limitation of responsibility of Existing Lenders

(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Transaction Documents, the Transaction Security or any other documents;

(ii)	the financial condition of any Obligor;

(iii)	the performance and observance by any Obligor or any other member of the Group of its obligations under the Transaction Documents or any other documents; or

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Transaction Document or any other document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender, the other Finance Parties and the Secured Parties that it:

(i)

has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender or any other Finance Party in connection with any Transaction Document or the Transaction Security; and

(ii)

will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)	Nothing in any Finance Document obliges an Existing Lender to:

(i)	accept a retransfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 29; or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Transaction Documents or otherwise.

29.6	Procedure for transfer

(a)

Subject to the conditions set out in Clause 29.2 (Conditions of assignment or transfer), a transfer is effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Transfer Certificate and Lender Accession Undertaking delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate and Lender Accession Undertaking appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate and Lender Accession Undertaking.

(b)

Each of the Agent and the Security Agent shall only be obliged to execute a Transfer Certificate and Lender Accession Undertaking delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary “know your customer” or similar other checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(c)	On the Transfer Date:

(i)

to the extent that, in the Transfer Certificate and Lender Accession Undertaking, the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents and in respect of the Transaction Security, each of the Obligors and other members of the Group party to any Finance Document or the Transaction Security and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and in respect of the Transaction Security and their respective rights against one another under the Finance Documents and in respect of the Transaction Security shall be cancelled (being the “Discharged Rights and Obligations”);

(ii)

each of the Obligors and other members of the Group party to any Finance Document and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor or other member of the Group and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(iii)

the Agent, the Arrangers, the Security Agent, the New Lender, the other Lenders, the Issuing Bank and any relevant Ancillary Lender shall acquire the same rights and assume the same obligations between themselves and in respect of the Transaction Security as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and, to that extent, the Agent, the Arrangers, the Security Agent, the Issuing Bank and any relevant Ancillary Lender and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv)	the New Lender shall become a Party as a “Lender”.

(d)

At the request of the Agent or the New Lender, the New Lender and the Existing Lender shall promptly raise the duly completed Transfer Certificate and Lender Accession Undertaking to the status of Spanish Public Document in the form of “escritura pública”.

(e)

For the avoidance of doubt, the Parties agree that a transfer effected in accordance with this Clause 29.6 shall constitute a novation within the meaning of articles 1271 et seq. of the French Code Civil, provided that, notwithstanding any such novation, all the rights (including in relation to Transaction Security) of the Secured Parties against the Obligors shall be maintained.

29.7	Copy of Transfer Certificate and Lender Accession Undertaking to Listco

The Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate and Lender Accession Undertaking, send to Listco a copy of that Transfer Certificate and Lender Accession Undertaking.

29.8	Security Interests over Lenders’ rights

In addition to the other rights provided to Lenders under this Clause 29, each Lender may at any time create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender, including, without limitation:

(a)	any Security to secure obligations to a federal reserve or central bank; and

(b)

in the case of any Lender which is a fund, any Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such Security shall:

(i)	release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant Security for the Lender as a party to any of the Finance Documents; or

(ii)	require any payments to be made by an Obligor or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents.

29.9	Sub-participations

The Lenders may enter into any sub-participations or other arrangements by which a third party acquires direct or indirect commercial control over a Lender’s rights and/or obligations under this Agreement provided that Listco must be consulted where a third party is to acquire direct or indirect commercial control over a Lender’s voting rights under this Agreement.

29.10	Lender Accession Notice

Each Lender which executes a Lender Accession Notice confirms, for the avoidance of doubt, that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which such person becomes Party to this Agreement and that it is bound by that decision to the same extent as it would have been had it been a Lender under this Agreement at the relevant time of such amendment or waiver being approved.

29.11	Replacement of Lenders

(a)

If at any time any Lender or the Issuing Bank becomes an Affected Lender or Non-Consenting Lender, then Listco may, on 10 Business Days’ prior written notice to the Agent and that Lender or Issuing Bank (as the case may be and unless Listco and the Agent agree to a longer time period in relation to any request), replace that Lender or Issuing Bank by causing it to, and that Lender or Issuing Bank shall, by execution of a Transfer Certificate and Lender Accession Undertaking within that 10-Business Day, period transfer all of its rights and obligations under this Agreement to a Lender or other entity designated by Listco for a purchase price equal to that Lender’s or Issuing Bank’s participations in the Utilisations then outstanding (or such other price as may be agreed), in either case with all accrued interests, fees and other amounts payable to that Lender or Issuing Bank under this Agreement or any Ancillary Document.

(b)	For the purposes of this Clause 29.11:

“Affected Lender” means a Lender or Issuing Bank in respect of which a Borrower or Listco is at that time entitled to serve a notice under Clause 11.6 (Right of cancellation and repayment in relation to a single Lender or Issuing Bank) or whose rights and obligations under this Agreement would, but for this Clause 29.11, be cancelled pursuant to Clause 11.1 (Illegality) or Clause 11.2 (Illegality in relation to an Issuing Bank); and

“Non-Consenting Lender” means, in the event that:

(i)	Listco or any other Obligor or the Agent (at the request of Listco) has requested the Lenders (or any class of Lenders) to consent to a waiver or amendment of any provision of the Finance Documents;

(ii)

the waiver or amendment in question (A) requires the consent of more than the Majority Lenders (or more than the Majority Lenders under a Facility, as the case may be) or (B) is in respect of a Structural Adjustment or relates to a reduction in Margin, in each case, requiring the consent of each Lender affected by such Structural Adjustment or reduction in Margin; and

(iii)

(only to the extent required) the Majority Lenders (or the Majority Lenders of the relevant class or under the relevant Facility, as the case, may be) have consented to such waiver or amendment, provided that this requirement shall not apply to any waiver or amendment which relates to paragraphs (ii), (iii), (iv), (v) and (vi) of the definition of “Structural Adjustment” or to a reduction in Margin, any Lender which does not agree to consent to such request, waiver or amendment.

(c)	This Clause 29.11 shall not apply to a Listco Affiliate (unless the Majority Lenders otherwise agree).

29.12	Lender Affiliates

(a)	A Lender may nominate a branch or Affiliate to discharge its obligations to participate in one or more Utilisations:

(i)	in this Agreement;

(ii)	in the Transfer Certificate and Lender Accession Undertaking pursuant to which such Lender becomes a Party; or

(iii)

in a written notice from such Lender (in form and substance satisfactory to the Agent and Listco, each acting reasonably) delivered to the Agent and Listco not less than two Business Days prior to the Utilisation Date for that Utilisation.

(b)	Any branch or Affiliate nominated by a Lender to participate in a Utilisation shall:

(i)	participate therein in compliance with the terms of this Agreement;

(ii)

be entitled, to the extent of its participation, to all the rights and benefits of a Lender under the Finance Documents provided that such rights and benefits shall be exercised on its behalf by its nominating Lender save where law or regulation requires the branch or Affiliate to do so; and

(iii)	in the case of an Affiliate, become party to the Intercreditor Agreement.

(c)

Each Lender shall remain liable and responsible for the performance of all obligations assumed by a branch or Affiliate on its behalf and non-performance of a Lender’s obligations by its branch or Affiliate shall not relieve such Lender from its obligations under this Agreement.

(d)

No Obligor shall be liable to pay any amount otherwise required to be paid by an Obligor under Clause 18 (Tax gross-up and indemnities) or Clause 19 (Increased Costs) in excess of the amount it would have been obliged to pay if that Lender had not nominated its branch or Affiliate to participate in the relevant Facility or, to the extent that such Lender nominated such branch or

Affiliate for a particular Utilisation, in excess of the amount which it would have been obliged to pay had that Lender continued to make that particular Utilisation. Each Lender shall promptly notify the Agent and Listco of the jurisdiction of tax residence from which its branch or Affiliate will participate in the relevant Facility or Utilisations and such other information regarding that branch or Affiliate as Listco may reasonably request.

(e)	Any notice or communication to be made to a branch or an Affiliate of a Lender pursuant to Clause 37 (Notices):

(i)

may be served directly upon the branch or Affiliate, at the relevant address supplied to the Agent by the nominating Lender, where the Lender or the relevant branch or Affiliate requests this in order to mitigate any legal obligation to deduct withholding Tax from any payment to such branch or Affiliate or any payment obligation which might otherwise arise pursuant to Clause 19 (Increased Costs); or

(ii)	in any other circumstance, may be delivered to the address for the Lender provided pursuant to Clause 37 (Notices).

(f)	If a Lender nominates an Affiliate, that Lender and that Affiliate:

(i)

will be treated as having a single Commitment under the relevant Facility (being the Commitment of that Lender) but for all other purposes (other than those referred to in paragraphs (c) and (e)(ii) above and paragraph (ii) below) will be treated as separate Lenders; and

(ii)	will be regarded as a single Lender for the purpose of:

(A)	voting in relation to any matter in connection with a Finance Document; and

(B)	compliance with Clause 29.1 (Assignments and transfers by the Lenders); and

(C)	Clause 18 (Tax gross-up and indemnities) and Clause 19 (Increased Costs), which shall apply as if the relevant Affiliate had become a Lender on the date on which it is nominated.

30.	DEBT PURCHASE TRANSACTIONS

30.1	Debt Purchase Transactions

(a)

Listco shall not and shall ensure that no Obligor or other member of the Group shall (i) enter into any Debt Purchase Transaction other than by a Borrower of the relevant Facility to which that Debt Purchase Transaction relates in accordance with the other provisions of this Clause 30 or (ii) beneficially own all or any part of the share capital of a company that is a Lender or a party to, or itself be a Lender or a party to, a Debt Purchase Transaction of the type referred to in paragraph (b) or (c) of the definition of “Debt Purchase Transaction”.

(b)

A Borrower of the relevant Facility to which that Debt Purchase Transaction relates may purchase by way of assignment, pursuant to Clause 29 (Changes to the Lenders), a participation in any Term Loan in respect of which it is the Borrower and any related Commitment in accordance with paragraph (e) below or where:

(i)	such purchase is made for a consideration of par or less than par;

(ii)	such purchase is made using one of the processes set out at paragraph (c) or (d) below;

(iii)	such purchase is made at a time when no Default is continuing; and

(iv)

the consideration for such purchase is funded from (1) an amount which would otherwise be available to be, and is at that time permitted to be, paid in cash to shareholders of Listco (including, without limitation, pursuant to clauses (a) to (d) of Section 2 (Limitation on Restricted Payments)) of Schedule 19 (General Undertakings) or (2) New Equity or Subordinated Debt received after the Closing Date.

(c)

(i)	A Debt Purchase Transaction referred to in paragraph (b) above may be entered into pursuant to a solicitation process (a “Solicitation Process”) which is carried out as follows.

(ii)

Prior to 11.00 am on a given Business Day (the “Solicitation Day”) the relevant Borrower or a financial institution acting on its behalf (the “Purchase Agent”) will approach at the same time each Lender which participates in the relevant Term Facilities to enable them to offer to sell to the relevant Borrower(s) an amount of their participation in one or more Term Facilities. Any Lender wishing to make such an offer shall, by 11.00 am on the second Business Day following such Solicitation Day, communicate to the Purchase Agent details of the amount of its participations, and in which Term Facilities, it is offering to sell and the price at which it is offering to sell such participations. Any such offer shall be irrevocable until 11.00 am on the third Business Day following such Solicitation Day and shall be capable of acceptance by Listco on behalf of the relevant Borrower(s) on or before such time by communicating its acceptance in writing to the Purchase Agent or, if it is the Purchase Agent, the relevant Lenders. The Purchase Agent (if someone other than Listco) will communicate to the relevant Lenders which offers have been accepted by 12 noon on the third Business Day following such Solicitation Day. In any event by 11.00 am on the fourth Business Day following such Solicitation Day, Listco shall notify the Agent of the amounts of the participations purchased through the relevant Solicitation Process, the identity of the Term Facilities to which they relate and the average price paid for the purchase of participations in each relevant Term Facility. The Agent shall disclose such information to any Lender that requests such disclosure.

(iii)	Any purchase of participations in the Term Facilities pursuant to a Solicitation Process shall be completed and settled on or before the fifth Business Day after the relevant Solicitation Day.

(iv)

In accepting any offers made pursuant to a Solicitation Process Listco shall be free to select which offers and in which amounts it accepts but on the basis that in relation to a participation in a particular Term Facility it accepts offers in inverse order of the price offered (with the offer or offers at the lowest price being accepted first) and that if in respect of participations in a particular Term Facility it receives two or more offers at the same price it shall only accept such offers on a pro rata basis.

(d)

(i)	A Debt Purchase Transaction referred to in paragraph (b) above may also be entered into pursuant to an open order process (an “Open Order Process”) which is carried out as follows.

(ii)

Listco (on behalf of the relevant Borrower) may by itself or through another Purchase Agent place an open order (an “Open Order”) to purchase participations in one or more of the Term Facilities up to a set aggregate amount at a set price by notifying at the same time all the Lenders participating in the relevant Term Facilities of the same. Any Lender wishing to sell pursuant to an Open Order will, by 11.00 am on any Business Day following the date on which the Open Order is placed but no earlier than the first Business Day, and no later than the fifth Business Day, following the date on which the Open Order is placed, communicate to the Purchase Agent details of the amount of its participations, and in which Term Facilities, it is offering to sell. Any such offer to sell shall be irrevocable until 11.00 am on the Business Day following the date of such offer from the Lender and shall be capable of acceptance by Listco on behalf of the relevant Borrower(s) on or before such time by it communicating such acceptance in writing to the relevant Lender.

(iii)

Any purchase of participations in the Term Facilities pursuant to an Open Order Process shall be completed and settled by Midco on or before the fourth Business Day after the date of the relevant offer by a Lender to sell under the relevant Open Order.

(iv)

If in respect of participations in a Term Facility the Purchase Agent receives on the same Business Day two or more offers at the set price such that the maximum amount of such Term Facility to which an Open Order relates would be exceeded, Listco shall only accept such offers on a pro rata basis.

(v)

Listco shall, by 11.00 am on the sixth Business Day following the date on which an Open Order is placed, notify the Agent of the amounts of the participations purchased through such Open Order Process and the identity of the Term Facilities to which they relate. The Agent shall disclose such information to any Lender that requests the same.

(e)	For the avoidance of doubt, there is no limit on the number of occasions a Solicitation Process or an Open Order Process may be implemented.

(f)	In relation to any Debt Purchase Transaction entered into pursuant to this Clause 30, notwithstanding any other term of this Agreement or the other Finance Documents:

(i)

on completion of the relevant Debt Purchase Transaction, the portions of the Loans to which it relates shall (unless Listco confirms in a certificate to the Agent dated on or prior to the date of such Debt Purchase Transaction that there would be a material adverse tax impact on the Group as a result of such cancellation) be extinguished;

(ii)	such Debt Purchase Transaction and the related extinguishment referred to in paragraph (i) above shall not constitute a prepayment of the Facilities;

(iii)

for the purposes of the calculation of Consolidated EBITDA and testing compliance with the financial covenant in Clause 26 (Financial covenant) any impact of a Debt Purchase Transaction on Consolidated EBITDA shall be ignored;

(iv)	the Borrower which is the assignee shall be deemed to be an entity which fulfils the requirements of Clause 29.1 (Assignments and transfers by the Lenders) to be a New Lender;

(v)	no member of the Group shall be deemed to be in breach of any provision of Clause 27 (General undertakings) solely by reason of such Debt Purchase Transaction;

(vi)	Clause 34 (Sharing among the Finance Parties) shall not be applicable to the consideration paid under such Debt Purchase Transaction;

(vii)

for the avoidance of doubt, any extinguishment of any part of the Term Loans shall not affect any amendment or waiver which prior to such extinguishment had been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement;

(viii)

no member of the Group which entered into a Debt Purchase Transaction will be entitled to receive any payment pursuant to this Agreement or any other Finance Document unless it receives such amount pro rata with all other Lenders in the relevant Facility;

(ix)

any amount received by any member of the Group which has entered into a Debt Purchase Transaction (including, without limitation, the proceeds of any enforcement of security) shall be held on trust for distribution to the other Finance Parties and such member of the Group shall promptly (and in any event within 5 Business Days) pay an amount equal to that amount to the Agent for application in accordance with Clause 35.5 (Partial payments) (ignoring for the purposes of such application any member of the Group); and

(x)

no member of the Group which participates in a Debt Purchase Transaction shall be permitted to sell, transfer, assign, sub-participate or otherwise dispose of the subject matter of that Debt Purchase Transaction and Clause 30.2 (Disenfranchisement on Debt Purchase Transactions) shall apply.

30.2	Disenfranchisement on Debt Purchase Transactions

(a)	For so long as a Listco Affiliate or a member of the Group:

(i)	has entered into a Debt Purchase Transaction;

(ii)	beneficially owns a Commitment; or

(iii)

has entered into a sub-participation agreement relating to a Commitment or other agreement or arrangement having a substantially similar economic effect and such agreement or arrangement has not been terminated, in ascertaining the Majority Lenders or the Super Majority Lenders or whether any given percentage (including, for the avoidance of doubt, unanimity) of the Total Commitments or the agreement of any specified group of Lenders has been obtained to approve any request for a consent, waiver, amendment or other vote under the Finance Documents such Commitment shall be deemed to be zero and such member of the Group or Listco Affiliate or the person with whom it has entered into such sub-participation, other agreement or arrangement shall be deemed not to be a Lender (other than for the purposes of this Clause 30.2).

(b)

Each Lender shall, unless such Debt Purchase Transaction is an assignment or transfer, promptly notify the Agent in writing if it knowingly enters into a Debt Purchase Transaction with a Listco Affiliate or a member of the Group (a “Notifiable Debt Purchase Transaction”), such notification to be substantially in the form set out in Part I of Schedule 14 (Forms of Notifiable Debt Purchase Transaction Notice).

(c)

A Lender shall promptly notify the Agent if a Notifiable Debt Purchase Transaction to which it is a party is terminated, or ceases to be with a Listco Affiliate or a member of the Group, such notification to be substantially in the form set out in Part II of Schedule 14 (Forms of Notifiable Debt Purchase Transaction Notice).

(d)	Each Listco Affiliate and each member of the Group that is a Lender agrees that:

(i)

in relation to any meeting or conference call to which all the Lenders are invited to attend or participate, it shall not attend or participate in the same if so requested by the Agent or, unless the Agent otherwise agrees, be entitled to receive the agenda or any minutes of the same; and

(ii)

in its capacity as Lender, unless the Agent otherwise agrees, it shall not be entitled to receive any report or other document prepared at the behest of, or on the instructions of, the Agent or one or more of the Lenders.

31.	CHANGES TO THE OBLIGORS

31.1	Assignment and transfers by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

31.2	Additional Borrowers

(a)

Subject to compliance with the provisions of paragraphs (c) and (d) of Clause 25.8 (“Know your customer” checks), Listco may request that it or any of its Subsidiaries (other than Bondco) becomes an Additional Borrower. Listco or that Subsidiary (as applicable) shall become an Additional Borrower if:

(i)

subject to the consent of all the Revolving Facility Lenders, acting reasonably, it is incorporated in the United Kingdom, the British Virgin Islands, Germany, Austria, France, the Netherlands, Ireland, Denmark or the US; or

(ii)

all the Lenders (calculated, for this purpose, as if that definition only included Lenders under the respective Facility to which the respective Borrower wishes to accede), acting reasonably, approve the addition of that Subsidiary for the purposes of the relevant Facility, and (in each case):

(A)

Listco and (as applicable) that Subsidiary deliver to the Agent a duly completed and executed Accession Letter (which shall, in the case of the first Borrower to accede in any jurisdiction in which there is not a Borrower as at the Closing Date, contain any relevant ‘Qualifying Lender’ language for that jurisdiction, in such form as is agreed between Listco and the Agent);

(B)	Listco (or as applicable) the Subsidiary is (or becomes) a Guarantor prior to becoming a Borrower;

(C)	Listco confirms that no Default is continuing or would occur as a result of it (or as applicable) that Subsidiary becoming an Additional Borrower; and

(D)

the Agent has received all of the documents and other evidence listed in Part II of Schedule 2 (Conditions Precedent and Conditions Subsequent) in relation to that Additional Borrower, each in form and substance satisfactory to the Agent, acting reasonably.

(b)

The Agent shall notify Listco and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part II of Schedule 2 (Conditions Precedent and Conditions Subsequent) in relation to such Additional Borrower.

31.3	Resignation of a Borrower

(a)

In this Clause 31.3, Clause 31.5 (Resignation of a Guarantor) and Clause 31.7 (Resignation and release of Security on disposal), “Third Party Disposal” means the disposal of an Obligor to a person which is not a member of the Group where that disposal is permitted under Section 5 (Limitation on Sales of Assets and Subsidiary Stock) of Schedule 19 (General Undertakings) (and Listco confirms in writing to the Agent and the Security Agent to that effect).

(b)	Listco may request that any Borrower (other than Midco or Luxco) ceases to be a Borrower by delivering to the Agent a Resignation Letter.

(c)	The Agent shall accept a Resignation Letter and notify Listco and the other Finance Parties of its acceptance if:

(i)	Listco has confirmed that no Default is continuing or would result from the acceptance of the Resignation Letter;

(ii)	the Borrower is under no actual or contingent obligations as a Borrower under any Finance Document; and

(iii)

if the Borrower ceases to be a Borrower in connection with a Third Party Disposal, Listco has confirmed that it shall ensure that any relevant proceeds of such Third Party Disposal will be applied in accordance with Section 5 (Limitation on Sales of Assets and Subsidiary Stock) of Schedule 19 (General Undertakings) to the extent required.

(d)

Upon notification by the Agent to Listco of its acceptance of the resignation of a Borrower, that company shall cease to be a Borrower and shall have no further rights or obligations under the Finance Documents as a Borrower.

31.4	Additional Guarantors

(a)	Subject to compliance with the provisions of paragraphs (b) and (c) of Clause 25.8 (“Know your customer” checks), Listco may request that any of its Subsidiaries become an Additional Guarantor.

(b)	A member of the Group shall become an Additional Guarantor if:

(i)	Listco and the proposed Additional Guarantor deliver to the Agent a duly completed and executed Accession Letter;

(ii)

the Agent has received all of the documents and other evidence listed in Part II of Schedule 2 (Conditions Precedent and Conditions Subsequent) in relation to that Additional Guarantor, each in form and substance satisfactory to the Agent; and

(iii)	it grants Security (and Security is granted over its shares) in accordance with and if required by the Security Principles.

(c)

The Agent shall notify Listco and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part II of Schedule 2 (Conditions Precedent and Conditions Subsequent) in relation to such Subsidiary.

31.5	Resignation of a Guarantor

(a)

Listco may request that a Guarantor (other than a Nomad Holdco or, other than as a result of a Permitted Disposal to a non-Group company, a Material Company) ceases to be a Guarantor by delivering to the Agent a Resignation Letter if:

(i)

(A)	that Guarantor is being disposed of by way of a Third Party Disposal (as defined in paragraph (a) of Clause 31.3 (Resignation of a Borrower)) and Listco has confirmed this is the case; or

(B)

that Guarantor is not a Material Company (for this purpose, without giving effect to Section 8 (Suspension of Covenants on Achievement of Investment Grade Status) of Schedule 19 (General Undertakings)) and the Guarantor Coverage test set out in Clause 27.14 (Guarantors) is, taking into account the resignation of the relevant Guarantor, still met; or

(ii)	the Super Majority Lenders have consented to the resignation of that Guarantor.

(b)	The Agent shall accept a Resignation Letter and notify Listco and the Lenders of its acceptance if:

(i)	Listco has confirmed that no Default is continuing or would result from the acceptance of the Resignation Letter;

(ii)	no payment is due from the Guarantor under Clause 23.1 (Guarantee and indemnity);

(iii)	where the Guarantor is also a Borrower, it is under no actual or contingent obligations as a Borrower and has resigned and ceased to be a Borrower under Clause 31.3 (Resignation of a Borrower);

(iv)	Listco has confirmed that such Guarantor has ceased to be a guarantor and has ceased to provide any other credit support in relation to any Senior Secured Notes and any New Debt Financing; and

(v)

if the Guarantor ceases to be a Guarantor in connection with a Third Party Disposal, Listco has confirmed that it shall ensure that the relevant proceeds of such Third Party Disposal will be applied in accordance with Section 5 (Limitation on Sales of Assets and Subsidiary Stock) of Schedule 19 (General Undertakings) to the extent required.

(c)

Upon notification by the Agent to Listco of its acceptance of the resignation of a Guarantor, that company shall cease to be a Guarantor and shall have no further obligations under the Finance Documents as a Guarantor.

31.6	Repetition of representations

Delivery of an Accession Letter constitutes confirmation by the relevant Subsidiary that the representations and warranties referred to in paragraph (d) of Clause 24.21 (Times when representations made) are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

31.7	Resignation and release of Security on disposal

(a)	If a Guarantor resigns in accordance with the terms of this Agreement, then:

(i)

where that Guarantor created Transaction Security over any of its assets or business in favour of the Security Agent, or Transaction Security in favour of the Security Agent was created over the shares (or equivalent) of that Guarantor, the Security Agent shall, at the cost and request of Listco, release those assets, business or shares (or equivalent) and issue, where applicable, certificates of non-crystallisation;

(ii)	the resignation of that Guarantor and related release of Transaction Security referred to in paragraph (i) above shall not become effective until the date of resignation; and

(iii)

in the case of resignation in connection with a disposal, if the relevant disposal of that Guarantor is not made, the Resignation Letter of that Guarantor and the related release of Transaction Security referred to in paragraph (i) above shall have no effect and the obligations of the Guarantor and the Transaction Security created or intended to be created by or over that Guarantor shall continue in full force and effect.

(b)

If an Obligor disposes of any asset as expressly permitted by and in accordance with the terms of this Agreement (and Listco confirms in writing to the Agent and the Security Agent to that effect) and such asset is the subject of Transaction Security in favour of the Security Agent, the Security Agent shall, at the cost and request of Listco, release those assets and issue certificates of non-crystallisation.

(c)

If an Obligor wishes to enter into any netting or set-off arrangements which is a Permitted Lien or a Permitted Collateral Lien and is required to grant Security over the bank accounts which are the subject of that arrangement and/or its rights under any agreement governing or administering that arrangement and such assets (including any such rights) are the subject of Transaction Security in favour of the Security Agent, then the Security Agent shall, at the cost and request of Listco, release those assets and issue certificates of non-crystallisation, provided, however, that the applicable Obligor shall consult with the Security Agent as to whether any replacement Transaction Security in favour of the Security Agent may be granted over those assets without adversely affecting the commercial arrangement in relation to the desired netting or set-off arrangements (and, if the Obligor and the Security Agent agree (each acting reasonably and in good faith), such replacement Transaction Security shall be granted by the relevant Obligor in favour of the Security Agent, subject to the Security Principles).

SECTION 10

THE FINANCE PARTIES

32.	ROLE OF THE AGENT, THE ARRANGERS, THE ISSUING BANK AND OTHERS

32.1	Appointment of the Agent

(a)	Each of the Arrangers, the Lenders and the Issuing Bank appoints the Agent to act as its agent under and in connection with the Finance Documents.

(b)

Each of the Arrangers, the Lenders and the Issuing Bank authorises the Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

(c)

In connection with the ratification and raising of any Finance Document into the status of a Spanish Public Document, the Agent shall act as the agent and representative of each Finance Party and is hereby authorised on behalf of each Finance Party to enter into, enforce the rights of each Finance Party and represent each Finance Party in respect of the granting of any Spanish Public Document.

(d)

Notwithstanding the above, the Agent, acting at its discretion and to the extent reasonably possible, may invite the Finance Parties to enter into and/or to enforce the rights of each Finance Document (including any Transaction Security Document governed by Spanish law) jointly with the Agent. For the avoidance of doubt, the provision above does not grant any right to the Finance Parties to enter into and/or to enforce the rights under each Finance Document (including any Transaction Security Document governed by Spanish law) jointly with the Agent.

32.2	Duties of the Agent

(a)	Subject to paragraph (b) below, the Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

(b)

Without prejudice to Clause 29.7 (Copy of Transfer Certificate and Lender Accession Undertaking to Listco), paragraph (a) above shall not apply to any Transfer Certificate and Lender Accession Undertaking.

(c)	Except where a Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d)

If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(e)

If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent, the Arrangers or the Security Agent) under this Agreement, it shall promptly notify the other Finance Parties.

(f)	The Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

(g)

Neither the Agent nor the Security Agent shall have any duty or be under any obligation or responsibility to review or check the adequacy, accuracy or completeness, or otherwise monitor the application of (including the occurrence of any default or termination event under or in respect of), any Lender Accession Notice, Additional Facility Notice, Additional Facility Document or any information provided by an Additional Facility Lender.

(h)	The Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

(i)

In connection with the ratification and raising of any Finance Document into a Spanish Public Document, the Agent shall act as the agent of each Finance Party and is hereby authorised on behalf of each Finance Party to enter into, enforce the rights of each Finance Party under and represent each Finance Party in respect of the granting of a Spanish Public Document.

32.3	Role of the Arrangers

Except as specifically provided in the Finance Documents, none of the Arrangers has any obligations of any kind to any other Party under or in connection with any Finance Document.

32.4	No fiduciary duties

(a)	Nothing in this Agreement constitutes the Agent, any Arranger and/or the Issuing Bank acting as a trustee or fiduciary of any other person.

(b)

None of the Agent, the Security Agent, any Arranger, the Issuing Bank or any Ancillary Lender shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

32.5	Business with the Group

The Agent, the Security Agent, any Arranger, the Issuing Bank and each Ancillary Lender may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

32.6	Rights and discretions

(a)	The Agent, the Security Agent and the Issuing Bank may:

(i)	rely on:

(A)	any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised; and

(B)	any statement made by a director, authorised signatory or employee of any person regarding any matter which may reasonably be assumed to be within his knowledge or within his power to verify;

(ii)	assume that:

(A)	any instructions received by it from the Majority Lenders, the Super Majority Lenders, any Lenders or any group of Lenders are duly given in accordance with the terms of the Finance Documents; and

(B)	unless it has received notice of revocation, that those instructions have not been revoked; and

(iii)	rely on a certificate or any statement by or from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (iii) above, may assume the truth and accuracy of that certificate or statement.

(b)	The Agent and the Security Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under clauses (a), (b) or (c) of Section 1 of Schedule 20 (Events of Default));

(ii)	any right, power, authority or discretion vested in any Party or any group of Lenders has not been exercised; and

(iii)	any notice or request made by Listco (other than a Utilisation Request or Selection Notice) is made on behalf of and with the consent and knowledge of all the Obligors.

(c)	The Agent and the Security Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d)

Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Agent and the Security Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Agent and/or the Security Agent (and so separate from any lawyers instructed by the Lenders) if the Agent and/or the Security Agent in its reasonable opinion deems this to be desirable.

(e)

The Agent and the Security Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f)	The Agent and the Security Agent may act in relation to the Finance Documents through its officers, employees and agents and neither the Agent nor the Security Agent shall:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part, of any such person,

unless such error or such loss was directly caused by the Agent’s (or Security Agent’s, as the case may be) gross negligence or wilful misconduct.

(g)	Unless a Finance Document expressly provides otherwise the Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(h)

Notwithstanding any other provision of any Finance Document to the contrary, none of the Agent, the Security Agent, the Arrangers or the Issuing Bank is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(i)

Notwithstanding any provision of any Finance Document to the contrary, neither the Agent nor the Security Agent is obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

32.7	Lenders’ Instructions

(a)	The Agent shall:

(i)

unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by:

(A)	all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision;

(B)	the Super Majority Lenders if the relevant Finance Document stipulates the matter is a Super Majority Lender decision; and

(C)	in all other cases, the Majority Lenders; and

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above.

(b)

The Agent and the Security Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Lender or group of Lenders, from that Lender or group of Lenders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Agent and the Security Agent may refrain from acting unless and until it receives those instructions or that clarification.

(c)

Save in the case of decisions stipulated to be a matter for any other Lender or group of Lenders under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all the Finance Parties other than the Security Agent.

(d)

Each of the Agent and the Security Agent may refrain from acting in accordance with any instructions of any Lender or group of Lenders until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability (together with any associated VAT) which it may incur in complying with those instructions.

(e)	In the absence of instructions, the Agent may act (or refrain from acting) as it considers to be in the best interest of the Lenders.

(f)

The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender’s consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (f) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Transaction Security Documents or enforcement of the Transaction Security or Transaction Security Documents.

32.8	Responsibility for documentation

None of the Agent, the Security Agent, the Arrangers, the Issuing Bank or any Ancillary Lender is responsible or liable for:

(a)

the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, any Arranger, the Issuing Bank, an Ancillary Lender, an Obligor or any other person given in or in connection with any Finance Document or the transactions contemplated in the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(b)

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security; or

(c)

any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

32.9	No duty to monitor

Neither the Agent or the Security Agent shall be bound to enquire:

(a)	whether or not any Default (or default, event of default, or termination event, howsoever described) has occurred;

(b)	as to the performance, default or any breach by any Party of its obligations under any Finance Document; or

(c)	whether any other event specified in any Finance Document has occurred.

32.10	Exclusion of liability

(a)

Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Agent, the Security Agent, the Issuing Bank or any Ancillary Lender), none of the Agent, the Security Agent, the Issuing Bank, nor any Ancillary Lender will be liable for:

(i)

any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document or the Transaction Security, unless directly caused by its gross negligence or wilful misconduct;

(ii)

any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising in relation to any Additional Facility Notice or Additional Facility Document and/or failure by any person to comply with any applicable law or regulation, unless directly caused by its gross negligence or wilful misconduct;

(iii)

exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Finance Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document or the Transaction Security, unless caused directly by its gross negligence or wilful misconduct; or

(iv)	without prejudice to the generality of paragraphs (i) to (iii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of (i) nationalisation, expropriation or other governmental actions, (ii) any regulation, currency restriction, devaluation or fluctuation, (iii) market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event), (iv) breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems, (v) natural disasters or acts of God, (vi) war, terrorism, insurrection or revolution or (vii) strikes or industrial action.

(b)

No Party (other than the Agent, the Security Agent, the Issuing Bank or an Ancillary Lender (as applicable)) may take any proceedings against any officer, employee or agent of the Agent, the Issuing Bank or any Ancillary Lender in respect of any claim it might have against the Agent, the Issuing Bank or an Ancillary Lender or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document or any Transaction Document and any officer, employee or agent of the Agent, the Issuing Bank or any Ancillary Lender may rely on this Clause 32 subject to Clause 1.11 (Third party rights) and the provisions of the Third Parties Act.

(c)

The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

(d)

Nothing in this Agreement shall oblige the Agent or any Arranger to carry out any “know your customer” or other checks in relation to any person or any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Lender, on behalf of any Lender and each Lender confirms to the Agent and each Arranger that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent or any Arranger.

(e)

Without prejudice to any provision of any Finance Document excluding or limiting the Agent’s or the Security Agent’s liability, any liability of the Agent or the Security Agent arising under or in connection with any Finance Document or the Transaction Security shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Agent (or Security Agent, as applicable) or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Agent (or Security Agent, as applicable) at any time which increase the amount of that loss. In no event shall the Agent or the Security Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Agent or the Security Agent has been advised of the possibility of such loss or damages.

32.11	Lenders’ indemnity to the Agent and the Security Agent

(a)

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify each of the Agent and the Security Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Agent or the Security Agent (otherwise than by reason of the Agent’s or the Security Agent’s gross negligence or wilful misconduct) in acting as Agent or as Security Agent under the Finance Documents (unless the Agent or the Security Agent has been reimbursed by an Obligor pursuant to a Finance Document).

(b)

Upon the appointment of a successor, the retiring Security Agent shall be discharged from any further obligation in respect of the Finance Documents, including in relation to any action taken or not taken by the retiring Security Agent in connection with its retirement or resignation, but shall remain entitled to the benefit of paragraph (a) above.

32.12	Resignation of the Agent

(a)	The Agent may (after consultation with Listco) resign and appoint one of its Affiliates acting through an office in the United Kingdom as successor by giving notice to the Lenders and Listco.

(b)	Alternatively, the Agent may resign by giving notice to the Lenders and Listco, in which case the Majority Lenders (after consultation with Listco) may appoint a successor Agent.

(c)

If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) above within 30 days of notice of resignation being given, the Agent (after consultation with Listco) may appoint a successor Agent (acting through an office in the United Kingdom).

(d)

The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(e)	The Agent’s resignation notice shall only take effect upon the appointment of a successor.

(f)

Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 32.12. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g)

After consultation with Listco, the Majority Lenders may, by notice to the Agent, require it to resign in accordance with paragraph (b) above. In this event, the Agent shall resign in accordance with paragraph (b) above.

(h)

The Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:

(i)

the Agent fails to respond to a request under Clause 18.9 (FATCA Information) and Listco or a Lender reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)

the information supplied by the Agent pursuant to Clause 18.9 (FATCA Information) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	the Agent notifies Listco and the Lenders that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

and (in each case) Listco or a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, Listco or that Lender, by notice to the Agent, requires it to resign.

(i)

Any successor Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party, including the capacity to represent any Finance Party for the purposes of raising any Finance Document to the status of Spanish Public Document.

32.13	Confidentiality

(a)

In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

(c)

Notwithstanding any other provision of any Finance Document to the contrary, neither of the Agent or any Arranger are obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

32.14	Relationship with the Lenders

(a)

The Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five Business Days’ prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b)

Each Lender shall supply the Agent with any information that the Security Agent may reasonably specify (through the Agent) as being necessary or desirable to enable the Security Agent to perform its functions as Security Agent. Each Lender shall deal with the Security Agent exclusively through the Agent and shall not deal directly with the Security Agent.

(c)

Any Lender may by notice to the Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Clause 37.5 (Electronic communication)) electronic mail address and/or any other information required to enable the sending and receipt of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address, department and officer by that Lender for the purposes of Clause 37.2 (Addresses) and paragraph (a)(iii) of Clause 37.5 (Electronic communication) and the Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

32.15	Credit appraisal by the Lenders, Issuing Bank and Ancillary Lenders

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender, Issuing Bank and Ancillary Lender confirms to the Agent, each Arranger, the Issuing Bank and each Ancillary Lender that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document, including, but not limited to:

(a)	the financial condition, status and nature of each member of the Group;

(b)

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and the Transaction Security and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(c)

whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the Transaction Security or the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(d)

the adequacy, accuracy and/or completeness of any information provided by the Agent, any Party or any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(e)

the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property.

32.16	Reference Banks

The Agent may (in consultation with Listco) from time to time appoint any person who complies with the definition of “Reference Banks” to be a Reference Bank for the purposes of the Finance Documents.

32.17	Deduction from amounts payable by the Agent

If any Party owes an amount to the Agent under the Finance Documents, the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents, that Party shall be regarded as having received any amount so deducted.

32.18	Reliance and engagement letters

Each Finance Party confirms that each of the Arrangers and the Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Arrangers or the Agent (as the case may be)), the terms of any reliance letter or engagement letters relating to any reports or letters provided by accountants in connection with the Finance Documents or the transactions contemplated in the Finance Documents (including any net asset letter in connection with the financial assistance procedures) and to bind it in respect of those reports or letters and to sign such letters on its behalf and further confirms that it agrees to be bound by and accepts the terms and qualifications set out in such letters.

32.19	The Register

The Agent, acting for these purposes solely as an agent of the Borrowers, will maintain (and make available upon reasonable prior notice at reasonable times for inspection by the Borrowers and, in respect of its own Commitments and Loans, each Lender) a register for the recordation of, and will record, the names and addresses of the Lenders and the respective amounts of the Commitments and participations in Loans of each Lender from time to time (the “Register”). Absent manifest error, the entries in the Register shall be conclusive and binding for all purposes and the Borrowers, the Agent and the Lenders shall treat each person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement.

32.20	Amounts paid in error

(a)

If the Agent pays an amount to another Party and the Agent notifies that Party that such payment was an Erroneous Payment then the Party to whom that amount was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

(b)	Neither:

(i)	the obligations of any Party to the Agent; nor

(ii)	the remedies of the Agent,

(whether arising under this Clause 32.20 or otherwise) which relate to an Erroneous Payment will be affected by any act, omission, matter or thing (including, without limitation, any obligation pursuant to which an Erroneous Payment is made) which, but for this paragraph (b), would reduce, release, preclude or prejudice any such obligation or remedy (whether or not known by the Agent or any other Party).

(c)

All payments to be made by a Party to the Agent (whether made pursuant to this Clause 32.20 or otherwise) which relate to an Erroneous Payment shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

(d)	In this Agreement, “Erroneous Payment” means a payment of an amount by the Agent to another Party which the Agent determines (in its sole discretion) was made in error.

33.	CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

34.	SHARING AMONG THE FINANCE PARTIES

34.1	Payments to Finance Parties

If a Finance Party (a “Recovering Finance Party”) receives or recovers any amount from an Obligor other than in accordance with Clause 35 (Payment mechanics) and applies that amount to a payment due under the Finance Documents, then:

(a)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery to the Agent;

(b)

the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 35 (Payment mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(c)

the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the “Sharing Payment”) equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 35.5 (Partial payments).

34.2	Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Clause 35.5 (Partial payments).

34.3	Recovering Finance Party’s rights

(a)

On a distribution by the Agent under Clause 34.2 (Redistribution of payments), the Recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

(b)

If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (a) above, the Finance Parties which have shared in the redistribution will turn over any proceeds received from the relevant Obligor on such rights promptly upon receipt of the same to the Recovering Finance Party.

34.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)

each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 34.2 (Redistribution of payments) shall, upon request of the Agent, pay to the Agent for account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay); and

(b)

that Recovering Finance Party’s rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing Finance Party for the amount so reimbursed.

34.5	Exceptions

(a)

This Clause 34 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause 34, have a valid and enforceable claim against the relevant Obligor.

(b)

A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)	it notified the other Finance Party of the legal or arbitration proceedings; and

(ii)

the other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

(c)

Without prejudice to paragraph (b) above, this Clause 34 shall apply to the extent that a Recovering Finance Party shall have received an amount in excess of the amount it would have received in accordance with Clause 35 (Payment mechanics) pursuant to article 280.7 of Spanish Insolvency Law, unless the Recovering Finance Party prior to commencement of insolvency proceedings against an Obligor has requested the Agent to start such proceedings jointly on behalf of the Lenders and such request has not been approved by the Majority Lenders within five Business Days of such request.

(d)

This Clause 34 shall not apply to the extent that, in the event of insolvency of any Obligor, a Lender is declared to be a specially related person under articles 282 or 283 of the Spanish Insolvency Law (the “Related Lender”) and, as a result thereof, the credit rights of that Lender against any of the Obligors under this Agreement are considered subordinated claims for the purposes of the insolvency proceedings. In such event all payments received by the Lenders shall be distributed in full amongst all Lenders, excluding any Related Lender, in proportion to their respective participation in the relevant Facilities.

34.6	Ancillary Lenders

(a)

This Clause 34 shall not apply to any receipt or recovery by a Lender in its capacity as an Ancillary Lender at any time prior to service of notice under paragraph (a) or (b) of Clause 28.7 (Acceleration).

(b)

Following service of notice under paragraph (a) or (b) of Clause 28.7 (Acceleration), this Clause 34 shall apply to all receipts or recoveries by Ancillary Lenders except to the extent that the receipt or recovery represents a reduction from the Designated Gross Amount for an Ancillary Facility to its Designated Net Amount.

SECTION 11

ADMINISTRATION

35.	PAYMENT MECHANICS

35.1	Payments to the Agent

(a)

On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, excluding a payment under the terms of an Ancillary Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)

Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in a Participating Member State or London) with such bank as the Agent specifies.

35.2	Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 35.3 (Distributions to an Obligor) and Clause 35.4 (Clawback), be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days’ notice with a bank in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London).

35.3	Distributions to an Obligor

The Agent may (with the consent of the Obligor or in accordance with Clause 36 (Set-off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

35.4	Clawback

(a)

Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b)

If the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

35.5	Partial payments

(a)

If the Agent receives a payment for application against amounts due in respect of any Finance Documents that is insufficient to discharge all the amounts then due and payable by an Obligor under those Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent, the Arrangers the Issuing Bank and the Security Agent under the Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under the Finance Documents;

(iii)

thirdly, in or towards payment pro rata of any principal due but unpaid under those Finance Documents and any amount due but unpaid under Clause 7.2 (Claims under a Letter of Credit) and Clause 7.3 (Indemnities); and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b)	The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (a)(iv) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

35.6	No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

35.7	Business Days

(a)

Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement, interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

35.8	Currency of account

(a)	Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b)	A repayment of a Utilisation or Unpaid Sum or a part of a Utilisation or Unpaid Sum shall be made in the currency in which that Utilisation or Unpaid Sum is denominated on its due date.

(c)	Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e)

Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency and (unless a contrary indication appears) any fee expressed to be payable in respect of a Facility shall be made in the currency in which such Facility was denominated when such fee accrued.

35.9	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)

any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with Listco); and

(ii)

any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

(b)

If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with Listco) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Market and otherwise to reflect the change in currency.

35.10	Additional Facility administration

Notwithstanding anything to the contrary in any Finance Document (unless it would require an all Lender consent), in relation to any Additional Facility, the Agent, Listco and the relevant Additional Facility Lender shall be permitted to agree alternative arrangements regarding the administration and operation of that Additional Facility (including, without limitation, in relation to the time, method and place of payments and the delivery of notices and other communications in relation to that Additional Facility).

36.	SET-OFF

(a)

If an Event of Default is continuing, a Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

(b)

Any credit balances taken into account by an Ancillary Lender when operating a net limit in respect of any overdraft under an Ancillary Facility shall on enforcement of the Finance Documents be applied first in reduction of the overdraft provided under that Ancillary Facility in accordance with its terms.

37.	NOTICES

37.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

37.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of any Obligor that communicated to the Agent in writing prior to the Closing Date;

(b)	in the case of each Lender, the Issuing Bank, or each Ancillary Lender, that notified in writing to the Agent on or prior to the date on which it becomes a Party; and

(c)	in the case of the Agent:

Address: Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB

Email: Maureen.Greene@Citi.com

Attention: Maureen Greene

(d)	in the case of the Security Agent:

Address: The News Building, Level 6, 3 London Bridge Street, SE1 9SG, London

Email: deals@ats.kroll.com / Georgina.lee@kroll.com

Attention: Georgina Lee

or any substitute address, fax number or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days’ notice.

37.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 37.2 (Addresses), if addressed to that department or officer.

(b)

Any communication or document to be made or delivered to the Agent or the Security Agent will be effective only when actually received by the Agent or Security Agent and then only if it is expressly marked for the attention of the department or officer identified with the Agent’s or Security Agent’s signature below (or any substitute department or officer as the Agent or Security Agent shall specify for this purpose).

(c)	All notices from or to an Obligor shall be sent through the Agent.

(d)	Any communication or document made or delivered to Listco in accordance with this Clause 37.3 will be deemed to have been made or delivered to each of the Obligors.

37.4	Notification of address and fax number

Promptly upon receipt of notification of an address or fax number or change of address or fax number pursuant to Clause 37.2 (Addresses) or changing its own address or fax number, the Agent shall notify the other Parties.

37.5	Electronic communication

(a)

Any communication to be made between the Agent or the Security Agent and a Lender under or in connection with the Finance Documents may be made by electronic mail or other electronic means if the Agent, the Security Agent and the relevant Lender:

(i)	agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(iii)	notify each other of any change to their address or any other such information supplied by them.

(b)

Any electronic communication made between the Agent and a Lender or the Security Agent will be effective only when actually received in readable form and in the case of any electronic communication made by a Lender to the Agent or the Security Agent only if it is addressed in such a manner as the Agent or Security Agent shall specify for this purpose.

37.6	Use of websites

(a)

Listco may satisfy its obligation under this Agreement to deliver any information in relation to those Lenders (the “Website Lenders”) who accept this method of communication by posting this information onto a website designated by Listco and the Agent (the “Designated Website”) if:

(i)	the Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

(ii)	both Listco and the Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(iii)	the information is in a format previously agreed between Listco and the Agent.

If any Lender (a “Paper Form Lender”) does not agree to the delivery of information electronically, then the Agent shall notify Listco accordingly and Listco shall, at its own cost, supply the information to the Agent (in sufficient copies for each Paper Form Lender) in paper form. In any event, Listco shall, at its own cost, supply the Agent with at least one copy in paper form of any information required to be provided by it.

(b)	The Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by Listco and the Agent.

(c)	Listco shall, promptly upon becoming aware of its occurrence, notify the Agent if:

(i)	the Designated Website cannot be accessed due to technical failure;

(ii)	the password specifications for the Designated Website change;

(iii)	any new information which is required to be provided under this Agreement is posted on the Designated Website;

(iv)	any existing information which has been provided under this Agreement and posted on the Designated Website is amended; or

(v)	Listco becomes aware that the Designated Website or any information posted on the Designated Website is or has been infected by any electronic virus or similar software.

If Listco notifies the Agent under paragraph (i) or (v) above, all information to be provided by Listco under this Agreement after the date of that notice shall be supplied in paper form unless and until the Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.

(d)

Any Website Lender may request, through the Agent, one paper copy of any information required to be provided under this Agreement which is posted on the Designated Website. Listco shall, at its own cost, comply with any such request within 10 Business Days.

(e)

Listco acknowledges that the Agent will make available to Website Lenders material and/or information provided by or on behalf of Listco (or, as the case may be, any other member of the Group) (collectively, “Group Information”) by posting that Group Information on the Designated Website and that certain of those Website Lenders (each such Website Lender, a “Public Lender”) may have personnel who do not wish to receive material non-public information (within the meaning of applicable securities laws or, as the case may be, other applicable laws and/or regulations) with respect to the Group or any debt, equity or other securities of any member of the Group, and who may be engaged in investment and other market-related activities with respect to any such securities.

(f)

Listco agrees that it will (and Listco will ensure that each other member of the Group shall) use commercially reasonable efforts to identify that portion of any Group Information that may be distributed to Public Lenders and that:

(i)	all such Group Information shall be clearly marked on its face as either being “Public Side Information” or (as applicable) “Private Side Information”;

(ii)

that by marking any Group Information as “Public Side Information”, Listco (or, as the case may be, any other member of the Group) shall be deemed to have authorised the Finance Parties to treat such Group Information as not containing any material non-public information with respect to the Group or any debt, equity or other securities of any member of the Group for purposes of applicable securities laws or, as the case may be, other applicable laws and/or regulations;

(iii)	all Group Information marked “Public Side Information” is permitted to be made available through a section or other area of the Designated Website which is designated “Public Side Information”;

(iv)	all Group Information marked “Private Side Information” is permitted to be made available through a section or other area of the Designated Website which is designated “Private Side Information”; and

(v)

the Group Information that is not marked “Public Side Information” shall be deemed to contain material non-public information (for purposes of applicable securities laws or, as the case may be, other applicable laws and/or regulations) and shall not be suitable for posting on the section or other area of the Designated Website designated “Public Side Information”.

37.7	English language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)

if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

37.8	Communications to be made outside Austria

Notwithstanding any other provision of the Finance Documents, any communication to be made under or in connection with the Finance Documents shall be made to the address outside the Republic of Austria. The foregoing sentence applies mutatis mutandis to any communication made by fax, electronic message or in other written form.

37.9	USA Patriot Act

Each Lender that is subject to the requirements of the USA Patriot Act hereby notifies each Obligor that, pursuant to the requirements of the USA Patriot Act, such Lender is required to obtain, verify and record information that identifies such Obligor, which information includes the name and address of such Obligor and other information that will allow such Lender to identify such Obligor in accordance with the USA Patriot Act.

38.	CALCULATIONS AND CERTIFICATES

38.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

38.2	Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

38.3	Day count convention

(a)	Any interest, commission or fee accruing under a Finance Document will accrue from day to day and the amount of any such interest, commission or fee is calculated:

(i)	on the basis of the actual number of days elapsed and a year of 360 days (or, in any case where the practice in the Relevant Market differs, in accordance with that market practice); and

(ii)	subject to paragraph (b) below, without rounding.

(b)	The aggregate amount of any accrued interest, commission or fee which is, or becomes, payable by an Obligor under a Finance Document shall be rounded to 2 decimal places.

39.	PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

40.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

41.	AMENDMENTS AND WAIVERS

41.1	Required consents

(a)

Subject to Clause 41.2 (Exceptions), any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and Listco and any such amendment or waiver will be binding on all Parties.

(b)	The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 41.

(c)

Each Obligor agrees to any such amendment or waiver permitted by this Clause 41 which is agreed to by Listco, which includes any amendment or waiver which would, but for this paragraph (c), require the consent of all of the Obligors.

41.2	Exceptions

(a)	An amendment or waiver that has the effect of changing or which relates to:

(i)	the definition of “Majority Lenders” or “Super Majority Lenders” in Clause 1.1 (Definitions);

(ii)	the definitions of “Instructing Group” or “Majority Senior Secured Creditors” in the Intercreditor Agreement;

(iii)	any provision which expressly requires the consent of all the Lenders;

(iv)

Clause 2.2 (Finance Parties’ rights and obligations), Clause 29 (Changes to the Lenders), Clause 34 (Sharing among the Finance Parties) (other than changes consequential on or required to implement a Structural Adjustment or an Additional Facility) or this Clause 41 (including the definition of “Structural Adjustment”);

(v)

any amendment to the order of priority or subordination under the Intercreditor Agreement or the manner in which the proceeds of enforcement of the Transaction Security are distributed (other than changes consequential on or required to implement a Structural Adjustment or an Additional Facility); or

(vi)

clauses 2 (Ranking and Priority), 10 (Effect of Insolvency Event), 11 (Turnover of receipts), 12 (Redistribution), 13 (Enforcement of Transaction Security), 15 (Application of proceeds), 15.10 (Equalisation), 26 (Consents, amendments and override) and 30 (Governing law) of the Intercreditor Agreement (other than changes consequential on or required to implement a Structural Adjustment or an Additional Facility),

shall not be made without the prior consent of all the Lenders.

(b)	An amendment or waiver that has the effect of changing or which relates to:

(i)	Clause 26.2 (Financial condition) or any other term or provision of or definition contained in Clause 26 (Financial covenant) but (in each case) solely insofar as that amendment or waiver relates to the calculation, determination, testing, removal and/or remedy of the financial covenant in Clause 26.2 (Financial condition) for the purposes of a Default under paragraph (b) of that definition or an Event of Default under paragraph (b) of that definition (and not for any other purpose, including, without limitation, for the purposes of calculating the Consolidated Leverage Ratio as used in any basket or threshold or incurrence test (in each case) to determine whether any particular transaction is permitted or is not permitted);

(ii)	a waiver of any Financial Covenant Event of Default or any Default that arises as a result of any Financial Covenant Event of Default;

(iii)	paragraph (b) of Clause 28.7 (Acceleration); and

(iv)	the definition of “Financial Covenant Event of Default” or “Majority RCF Lenders”,

shall require the consent of the Majority RCF Lenders (and no consent of any other Finance Party shall be required).

(c)

An amendment or waiver that has the effect of releasing any Transaction Security (unless (i) permitted under this Agreement or any other Finance Document, (ii) relating to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document or (iii) made at any time at which the conditions referred to in Section 8 (Suspension of Covenants on Achievement of Investment Grade Status) of Schedule 19 (General Undertakings) are not satisfied (and not, for the avoidance of any doubt, otherwise) and the Guarantor Coverage set out in Clause 27.14 (Guarantors) is maintained (taking into account, for this purpose, the effect of that release)) shall not be made without the prior consent of the Super Majority Lenders.

(d)

Any term of the Finance Documents may be amended by the Agent and the Obligors’ Agent (without the consent of any other Party) in order to correct any manifest error, resolve ambiguities or reflect changes of a minor, technical or administrative nature.

(e)

Any amendment or waiver which relates to the rights or obligations applicable to a particular Utilisation, Loan, Facility or class of Lenders, and which does not materially and adversely affect the rights or interests of Lenders in respect of other Utilisations, Loans, Facilities or another class of Lender, may be made with only the consent of the Majority Lenders (or the relevant Lenders or Super Majority Lenders, as the case may be) as if references in this Clause 41.2 to “Lenders” (including as used in the definitions of “Majority Lenders” and “Super Majority Lenders”, as the case may be) were only to Lenders participating in that Utilisation, Loan, Facility or forming part of that affected class.

(f)

An amendment or waiver which relates to the rights or obligations of the Agent, any Arranger, the Issuing Bank, the Security Agent or any Ancillary Lender may not be effected without the consent of the Agent, that Arranger, the Issuing Bank, the Security Agent or that Ancillary Lender.

(g)	Subject to the provisions of the Intercreditor Agreement, a Structural Adjustment may be approved only with the consent of:

(i)

in the case of a Structural Adjustment under paragraphs (ii), (iii) (iv), (v) and (as applicable) (vi) of the definition of “Structural Adjustment”, each Lender that is participating in that extension, redenomination, reduction or change; or

(ii)

in the case of any Structural Adjustment under paragraphs (i) and (as applicable) (vi) of the definition of “Structural Adjustment”, the Majority Lenders and each Lender that is assuming a Commitment or an increased Commitment in the relevant Loan or Facility or participating in the additional loan, commitment, tranche or facility (as the case may be), provided that (notwithstanding any term of any Finance Document to the contrary) no Majority Lender consent (nor the consent of any other Lender, other than each Lender referred to in paragraph (i) above) shall be required to introduce an additional tranche or facility into this Agreement (or any other Finance Document, as applicable) in order implement or to give effect to any Structural Adjustment under paragraph (ii), (iii), (iv), (v) or (as applicable) (vi) of the definition of “Structural Adjustment”.

(h)

For the purposes of this Clause 41, “Structural Adjustment” means an amendment, waiver or variation of the terms of some or all of the Finance Documents that results from or is intended to result from or constitutes:

(i)	an increase in or addition of any Commitment, the introduction of an additional loan, commitment, tranche or facility into the Finance Documents, which does not rank senior to the Facilities;

(ii)	any extension of the availability of any Commitment, any redenomination of any Commitment into another currency or extension of any Availability Period;

(iii)	an extension to the date of payment or maturity of any principal, interest, fees, commission or other amount payable under the Finance Documents;

(iv)	a reduction in the Margin or a reduction in any payment of principal, interest, fees, commission or other amount payable;

(v)	a change in currency of payment of any principal, interest, fees, commission or other amount payable under the Finance Documents; and

(vi)

any amendment to the Finance Documents (including changes to, the taking of or the release coupled with the immediate retaking of Security) consequential on or required to implement anything described in paragraphs (i) to (v) above.

(i)

If a Lender does not accept or reject an amendment or waiver request within 10 Business Days (unless Listco and the Agent agree to a longer time period in relation to any request) of it being made, it and/or (as applicable) its Commitments and/or participations shall not be included for the purpose of any unanimous Lender amendment or waiver request, any request in respect of a Structural Adjustment or for the purpose of calculating the Total Commitments or participations under the relevant Facility when ascertaining whether any such request is accepted or reject by a particular Lender or whether a certain percentage of Total Commitments and/or participations has been obtained to approve or refuse any such amendment or waiver.

(j)

Notwithstanding anything to the contrary in this Agreement, an amendment or waiver to this Agreement with respect to or in connection with Clause 14.12 (Sustainability Adjustment), (in so far as it relates to or is in connection with Clause 14.12 (Sustainability Adjustment)) Clause 25.1 (Provision and contents of Compliance Certificate), Clause 25.9 (Sustainability Report), any KPI Target (or related definitions) or any other provision or term of this Agreement in so far as it relates to or is in connection with Clause 14.12 (Sustainability Adjustment) and/or any KPI Targets (including any reporting) shall require the prior consent of Listco and all the Revolving Facility Lenders.

41.3

An amendment or waiver which relates to paragraph (c) of Clause 24.20 (Anti-Corruption Laws, Anti-Money Laundering and Sanctions) or paragraph (d) of Clause 27.18 (Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions) may not be effected without the consent of each Relevant Party.

41.4	Changes to reference rates

(a)

Subject to Clause 41.2 (Exceptions), if a Published Rate Replacement Event has occurred in relation to any Published Rate for a currency which can be selected for a Loan, any amendment or waiver which relates to:

(i)	providing for the use of a Replacement Benchmark in relation to that currency in place of that Published Rate; and

(ii)

(A)	aligning any provision of any Finance Document to the use of that Replacement Benchmark;

(B)

enabling that Replacement Benchmark to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Benchmark to be used for the purposes of this Agreement);

(C)	implementing market conventions applicable to that Replacement Benchmark;

(D)	providing for appropriate fallback (and market disruption) provisions for that Replacement Benchmark; or

(E)

adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Benchmark (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Agent (acting on the instructions of the Majority Lenders) and the Obligors’ Agent.

(b)

An amendment or waiver that relates to, or has the effect of, aligning the means of calculation of interest on a Compounded Rate Loan in any currency under this Agreement to any recommendation of a Relevant Nominating Body which:

(i)	relates to the use of a risk-free reference rate on a compounded basis in the international or any relevant domestic syndicated loan markets; and

(ii)	is issued on or after the date of this Agreement,

may be made with the consent of the Agent (acting on the instructions of the Majority Lenders) and the Obligors’ Agent.

(c)

If any Lender fails to respond to a request for an amendment or waiver described in paragraph (a) or paragraph (b) above within 15 Business Days (or such longer time period in relation to any request which Listco and the Agent may agree) of that request being made:

(i)

its Commitment(s) shall not be included for the purpose of calculating the Total Commitments under the relevant Facility/ies when ascertaining whether any relevant percentage of Total Commitments has been obtained to approve that request; and

(ii)	its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

(d)	In this Clause 41.3:

“Published Rate” means:

(i)	an RFR;

(ii)	the Screen Rate for any Quoted Tenor; or

(iii)	the Term SOFR for any Quoted Tenor.

“Published Rate Replacement Event” means, in relation to a Published Rate:

(i)	the methodology, formula or other means of determining that Published Rate has, in the opinion of the Majority Lenders and the Obligors’ Agent, materially changed;

(ii)

(A)

(1)	the administrator of that Published Rate or its supervisor publicly announces that such administrator is insolvent; or

(2)

information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Published Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide that Published Rate;

(B)

the administrator of that Published Rate publicly announces that it has ceased or will cease to provide that Published Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Published Rate;

(C)	the supervisor of the administrator of that Published Rate publicly announces that such Published Rate has been or will be permanently or indefinitely discontinued; or

(D)	the administrator of that Published Rate or its supervisor announces that that Published Rate may no longer be used; or

(iii)

the administrator of that Published Rate determines that that Published Rate should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(A)	the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Majority Lenders and the Obligors’ Agent) temporary; or

(B)	that Published Rate is calculated in accordance with any such policy or arrangement for a period no less than 10 days; or

(iv)	in the opinion of the Majority Lenders and the Obligors’ Agent, that Published Rate is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.

“Relevant Nominating Body” means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

“Replacement Benchmark” means a benchmark rate which is:

(i)	formally designated, nominated or recommended as the replacement for a Published Rate by:

(A)	the administrator of that Published Rate (provided that the market or the economic reality that such reference rate measures is the same as that measured by that Published Rate); or

(B)	any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the “Replacement Benchmark” will be the replacement under paragraph (B) above;

(ii)

in the opinion of the Majority Lenders and the Obligors’ Agent, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor to a Published Rate; or

(iii)	in the opinion of the Majority Lenders and the Obligors’ Agent, an appropriate successor to a Published Rate.

42.	CONFIDENTIALITY

42.1	Confidential Information

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 42.2 (Disclosure of information), Clause 42.3 (Disclosure to numbering service providers) and Clause 42.4 (Disclosure to administration/settlement service providers) and to ensure that all Confidential Information is protected with security measure and a degree of care that it would apply to its own confidential information.

42.2	Disclosure of information

(a)

Any Finance Party may disclose to (x) any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information and (y) any other person:

(i)

to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under one or more Finance Documents and to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(ii)

with (or through) whom that Finance Party enters into (or may potentially enter into) whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(iii)

to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation; or

(iv)	required in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(v)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 29.8 (Security Interests over Lenders’ rights); or

(vi)	who is a Party,

such Confidential Information as that Lender or other Finance Party shall consider appropriate if:

(A)	in relation to paragraphs (i) and (ii) above, the person to whom the information is to be given has entered into a Confidentiality Undertaking; or

(B)

in relation to paragraph (v) above, the person to whom the information is to be given is informed of its confidential nature and that some or all of such information may be price-sensitive information.

(b)

Any Finance Party may disclose to a rating agency or its professional advisers, or (with the consent of Listco) any other person (excluding, for the avoidance of doubt, any person listed or, as the case may be, described in paragraph (a) above), such information about any Obligor or the Group which it has received from the Obligors under this Agreement and the Finance Documents as that Finance Party shall consider appropriate if that rating agency or such person is informed of its confidential nature and that some or all of such information may be price-sensitive information.

(c)

Any Confidentiality Undertaking signed by a Finance Party pursuant to this Clause 42.2 shall supersede any prior confidentiality undertaking signed by such Finance Party for the benefit of any member of the Group. A copy of each Confidentiality Undertaking (and any amendment thereto) shall be provided to Listco by the respective Lender within 10 Business Days of Listco’s written request.

42.3	Disclosure to numbering service providers

(a)

Notwithstanding any other term of any Finance Document or any other agreement between the Parties to the contrary (whether express or implied), any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facilities and/or one or more Obligors the following information:

(i)	names of Obligors;

(ii)	country of domicile of Obligors;

(iii)	place of incorporation of Obligors;

(iv)	date of this Agreement;

(v)	the names of the Agent and the Arrangers;

(vi)	date of each amendment and restatement of this Agreement;

(vii)	amount of Total Commitments;

(viii)	currencies of the Facilities;

(ix)	type of Facilities;

(x)	ranking of Facilities;

(xi)	Termination Date for Facilities;

(xii)	changes to any of the information previously supplied pursuant to paragraphs (i) to (xi) above; and

(xiii)	such other information agreed between such Finance Party and Listco,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(b)

The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facilities and/or one or more Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c)	Each Obligor represents that none of the information set out in paragraphs (a)(i) to (xiii) above is, nor will at any time be, unpublished price-sensitive information.

(d)	The Agent shall notify Listco and the other Finance Parties of:

(i)	the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facilities and/or one or more Obligors; and

(ii)	the number or, as the case may be, numbers assigned to this Agreement, the Facilities and/or one or more Obligors by such numbering service provider.

42.4	Disclosure to administration/settlement service providers

Notwithstanding any other term of any Finance Document or any other agreement between the Parties to the contrary (whether express or implied), any Finance Party may disclose to any person appointed by:

(a)	that Finance Party;

(b)	a person to (or through) whom that Finance Party assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under this Agreement; and/or

(c)

a person with (or through) whom that Finance Party enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or any Obligor, to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this Clause 42.4 if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for use with Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between Listco and the relevant Finance Party.

42.5	Consent pursuant to Austrian Banking Act

For the avoidance of doubt, each Austrian Obligor herewith explicitly consents within the meaning of section 38 para 1 no 5 of the Austrian Banking Act (Bankwesengesetz – BWG) to a disclosure of Confidential Information pursuant to, and in accordance with the limitations of, this Clause 42 and explicitly waives any banking secrecy obligations the Finance Parties may have under section 38 of the Austrian Banking Act in this respect.

43.	CONFIDENTIALITY OF FUNDING RATES

43.1	Confidentiality and disclosure

(a)	The Agent and each Obligor agree to keep each Funding Rate confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b) and (c) below.

(b)	The Agent may disclose:

(i)	any Funding Rate to the relevant Borrower pursuant to Clause 14.11 (Notification of rates of interest); and

(ii)

any Funding Rate to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Agent and the relevant Lender.

(c)	The Agent may disclose any Funding Rate, and each Obligor may disclose any Funding Rate, to:

(i)

any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives if any person to whom that Funding Rate is to be given pursuant to this paragraph (i) is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or is otherwise bound by requirements of confidentiality in relation to it;

(ii)

any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances;

(iii)

any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances; and

(iv)	any person with the consent of the relevant Lender.

43.2	Related obligations

(a)

The Agent and each Obligor acknowledge that each Funding Rate is or may be price-sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Agent and each Obligor undertake not to use any Funding Rate for any unlawful purpose.

(b)	The Agent and each Obligor agree (to the extent permitted by law and regulation) to inform the relevant Lender:

(i)

of the circumstances of any disclosure made pursuant to paragraph (c)(ii) of Clause 43.1 (Confidentiality and disclosure) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(ii)	upon becoming aware that any information has been disclosed in breach of this Clause 43.

43.3	No Event of Default

No Event of Default will occur under paragraph (c) of Section 1 of Schedule 20 (Events of Default) by reason only of an Obligor’s failure to comply with this Clause 43.

44.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

45.	BAIL-IN

45.1	Contractual recognition of bail-in

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

45.2	Bail-in definitions

In this Clause 45:

“Article 55 BRRD” means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)

in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;

(b)	in relation to the United Kingdom, the UK Bail-In Legislation; and

(c)

in relation to any state other than such an EEA Member Country and the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“UK Bail-In Legislation” means Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

“Write-down and Conversion Powers” means:

(a)

in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b)

in relation to the UK Bail-In Legislation, any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(c)	in relation to any other applicable Bail-In Legislation:

(i)

any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar analogous powers under that Bail-In Legislation.

46.	ACKNOWLEDGEMENT REGARDING ANY SUPPORTED QFCS

(a)

To the extent that the Finance Documents provide support, through a guarantee or otherwise, for Hedging Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the Parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Finance Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States or the laws of any other jurisdiction):

(i)

in the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States;

(ii)

in the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Finance Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Finance Documents were governed by the laws of the United States or a state of the United States; and

(iii)

without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Lender which is insolvent shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)	As used in this Clause 46, the following terms have the following meanings:

“BHC Act Affiliate” of a Party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such Party.

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning given to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

SECTION 12

GOVERNING LAW AND ENFORCEMENT

47.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law provided that, without prejudice to the foregoing, Schedule 18 (Information Undertakings), Schedule 19 (General Undertakings), Schedule 20 (Events of Default) and Schedule 21 (Certain Defined Terms) of this Agreement and any non-contractual obligations arising out of or in connection with those schedules shall be interpreted in accordance with the law of the State of New York.

48.	ENFORCEMENT

48.1	Jurisdiction of English courts

(a)

The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)

Notwithstanding paragraphs (a) and (b) above, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts within either a member state of the European Union or any state that is party to the Lugano II Convention and which in each case have jurisdiction pursuant to the provisions of Chapter II, Sections 1 and 2 of the Brussels I Regulation (recast) or pursuant to the provisions of Title II, Sections 1 and 2 of the Lugano II Convention. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of the jurisdictions identified in this Clause 48.1 that are competent to hear those proceedings.

(d)

In this Clause 48.1, “Brussels I Regulation (recast)” means EU Regulation (1215/2012) on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters (recast) and “Lugano II Convention” means the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters, originally signed at Lugano on 30 October 2007.

48.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(i)

irrevocably appoints Midco as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document and Listco, by its execution of this Agreement, accepts that appointment; and

(ii)	agrees that failure by an agent for service of process to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

(b)

If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, Listco (on behalf of all the Obligors) must immediately (and in any event within 60 days of such event taking place) appoint another agent on terms acceptable to the Agent. Failing this, the Agent may appoint another agent for this purpose.

(c)	Each Obligor not incorporated in England and Wales expressly consents to the provisions of this Clause 48 and Clause 47 (Governing law).

48.3	Place of performance

The Parties agree that the exclusive place of performance (Erfüllungsort) for all rights and obligations under any Finance Document shall be at the seat of the Agent in London, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria, which especially means that the payment of amounts under any Facility shall be made to a bank account respectively, and from a bank account outside of the Republic of Austria. Any communication to be made under or in connection with this Agreement or any other Finance Document shall be made to an address outside of the Republic of Austria. It is expressly agreed between the Parties hereto that any such performance within the Republic of Austria will not establish Austria as the place of performance and shall be deemed not effective with respect to any Party hereto.

48.4	Executive proceedings

(a)

Upon enforcement, the sum payable by a Spanish Obligor shall be the aggregate amount of the balance of the accounts maintained by the Agent (or the relevant Lender, as the case may be) pursuant to Clause 38.1 (Accounts). For the purposes of Articles 571 et seq. of the Spanish Civil Procedural Law, the Parties agree that such balances shall be considered as due, liquid and payable and may be claimed pursuant to that law.

(b)

For the purposes of the provisions of Art. 571 et seq. of the Spanish Civil Procedural Law, the Parties agree that the amount of the debt to be claimed through executive proceedings shall be determined by the Agent (or a Lender, as the case may be) in a certificate evidencing the balances shown in the relevant account(s) referred to in paragraph (a) above. For the Agent or a Lender to exercise executive action it must present:

(i)	an original notarial first or authentic copy with enforcement attributes (efectos ejecutivos) of this Agreement;

(ii)	a notarial certificate, if required, for the purposes described in paragraph (c) below;

(iii)	the notarial document (“acta notarial”) which:

(A)	incorporates the certificate of amounts due by the Spanish Obligor issued by the Agent (or the relevant Lender, as the case may be);

(B)	sets out an excerpt of the credits and debits, including the interest applied, which appears in the relevant account(s) referred to in paragraph (a) above; and

(C)	evidences that the amounts due and payable by the Spanish Obligor have been calculated in accordance with this Agreement and that such amounts match the balance of the accounts, and

(iv)	a notarial document (“acta notarial”) evidencing that the Spanish Obligor has been served notice for the amount that is due and payable.

(c)

Paragraph (b) above is also applicable to any Lender with regard to its Commitments or participations in Utilisations. Such Lender may issue the appropriate certification of the balances of the relevant account(s) referred to in paragraph (a) above and the certification of the balances of such accounts may be legalised by a notary.

(d)

The amount of the balances determined in accordance with this Clause 48.4 shall be notified to the relevant Spanish Obligor in an attestable manner at least three days in advance of exercising any executive action.

(e)

Each Spanish Obligor hereby authorises the Agent (and each Lender, as appropriate) to request and obtain certificates and documents issued by the notary which has formalised this Agreement in order to evidence the entries in the notary’s registry-book and the relevant entry date for the purpose of Article 517, of the Spanish Civil Procedural Law. The cost of such certificate and documents will be for the account of the relevant Spanish Obligor.

(f)

This Agreement shall be raised to the status of a Spanish Public Document by the Spanish Obligors for the purposes contemplated in Article 517 et seq. of the Spanish Civil Procedural Law and other related provisions.

48.5	Waiver of Jury Trial

EACH PARTY HERETO HEREBY WAIVES ANY RIGHT IT MAY HAVE TO A JURY TRIAL IN RESPECT OF ANY LITIGATION IN ANY UNITED STATES FEDERAL OR STATE COURT DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER FINANCE DOCUMENTS OR ANY DEALINGS BETWEEN THE PARTIES RELATING TO THE SUBJECT MATTER OF THIS LOAN TRANSACTION OR THE LENDER/BORROWER/GUARANTOR RELATIONSHIP. Each party hereto hereby acknowledges that this waiver is a material inducement to enter into a business relationship, it has relied on this waiver in entering into this Agreement, and it will continue to rely on this waiver in related future dealings. Each party hereto hereby further warrants and represents that it has reviewed this waiver with its legal counsel and it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE AND MAY NOT BE MODIFIED OTHER THAN BY A WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS CLAUSE 48.5 (WAIVER OF JURY TRIAL) AND EXECUTED BY EACH OF THE PARTIES HERETO. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

49.	GENERAL AUSTRIAN LIMITATION

Notwithstanding any provision to the contrary in any Finance Document, the obligations (Verpflichtungen) and liabilities (Haftungen) of an Austrian Obligor under any Finance Document shall at all times be limited so that at no time the assumption of a liability (Haftungen) and/or obligation (Verpflichtung) shall be required to the extent that such liability (Haftung) or obligation (Verpflichtung) would violate Austrian Capital Maintenance Rules. Should any obligation (Verpflichtung) and/or liability (Haftung) of an Austrian Obligor under any Finance Document violate or contradict the Austrian Capital Maintenance Rules and therefore be held invalid or unenforceable in whole or in part or should the assumption or enforcement of such obligation (Verpflichtung) or liability (Haftung) expose any managing director or member of the supervisory board of any Austrian Obligor to personal liability or criminal responsibility, such obligation/or liability shall be deemed to be replaced by an obligation (Verpflichtung) and/or liability (Haftung) of a similar nature (i) which is in compliance with the Austrian Capital Maintenance Rules, (ii) which does not expose the managing directors or members of the supervisory board of the Austrian Obligor to any personal liability or criminal responsibility; and (iii) which provides the best possible security interest admissible in accordance with the Austrian Capital Maintenance Rules in favour of the Finance Parties.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

THE PARTIES

PART I

THE ORIGINAL OBLIGORS

Term Facilities Borrower

Name of Borrower	Term Facility	Registration number (or equivalent, if any)
Nomad Foods Europe Midco Limited	Facility B1	05879252

Nomad Foods Lux S.à r.l.	Facility B2	B214174

Nomad Foods US LLC	Facility B2	6370338

Revolving Facility Borrowers

Name of Borrower	Registration number (or equivalent, if any)
Nomad Foods Europe Midco Limited	05879252

Nomad Foods Europe Limited	05879466

Guarantors

Name of Guarantor	Registration number (or equivalent, if any)
Iglo Austria GmbH	registered with the Austrian companies’ register (Firmenbuch) under FN 279637 g

Iglo Austria Holding GmbH	registered with the Austrian companies’ register (Firmenbuch) under FN 269838 x

Iglo Belgium NV/SA	0884.248.931

LEDO plus d.o.o.	registered with the Commercial Court Registry in Zagreb under registry number 081180418 and personal identification number 07179054100

Nomad Foods Europe Finco Limited	05879462

Nomad Foods Europe Midco Limited	05879252

Nomad Foods Bondco PLC	09094345

Nomad Foods Europe Limited	05879466

Nomad Foods Europe IPco Limited	05894145

Birds Eye Limited	00343496

Name of Guarantor	Registration number (or equivalent, if any)
Nomad Foods Europe Finance Limited	07101059

Findus Finland Oy	1558196-0

iglo Holding GmbH	registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Bremen under HRB 5136 BHV

iglo GmbH	registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg under HRB 97746

Liberator German Newco GmbH	registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Bremen under HRB 5183 BHV

Frozen Fish International GmbH	registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Bremen under HRB 2705 BHV

Lion/Gem Norway 1 AS	Registered with the Norwegian Register of Business Enterprises with company number 893 047 042

Findus Norge AS	registered with the Norwegian Register of Business Enterprises with company number 981 279 980

Findus España, S.L.U.	B-85944320

Findus Sverige Holdings AB	559027-2133

Findus Sverige AB	556006-4361

Frionor Sverige AB	556048-0765

Foodvest International AB	556691-4015

Iglo Nederland B.V.	34258438

Nomad Foods Limited	incorporated in the British Virgin Islands with registered number 1818482

Nomad Foods Europe Holdings Limited	05879473

Nomad Foods Europe Holdco Limited	05879245

Nomad Foods Lux S.à r.l.	B214174

Nomad Foods US LLC	6370338

Birds Eye Ireland Limited	104228

PART II

THE ORIGINAL LENDERS

In respect of the Revolving Facility:

Name of Original Lender	Revolving Facility Commitment (EUR)
Citibank, N.A., London Branch	35,000,000
Deutsche Bank Aktiengesellschaft	35,000,000
Jefferies Finance LLC	35,000,000
BNP Paribas S.A.	17,500,000
Crédit Agricole Corporate and Investment Bank	17,500,000
National Westminster Bank plc	17,500,000
Coöperatieve Rabobank U.A. trading as Rabobank London	17,500,000
Total	€175,000,000

In respect of Facility B1:

Name of Original Lender	Facility B1 Commitment (EUR)
Citibank, N.A., London Branch	357,856,773.32
and the persons set out in the 2025 Allocations Table with the relevant Facility B1 Commitments set opposite their name in the 2025 Allocations Table.
Total	€880,000,000

In respect of Facility B2:

Name of Original Lender	Facility B2 (US$)
Citibank, N.A., London Branch		172,799,526.83
and the persons set out in the 2025 Allocations Table with the relevant Facility B2 Commitments set opposite their name in the 2025 Allocations Table.
Total	US$	620,000,000

SCHEDULE 2

CONDITIONS PRECEDENT AND CONDITIONS SUBSEQUENT

Part I – 2025 CONDITIONS PRECEDENT AND CONDITIONS SUBSEQUENT

THE FOLLOWING ARE TO BE PROVIDED WITHIN 60 BUSINESS DAYS OF THE 2025 EFFECTIVE DATE (IN FORM AND SUBSTANCE SATISFACTORY TO THE AGENT (ACTING REASONABLY))

1.	Post-Closing Obligors

For the purposes of this Part I of Schedule 2 the term “Post-Closing Obligor” means the following Obligors:

Jurisdiction	Obligor
Austria	Iglo Austria GmbH Iglo Austria Holding GmbH

Belgium	Iglo Belgium NV/SA

Croatia	LEDO plus d.o.o.

England & Wales

Nomad Foods Europe Finco Limited

Nomad Foods Bondco Plc

Nomad Foods Europe Limited

Nomad Foods Europe IPco Limited

Birds Eye Limited

Nomad Foods Europe Finance Limited

Nomad Foods Europe Holdings Limited

Nomad Foods Europe Holdco Limited

Finland	Findus Finland Oy

Germany	iglo Holding GmbH iglo GmbH Liberator German Newco GmbH Frozen Fish International GmbH

Ireland	Birds Eye Ireland Limited

Norway	Lion/Gem Norway 1 AS Findus Norge AS

Spain	Findus España, S.L.U.

Sweden	Findus Sverige Holdings AB Findus Sverige Aktiebolag Frionor Sverige AB FoodVest International AB

The Netherlands	Iglo Nederland B.V.

1.1

A copy of the constitutional documents of each Post-Closing Obligor (or where applicable, confirmation that the constitutional documents of the relevant Post-Closing Obligor have not been amended, rescinded, supplemented or superseded since they were last delivered to the Agent and remain in full force and effect) and including:

(a)	in relation to each Austrian Obligor an extract from the Commercial Register (Firmenbuch) as at the 2025 Effective Date;

(b)

in relation to each Belgian Obligor, (i) the latest version of its articles of association, (ii) its deed of incorporation, (iii) an extract from the Crossroads Bank for Enterprises dated not earlier than 5 Business Days prior to the date of the 2025 Effective Date and (iv) an online search on the website of the Central Solvency Register (Centraal Register Solvabiliteit/Registre Central de la Solvabilité), www.regsol.be, not older than 1 Business Day prior to the 2025 Effective Date;

(c)

in relation to the Dutch Obligor, an up-to-date extract from the Commercial Register (Handelsregister) of the relevant Chamber of Commerce and a copy of the deed of incorporation (akte van oprichting) including the current articles of association (statuten) of the Dutch Obligor;

(d)

in relation to each Post-Closing Obligor incorporated in England & Wales, (i) its constitutional documents and (ii) a copy of the “PSC register” (within the meaning of section 790C(10) of the Companies Act 2006) which, in each case, is certified by an authorised signatory of Listco to be correct, complete and not amended or superseded as at a date no earlier than the date of this Agreement;

(e)

in relation to the Finnish Obligor, an up-to-date (i) extract from the trade register maintained by the Finnish Patent and Registration Office and (ii) copy of the articles of association of that Finnish Obligor;

(f)

in relation to each German Obligor, a copy of (i) its constitutional documents (Satzung or Gesellschaftsvertrag), (ii) the commercial register extract (Handelsregister), (iii) the shareholder list (Gesellschafterliste) as filed with the commercial register, and (iv) the by-laws (Geschäftsordnungen) (if any);

(g)	in relation to an Irish Obligor a copy of (i) its certificate of incorporation (including any certificates of incorporation on a change of name) and (ii) its constitution;

(h)	in relation to each Norwegian Obligor, (i) its articles of association (No. vedtekter) and (ii) an up-to-date certificate of registration (No. firmaattest);

(i)	with respect to a Spanish Obligor, an updated excerpt (certificación literal completa o nota simple literal) issued from the Commercial Register (Registro Mercantil);

(j)

in relation to each Swedish Obligor, a certificate of registration (Sw. registreringsbevis) issued by the Swedish Companies Registration Office together with a copy of its articles of association (Sw. bolagsordning); and

(k)

in relation to a Post-Closing Obligor incorporated in Croatia, (i) an up-to-date extract from the court registry of the competent commercial court, (ii) a copy of its up-to-date deed of incorporation (cro. Izjava o osnivanju) and (iii) an up–to–date copy of a certificate issued by the court registry of the competent commercial court confirming the absence of any bankruptcy or liquidation procedure initiated against it.

1.2

A copy of a resolution of the board of directors (or (i) in the case of an Austrian Obligor, its Geschäftsführer; (ii) in the case of the Dutch Obligor, its board of managing directors; (iii) in the case of a Post-Closing Obligor incorporated in Croatia, its management board or (iv) in the case of a Spanish Obligor, such resolutions raised to the status of Spanish Public Document) of each Post-Closing Obligor (other than any German Obligor):

(a)

approving the terms of and the transactions contemplated by the Finance Documents and resolving that it execute, deliver and perform the Finance Documents to which it is a party and ratifying the entry into and performance of the Finance Documents to which it is a party by Listco on its behalf (as applicable to it);

(b)

authorising and ratifying a specified person or persons to execute the Finance Documents to which each is a party on its behalf and any other documents and notices to be signed by or on behalf of it under or in connection with the Finance Documents; and

(c)

confirming each of the matters specified in clause 10 (Confirmation) of the 2025 Amendment and Restatement Agreement, including that the guarantee issued by Listco on its behalf to the Finance Parties under and in accordance with Clause 23 (Guarantee and indemnity) of this Agreement will be legal, valid and binding and in full force and effect notwithstanding the amendments to this Agreement pursuant to the 2025 Amendment and Restatement Agreement as set out in schedule 2 (Amended Facilities Agreement) of the 2025 Amendment and Restatement Agreement.

1.3

If applicable, a copy of the resolution of the supervisory board (Aufsichtsrat) of each German Obligor, approving the matters referred to in paragraph 1.5(a) below and the transactions contemplated by the Finance Documents to which it is a party (in respect of such entity).

1.4	A specimen of the signature of:

(a)	each person authorised by the resolutions referred to in paragraphs 1.2 and 1.3 above and 1.5 below in relation to the Finance Documents and who has or is to sign any Finance Document; and

(b)

each person generally authorised to sign and/or despatch all documents and notices to be signed and/or despatched by an Obligor under or in connection with the Finance Documents and who has or is to sign any such Finance Document.

1.5

If required under applicable law (but in any event in relation to, each Austrian Obligor, the Dutch Obligor, each German Obligor and the Spanish Obligor) a copy of a resolution signed by all the holders of the issued shares of that Post-Closing Obligor (and (i) in relation to each Austrian Obligor, a Gesellschafterbeschluss, (ii) in the case of the Dutch Obligor, a copy of the resolution of the board of supervisory directors and (iii) in the case of a Spanish Obligor, such resolutions raised to the status of Spanish Public Document):

(a)	approving the terms of and the transactions contemplated by the Finance Documents to which it is a party;

(b)

in the case of an Austrian Obligor, instructing the managing director(s) of such Obligor to execute the Finance Documents and ratifying the entry into and performance of the Finance Documents to which it is a party by Listco on its behalf (as applicable to it) and approving the appointment and authorisation of Listco by that Austrian Obligor to act as its agent in connection with the Finance Documents from and including the 2025 Effective Date;

(c)

in the case of the Dutch Obligor, approving the resolutions of the board of managing directors referred to under paragraph 1.2 above and the transactions contemplated thereby, and, if applicable, appointing an authorised person to represent the Dutch Obligor in case of a conflict of interest and

(d)	in the case of a German Obligor, ratifying the entry into and performance of the Finance Documents to which it is a party by Listco on its behalf (as applicable to it).

1.6	In relation to the Dutch Obligor, such evidence as may be required to ensure that the Finance Parties are in compliance with the Wet ter voorkoming van witwassen en financieren van terrorisme.

1.7

With respect to a Post-Closing Obligor incorporated in Croatia, a copy of a resolution of its shareholders, approving and endorsing the resolutions of its management board referred to under paragraph 1.2 above.

1.8	A certificate of the Obligors’ Agent (signed by a director) confirming that:

(a)	each copy document relating to each Post-Closing Obligor specified in this Part I of Schedule 2 is correct, complete and in full force and effect and has not been amended or superseded; and

(b)	borrowing or guaranteeing or securing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing, security or similar limit binding on any Post-Closing Obligor to be exceeded.

2.	Each of the following confirmatory and/or supplemental security documents in favour of the Security Agent (in accordance with the Security Principles):

(a)	an Austrian law governed confirmation agreement in relation to each of the following Austrian law Transaction Security Documents (the “2025 Austrian Law Confirmation Agreement”):

(i)	a first, second and third ranking pledge agreement over financial collateral entered into by Iglo Austria GmbH in relation to the assets pledged thereunder;

(ii)	a first, second and third ranking intercompany receivables pledge agreement entered into by Iglo Austria Holding GmbH, in relation to the assets pledged thereunder;

(iii)	a first, second and third ranking share pledge agreement entered into by Iglo Austria Holding GmbH, in relation to the assets pledged thereunder; and

(iv)	a first, second and third ranking share pledge agreement entered into by Bidco in relation to the assets pledged thereunder;

(b)	an English law governed supplemental all-asset debenture in relation to each of the Post-Closing Obligors incorporated in England & Wales (the “English Law Supplemental Debenture”);

(c)

an English law governed global guarantee letter (the “Guarantee Confirmation Agreement”), signed by each Post-Closing Obligor, confirming that in respect of each Post-Closing Obligor (other than, Findus Sverige Holdings AB, Findus Sverige AB, Frionor Sverige AB, Foodvest International AB and Findus Finland Oy), notwithstanding Listco having signed the 2025 Amendment and Restatement Agreement on behalf of such Post-Closing Obligor, for the benefit of the Finance Parties, the matters set out in clause 10 (Confirmation) of the 2025 Amendment and Restatement Agreement;

(d)	the following German law governed documents (the “German Law Security Documents”):

(i)	a subsequent-ranking pledge over bank account receivables to be granted by each of the German Obligors;

(ii)	a subsequent-ranking pledge over shares in iglo Holding GmbH held by Bidco;

(iii)	a subsequent-ranking pledge over shares in Liberator German Newco GmbH held by iglo Holding GmbH; and

(iv)	a confirmation agreement relating to certain non-accessory security agreements to be entered into by iglo Holding GmbH, Frozen Fish International GmbH and iglo GmbH;

(e)	Irish law governed deeds of confirmation (the “Irish Law Deeds of Confirmation”) to be entered into by:

(i)	Birds Eye Ireland Limited in relation to the all-assets debenture dated 11 June 2019 between Birds Eye Ireland Limited and the Security Agent; and

(ii)	Bidco in relation to the share charge over the shares in Birds Eye Ireland Limited dated 11 June 2021 between Bidco and the Security Agent;

(f)

an Italian law governed deed of confirmation and extension in relation to the share pledge over the shares of CSI Compagnia Surgelati Italiana S.p.A. to be entered into by Bidco (the “Italian Law Deed of Extension”);

(g)

a Swedish law governed confirmation agreement in relation to certain guarantees given by the Swedish Obligors and each of the following Swedish law Transaction Security Documents (the “Swedish Law Confirmation Agreement”):

(i)

a share pledge agreement between Nomad Foods Europe Limited, Findus Sverige Holdings AB and Findus Sverige Aktiebolag as pledgors and the Security Agent regarding the shares in Findus Sverige Holdings AB, Findus Sverige Aktiebolag and Frionor Sverige AB;

(ii)	an account pledge agreement between Findus Sverige Aktiebolag and Findus Sverige Holdings AB as pledgors and the Security Agent regarding certain bank accounts;

(iii)	an intra-group loan pledge agreement between Findus Sverige Holdings AB, Foodvest International AB and Frionor Sverige AB as pledgors and the Security Agent regarding certain intra-group loans; and

(iv)	an intellectual property rights pledge agreement between Frionor Sverige AB and the Security Agent regarding certain intellectual property rights set out therein.

3.

Delivery of all share certificates, transfers, stock transfer forms, documents of title, notices and other deliverables, registrations and fillings (where required, executed and delivered by the relevant Post-Closing Obligor) in connection with the Transaction Security and any other documents delivered pursuant to this Part I of Schedule 2.

4.	The following legal opinions in relation to the confirmatory and/or supplemental security documents described at paragraph 2 above:

(a)

a legal opinion as to enforceability under Austrian law to be provided by Schoenherr Rechstanwälte GmbH as Austrian law counsel to the Agent and Security Agent in relation to the 2025 Austrian Law Confirmation Agreement;

(b)

a legal opinion as to capacity under Austrian law to be provided by Wolf Theiss Rechstanwälte GmbH & Co KG as Austrian law counsel to the Post-Closing Obligors in connection with the 2025 Austrian Law Confirmation Agreement and the Guarantee Confirmation Agreement;

(c)

a legal opinion as to capacity under Belgian law to be provided by Liedekerke Wolters Waelbroeck Kirkpatrick BV/SRL as Belgian law counsel to the Post-Closing Obligors in connection with the Guarantee Confirmation Agreement;

(d)

a legal opinion as to capacity under Croatian law to be provided by Divjak, Topić, Bahtijarević & Krka odvjetničko društvo d.o.o. as Croatian law counsel to the Post-Closing Obligors in connection with the Guarantee Confirmation Agreement

(e)	a legal opinion as to capacity under Dutch law to be provided by Linklaters LLP as Dutch counsel to the Agent and the Security Agent in connection with the Guarantee Confirmation Agreement;

(f)

a legal opinion as to capacity under English law to be provided by Linklaters LLP as English law counsel to the Agent and the Security Agent in connection with the relevant 2025 Austrian Law Confirmation Agreement, the relevant German Law Security Documents, the Italian Law Deed of Extension, the relevant Irish Law Deeds of Confirmation, the English Law Supplemental Debenture, the Guarantee Confirmation Agreement, and the Swedish Law Confirmation Agreement;

(g)

a legal opinion as to enforceability under English law to be provided by Linklaters LLP as English law counsel to the Agent and the Security Agent in connection with the English Law Supplemental Debenture;

(h)	a legal opinion as to enforceability under German law to be provided by Linklaters LLP as German law counsel to the Agent and Security Agent in connection with the German Law Security Documents;

(i)

a legal opinion as to capacity under German law to be provided by Greenberg Traurig Germany LLP as German law counsel to the Post-Closing Obligors in connection with the relevant German Law Security Documents and the Guarantee Confirmation Agreement;

(j)

a legal opinion as to capacity and enforceability under Irish law to be provided by Matheson LLP as Irish law counsel to the Agent and the Security Agent in connection with (as applicable) the Irish Law Deeds of Confirmation and the Guarantee Confirmation Agreement;

(k)

a legal opinion as to enforceability under Italian law to be provided by Studio Legale Associato in Association with Linklaters LLP as Italian law counsel to the Agent and Security Agent in connection with the Italian Law Deed of Extension;

(l)

a legal opinion as to capacity under Norwegian law to be provided by Advokatfirmaet Thommessen AS as Norwegian law counsel to the Agent and the Security Agent in connection with the Guarantee Confirmation Agreement;

(m)	a legal opinion as to capacity under Spanish law to be provided by Cuatrecasas as Spanish law counsel to the Post-Closing Obligors in connection with the Guarantee Confirmation Agreement;

(n)

a legal opinion as to capacity and enforceability under Swedish law to be provided by Linklaters LLP as Swedish counsel to the Agent and the Security Agent in connection with the Swedish Law Confirmation Agreement; and

(o)

a legal opinion as to capacity and enforceability under Finnish law to be provided by Waselius as Finnish law counsel to the Agent and the Security Agent in connection with the 2025 Amendment and Restatement Agreement.

PART II

CONDITIONS PRECEDENT REQUIRED TO BE DELIVERED BY AN ADDITIONAL OBLIGOR

1.	An Accession Letter executed by the Additional Obligor and Listco.

In relation to each Spanish Additional Obligor, the Accession Letter shall be raised to the status of Spanish Public Document.

2.	A copy of the constitutional documents of the Additional Obligor including:

(a)

with respect to a German Additional Obligor, copies of the articles of association (Satzung) and of the commercial register extract (Handelsregister) and (where relevant) of the shareholder list (Gesellschafterliste) as filed with the commercial register;

(b)

with respect to a Dutch Additional Obligor, an up-to-date extract from the Commercial Register (Handelsregister) of the relevant Chamber of Commerce and a copy of the deed of incorporation (akte van oprichting) including the current articles of association (statuten) of the Dutch Additional Obligor;

(c)

with respect to a Belgian Additional Obligor (i) the latest version of its articles of association, (ii) its deed of incorporation, (iii) an extract from the Crossroads Bank for Enterprises dated not earlier than 5 Business Days prior to the date of the Accession Letter, and (iv) an online search on the website of the Central Solvency Register (Centraal Register Solvabiliteit/Registre Central de la Solvabilité), www.regsol.be dated not earlier than 1 Business Day prior to the date of the Accession Letter;

(d)

with respect to an Austrian Additional Obligor, (i) an up-to-date extract from the Austrian companies’ register (Firmenbuch) and (ii) a copy of the articles of association of such Austrian Additional Obligor;

(e)

with respect to a Finnish Additional Obligor, an up-to-date (i) extract from the trade register maintained by the Finnish Patent and Registration Office and (ii) copy of the articles of association of such Finnish Additional Obligor.

(f)

with respect to a Norwegian Additional Obligor, (i) an up-to-date certificate of registration (firmaattest) and (ii) a copy of the articles of association (vedtekter) of such Norwegian Additional Obligor;

(g)

in relation to each Luxembourg Obligor, (i) its coordinated articles of association (statuts coordonnées), (ii) an excerpt (extrait) from the Luxembourg Register of Commerce and Companies at a date no earlier than the date of this Agreement and (iii) a copy of a certificate of non-inscription of a judicial decision or administrative dissolution without dissolution (certificat de non-inscription d’une décision judiciaire ou de dissolution administrative sans liquidation) from the Luxembourg Register of Commerce and Companies and stating that no judicial decision has been registered with the Luxembourg Register of Commerce and Companies by application of article 13, items 4 to 12, 16 and 17 of the Luxembourg law dated 19 December 2002 relating to the register of commerce and companies as well as the accounting and the annual accounts of companies, as amended;

(h)	with respect to a Spanish Additional Obligor, an updated excerpt (certificación literal completa o nota simple literal) issued from the Commercial Register (Registro Mercantil);

(i)

in relation to each Swedish Obligor, a certificate of registration (Sw. registreringsbevis) issued by the Swedish Companies Registration Office together with a copy of its articles of association (Sw. bolagsordning); and

(j)	in relation to each US Obligor, a certificate as to the existence and good standing of such US Obligor from the appropriate governmental authorities in such US Obligor’s jurisdiction of organisation.

3.

A copy of a resolution of the board of directors/managers (or, in the case of a Dutch Additional Obligor and an Austrian Additional Obligor in the legal form of a limited liability company (Gesellschaft mit beschränkter Haftung), the board of managing directors) of the Additional Obligor (other than a German Additional Obligor):

(a)

approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and resolving that it execute, deliver and perform the Accession Letter and any other Finance Document to which it is a party;

(b)	authorising a specified person or persons to execute the Accession Letter and other Finance Documents on its behalf; and

(c)

authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices (including, in relation to an Additional Borrower, any Utilisation Request or Selection Notice) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

In relation to each Spanish Additional Obligor, the resolution (or a certificate thereof) shall be raised to the status of Spanish Public Document.

4.

If applicable, (a) a copy of the resolution of the board of supervisory directors of a Dutch Additional Obligor approving the resolutions of the board of managing directors referred to under paragraph 3(b) above and the transactions contemplated thereby, and, if applicable, appointing an authorised person to represent the Dutch Additional Obligor in case of a conflict of interest and/or (b) a copy of the resolution of the supervisory board members of an Austrian Additional Obligor (if any supervisory board has been established for such Austrian Additional Obligor) approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and the resolutions of the board of managing directors referred to under paragraph 3(b) above and the transactions contemplated thereby.

5.

A specimen of the signature of (a) each person authorised by the resolution referred to in paragraphs 3(b) and 3(c) above in relation to the Finance Documents (and, with respect to a Dutch Additional Obligor, a specimen signature of the sole or, as the case may be, each member of its board of managing directors as well as such other evidence as may be required to ensure that the Finance Parties are in compliance with the Wet ter voorkoming van witwassen en financieren van terrorisme) or (b) (if no such resolution has been passed) each person generally authorised to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request and Selection Notice) to be signed and/or despatched by an Additional Obligor under or in connection with the Finance Documents.

6.

If required under applicable law or the Additional Obligor’s constitutional documents (but in any event in relation to a German Additional Guarantor and a Spanish Additional Obligor), a copy of a resolution signed by all the holders of the issued shares of the Additional Obligor, approving the terms of, and the transactions contemplated by, the Finance Documents to which the Additional Obligor is a party.

In relation to each Spanish Additional Obligor, the resolution (or a certificate thereof) shall be raised to the status of Spanish Public Document.

7.

With respect to a Dutch Additional Obligor, a copy of the resolution of the shareholder(s) of the Dutch Additional Obligor approving the resolutions of the board of managing directors referred to under paragraph 3 above and the transactions contemplated thereby.

8.

With respect to a Finnish Additional Obligor, a copy of the resolution of the shareholder(s) of the Finnish Additional Obligor approving and endorsing the resolutions of the board of directors referred to under paragraph 3 above.

9.

A certificate of an authorised signatory of the Additional Obligor (signed by a director) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded.

10.

A certificate of an authorised signatory of the Additional Obligor certifying that each copy document listed in this Part II of Schedule 2 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of the Accession Letter.

11.

In relation to each Luxembourg Obligor, a copy of a duly signed certificate of an authorised signatory of each person authorised by the resolution referred to in paragraph 3 above, such solvency certificate should certify that:

(a)

the Luxembourg Obligor is not subject to bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation volontaire ou judiciaire), administrative dissolution without liquidation (dissolution administrative sans liquidation), reprieve from payment (sursis de paiement), judicial reorganisation (réorganisation judiciaire), reorganisation by amicable agreement (réorganisation par accord amiable) or, on the date hereof, in a state of cessation of payments (cessation de paiements) and has not lost its commercial creditworthiness (ébranlement de credit);

(b)	the managers of the Luxembourg Obligor have not made any application, petition, order or resolution for the reorganisation, administration or winding up of the entity;

(c)	the managers have not commenced negotiations with one or more of that Luxembourg Obligor’s creditors with a view to reach an amicable agreement;

(d)

the Luxembourg Obligor has not been served with an insolvency court’s order regarding protective measures taken as a consequence of a creditor’s application for the opening of insolvency proceedings or similar proceedings with respect of its assets and has not otherwise been informed of such application; and

(e)

the managers of the Luxembourg Obligor are not aware of any appointment of a receiver or administrator or similar officer based on a filing for insolvency or similar proceedings by a creditor of the entity.

12.	Customary and required “know-your-customer” checks.

13.	The following legal opinions, each addressed to the Agent, the Security Agent and the Lenders:

(a)	legal opinion of the legal advisers to the Agent in England, as to English law in the form distributed to the Lenders prior to signing the Accession Letter; and

(b)

the Additional Obligor is incorporated in a jurisdiction other than England and Wales or is executing a Finance Document which is governed by a law other than English law, a legal opinion of the legal advisers to the Agent or the Obligor (as applicable) in the jurisdiction of its incorporation; or, as the case may be, the jurisdiction of the governing law of that Finance Document (the “Applicable Jurisdiction”) as to the law of the Applicable Jurisdiction and in the form distributed to the Lenders prior to signing the Accession Letter.

14.	If the Additional Obligor is a US Obligor, a legal opinion of the US legal advisers to such US Obligor.

15.	If the Additional Obligor is a US Guarantor, a solvency certificate signed by the chief financial officer or chief accounting officer of such Additional Obligor.

16.

If the proposed Additional Obligor is incorporated in a jurisdiction other than England and Wales, evidence that the agent for service of process specified in Clause 48.2 (Service of process), if not an Obligor, has accepted its appointment in relation to the proposed Additional Obligor.

17.	A Debtor Accession Deed (as defined in the Intercreditor Agreement) executed by the Additional Obligor.

18.

Such documentary evidence as legal counsel to the Agent may require that such Additional Obligor has (to the extent reasonable) complied with any law in its jurisdiction relating to financial assistance or analogous process.

19.

Transaction Security Documents reasonably required by the Agent and/or the Security Agent (and consistent with the Security granted (or, as the case may be, not granted) by or over other Borrowers and/or Guarantors in the same jurisdiction as that Borrower and/or Guarantor and having regard to the relative materiality of that Borrower and/or Guarantor to the Group as a whole) and to be provided in accordance with the Security Principles.

SCHEDULE 3

REQUESTS

PART IA

UTILISATION REQUEST LOANS

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g. pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

From: [Borrower] [Listco]*

To:  [Agent]

Dated:

Dear Sirs

Nomad Foods Limited – Senior Facilities Agreement dated 3 July 2014

(the “Facilities Agreement”) as amended and restated, from time to time, including pursuant to an Amendment and Restatement Agreement dated [   ] [ ] 2025

1.

We refer to the Facilities Agreement. This is a Utilisation Request. Terms defined in the Facilities Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	[We wish to borrow a Loan on the following terms:

(a)	Borrower:	[ ]

(b)	Proposed Utilisation Date:	[ ] (or, if that is not a Business Day, the next Business Day)

(c)	Facility to be utilised:	[ ]

(d)	Currency of Loan:	[ ]

(e)	Amount:	[ ] or, if less, the Available Facility

(f)	Interest Period:	[ ]

3.	[We confirm that the requirements of paragraph (d) of Clause 26.3 (Financial testing) [are / are not required to be] satisfied.]***

4.	We confirm that each condition specified in Clause 4.1 (Conditions precedent) is satisfied on the date of this Utilisation Request.

5.	[The proceeds of this Loan should be credited to [account]].

6.	This Utilisation Request is irrevocable.

Yours faithfully

…………………………………

authorised signatory for

[Listco on behalf of [insert name of relevant Borrower]]/[insert name of Borrower]*

NOTES:

*	Amend as appropriate. The Utilisation Request can be given by the Borrower or by Listco.
**	Select the Facility to be utilised and delete references to the other Facilities.
***	Amend as appropriate and (if applicable) include supporting calculations.

PART IB

UTILISATION REQUEST

Letters of Credit

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g. pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

From: [Borrower] [Listco]*

To:  [Agent]

Dated:

Dear Sirs

Nomad Foods Limited-Senior Facilities Agreement dated 3 July 2014 as amended and restated from time to time, including pursuant to an Amendment and Restatement Agreement

dated [   ] [   ] 2025 (the “Facilities Agreement”)

1.

We refer to the Facilities Agreement. This is a Utilisation Request. Terms defined in the Facilities Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to arrange for a Letter of Credit to be [issued]/[renewed] by the Issuing Bank specified below (which has agreed to do so) on the following terms:

(a)	Borrower:	[ ]

(b)	Issuing Bank:	[ ]

(c)	Proposed Utilisation Date:	[ ] (or, if that is not a Business Day, the next Business Day)

(d)	Facility to be utilised:	[ ]

(e)	Currency of Letter of Credit:	[ ]

(f)	Amount	[ ] or, if less, the Available Facility in relation to the relevant Revolving Facility:

(g)	Term:	[ ]

(h)	Delivery instructions:	[ ]

3.	[We confirm that the requirements of paragraph (d) of Clause 26.3 (Financial testing) [are / are not required to be] satisfied.]**

4.	We confirm that each condition specified in paragraph (b) of Clause 6.5 (Issue of Letters of Credit) is satisfied on the date of this Utilisation Request.

5.	We attach a copy of the proposed Letter of Credit.

6.	[The purpose of this proposed Letter of Credit is [ ].]1FNREF

7.	This Utilisation Request is irrevocable.

Yours faithfully

………………………………

authorised signatory for

[Listco on behalf of] [insert name of relevant Borrower]]/[insert name of relevant Borrower]*

NOTES:

*	Amend as appropriate. The Utilisation Request can be given by the Borrower or by Listco.
**	Amend as appropriate and (if applicable) include supporting calculations.

[3]	Not required for a renewal.

Part II

SELECTION NOTICE

Applicable to a Term Loan

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g. pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

From: [Borrower] [Listco]*

To:  [Agent]

Dated:

Dear Sirs

Nomad Foods Limited-Senior Facilities Agreement dated 3 July 2014 as amended and restated from time to time, including pursuant to an Amendment and Restatement Agreement dated [   ] [   ] 2025 (the “Facilities Agreement”)

1.

We refer to the Facilities Agreement. This is a Selection Notice. Terms defined in the Facilities Agreement have the same meaning in this Selection Notice unless given a different meaning in this Selection Notice.

2.	We refer to the following Facility [ ] Loans with an Interest Period ending on [ ].**

3.	[We request that the next Interest Period for the above Facility [ ] is [ ]].

4.	This Selection Notice is irrevocable.

Yours faithfully

.

authorised signatory for

[Listco on behalf of] [insert name of relevant Borrower]*

NOTES:

*	Amend as appropriate. The Selection Notice can be given by the Borrower or Listco.
**	Insert details of all Loans which have an Interest Period ending on the same date.

SCHEDULE 4

FORM OF TRANSFER CERTIFICATE AND LENDER ACCESSION UNDERTAKING

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g. pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

To: [   ] as Agent and [   ] as Security Agent

From: [The Existing Lender] (the “Existing Lender”) and [The New Lender] (the “New Lender”)2

Dated:

Nomad Foods Limited – Senior Facilities Agreement dated 3 July 2014 as amended and restated from time to time, including pursuant to an Amendment and Restatement Agreement dated [   ] [   ] 2025 (the “Facilities Agreement”)

1.

We refer to the Facilities Agreement and to the Intercreditor Agreement (as defined in the Facilities Agreement). This agreement (the “Agreement”) shall take effect as a Transfer Certificate and Lender Accession Undertaking for the purpose of the Facilities Agreement and as a Creditor/Agent Accession Undertaking for the purposes of the Intercreditor Agreement (and as defined therein). Terms defined in the Facilities Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2.	We refer to Clause 29.6 (Procedure for transfer) of the Facilities Agreement:

(a)

The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender’s Commitment, rights and obligations referred to in the Schedule in accordance with Clause 29.6 (Procedure for transfer) of the Facilities Agreement.

(b)	The proposed Transfer Date is [ ].

(c)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 37.2 (Addresses) of the Facilities Agreement are set out in the Schedule.

[2]	Please ensure that the rights acquired or the consideration paid by the New Lender is:
i.

until the interpretation of the term “public” (as referred to in Article 4.1(1) of the Capital Requirements Regulation (EU575/2013)) has been published by the competent authority, at least equal to the amount required at such time for the New Lender to be deemed a professional market party within the meaning of the Dutch Financial Supervision Act (Wet op het Financieel Toezicht); and

ii.

as soon as the interpretation of the term “public” has been published by the competent authority, at least equal to the amount required at such time for the New Lender not be part of the “public” on the basis of such interpretation.

3.	The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in Clause 29.5 (Limitation of responsibility of Existing Lenders) of the Facilities Agreement.

4.	[The New Lender confirms that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a)	a company resident in the United Kingdom for United Kingdom tax purposes;

(b)	a partnership each member of which is:

(i)	a company so resident in the United Kingdom;

(ii)

a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of Section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(c)

a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of Section 19 of the CTA) of that company;[3]

5.

[The New Lender confirms that it is [a Qualifying Lender (other than a Treaty Lender)] [a Treaty Lender] [delete as applicable-each New Lender is required to confirm which of those two categories it falls into].]

6.	We refer to clause [18.13] (Creditor/Agent Accession Undertaking) of the Intercreditor Agreement:

(a)

In consideration of the New Lender being accepted as a Credit Facility Lender for the purposes of the Intercreditor Agreement, the New Lender confirms that, as from [date], it intends to be party to the Intercreditor Agreement as a Credit Facility Lender and Credit Facility Finance Party, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a Credit Facility Lender and Credit Facility Finance Party and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement.

(b)	The undertakings contained in this Agreement have been entered into on the date stated above.

7.	The New Lender confirms that it is not a Listco Affiliate or a member of the Group.

8.

Each New Lender, by executing the relevant Transfer Certificate and Lender Accession Undertaking, confirms, for the avoidance of doubt, that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the transfer or assignment becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.

[3]	Include if New Lender comes within paragraph ?(a)?(ii) of the definition of “UK Qualifying Lender” in Clause 18.1 (Definitions) of the Facilities Agreement.

9.

It is expressly agreed that the Security created or evidenced by the Transaction Security Documents will be preserved for the benefit of the New Lender and each other Lender (including for the purpose of articles 1278 and 1281 of the Luxembourg Civil Code).

10.	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

11.

The New Lender hereby appoints the Agent as its agent in connection with the ratification and raising of any Finance Document and this Transfer Certificate and Lender Accession Undertaking into a Spanish Public Document and hereby authorises the Agent to enter into, and represent the New Lender in connection with the grant of, any Spanish Public Document relating to this Transfer Certificate. For the avoidance of doubt, the New Lender expressly waives any auto-contratación (self contracting) or conflicto de intereses (conflict of interest) which may arise in connection with the raising of this Transfer Certificate and Lender Accession Undertaking to the status of a Spanish Public Document.

12.

The sending of a copy of this Agreement shall be deemed in relation to the Finance Documents to be sufficient to fulfil the notification requirement of article 1690 of the Luxembourg Civil Code (to the extent applicable).

13.	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

14.

The Parties agree that the exclusive place of performance (Erfüllungsort) for all rights and obligations under any Finance Document shall be at the seat of the Agent in London, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria, which especially means that the payment of amounts under any Facility shall be made to a bank account and, respectively, from a bank account outside of the Republic of Austria. Any communication to be made under or in connection with this Agreement or any other Finance Document shall be made to an address outside of the Republic of Austria. It is expressly agreed between the Parties hereto that any such performance within the Republic of Austria will not establish Austria as the place of performance and shall be deemed not effective with respect to any Party hereto.

THE SCHEDULE

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g. pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender]	[New Lender]

By:	By:

This Agreement is accepted as a Transfer Certificate and Lender Accession Undertaking for the purposes of the Facilities Agreement by the Agent, and as a Creditor/Agent Accession Undertaking for the purposes of the Intercreditor Agreement by the Agent and the Security Agent, and the Transfer Date is confirmed as [   ].

[Agent]

By:

[Security Agent]

By:

SCHEDULE 5

FORM OF ACCESSION LETTER

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g. pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

To:  [   ] as Agent

From: [Subsidiary] and Nomad Foods Limited

Dated:

Dear Sirs

Nomad Foods Limited – Senior Facilities Agreement dated 3 July 2014 as amended and restated from time to time, including pursuant to an Amendment and Restatement Agreement dated [   ] [   ] 2025 (the “Facilities Agreement”)

1.

We refer to the Facilities Agreement. This is an Accession Letter. Terms defined in the Facilities Agreement have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2.

[Subsidiary] agrees to become an Additional [Borrower]/[Guarantor] and to be bound by the terms of the Facilities Agreement, the Intercreditor Agreement and the other Finance Documents as an Additional [Borrower]/[Guarantor] pursuant to Clause [31.2 (Additional Borrowers)]/[Clause 31.4 (Additional Guarantors)] of the Facility Agreement and as a Debtor pursuant to Clause [   ] of the Intercreditor Agreement. [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction] and is a limited liability company with registered number [   ].

3.	[Subsidiary’s] administrative details are as follows:

Address:

Fax No.:

Attention:

4.	This Accession Letter is governed by English law.

[This Guarantor Accession Letter is entered into by deed.]**

Nomad Foods Limited    [Subsidiary]

5.

The Parties agree that the exclusive place of performance (Erfüllungsort) for all rights and obligations under any Finance Document shall be at the seat of the Agent in London, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria, which especially means that the payment of amounts under any Facility shall be made to a bank account and, respectively, from a bank account outside of the Republic of Austria. Any communication to be made under or in connection with this Agreement or any other Finance Document shall be made to an address outside of the Republic of Austria. It is expressly agreed between the Parties hereto that any such performance within the Republic of Austria will not establish Austria as the place of performance and shall be deemed not effective with respect to any Party hereto.

NOTES:

*	Insert if Accession Letter is for an Additional Borrower.
**	If the Facilities are fully drawn there may be an issue in relation to past consideration for a proposed Additional Guarantor. This can be overcome by acceding by way of deed.

SCHEDULE 6

FORM OF RESIGNATION LETTER

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g. pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

To:  [   ] as Agent

From: [resigning Obligor] and Nomad Foods Limited

Dated:

Dear Sirs

Nomad Foods Limited – Senior Facilities Agreement dated 3 July 2014 as amended and restated from time to time, including pursuant to an Amendment and Restatement Agreement dated [   ] [   ] 2025 (the “Facilities Agreement”)

1.

We refer to the Facilities Agreement. This is a Resignation Letter. Terms defined in the Facilities Agreement have the same meaning in this Resignation Letter unless given a different meaning in this Resignation Letter.

2.

Pursuant to [Clause 31.3 (Resignation of a Borrower)]/[Clause 31.5 (Resignation of a Guarantor)] of the Facilities Agreement, we request that [resigning Obligor] be released from its obligations as a [Borrower]/[Guarantor] under the Facilities Agreement and the other Finance Documents (other than the Intercreditor Agreement) and from its obligations as a Debtor under the Intercreditor Agreement.

3.	We confirm that:

(a)	no Default is continuing or would result from the acceptance of this request; and

(b)*	[this request is given in relation to a Third Party Disposal of [resigning Obligor];]

(c)	[the proceeds of any Third Party Disposal have been or will be applied in accordance with Section 5 (Limitation on Sales of Assets and Subsidiary Stock) of the Facilities Agreement;]* *

(d)	[ ]***

4.	This letter is governed by English law.

5.

Listco agrees to indemnify the Finance Parties and Secured Parties for any costs, expenses, or liabilities which would have been payable by [resigning Obligor] in connection with the Finance Documents but for the release set out in paragraph 1 above.

Nomad Foods Limited	[resigning Obligor]

By:	By:

6.

The Parties agree that the exclusive place of performance (Erfüllungsort) for all rights and obligations under any Finance Document shall be at the seat of the Agent in London, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria, which especially means that the payment of amounts under any Facility shall be made to a bank account and, respectively, from a bank account outside of the Republic of Austria. Any communication to be made under or in connection with this Agreement or any other Finance Document shall be made to an address outside of the Republic of Austria. It is expressly agreed between the Parties hereto that any such performance within the Republic of Austria will not establish Austria as the place of performance and shall be deemed not effective with respect to any Party hereto.

NOTES:

*	Insert where resignation only permitted in case of a Third Party Disposal.
**	Amend as appropriate, e.g. to reflect agreed procedure for payment of proceeds into a specified account.
***	Insert any other conditions / confirmations required by the Facilities Agreement.

SCHEDULE 7

FORM OF COMPLIANCE CERTIFICATE

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g. pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

To: [   ] as Agent

From: Nomad Foods Limited

Dated:

Dear Sirs

Nomad Foods Limited – Senior Facilities Agreement dated 3 July 2014 as amended and restated from time to time, including pursuant to an Amendment and Restatement Agreement dated [   ] [   ] 2025

(the “Facilities Agreement”)

1.

We refer to the Facilities Agreement. This is a Compliance Certificate. Terms defined in the Facilities Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2.	We confirm that:

(a)	RCF Drawings as at [ ] is [ ];

(b)	the Consolidated Leverage Ratio is [ ]:1 and the Test Condition [has]/[has not] been met;

(c)	[include other requirements specified by Clause 25 (Information undertakings)]

(d)	Consolidated EBITDA is [ ].

3.	[We confirm that in respect of the Financial Year ending on [ ]:

(a)	the [insert applicable details in respect of KPI 1 and KPI 1 Target];

(b)	the [insert applicable details in respect of KPI 2 and KPI 2 Target]; and

(c)	the [insert applicable details in respect of KPI 3 and KPI 3 Target].]

4.

[As [insert number] KPI Targets [have been] [have not been] achieved the following adjustment to the Margin shall occur pursuant to Clause 14.12 (Sustainability Adjustment) [insert applicable details] and therefore the adjusted Revolving Facility Margin should be [   ] per cent. with effect from the date hereof.]

5.	[We confirm that no Default is continuing.]*

6.	[We confirm that the following companies constitute Material Companies for the purposes of the Facility Agreement: [ ].]

7.

[We confirm that the aggregate of the earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Consolidated EBITDA) of the Guarantors (calculated on an unconsolidated basis and excluding all intra-Group items) represents not less than 80 per cent. of Consolidated EBITDA of the Group.]

8.

The Parties agree that the exclusive place of performance (Erfüllungsort) for all rights and obligations under any Finance Document shall be at the seat of the Agent in London, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria, which especially means that the payment of amounts under any Facility shall be made to a bank account and, respectively, from a bank account outside of the Republic of Austria. Any communication to be made under or in connection with this Agreement or any other Finance Document shall be made to an address outside of the Republic of Austria. It is expressly agreed between the Parties hereto that any such performance within the Republic of Austria will not establish Austria as the place of performance and shall be deemed not effective with respect to any Party hereto.

Signed
	Director	Director
	of	of
	Nomad Foods Limited	Nomad Foods Limited

[insert applicable certification language]

_________________

for and on behalf of

[name of auditors of Listco]

NOTES:

*	If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.

SCHEDULE 8

LMA FORM OF CONFIDENTIALITY UNDERTAKING

[Letterhead of Lender]

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g. pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

To:

[insert name of Potential Lender]

Re: The Facilit[y/ies]

Borrower: (the “Borrower”) Amount: Agent:

Dear Sirs

We understand that you are considering participating in the Facilit[y/ies]. In consideration of us agreeing to make available to you certain information, by your signature of a copy of this letter you agree as follows:

A	CONFIDENTIALITY

1.	Confidentiality Undertaking You undertake:

(a)

to keep the Confidential Information confidential and not to disclose it to anyone except as provided for by paragraph A2 below and to ensure that the Confidential Information is protected with security measures and a degree of care that would apply to your own confidential information;

(b)	to use the Confidential Information only for the Permitted Purpose;

(c)

to use all reasonable endeavours to ensure that any person to whom you pass any Confidential Information (unless disclosed under paragraph A2(b) below) acknowledges and complies with the provisions of this letter as if that person were also a party to it; and

(d)	[not to make enquiries of any member of the Group or any of their officers, directors, employees or professional advisers relating directly or indirectly to the Facilit[y/ies].]

2.	Permitted Disclosure. We agree that you may disclose Confidential Information:

(a)

to members of the Participant Group and their officers, directors, employees and professional advisers to the extent necessary for the Permitted Purpose and to any auditors of members of the Participant Group;

(b)

to any person to (or through) whom you assign or transfer (or may potentially assign or transfer) all or any of the rights, benefits and obligations which you may acquire under the Facilit[y/ies] or with (or through) whom you enter into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, the Facilit[y/ies] or the relevant Borrower or any member of the relevant Group in each case so long as that person has delivered an undertaking to you in equivalent form to this undertaking;

(c)

(i) where requested or required by any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body, (ii) where required by the rules of any stock exchange on which the shares or other securities of any member of the Participant Group are listed or (iii) where required by the laws or regulations of any country with jurisdiction over the affairs of any member of the Participant Group; or

(d)	with the prior written consent of us and the Borrower.

3.

Notification of Required or Unauthorised Disclosure. You agree (to the extent permitted by law) to inform us of the full circumstances of any disclosure under paragraph A2(b) above or upon becoming aware that Confidential Information has been disclosed in breach of this letter.

4.

Return of Copies. If we so request in writing, you shall return all Confidential Information supplied to you by us and destroy or permanently erase all copies of Confidential Information made by you and use all reasonable endeavours to ensure that anyone to whom you have supplied any Confidential Information destroys or permanently erases such Confidential Information and any copies made by them, in each case save to the extent that you or the recipients are required to retain any such Confidential Information by any applicable law, rule or regulation or by any competent judicial, governmental, supervisory or regulatory body or in accordance with internal policy, or where the Confidential Information has been disclosed under paragraph A2(b) above.

5.

Continuing Obligations. The obligations in this letter are continuing and, in particular, shall survive the termination of any discussions or negotiations between you and us. Notwithstanding the previous sentence, the obligations in this letter shall cease (a) if you become a party to or otherwise acquire (by assignment or sub participation) an interest, direct or indirect in the Facilit[y/ies] or (b) 12 Months after you have returned all Confidential Information supplied to you by us and destroyed or permanently erased all copies of Confidential Information made by you (other than any such Confidential Information or copies which have been disclosed under paragraph A2 above (other than paragraph A2(a)) or which, pursuant to paragraph A4 above, are not required to be returned or destroyed).

6.	No Representation; Consequences of Breach, etc You acknowledge and agree that:

(a)

neither we nor any of our officers, employees or advisers (each a “Relevant Person”) (i) make any representation or warranty, express or implied, as to, or assume any responsibility for, the accuracy, reliability or completeness of any of the Confidential Information or any other information supplied by us or any member of the Group or the assumptions on which it is based or (ii) shall be under any obligation to update or correct any inaccuracy in the Confidential Information or any other information supplied by us or any member of the Group or be otherwise liable to you or any other person in respect of the Confidential Information or any such information; and

(b)

we or members of the Group may be irreparably harmed by the breach of the terms of this letter and damages may not be an adequate remedy; each Relevant Person or member of the Group may be granted an injunction or specific performance for any threatened or actual breach of the provisions of this letter by you.

7.

No Waiver; Amendments, etc. This letter sets out the full extent of your obligations of confidentiality owed to us in relation to the information the subject of this letter. No failure or delay in exercising any right, power or privilege under this letter will operate as a waiver thereof nor will any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privileges under this letter. The terms of this letter and your obligations under this letter may only be amended or modified by written agreement between us.

8.

Inside Information. You acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation relating to insider dealing and you undertake not to use any Confidential Information for any unlawful purpose.

9.

Nature of Undertakings. The undertakings given by you under this Part A are given to us and (without implying any fiduciary obligations on our part) are also given for the benefit of the Borrower and each other member of the Group.

B	MISCELLANEOUS

1.	Third party rights

(a)

Subject to paragraph A6 and paragraph A9 the terms of this letter may be enforced and relied upon only by you and us and Listco, and the operation of the Contracts (Rights of Third Parties) Act 1999 is excluded.

(b)

Notwithstanding any provisions of this letter, the parties to this letter do not require the consent of any Relevant Person to rescind or vary this letter at any time except that this letter may not be amended without the prior written consent of Listco.

2.

Governing Law and Jurisdiction. This letter (including the agreement constituted by your acknowledgement of its terms) shall be governed by and construed in accordance with the laws of England and the parties submit to the non-exclusive jurisdiction of the English courts.

3.

Place of performance. The Parties agree that the exclusive place of performance (Erfüllungsort) for all rights and obligations under any Finance Document shall be at the seat of the Agent in London, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria, which especially means that the payment of amounts under any Facility shall be made to a bank account and, respectively, from a bank account outside of the Republic of Austria. Any communication to be made under or in connection with this Agreement or any other Finance Document shall be made to an address outside of the Republic of Austria. It is expressly agreed between the Parties hereto that any such performance within the Republic of Austria will not establish Austria as the place of performance and shall be deemed not effective with respect to any Party hereto.

4.	Definitions. In this letter (including the acknowledgement set out below):

“Confidential Information” means any information relating to the Borrower, the Group, and the Facilit[y/ies] including, without limitation, the information memorandum, provided to you by us or any of our affiliates or advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that (a) is or becomes public knowledge other than as a direct or indirect result of any breach of this letter or (b) is known by you before the date the information is disclosed to you by us or any of our affiliates or advisers or is lawfully obtained by you after that date, other than from a source which is connected with the Group and which, in either case, as far as you are aware, has not been obtained in violation of, and is not otherwise subject to, any obligation of confidentiality;

“Group” means the Borrower and each of its holding companies and subsidiaries and each subsidiary of each of its holding companies (as each such term is defined in the Companies Act 1985);

“Listco” means Nomad Foods Limited;

“Participant Group” means you, each of your holding companies and subsidiaries and each subsidiary of each of your holding companies (as each such term is defined in the Companies Act 1985); and

“Permitted Purpose” means considering and evaluating whether to enter into the Facilit[y/ies].

Please acknowledge your agreement to the above by signing and returning the enclosed copy.

Yours faithfully

_________________

For and on behalf of

[Lender]

To:	[Lender]

Listco

We acknowledge and agree to the above:

________________

For and on behalf of

[Potential Lender]

Schedule 9 TIMETABLES

Part I

LOANS

	In respect of a Utilisation on the Closing Date	At all other times
		Loans in euro	Loans in US$	Loans in other currencies
Approval as an Optional Currency, if required (Clause 4.2 (Conditions relating to Optional Currencies))
Agent notifies Listco if a currency is approved as an Optional Currency in accordance with Clause 4.2 (Conditions relating to Optional Currencies)		—	—	U-4
Delivery of a duly completed Utilisation Request (Clause 5.1 (Delivery of a Utilisation Request)) or a Selection Notice (Clause 15.1 (Selection of Interest Periods))	U-1 11.00am	U-3 11.00am	U-1 11.00am	U-3 11.00am
Agent determines (in relation to a Utilisation) the Base Currency Amount of the Loan, if required under Clause 5.4 (Lenders’ participation)	U-1 noon	U-3 noon	U-1 noon	U-3 noon
Agent notifies the Lenders of the Loan in accordance with Clause 5.4 (Lenders’ participation)	U-1 3.00pm	U-3 3.00pm	U-1 3.00pm	U-3 3.00pm
Agent receives a notification from a Lender under Clause 8.2 (Unavailability of a currency)	U-1 5.00pm	U-1 5.00pm	U-1 5.00pm	U-1 5.00pm

	In respect of a Utilisation on the Closing Date	At all other times
		Loans in euro	Loans in US$	Loans in other currencies
Agent gives notice in accordance with Clause 8.2 (Unavailability of a currency)	U 9.30am	U-2 9.30am	U 9.30am	U-2 9.30am
Agent determines amount of the Loan in Optional Currency in accordance with Clause 35.9 (Change of currency)	U 11.00am	U-3 11.00am	U 11.00am	U-3 11.00am
Term SOFR or EURIBOR is fixed	Quotation Day as of 11.00am (Brussels time) in respect of EURIBOR	Quotation Day as of 11.00am (Brussels time) in respect of EURIBOR	Quotation Day as of 11.00am	Quotation Day as of 11.00am

“U”  =   date of Utilisation

“U - X” =   X Business Days prior to date of Utilisation

PART II

LETTERS OF CREDIT

Letters of Credit
Delivery of a duly completed Utilisation Request (Clause 6.2 (Delivery of a Utilisation Request for Letters of Credit))	U-3 9.30am

Agent determines (in relation to a Utilisation) the Base Currency Amount of the Letter of Credit if required under paragraph (d) of Clause 6.5 (Issue of Letters of Credit) and notifies the Issuing Bank and Lenders of the Letter of Credit in accordance with paragraph (d) of Clause 6.5 (Issue of Letters of Credit).

U-1 noon
Delivery of duly completed Renewal Request

“U”  =   date of Utilisation

“U-X” =   Business Days prior to date of Utilisation

SCHEDULE 10

FORM OF LETTER OF CREDIT

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g. pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

To: [Beneficiary] (the “Beneficiary”)

Date

Irrevocable Standby Letter of Credit no. [   ]

At the request of [   ], [Issuing Bank] (the “Issuing Bank”) issues this irrevocable standby Letter of Credit (“Letter of Credit”) in your favour on the following terms and conditions:

1.	Definitions

In this Letter of Credit:

“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for general business in [London].*

“Demand” means a demand for a payment under this Letter of Credit in the form of the schedule to this Letter of Credit.

“Expiry Date” means [   ].

“Total L/C Amount” means [   ].

2.	Issuing Bank’s agreement

(a)

The Beneficiary may request a drawing or drawings under this Letter of Credit by giving to the Issuing Bank a duly completed Demand. A Demand must be received by the Issuing Bank by [   ] p.m. ([London] time) on the Expiry Date.

(b)

Subject to the terms of this Letter of Credit, the Issuing Bank unconditionally and irrevocably undertakes to the Beneficiary that, within [10] Business Days of receipt by it of a Demand, it must pay to the Beneficiary the amount demanded in that Demand.

(c)

The Issuing Bank will not be obliged to make a payment under this Letter of Credit if as a result the aggregate of all payments made by it under this Letter of Credit would exceed the Total L/C Amount.

3.	Expiry

(a)

The Issuing Bank will be released from its obligations under this Letter of Credit on the date (if any) notified by the Beneficiary to the Issuing Bank as the date upon which the obligations of the Issuing Bank under this Letter of Credit are released.

(b)

Unless previously released under paragraph (a) above, on [   ] p.m.([London] time) on the Expiry Date the obligations of the Issuing Bank under this Letter of Credit will cease with no further liability on the part of the Issuing Bank except for any Demand validly presented under the Letter of Credit that remains unpaid.

(c)	When the Issuing Bank is no longer under any further obligations under this Letter of Credit, the Beneficiary must return the original of this Letter of Credit to the Issuing Bank.

4.	Payments

All payments under this Letter of Credit shall be made in [   ] and for value on the due date to the account of the Beneficiary specified in the Demand.

5.	Delivery of Demand

Each Demand shall be in writing, and, unless otherwise stated, may be made by letter, fax or telex and must be received in legible form by the Issuing Bank at its address and by the particular department or office (if any) as follows:

[   ]

6.	Assignment

The Beneficiary’s rights under this Letter of Credit may not be assigned or transferred.

7.	ISP

Except to the extent it is inconsistent with the express terms of this Letter of Credit, this Letter of Credit is subject to the Uniform Customs and Practice for Documentary Credits 2007 Revision, International Chamber of Commerce Publication No. 600.

8.	Governing law

This Letter of Credit is governed by English law.

9.	Jurisdiction

The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Letter of Credit.

Yours faithfully

[Issuing Bank]

By:

NOTES:

*	This may need to be amended depending on the currency of payment under the Letter of Credit.

SCHEDULE

FORM OF DEMAND

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g. pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

To: [ISSUING BANK]

[Date]

Dear Sirs

Standby Letter of Credit no. [   ] issued in favour of [BENEFICIARY] (the “Letter of Credit”)

We refer to the Letter of Credit. Terms defined in the Letter of Credit have the same meaning when used in this Demand.

1.	We certify that the sum of [ ] is due [and has remained unpaid for at least [ ] Business Days] [under [set out underlying contract or agreement]]. We therefore demand payment of the sum of [ ].

2.	Payment should be made to the following account:

Name:

Account Number:

Bank:

3.	The date of this Demand is not later than the Expiry Date.

Yours faithfully

(Authorised Signatory)	(Authorised Signatory)

For

[BENEFICIARY]

SCHEDULE 11

SECURITY PRINCIPLES

1.	Security Principles

(a)

The guarantees and security to be provided will be given in accordance with the security principles (the “Security Principles”) set out in this Schedule 11. This Schedule 11 addresses the manner in which the security principles will impact on the guarantees and security proposed to be taken in relation to this transaction.

(b)

The Security Principles embody recognition by all parties that there may be certain legal and practical difficulties in obtaining security from all Guarantor Companies in every jurisdiction in which Guarantor Companies are incorporated. In particular:

(i)

all guarantees and security granted may have to be limited to the extent advised by local counsel and tax advisers as being necessary or reasonably desirable to comply with local legal requirements and recommended tax structuring;

(ii)

general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalisation” rules, retention of title claims and similar principles may limit the ability of a Guarantor Company to provide a guarantee or security or may require that the guarantee be limited by an amount or otherwise. Listco will use reasonable endeavours to assist in demonstrating that adequate corporate benefit accrues to each Guarantor Company and otherwise overcoming such limitations;

(iii)

in the case of any Joint Venture or non-wholly-owned Subsidiary, the Joint Venture agreement, the shareholders’ agreement or the law generally may contain restrictions on providing guarantees or security, but Listco will use reasonable endeavours to avoid or overcome such restrictions;

(iv)	the security and extent of its perfection will be agreed, taking into account the present and future cost to the Group of providing security and the proportionate benefit accruing to the Lenders;

(v)

any assets subject to third party arrangements which are permitted by this Agreement and which prevent those assets from being charged will be excluded from the fixed charge in any relevant security document, provided that reasonable endeavours to obtain consent to charging any such assets shall be used by the relevant Guarantor Company if the relevant asset is material;

(vi)

Guarantor Companies will not be required to give guarantees or enter into security documents if that would conflict with the fiduciary duties of their directors or contravene any legal prohibition or result in a risk of personal or criminal liability on the part of any officer, provided that the relevant Guarantor Company shall use reasonable endeavours to overcome any such obstacle;

(vii)

perfection of security, when required, and other legal formalities will be completed as soon as practicable and, in any event, within the time periods specified in the Finance Documents therefor or (if earlier or to the extent no such time periods are specified in the

Finance Documents) within the time periods specified by applicable law in order to ensure due perfection. Prior to a Declared Default or an RCF Declared Default or other Acceleration Event (as defined in the Intercreditor Agreement), the perfection of security granted will not be required if it would have a material adverse effect on the ability of the relevant Guarantor Company to conduct its operations and business in the ordinary course as otherwise permitted by the Finance Documents;

(viii)

the maximum granted or secured amount may be limited to minimise stamp duty, notarisation, registration or other applicable fees, taxes and duties where the benefit of increasing the granted or secured amount is disproportionate to the level of such fee, taxes and duties;

(ix)

where a class of assets to be secured includes material and immaterial assets, if the cost of granting security over the immaterial assets is disproportionate to the benefit of such security, security will be granted over the material assets only;

(x)

unless granted under a global security document governed by the law of the jurisdiction of a Guarantor Company or under English law, all security (other than share security over its Guarantor Company subsidiaries) shall be governed by the law of and secure assets located in the jurisdiction of incorporation of that Guarantor Company;

(xi)

guarantee limitations may mean that access to the assets of a Guarantor Company is limited, in which case any asset security granted by that Guarantor Company shall be proportionate to the value of its guarantee;

(xii)

no perfection action will be required in jurisdictions where Guarantor Companies are not located but perfection action may be required in the jurisdiction of one Guarantor Company in relation to security granted by another Guarantor Company located in a different jurisdiction;

(xiii)	local law restrictions may mean that the Lenders may not be able to benefit from the same security; and

(xiv)	the Security Agent will hold one set of security for the Lenders, unless otherwise advisable under local law.

(c)

Reasonable legal fees, disbursements, registration costs, taxes, notary fees and other costs and expenses related to the guarantees and security incurred by legal counsel to Listco and by legal counsel to an Arranger will be paid by Listco.

2.	Guarantors and security

(a)

Each guarantee and security will be an upstream, cross-stream and downstream guarantee and each guarantee and security will be for all liabilities of the Obligors under the relevant Debt Documents to the Secured Parties in accordance with, and subject to, the requirements of the Security Principles in each relevant jurisdiction.

(b)

To the extent possible, all security shall be given in favour of the Security Agent and not the Finance Parties individually. “Parallel debt” provisions will be used where necessary; such provisions will be contained in the Intercreditor Agreement and not the individual security documents unless required under local law. To the extent possible, there should be no action required to be taken in relation to the guarantees or security when any Lender transfers any of its participation in the Facilities to a New Lender.

(c)

The Obligors will be required to pay the reasonable costs of any execution, re-execution, notarisation, registration, re-registration, amendment or other perfection requirement for any security on any transfer by any Arranger or Original Lender in the course of syndication of any of the Facilities (or any Additional Facility), otherwise the cost or fee shall be for the account of the transferee Lender.

(d)

Assets subject to Transaction Security governed by Swedish law shall not be sold, leased, transferred or disposed of or be automatically released from such Transaction Security even if such transaction is expressly permitted by the Finance Documents, without the prior written consent (in its sole discretion) by the Security Agent. The Transaction Security Documents governed by Swedish law will not operate to automatically release any asset subject to such Transaction Security other than following the full discharge of the secured liabilities.

3.	Terms of security documents

The following principles will be reflected in the terms of any security taken as part of this transaction:

(a)	the security will be first ranking;

(b)	security will not be enforceable until a Declared Default or an RCF Declared Default or other Acceleration Event (as defined in the Intercreditor Agreement);

(c)

representations and undertakings shall only be included in each security document to confirm any registration or perfection of the security (save to the extent that Security Agent’s local counsel deems it necessary to include any further provisions (or deviate from those contained in this Agreement) in order to protect, ensure the priority of, or preserve the Security granted to the Secured Parties);

(d)

the provisions of each security document will not be unduly burdensome on the Guarantor Company or interfere unreasonably with the operation of its business and will be limited to those required to create or maintain effective security and not impose commercial obligations;

(e)

information, such as lists of assets, will be provided if, and only to the extent, required by local law to be provided to perfect or register the security and, unless required to be provided by local law more frequently, be provided annually or, following an Event of Default which is outstanding, on the Security Agent’s reasonable request;

(f)

the Lenders shall only be able to exercise a power of attorney following the occurrence of a Declared Default or an RCF Declared Default or other Acceleration Event (as defined in the Intercreditor Agreement) or if the relevant Guarantor Company has failed to comply with a further assurance or perfection obligation within 10 Business Days of being notified of that failure and being requested to comply;

(g)	security will, where possible and practical, automatically create security over future assets of the same type as those already secured; and

(h)

in the security documents there will be no repetition or extension of clauses set out in the Facilities Agreements (or the Intercreditor Agreement) such as those relating to notices, costs and expenses, indemnities, tax gross-up, distribution of proceeds and release of security unless required by local law.

4.	Security jurisdictions

Subject to these principles, and other than with respect to initial Transaction Security to be taken as set out in Schedule 2 (Conditions Precedent and Conditions Subsequent), the shares in each Guarantor Company shall be charged or pledged. Subject to paragraph 13 (Real estate) below and save where a Borrower’s jurisdiction of incorporation is elsewhere, no security other than share security shall be granted in any jurisdiction other than the United Kingdom, the British Virgin Islands, Luxembourg, the Netherlands, Sweden, the US and the jurisdiction of any Borrower.

5.	Excluded Jurisdictions

(a)

The guarantees and security to be provided in respect of the Facilities in accordance with the Security Principles are only to be given by any member of the Group which is not incorporated in any country or territory in Africa, South or Central America, China, Japan, Korea, India, Ukraine, Russia, Turkey, Montenegro, Macedonia, Serbia, Bosnia and Herzegovina, Thailand or any Sanctioned Country (each such jurisdiction, an “Excluded Jurisdiction”).

(b)

No guarantees shall be required to be given by, and no security shall be required to be given by (or over shares, ownership interests or investments in), any person incorporated in an Excluded Jurisdiction.

6.	Bank accounts

If a Guarantor Company grants security over its bank accounts, it shall be free to deal with those accounts in the course of its business until a Declared Default or an RCF Declared Default or other Acceleration Event (as defined in the Intercreditor Agreement), save to the extent agreed otherwise in respect of cash collateral and mandatory prepayment accounts.

If required by local law to perfect the security, notice of the security will be served on the account bank within five Business Days of the security being granted (in respect of the Norwegian Obligors and Swedish Obligors, such notice shall be served on the account bank without undue delay of any such security being granted, and the relevant Swedish Obligor shall provide the Security Agent with evidence that such notice has been delivered) and the Guarantor Company shall use its reasonable endeavours to obtain an acknowledgement of that notice with 20 Business Days of service. If the Guarantor Company has used its reasonable endeavours but has not been able to obtain acknowledgement, its obligation to obtain acknowledgement shall cease on the expiry of that 20 Business Day period. Irrespective of whether notice of the security is required for perfection, if the service of notice would prevent the Guarantor Company from using a bank account in the course of its business, no notice of security shall be served until the occurrence of a Declared Default or an RCF Declared Default or other Acceleration Event (as defined in the Intercreditor Agreement).

Any security over bank accounts shall be subject to any prior security interests in favour of the account bank which are created either by law or in the standard terms and conditions of the account bank. The notice of security may request that these are waived by the account bank but the Guarantor Company shall not be required to change its banking arrangements if these security interests are not waived or only partially waived.

If required under local law, security over bank accounts will be registered subject to the general principles set out in these Security Principles. No security shall be required to be granted in favour of all of the Secured Parties over any cash pooling accounts of the Group or over any temporary escrow accounts created in connection with any acquisition or New Debt Financing.

Security over deposit and securities accounts maintained in the US will be perfected pursuant to customary control agreements, but only to the extent required by the relevant Transaction Security Document.

7.	Fixed assets

If a Guarantor Company grants security over its material fixed assets, it shall be free to deal with those assets in the course of its business until a Declared Default or an RCF Declared Default or other Acceleration Event (as defined in the Intercreditor Agreement).

No notice, whether to third parties or by attaching a notice to the fixed assets, shall be prepared or given until a Declared Default or an RCF Declared Default or other Acceleration Event (as defined in the Intercreditor Agreement).

If required under local law, security over fixed assets will be registered subject to the general principles set out in these Security Principles.

8.	Insurance policies

A Guarantor Company will only grant security over its material insurance policies if claims under such policies may trigger a mandatory prepayment event.

If required by local law to perfect the security, notice of the security will be served on the insurance provider within five Business Days of the security being granted and the Guarantor Company shall use its reasonable endeavours to obtain an acknowledgement of that notice with 20 Business Days of service. If the Guarantor Company has used its reasonable endeavours but has not been able to obtain acknowledgement, its obligation to obtain acknowledgement shall cease on the expiry of that 20 Business Day period.

No loss payee or other endorsement shall be made on the insurance policy.

9.	Intellectual Property

No security shall be required to be granted over any intellectual property of a Guarantor Company save for in the context of any all asset security (including an English law governed floating charge or, when applicable, US law governed all asset security).

To the extent that any security interest is granted over any intellectual property owned by a Guarantor Company, no registration of that security or the security document pursuant to which that security is granted (including, registration with the appropriate national or supra-national intellectual property registry or office and filing of all necessary documents, forms and particulars required by such registry or office in order to record, register, complete or perfect such interest over any existing and future registrations and applications for any registered intellectual property (including trademarks, registered design rights, copyrights and patents)) shall be required or effected until a Declared Default or an RCF Declared Default or other Acceleration Event has occurred (as defined in the Intercreditor Agreement).

10.	Intercompany receivables

If a Guarantor Company grants security over its material intercompany receivables, it shall be free to deal with those receivables in the course of its business until a Declared Default or an RCF Declared Default or other Acceleration Event (as defined in the Intercreditor Agreement).

If required by local law to perfect the security, notice of the security will be served on the relevant lender within five Business Days of the security being granted and the Guarantor Company shall use its reasonable endeavours to obtain an acknowledgement of that notice within 20 Business Days of service. Irrespective of whether notice of the security is required for perfection if the service of notice would prevent the Guarantor Company from dealing with an intercompany receivable in the course of its business, no notice of security shall be served until the occurrence of a Declared Default or an RCF Declared Default or other Acceleration Event (as defined in the Intercreditor Agreement).

If required under local law, security over intercompany receivables will be registered subject to the general principles set out in these Security Principles.

In respect of German Borrowers, where the security provider (or alternative term used in the relevant security documents) is either:

(a)	a major shareholder (wesentlicher Anteilseigner) within the meaning of Section 8a of the German Corporation Tax Act (Körperschaftsteurergesetz) of a German Borrower; or

(b)

an affiliated party within the meaning of Section 1 paragraph 2 of the German Foreign Trade Tax Act (Aussensteuergesetz) of a major shareholder (wesentlicher Anteilseigner) within the meaning of Section 8a of the German Corporation Tax Act (Körperschaftsteurergesetz) of a German Borrower, any Security granted by the security provider pursuant to the relevant agreement over any long term receivables shall not secure (whether directly or, by way of the guarantee provided by the security provider in respect of such German Borrower’s obligations pursuant to Clause 23 (Guarantee and indemnity) of the Agreement, indirectly) any obligations of such German Borrower in respect of any loans granted to such German Borrower under the Agreement.

11.	Trade receivables

If a Guarantor Company grants security over its material trade receivables, it shall be free to deal with those receivables in the course of its business until a Declared Default or an RCF Declared Default or other Acceleration Event (as defined in the Intercreditor Agreement).

No notice of security may be served until the occurrence of a Declared Default or an RCF Declared Default or other Acceleration Event (as defined in the Intercreditor Agreement).

No security will be granted over any trade receivables which cannot be secured under the terms of the relevant contract.

If required under local law, security over trade receivables will be registered subject to the general principles set out in these Security Principles.

Any list of trade receivables required shall not include details of the underlying contracts.

12.	Shares

A Guarantor Company which is a Borrower or a Material Company pursuant to paragraph (c) of the definition of “Material Company” for this purpose, without giving effect to Section 8 (Suspension of Covenants on Achievement of Investment Grade Status) of Schedule 19 (General Undertakings) shall (i) have its own shares charged or pledged and (ii) grant a charge or pledge over the shares in other Guarantor Companies with respect to any shares held by it in any Guarantor Company as at such date, unless expressly provided to the contrary elsewhere in a Finance Document.

The security document will be governed by the laws of the Guarantor Company whose shares are being secured and not by the law of the country of the Guarantor Company granting the security.

Until a Declared Default or an RCF Declared Default or other Acceleration Event (as defined in the Intercreditor Agreement), the charging Guarantor Company will be permitted to retain and to exercise voting rights to any shares charged by it in a manner which does not adversely affect the validity or enforceability of the security or cause an Event of Default to occur and the company whose shares have been charged will (subject to the terms of the Finance Documents) be permitted to pay dividends.

Where customary, on the day of execution of the share charge, the share certificate and a stock transfer form executed in blank will be provided to the Security Agent and where required by law the share certificate or shareholders register will be endorsed or written up and the endorsed share certificate or a copy of the written up register provided to the Security Agent.

Unless the restriction is required by law, the constitutional documents of the company whose shares have been charged will be amended to remove any restriction on the transfer or the registration of the transfer of the shares on enforcement of the security granted over them.

13.	Real estate

Unless to the extent otherwise agreed following a period of consultation, no security will be granted in respect of real estate located in any jurisdiction other than the United Kingdom (including, for the avoidance of doubt, Germany and Austria). Only equitable security will be taken over real estate in the United Kingdom unless agreed otherwise.

A Guarantor Company shall grant security over its material real estate in the United Kingdom.

There will be no obligation to investigate title, provide surveys or other insurance or environmental due diligence.

A Guarantor Company will be under no obligation to obtain any landlord consent required to grant security over its material real estate, or to investigate the possibility thereof. Costs of granting real estate security must be within the agreed costs cap and the amount secured by each security over material real estate may be restricted to an agreed level.

SCHEDULE 12

FORM OF LENDER ACCESSION NOTICE

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g., pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

To:   [   ] as Agent and [   ] as Security Agent

From:  [Additional Facility Lender] (the “New Lender”)4

Date:   [   ]

Dear Sirs

Nomad Foods Limited – Senior Facilities Agreement dated 3 July 2014 as amended and restated from time to time, including pursuant to an Amendment and Restatement Agreement dated [   ] [   ] 2025 (the “Facilities Agreement”)

We refer to the Agreement. This is a Lender Accession Notice. Terms defined in the Agreement have the same meaning in this Notice unless given a different meaning herein.

1.

[Name of Additional Facility Lender] of [address/registered office] agrees to become an Additional Facility Lender and to be bound by the terms of the Agreement as a Lender under [Details of relevant Additional Facility].

2.

The New Lender intends to incur liabilities under the Finance Documents in respect of [the Additional Term Facility] as set out in the attached Additional Facility Notice. [Note: attach the relevant Additional Facility Notice] to this Notice]

3.	The New Lender:

(a)	acknowledges and agrees each of the matters set out in Clause 2.4 (Additional Facilities) and Clause 29.10 (Lender Accession Notice) of the Agreement;

[4]	Please ensure that the rights acquired or the consideration paid by the New Lender is:
i.

until the interpretation of the term “public” (as referred to in Article 4.1(1) of the Capital Requirements Regulation (EU/575/2013)) has been published by the competent authority, at least equal to the amount required at such time for the New Lender to be deemed a professional market party within the meaning of the Dutch Financial Supervision Act (Wet op het Financieel Toezicht); and

ii.

as soon as the interpretation of the term “public” has been published by the competent authority, at least equal to the amount required at such time for the New Lender not be part of the “public” on the basis of such interpretation.

(b)	confirms that it is not a member of the Group or a Listco Affiliate;

(c)	[other confirmations to be included as required by relevant clause].

4.	[The New Lender confirms that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a)	a company resident in the United Kingdom for United Kingdom tax purposes;

(b)	a partnership each member of which is:

(i)	a company so resident in the United Kingdom;

(ii)

a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of Section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(c)

a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of Section 19 of the CTA) of that company;[5]

5.	[The New Lender confirms that it is [a Qualifying Lender (other than a Treaty Lender)] [a Treaty Lender].

6.	We refer to clause [18.13] (Creditor/Agent Accession Undertaking) of the Intercreditor Agreement:

(a)

In consideration of the New Lender being accepted as a Credit Facility Lender for the purposes of the Intercreditor Agreement, the New Lender confirms that, as from [date], it intends to be party to the Intercreditor Agreement as a Credit Facility Lender and Credit Facility Finance Party, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a Credit Facility Lender and Credit Facility Finance Party and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement.

(b)	The undertakings contained in this Notice have been entered into on the date stated above.

7.	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 37.2 (Addresses) of the Agreement are:

[   ]

8.	It is intended that this Notice takes effect as a deed notwithstanding the fact that a party may only execute this Notice under hand.

9.	This Notice may be executed in any number of counterparts and this Notice has the same effect as if the signatures on the counterparts were on a single copy of this Notice.

[5]	Include if the New Lender comes within paragraph (a)(ii) of the definition of “Qualifying Lender” in Clause 18.1 (Definitions) of the Facilities Agreement.

10.	This Notice and any non-contractual obligations arising out of or in connection with it are governed by English law.

11.

The Parties agree that the exclusive place of performance (Erfüllungsort) for all rights and obligations under any Finance Document shall be at the seat of the Agent in London, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria, which especially means that the payment of amounts under any Facility shall be made to a bank account and, respectively, from a bank account outside of the Republic of Austria. Any communication to be made under or in connection with this Notice or any other Finance Document shall be made to an address outside of the Republic of Austria. It is expressly agreed between the Parties hereto that any such performance within the Republic of Austria will not establish Austria as the place of performance and shall be deemed not effective with respect to any Party hereto.

This Notice has been executed and delivered as a deed on the date stated at the beginning of this Notice and is governed by English law.

[Additional Facility Lender]

By:

This Notice is accepted as a Lender Accession Notice for the purposes of the Agreement by the Agent and the Security Agent.

Agent	Security Agent

By:	By:

SCHEDULE 13

FORM OF ADDITIONAL FACILITY NOTICE

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g., pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

From:  [     ] as Lender

[     ] as Obligors’ Agent

To:   [     ] as Agent

Dated:

Dear Sirs

Nomad Foods Limited – Senior Facilities Agreement dated 3 July 2014 as amended and restated from time to time, including pursuant to an Amendment and Restatement Agreement dated [   ] [   ] 2025 (the “Facilities Agreement”)

1.

We refer to the Facilities Agreement. This is an Additional Facility Notice delivered pursuant to Clause 2.4 (Additional Facilities) of the Agreement. Terms defined in the Agreement have the same meaning in this Additional Facility Notice unless given a different meaning in this Additional Facility Notice.

2.	We wish to establish an Additional Facility on the following terms:

(a)	Borrower(s):	[ ]

(b)	Lender(s):	[ ]

(c)	Lender Commitment(s):	[ ]

(d)	Base Currency Amount:	[ ]

(e)	Currency/Currencies:	[ ]

(f)	Interest Rate/Margin:	[ ]

(g)	Termination Date:	[ ]

(h)	Repayment Dates:	[ ]

(i)	Availability Period:	[ ]

(j)	Commencement Date:	[ ]

(k)	Purpose:	[ ]

(l)	Type:	[ ]

[Details of Additional Facility and relevant confirmations as required by Clause 2.4 (Additional Facilities) together with any other information, requests or directions included at the option of Listco and summary of changes to the terms of the Facilities Agreement pursuant to paragraph (i) of Clause 2.4 (Additional Facilities).]

3.	Listco confirms that the requirements of Clause 2.4 (Additional Facilities) are satisfied.

4.

By signing this Additional Facility Notice each Additional Facility Lender in respect of the abovementioned Additional Facility agrees to make available its commitment in that Additional Facility in the aggregate amount set out above.

5.	Each person executing this Additional Facility Notice acknowledges and agrees each of the matters set out in Clause 2.4 (Additional Facilities) of the Agreement.

6.	This Additional Facility Notice and any non-contractual obligations arising out of or in connection with it are governed by English law.

7.

This Additional Facility Notice has been entered into on the date stated above and is executed as a deed by each person to become an Additional Facility Lender in respect of the above-mentioned Additional Facility.

8.	It is intended that this document takes effect as a deed notwithstanding the fact that a party may only execute this document under hand.

EXECUTED AS A DEED [Additional Facility Lender]

acting by

EXECUTED AS A DEED

For and on behalf of [Listco and Obligors’ Agent]

This Additional Facility Notice is accepted for all purposes under the Finance Documents.

Acknowledged by the Agent

[Agent]

By:

SCHEDULE 14

FORMS OF NOTIFIABLE DEBT PURCHASE TRANSACTION NOTICE

PART I

FORM OF NOTICE ON ENTERING INTO NOTIFIABLE DEBT PURCHASE TRANSACTION

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g., pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

From:  [The Lender]

To:   [   ] as Agent

Dated:

Dear Sirs

Nomad Foods Limited – Senior Facilities Agreement dated 3 July 2014 as amended and restated from time to time, including pursuant to an Amendment and Restatement Agreement dated [   ] [   ] 2025 (the “Facilities Agreement”)

1.

We refer to paragraph (b) of Clause 30.2 (Disenfranchisement on Debt Purchase Transactions) of the Agreement. Terms defined in the Agreement have the same meaning in this notice unless given a different meaning in this notice.

2.	We have entered into a Notifiable Debt Purchase Transaction.

3.	The Notifiable Debt Purchase Transaction referred to in paragraph 2 above relates to the amount of our Commitment(s) as set out below.

Commitment	Amount of our Commitment to which Notifiable Debt Purchase Transaction relates (Base Currency)

[Facility [ ] Commitment	[insert amount (of that Commitment) to which the relevant Debt Purchase Transaction applies]

This notice of a Notifiable Debt Purchase Transaction and any non-contractual obligations arising out of or in connection with it are governed by English law.

[Lender] By:

PART II

FORM OF NOTICE ON TERMINATION OF NOTIFIABLE DEBT PURCHASE TRANSACTION [/

NOTIFIABLE DEBT PURCHASE TRANSACTION CEASING TO BE WITH LISTCO AFFILIATE]

The taking of (a) any of the Finance Documents (including this document) or (b) any certified copy thereof or (c) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (i) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (ii) the sending of any e-mail communication to which an electronic scan copy (e.g., pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (iii) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (A) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (B) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (C) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

From:  [The Lender]

To:   [   ] as Agent

Dated:

Nomad Foods Limited – Senior Facilities Agreement dated 3 July 2014 as amended and restated from time to time, including pursuant to an Amendment and Restatement Agreement dated [   ] [   ] 2025 (the “Facilities Agreement”)

We refer to paragraph (c) of Clause 30.2 (Disenfranchisement on Debt Purchase Transactions) of the Agreement. Terms defined in the Agreement have the same meaning in this notice unless given a different meaning in this notice.

1.	A Notifiable Debt Purchase Transaction which we entered into and which we notified you of in a notice dated [ ] has [terminated]/[ceased to be with a Listco Affiliate].*

2.	The Notifiable Debt Purchase Transaction referred to in paragraph 1 above relates to the amount of our Commitment(s) as set out below.

Commitment	Amount of our Commitment to which Notifiable Debt Purchase Transaction relates (Base Currency)
[Facility [ ] Commitment	[insert amount (of that Commitment) to which the relevant Debt Purchase Transaction applies]

This notice of termination/cessation of a Notifiable Debt Purchase Transaction and any non-contractual obligations arising out of or in connection with it are governed by English law.

[Lender] By:

SCHEDULE 15

COMPOUNDED RATE TERMS

PART I

DOLLARS

CURRENCY AND CATEGORY OF LOAN/UNPAID SUM/ACCRUAL: US Dollars – Compounded Rate Loans and, on and from the Rate Switch Date for US Dollars, accrual of commission or fees.

Rate Switch Currency

US Dollars is a Rate Switch Currency.

Cost of funds as a fallback

Cost of funds will apply as a fallback.

Definitions

Additional Business Days:	An RFR Banking Day.

Backstop Rate Switch Date:	10 November 2022.

Break Costs:	None specified

Business Day Conventions (definition of “Month” and Clause 15.2 (Non-Business Days)):	(a) If any period is expressed to accrue by reference to a Month or any number of Months then, in respect of the last Month of that period:

(i) subject to paragraph (iii) below, if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(ii)  if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(iii)  if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

(b)   If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

Central Bank Rate:

(a)   The short-term interest rate target set by the US Federal Open Market Committee as published by the Federal Reserve Bank of New York from time to time; or

(b)   if that target is not a single figure, the arithmetic mean of:

(i) the upper bound of the short-term interest rate target range set by the US Federal Open Market Committee and published by the Federal Reserve Bank of New York; and

(ii)  the lower bound of that target range.

Central Bank Rate Adjustment:

In relation to the Central Bank Rate prevailing at close of business on any RFR Banking Day, the 20 per cent. trimmed arithmetic mean (calculated by the Agent, or by any other Finance Party which agrees to do so in place of the Agent) of the Central Bank Rate Spreads for the five most immediately preceding RFR Banking Days for which the RFR is available.

For this purpose, “Central Bank Rate Spread” means, in relation to any RFR Banking Day, the difference (expressed as a percentage rate per annum) calculated by the Agent (or by any other Finance Party which agrees to do so in place of the Agent) between:

(a)   the RFR for that RFR Banking Day; and

(b)   the Central Bank Rate prevailing at close of business on that RFR Banking Day.

Credit Adjustment Spread:	Length of Interest Period	Credit Adjustment Spread
	One week	0.03839%
	One Month or less but greater than one week	0.11448%
	Two Months or less but greater than one Month	0.18456%
	Three Months or less but greater than two Months	0.26161%
	Six Months or less but greater than three Months	0.42826%
	12 Months or less but greater than six Months	0.71513%

Daily Rate:	The “Daily Rate” for any RFR Banking Day is: (a) the RFR for that RFR Banking Day; or (b) if the RFR is not available for that RFR Banking Day, the percentage rate per annum which is the aggregate of:

(i) the Central Bank Rate for that RFR Banking Day; and (ii) the applicable Central Bank Rate Adjustment; or
(c) if paragraph (b) above applies but the Central Bank Rate for that RFR Banking Day is not available, the percentage rate per annum which is the aggregate of:

(i) the most recent Central Bank Rate for a day which is no more than five RFR Banking Days before that RFR Banking Day; and (ii) the applicable Central Bank Rate Adjustment,

rounded, in each case, to four decimal places (with 0.00005 being rounded upwards) and if, in each case, the aggregate of that rate and the applicable Credit Adjustment Spread is less than zero, the Daily Rate shall be deemed to be such a rate that the aggregate of the Daily Rate and the applicable Credit Adjustment Spread is zero.

Lookback Period:	Five RFR Banking Days.

Market Disruption Rate:	The percentage rate per annum which is the aggregate of: (a) the Cumulative Compounded RFR Rate for the Interest Period of the relevant Loan; and (b) the applicable Credit Adjustment Spread.

Relevant Market:	The market for overnight cash borrowing collateralised by US Government Securities.

Reporting Day:	The Business Day which follows the day which is the Lookback Period prior to the last day of the Interest Period.

RFR:	The secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York (or any other person which takes over the administration of that rate) published by the Federal Reserve Bank of New York (or any other person which takes over the publication of that rate).

RFR Banking Day:

Any day other than:

(a)   a Saturday or Sunday; and

(b)   a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US Government securities.

Published Rate Contingency Period:	30 days

Interest Periods

Length of Interest Period in absence of selection (paragraph (c) of Clause 15.1 (Selection of Interest Periods)):	One Month.

Periods capable of selection as Interest Periods (paragraph (d) of Clause 15.1 (Selection of Interest Periods)):	One, three and six Months.

Reporting Times

Deadline for Lenders to report market disruption in accordance with Clause 16.4 (Market disruption):	Close of business in London on the Reporting Day for the relevant Loan.

Deadline for Lenders to report their cost of funds in accordance with Clause 16.5 (Cost of funds):	Close of business on the date falling two Business Days after the Reporting Day for the relevant Loan (or, if earlier, on the date falling two Business Days before the date on which interest is due to be paid in respect of the Interest Period for that Loan).

PART II

STERLING

CURRENCY:	Sterling.

Cost of funds as a fallback

Cost of funds will apply as a fallback.

Definitions

Additional Business Days:	An RFR Banking Day.

Break Costs:	None specified.

Business Day Conventions (definition of “Month” and Clause 15.2 (Non-Business Days)):	(a) If any period is expressed to accrue by reference to a Month or any number of Months then, in respect of the last Month of that period:

(i) subject to paragraph (iii) below, if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(ii)  if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(iii)  if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

(b)   If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

Central Bank Rate:	The Bank of England’s Bank Rate as published by the Bank of England from time to time.

Central Bank Rate Adjustment:

In relation to the Central Bank Rate prevailing at close of business on any RFR Banking Day, the 20 per cent. trimmed arithmetic mean (calculated by the Agent, or by any other Finance Party which agrees to do so in place of the Agent) of the Central Bank Rate Spreads for the five most immediately preceding RFR Banking Days for which the RFR is available.

For this purpose, “Central Bank Rate Spread” means, in relation to any RFR Banking Day, the difference (expressed as a percentage rate per annum) calculated by the Agent (or by any other Finance Party which agrees to do so in place of the Agent) between:

(a) the RFR for that RFR Banking Day; and

(b) the Central Bank Rate prevailing at close of business on that RFR Banking Day.

Credit Adjustment Spread:	Length of Interest Period	Credit Adjustment Spread
	One week	0.0168%
	One Month or less but greater than one week	0.0326%
	Two Months or less but greater than one Month	0.0633%
	Three Months or less but greater than two Months	0.1193%
	Six Months or less but greater than three Months	0.2766%
	12 Months or less but greater than six Months	0.4644%

Daily Rate:	The “Daily Rate” for any RFR Banking Day is: (a) the RFR for that RFR Banking Day; or (b) if the RFR is not available for that RFR Banking Day, the percentage rate per annum which is the aggregate of:

(i) the Central Bank Rate for that RFR Banking Day; and (ii) the applicable Central Bank Rate Adjustment; or

(c) if paragraph (b) above applies but the Central Bank Rate for that RFR Banking Day is not available, the percentage rate per annum which is the aggregate of:

(i) the most recent Central Bank Rate for a day which is no more than five RFR Banking Days before that RFR Banking Day; and (ii) the applicable Central Bank Rate Adjustment,

rounded, in each case, to four decimal places (with 0.00005 being rounded upwards) and if, in each case, the aggregate of that rate and the applicable Credit Adjustment Spread is less than zero, the Daily Rate shall be deemed to be such a rate that the aggregate of the Daily Rate and the applicable Credit Adjustment Spread is zero.

Lookback Period:	Five RFR Banking Days.

Market Disruption Rate:	The percentage rate per annum which is the aggregate of: (a) the Cumulative Compounded RFR Rate for the Interest Period of the relevant Loan; and (b) the applicable Credit Adjustment Spread (if any).

Relevant Market:	The sterling wholesale market.

Reporting Day:	The day which is the Lookback Period prior to the last day of the Interest Period or, if that day is not a Business Day, the immediately following Business Day.

RFR:	The SONIA (sterling overnight index average) reference rate displayed on the relevant screen of any authorised distributor of that reference rate.

RFR Banking Day:	A day (other than a Saturday or Sunday) on which banks are open for general business in London.

Published Rate Contingency Period:	30 days

Interest Periods

Length of Interest Period in absence of selection (paragraph (c) of Clause 15.1 (Selection of Interest Periods)):	One Month.

Periods capable of selection as Interest Periods (paragraph (d) of Clause 15.1 (Selection of Interest Periods)):	One, three and six Months.

Reporting Times

Deadline for Lenders to report market disruption in accordance with Clause 16.4 (Market disruption):	Close of business in London on the Reporting Day for the relevant Loan.

Deadline for Lenders to report their cost of funds in accordance with Clause 16.5 (Cost of funds):	Close of business on the date falling two Business Days after the Reporting Day for the relevant Loan (or, if earlier, on the date falling two Business Days before the date on which interest is due to be paid in respect of the Interest Period for that Loan).

PART III

SWISS FRANCS

CURRENCY:	Swiss francs.

Cost of funds as a fallback

Cost of funds will apply as a fallback.

Definitions

Additional Business Days:	An RFR Banking Day.

Break Costs:	None specified.

Business Day Conventions (definition of “Month” and Clause 15.2 (Non-Business Days)):	(a) If any period is expressed to accrue by reference to a Month or any number of Months then, in respect of the last Month of that period:

(i) subject to paragraph (iii) below, if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(ii)  if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(iii)  if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

(b)   If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

Central Bank Rate:	The policy rate of the Swiss National Bank as published by the Swiss National Bank from time to time.

Central Bank Rate Adjustment:	In relation to the Central Bank Rate prevailing at close of business on any RFR Banking Day, the 20 per cent. trimmed arithmetic mean (calculated by the Agent, or by any other Finance Party which agrees to do so in place of the Agent) of the Central Bank Rate Spreads for the five most immediately preceding RFR Banking Days for which the RFR is available.

For this purpose, “Central Bank Rate Spread” means, in relation to any RFR Banking Day, the difference (expressed as a percentage rate per annum) calculated by the Agent (or by any other Finance Party which agrees to do so in place of the Agent) between:

the RFR for that RFR Banking Day; and

the Central Bank Rate prevailing at close of business on that RFR Banking Day.

Credit Adjustment Spread:	Length of Interest Period	Credit Adjustment Spread
	One week	-0.0705%
	One Month or less but greater than one week	-0.0571%
	Two Months or less but greater than one Month	-0.0231%
	Three Months or less but greater than two Months	0.0031%
	Six Months or less but greater than three Months	0.0741%
	12 Months or less but greater than six Months	0.2048%

Daily Rate:	The “Daily Rate” for any RFR Banking Day is:

(a) the RFR for that RFR Banking Day; or
(b) if the RFR is not available for that RFR Banking Day, the percentage rate per annum which is the aggregate of:

(i) the Central Bank Rate for that RFR Banking Day; and (ii) the applicable Central Bank Rate Adjustment; or

(c) if paragraph (b) above applies but the Central Bank Rate for that RFR Banking Day is not available, the percentage rate per annum which is the aggregate of:

(i) the most recent Central Bank Rate for a day which is no more than five RFR Banking Days before that RFR Banking Day; and (ii) the applicable Central Bank Rate Adjustment,

rounded, in each case, to four decimal places (with 0.00005 being rounded upwards) and if, in each case, the aggregate of that rate and the applicable Credit Adjustment Spread is less than zero, the
Daily Rate shall be deemed to be such rate that the aggregate of the Daily Rate and the applicable
Credit Adjustment Spread is zero.

Lookback Period:	Five RFR Banking Days.

Market Disruption Rate:	The percentage rate per annum which is the aggregate of: (a) the Cumulative Compounded RFR Rate for the Interest Period of the relevant Loan; and (b) the applicable Credit Adjustment Spread.

Relevant Market:	The Swiss francs overnight repo market.

Reporting Day:	The day which is the Lookback Period prior to the last day of the Interest Period or, if that day is not a Business Day, the immediately following Business Day.

RFR:	The SARON (Swiss Average Rate Overnight) reference rate administered by SIX (or any other person which takes over the administration of that rate) as at the close of trading on the SIX Swiss Exchange on the relevant day displayed on page SARON.S of the Thomson Reuters screen under the heading CLSFIX.

RFR Banking Day:	A day (other than a Saturday or Sunday) on which banks are open for the settlement of payments and foreign exchange transactions in Zurich.

Published Rate Contingency Period:	30 days

Interest Periods

Length of Interest Period in absence of selection (paragraph (c) of Clause 15.1 (Selection of Interest Periods)):	One Month.

Periods capable of selection as Interest Periods (paragraph (d) of Clause 15.1 (Selection of Interest Periods)):	One, three and six Months.

Reporting Times

Deadline for Lenders to report market disruption in accordance with Clause 16.4 (Market disruption):	Close of business in London on the Reporting Day for the relevant Loan.

Deadline for Lenders to report their cost of funds in accordance with Clause 16.5 (Cost of funds):	Close of business on the date falling two Business Days after the Reporting Day for the relevant Loan (or, if earlier, on the date falling two Business Days before the date on which interest is due to be paid in respect of the Interest Period for that Loan).

SCHEDULE 16

DAILY NON-CUMULATIVE COMPOUNDED RFR RATE

The “Daily Non-Cumulative Compounded RFR Rate” for any RFR Banking Day “i” during an Interest Period for a Compounded Rate Loan is the percentage rate per annum (without rounding, to the extent reasonably practicable for the Finance Party performing the calculation, taking into account the capabilities of any software used for that purpose) calculated as set out below:

where:

“UCCDRi” means the Unannualised Cumulative Compounded Daily Rate for that RFR Banking Day “i”;

“UCCDRi-1” means, in relation to that RFR Banking Day “i”, the Unannualised Cumulative Compounded Daily Rate for the immediately preceding RFR Banking Day (if any) during that Interest Period;

“dcc” means 360 or, in any case where market practice in the Relevant Market is to use a different number for quoting the number of days in a year, that number;

“ni” means the number of calendar days from, and including, that RFR Banking Day “i” up to, but excluding, the following RFR Banking Day; and

the “Unannualised Cumulative Compounded Daily Rate” for any RFR Banking Day (the “Cumulated RFR Banking Day”) during that Interest Period is the result of the below calculation (without rounding, to the extent reasonably practicable for the Finance Party performing the calculation, taking into account the capabilities of any software used for that purpose):

where:

“ACCDR” means the Annualised Cumulative Compounded Daily Rate for that Cumulated RFR Banking Day;

“tni” means the number of calendar days from, and including, the first day of the Cumulation Period to, but excluding, the RFR Banking Day which immediately follows the last day of the Cumulation Period;

“Cumulation Period” means the period from, and including, the first RFR Banking Day of that Interest Period to, and including, that Cumulated RFR Banking Day;

“dcc” has the meaning given to that term above; and

the “Annualised Cumulative Compounded Daily Rate” for that Cumulated RFR Banking Day is the percentage rate per annum (rounded to four decimal places, with 0.00005 being rounded upwards) calculated as set out below:

where:

“d0” means the number of RFR Banking Days in the Cumulation Period;

“Cumulation Period” has the meaning given to that term above;

“i” means a series of whole numbers from one to d0, each representing the relevant RFR Banking Day in chronological order in the Cumulation Period;

“DailyRatei-LP” means, for any RFR Banking Day “i” in the Cumulation Period, the Daily Rate for the RFR Banking Day which is the applicable Lookback Period prior to that RFR Banking Day “i”;

“ni” means, for any RFR Banking Day “i” in the Cumulation Period, the number of calendar days from, and including, that RFR Banking Day “i” up to, but excluding, the following RFR Banking Day;

“dcc” has the meaning given to that term above; and

“tni” has the meaning given to that term above.

SCHEDULE 17

CUMULATIVE COMPOUNDED RFR RATE

The “Cumulative Compounded RFR Rate” for any Interest Period for a Compounded Rate Loan is the percentage rate per annum (rounded to the same number of decimal places as is specified in the definition of “Annualised Cumulative Compounded Daily Rate” in Schedule 16 (Daily Non-Cumulative Compounded RFR Rate)) calculated as set out below:

where:

“d0” means the number of RFR Banking Days during the Interest Period;

“i” means a series of whole numbers from one to d0, each representing the relevant RFR Banking Day in chronological order during the Interest Period;

“DailyRatei-LP” means for any RFR Banking Day “i” during the Interest Period, the Daily Rate for the RFR Banking Day which is the applicable Lookback Period prior to that RFR Banking Day “i”;

“ni” means, for any RFR Banking Day “i”, the number of calendar days from, and including, that RFR Banking Day “i” up to, but excluding, the following RFR Banking Day;

“dcc” means 360 or, in any case where market practice in the Relevant Market is to use a different number for quoting the number of days in a year, that number; and

“d” means the number of calendar days during that Interest Period.

SCHEDULE 18

INFORMATION UNDERTAKINGS

The capitalised words and expressions in this Schedule 18 shall have the meaning ascribed to them in Schedule 21 (Certain Defined Terms) save that if a capitalized word or expression is not given a meaning in Schedule 21 (Certain Defined Terms) it shall be given the meaning ascribed to it in Clause 1.1 (Definitions) or otherwise pursuant to this Agreement.

1.	Following the Closing Date and for so long as any amounts are outstanding under the Facilities, Listco shall provide to the Agent the following reports:

(a)

within 120 days after the end of each of Listco’s fiscal years, all information that would be required to be contained in a filing with the SEC on Form 20-F if Listco were required to file such a form, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the report of the independent auditors on the financial statements. The reporting furnished pursuant to this clause (a) being the “Annual Financial Statements”;

(b)

within 60 days following the end of each of the first three fiscal quarters in each fiscal year of Listco, quarterly consolidated financial statements of Listco containing (i) an unaudited condensed consolidated balance sheet as of the end of such quarter and unaudited condensed statements of income and cash flow for the most recent quarter year-to-date period ending on the unaudited condensed balance sheet date, and the comparable prior year periods, together with any condensed footnote disclosure, (ii) unaudited pro forma income statement information and balance sheet information (which, for the avoidance of doubt, shall not include the provision of a full income statement or balance sheet to the extent not reasonably available), together with explanatory footnotes, for any material acquisitions, dispositions or recapitalizations that have occurred since the beginning of the relevant quarter, (iii) an operating and financial review of the unaudited financial statements, including a discussion of the results of operations, financial condition and EBITDA, and (iv) material recent developments. The reporting furnished pursuant to this clause (b) being the “Quarterly Financial Statements”; and

(c)

(i) all current reports that would be required to be filed with the SEC on Form 6-K if Listco were required to file such reports and (ii) promptly after the occurrence of any material acquisition, disposition or restructuring or any senior executive officer changes at Listco or change in auditors of Listco or any other material event that Listco or any of its Restricted Subsidiaries announces publicly, a report containing a description of such event.

2.

At any time that any of Listco’s Subsidiaries are Unrestricted Subsidiaries and any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries, if taken together as one Subsidiary, constitutes a Significant Subsidiary of Listco, then the Annual Financial Statements and Quarterly Financial Statements required by Section 1 above shall include either:

(a)

a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of Listco and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries; or

(b)

stand-alone audited or unaudited financial statements, as the case may be, of such Unrestricted Subsidiary or Unrestricted Subsidiaries (as a group or otherwise) together with an unaudited reconciliation to the financial information of Listco and its Subsidiaries, which reconciliation shall include the following items: revenues, EBITDA, net income, cash, total assets, total debt, shareholders equity, capital expenditures and interest expense.

3.

For purposes of Section 1 and Section 2 above, Listco will be deemed to have furnished to the Agent the information required thereunder if Listco has filed such information on reports with the SEC via the EDGAR filing system, and such reports are publicly available or otherwise Listco has published such information on its public website.

SCHEDULE 19

GENERAL UNDERTAKINGS

The capitalized words and expressions in this Schedule shall have the meaning ascribed to them in Schedule 21 (Certain Defined Terms) save that if a capitalized word or expression is not given a meaning in Schedule 21 (Certain Defined Terms), it shall be given the meaning ascribed to it in Clause 1.1 (Definitions) or otherwise pursuant to this Agreement.

1.	Limitation on Indebtedness

(a)

Listco will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that Listco and any of the Restricted Subsidiaries may Incur Indebtedness (including Acquired Indebtedness) if on the date of such Incurrence and after giving pro forma effect thereto (including pro forma application of the proceeds thereof), (1) the Fixed Charge Coverage Ratio for Listco and its Restricted Subsidiaries is at least 2.0 to 1.0; and (2) to the extent that Indebtedness is Senior Secured Indebtedness, the Consolidated Senior Secured Leverage Ratio would have been no greater than 5.25 to 1.0.

(b)	Clause (a) above will not prohibit the Incurrence of the following Indebtedness (“Permitted Debt”):

(i)

Indebtedness Incurred by Listco or any Restricted Subsidiary pursuant to any Credit Facility (including letters of credit or bankers’ acceptances issued or created under any Credit Facility) in an aggregate principal amount at any time outstanding not to exceed the sum of:

(A)	the aggregate of:

(I)	€[ ] million or, if higher, the principal amount of Facility B1 as the 2025 Effective Date; plus

(II)	US$[ ] million or, if higher, the principal amount of Facility B2 as the 2025 Effective Date; plus

(III)	€175.0 million or, if higher, the principal amount of the Revolving Facility as at the 2025 Effective Date; plus

(B)	€250.0 million,

together with any Refinancing Indebtedness in respect of the foregoing and any Guarantees in respect of such Indebtedness plus in the case of any refinancing of any Indebtedness permitted under this sub-clause (b)(i) or any portion thereof, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses Incurred in connection with such refinancing;

(ii)

(A)

Guarantees by Listco or any Restricted Subsidiary of Indebtedness of Listco or any Restricted Subsidiary, so long as the Incurrence of such Indebtedness is permitted to be Incurred under this Section 1; provided that, if the Indebtedness being guaranteed is subordinated to the Facilities, then the guarantee must be subordinated to the Facilities to the same extent as the Indebtedness being guaranteed; or

(B)

without limiting Section 3 (Limitation on Liens), Indebtedness arising by reason of any Lien granted by or applicable to such person securing Indebtedness of Listco or any Restricted Subsidiary so long as the Incurrence of such Indebtedness is permitted under the terms of this Agreement;

(iii)	Indebtedness of Listco owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by Listco or any Restricted Subsidiary; provided, however, that:

(A)

if Listco or a Guarantor is the obligor on any such Indebtedness and the obligee is a Restricted Subsidiary that is not a Guarantor, such Indebtedness is unsecured and, ((i) except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of Listco and its Restricted Subsidiaries and (ii) to the extent legally permitted (Listco and the Restricted Subsidiaries having completed all procedures required in the reasonable judgment of directors or officers of the obligee or obligor to protect such persons from any penalty or civil or criminal liability in connection with the subordination of such Indebtedness)) expressly subordinated to the prior payment in full in cash of all obligations with respect to the Facilities, in the case of Listco, or the applicable Guarantee, in the case of a Guarantor; and

(B)

any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a person other than Listco or a Restricted Subsidiary and any sale or other transfer of any such Indebtedness to a person other than Listco or a Restricted Subsidiary, shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this sub-clause (b)(iii) by Listco or such Restricted Subsidiary, as the case may be;

(iv)

(A) Indebtedness represented by the Existing Senior Secured Notes (other than any Additional Notes), (B) any Indebtedness (other than Indebtedness described in sub-clause (b)(i) and sub-clause (b)(iii)) outstanding on the Closing Date after giving pro forma effect to the Transactions and (C) Refinancing Indebtedness Incurred in respect of any Indebtedness described in this sub-clause (b)(iv) or sub-clause (b)(v) or Incurred pursuant to clause (a) and (D) Management Advances;

(v)	Indebtedness:

(A)

outstanding on the date on which a person becomes a Restricted Subsidiary or is merged, consolidated, amalgamated or otherwise combined with (including pursuant to any acquisition of assets and assumption of related liabilities) Listco or any Restricted Subsidiary; or

(B)

Incurred to provide all or a portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which a person became a Restricted Subsidiary or was otherwise acquired by (including pursuant to any acquisition of assets and assumption of related liabilities) Listco or a Restricted Subsidiary; provided, however, that, in each of (A) and (B) above of this sub-clause (b)(v), at the time of such acquisition or other transaction (x) Listco would have been able to Incur €1.00 of additional Indebtedness pursuant to clause (a) after giving effect to the Incurrence of such Indebtedness pursuant to this sub-clause (b)(v) or (y) the Fixed Charge Coverage Ratio for Listco and its Restricted Subsidiaries would not be less than it was immediately prior to giving effect to such acquisition or other transaction;

(vi)

Indebtedness under Currency Agreements, Interest Rate Agreements and Commodity Hedging Agreements entered into not for speculative purposes (as determined in good faith by the Board of Directors or Senior Management of Listco);

(vii)

Indebtedness represented by (A) Capitalized Lease Obligations or Purchase Money Obligations or (B) Indebtedness otherwise Incurred to finance the purchase, lease, rental or cost of design, construction, installation or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any person owning such assets, and any Indebtedness which refinances, replaces or refunds such Indebtedness, in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this sub-clause (b)(vii) and then outstanding, will not exceed at any time outstanding the greater of (x) €135.0 million and (y) 25% of Consolidated EBITDA of Listco for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of calculation;

(viii)

Indebtedness in respect of (A) workers’ compensation claims, self-insurance obligations, performance, indemnity, surety, judgment, appeal, advance payment, customs, value added tax (“VAT”) or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by Listco or a Restricted Subsidiary or relating to liabilities, obligations or guarantees Incurred in the ordinary course of business or in respect of any governmental requirement, (B) letters of credit, bankers’ acceptances, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business or in respect of any governmental requirement; provided, however, that upon the drawing of such letters of credit or similar instruments, the obligations are reimbursed within 30 days following such drawing, (C) the financing of insurance premiums in the ordinary course of business and (D) any customary cash management, cash pooling or netting or setting off arrangements in the ordinary course of business;

(ix)

Indebtedness arising from agreements providing for customary guarantees, indemnification, obligations in respect of earn-outs or other adjustments of purchase price or, in each case, similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets or person or any Capital Stock of a Subsidiary (other than Guarantees of Indebtedness Incurred by any person acquiring or disposing of such business or assets or such Subsidiary for the purpose of financing such acquisition or disposition); provided that, in the case of a disposition, the maximum liability of Listco and its Restricted Subsidiaries in respect of all such Indebtedness shall at no time exceed the gross proceeds, including the fair market value of non-cash proceeds (measured at the time received and without giving effect to any subsequent changes in value), actually received by Listco and its Restricted Subsidiaries in connection with such disposition;

(x)

(A)

Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within 30 Business Days of Incurrence;

(B)	customer deposits and advance payments received in the ordinary course of business from customers for goods or services purchased in the ordinary course of business;

(C)

Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions Incurred in the ordinary course of business of Listco and its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of Listco and its Restricted Subsidiaries;

(D)

Indebtedness Incurred by a Restricted Subsidiary in connection with bankers’ acceptances, discounted bills of exchange or the discounting or factoring of receivables for credit management of bad debt purposes, in each case Incurred or undertaken in the ordinary course of business; and

(E)	Indebtedness arising from Bank Products;

(xi)

Indebtedness in an aggregate outstanding principal amount which, when taken together with any Refinancing Indebtedness in respect thereof and the aggregate principal amount of all other Indebtedness Incurred pursuant to this sub-clause (b)(xi) and then outstanding, will not exceed the greater of €175.0 million and 35% of Consolidated EBITDA of Listco for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of calculation;

(xii)

Indebtedness in an aggregate outstanding principal amount which, when taken together with any Refinancing Indebtedness in respect thereof and the principal amount of all other Indebtedness Incurred pursuant to this sub-clause (b)(xii) and then outstanding, will not exceed 100% of the Net Cash Proceeds received by Listco from the issuance or sale (other than to a Restricted Subsidiary) of its Capital Stock (other than Disqualified Stock, Designated Preference Shares or an Excluded Contribution) or otherwise contributed to the equity (other than through the issuance of Disqualified Stock, Designated Preference Shares or an Excluded Contribution) of Listco, in each case, subsequent to the Closing Date; provided, however, that (i) any such Net Cash Proceeds that are so received or contributed shall be excluded for purposes of making Restricted Payments under clause (a) of Section 2 (Limitation on Restricted Payments) and sub-clauses (b)(i), (b)(vi) and

(b)(x) of Section 2 (Limitation on Restricted Payments) to the extent Listco and its Restricted Subsidiaries Incur Indebtedness in reliance thereon and (ii) any Net Cash Proceeds that are so received or contributed shall be excluded for purposes of Incurring Indebtedness pursuant to this sub-clause (b)(xii) to the extent Listco or any of its Restricted Subsidiaries makes a Restricted Payment under clause (a) of Section 2 (Limitation on Restricted Payments) and sub-clauses (b)(i) and (b)(vi)(3) of Section 2 (Limitation on Restricted Payments) in reliance thereon;

(xiii)

Indebtedness Incurred in a Qualified Receivables Financing or arising as a result of the entry into of service and supply agreements with third party service providers in relation to the collection and settlement of outstanding invoices (including in connection with non-recourse invoice discounting and non-recourse supply chain financing);

(xiv)

Indebtedness under daylight borrowing facilities incurred in connection with the Transactions or any refinancing of Indebtedness (including by way of set-off or exchange) so long as any such Indebtedness is repaid within three days of the date on which such Indebtedness is Incurred;

(xv)

Indebtedness consisting of local lines of credit or working capital facilities in a maximum aggregate amount at any time outstanding not exceeding the greater of (i) €50.0 million and (ii) 15% of Consolidated EBITDA of Listco for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of calculation;

(xvi)

Indebtedness Incurred by Listco and its Restricted Subsidiaries representing (A) deferred compensation to directors, officers, employees, members of management and consultants of Listco or any Restricted Subsidiary in the ordinary course of business and (B) deferred compensation or other similar arrangements in connection with any acquisition or any Permitted Investment; and

(xvii)	[reserved];

(xviii)

Indebtedness from unfunded pension fund and other employee benefit plan obligations and liabilities incurred by Listco and its Restricted Subsidiaries in the ordinary course of business to the extent that they are permitted to remain unfunded under applicable law.

(c)	For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this Section 1:

(i)

in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in clauses (a) and (b) above, Listco, in its sole discretion, will classify, and may from time to time reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the sub-clauses under clause (a) and (b) above. Notwithstanding the immediately preceding sentence, all Indebtedness under Facility B1, Facility B2 or the Original Revolving Facility (and any Refinancing Indebtedness in respect thereof) shall be deemed to have been incurred pursuant to:

(A)	sub-clause (b)(i)(A)(I) above, in the case of Indebtedness under Facility B1;

(B)	sub-clause (b)(i)(A)(II) above, in the case of Indebtedness under Facility B2; and

(C)	sub-clause (b)(i)(A)(III) above, in the case of Indebtedness under the Original Revolving Facility,

and Listco shall not be permitted to reclassify all or a portion of such Indebtedness;

(ii)	[reserved];

(iii)

Guarantees of, or obligations in respect of letters of credit, bankers’ acceptances or other similar instruments relating to, or Liens securing, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(iv)

if obligations in respect of letters of credit, bankers’ acceptances or other similar instruments are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to clause (a) or sub-clauses (b)(i), (b)(vii), (b)(xi), (b)(xii) or (b)(xv) and the letters of credit, bankers’ acceptances or other similar instruments relate to other Indebtedness, then such other Indebtedness shall not be included;

(v)

the principal amount of any Disqualified Stock of Listco or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(vi)

Indebtedness permitted by this Section 1 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 1 permitting such Indebtedness; and

(vii)	the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined on the basis of IFRS.

(d)

Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock or the reclassification of commitments or obligations not treated as Indebtedness due to a change in IFRS will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 1. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount, or liquidation preference thereof, in the case of any other Indebtedness.

(e)	If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date.

(f)

For purposes of determining compliance with any euro-denominated restriction on the Incurrence of Indebtedness and for purposes of any financial calculation pursuant to this Agreement, the exchange rate used shall, at the election of Listco, be:

(i)	the average for the same period as the exchange rate used for Consolidated EBITDA;

(ii)	where and to the extent that part of the principal element of such Indebtedness is subject to a currency hedge, the applicable hedged rate; or

(iii)

the spot rate on the last day of any such calculation consistent with the exchange rate methodology applied in the financial statements most recently delivered pursuant to Schedule 18 (Information Undertakings) in accordance with IFRS;

provided that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than euro, and such refinancing would cause the applicable euro-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such euro-denominated restriction shall be deemed not to have been exceeded so long as the aggregate principal amount of such Refinancing Indebtedness does not exceed the aggregate principal amount of such Indebtedness being refinanced and (b) the Euro Equivalent of the aggregate principal amount of any such Indebtedness outstanding on the Closing Date shall be calculated based on the relevant currency exchange rate in effect on the Closing Date.

(g)

Notwithstanding any other provision of this Section 1, the maximum amount of Indebtedness that Listco or a Restricted Subsidiary may Incur pursuant to this Section 1 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

(h)

Neither Listco nor any Guarantor will Incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Listco or any Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Facilities on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Listco or any Guarantor solely by virtue of being unsecured or by virtue of being secured with different collateral or by virtue of being secured on a junior priority basis or by virtue of the application of waterfall or other payment ordering provisions affecting different tranches of Indebtedness.

2.	Limitation on Restricted Payments

(a)	Listco will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(i)

declare or pay any dividend or make any other payment or distribution on or in respect of Listco’s or any Restricted Subsidiary’s Capital Stock (including any payment in connection with any merger or consolidation involving Listco or any of its Restricted Subsidiaries) except:

(A)	dividends or distributions payable in Capital Stock of Listco (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of Listco; and

(B)

dividends or distributions payable to Listco or a Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to holders of its Capital Stock other than Listco or another Restricted Subsidiary on no more than a pro rata basis, measured by value);

(ii)

purchase, redeem, retire or otherwise acquire for value any Capital Stock of Listco held by persons other than Listco or a Restricted Subsidiary (other than in exchange for Capital Stock of Listco (other than Disqualified Stock));

(iii)

make any principal payment on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness (other than (a) any such payment, purchase, repurchase, redemption, defeasance or other acquisition or retirement or in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement and (b) any Indebtedness Incurred pursuant to sub-clause (b)(iii) of Section 1; or

(iv)	make any Restricted Investment in any person,

(any such dividend, distribution, payment, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in sub-clause (i) through (iv) of this clause (a) are referred to herein as a “Restricted Payment”), if at the time Listco or such Restricted Subsidiary makes such Restricted Payment:

(A)	a Default shall have occurred and be continuing (or would result immediately thereafter therefrom);

(B)

Listco is not able to Incur an additional €1.00 of Indebtedness pursuant to clause (a) of Section 1 (Limitation on Indebtedness) after giving effect, on a pro forma basis, to such Restricted Payment; or

(C)

the aggregate amount of such Restricted Payment and all other Restricted Payments made subsequent to the Closing Date (and not returned or rescinded) (including Permitted Payments permitted by sub-clauses (b)(v), (x) and (xviii) below, but excluding all other Restricted Payments permitted by clause (b)) would exceed the sum of (without duplication):

(1)

50% of Consolidated Net Income for the period (treated as one accounting period) from the most recent fiscal quarter prior to the Closing Date to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which internal consolidated financial statements of Listco are available (or, in the case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(2)

100% of the aggregate Net Cash Proceeds, and the fair market value (as determined in accordance with the next succeeding paragraph) of property or assets or marketable securities, received by Listco from the issue or sale of its Capital Stock (other than Disqualified Stock or Designated Preference Shares) subsequent to the Closing Date or otherwise contributed to the equity (other than through the issuance of Disqualified Stock or Designated Preference Shares) of Listco subsequent to the Closing Date (other than (x) Net Cash Proceeds or property or assets or marketable securities received from an issuance or sale of such Capital Stock to a Restricted

Subsidiary or an employee stock ownership plan or trust established by Listco or any Subsidiary of Listco for the benefit of its employees to the extent funded by Listco or any Restricted Subsidiary, (y) Net Cash Proceeds or property or assets or marketable securities to the extent that any Restricted Payment has been made from such proceeds in reliance on sub-clause (b)(vi) and (z) Excluded Contributions);

(3)

100% of the aggregate Net Cash Proceeds, and the fair market value (as determined in accordance with the next succeeding paragraph) of property or assets or marketable securities, received by Listco or any Restricted Subsidiary from the issuance or sale (other than to Listco or a Restricted Subsidiary or an employee stock ownership plan or trust established by Listco or any Subsidiary of Listco for the benefit of its employees to the extent funded by Listco or any Restricted Subsidiary) by Listco or any Restricted Subsidiary subsequent to the Closing Date of any Indebtedness that has been converted into or exchanged for Capital Stock of Listco (other than Disqualified Stock or Designated Preference Shares) (plus the amount of any cash, and the fair market value (as determined in accordance with the next succeeding paragraph) of property or assets or marketable securities, received by Listco or any Restricted Subsidiary upon such conversion or exchange);

(4)	an amount equal to:

(a)

100% of the aggregate Net Cash Proceeds, and the fair market value (as determined in accordance with the next succeeding paragraph) of property or assets or marketable securities, received by Listco or any Restricted Subsidiary in connection with any repurchases, redemptions or other acquisitions or retirements of any such Restricted Investment, proceeds realized upon the sale or other disposition to a person other than Listco or a Restricted Subsidiary of any such Restricted Investment, repayments of loans or advances or other transfers of assets (including by way of dividend, distribution, interest payments or returns of capital) to Listco or any Restricted Subsidiary;

(b)

100% of the fair market value (as determined in accordance with the next succeeding paragraph) of the Investment in an Unrestricted Subsidiary as of the date such entity becomes a Restricted Subsidiary (valued as provided in the definition of “Investment”) upon the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or its merger, consolidation, amalgamation with or into, or liquidation into, Listco or a Restricted Subsidiary; and

(c)

100% of the fair market value (as determined in accordance with the next succeeding paragraph) of property or assets received by Listco or any Restricted Subsidiary upon the transfer or conveyance of substantially all the assets of an Unrestricted Subsidiary to Listco or a Restricted Subsidiary;

provided, however, that no amount (such amount, the “Excluded Amount”) will be included in Consolidated Net Income for purposes of the preceding sub-clause (iv)(C)(2) to the extent that it is (at Listco’s option) included under this sub-clause (4);

(5)

100% of the aggregate Net Cash Proceeds, and the fair market value (as determined in accordance with the next succeeding paragraph) of property or assets or of marketable securities received by Listco or any of its Restricted Subsidiaries in connection with:

(a)

the sale or other disposition (other than to Listco or a Restricted Subsidiary or an employee stock ownership plan or trust established by Listco or any Subsidiary of Listco for the benefit of its employees to the extent funded by Listco or any Restricted Subsidiary) of Capital Stock of an Unrestricted Subsidiary; and

(b)	any dividend or distribution made by an Unrestricted Subsidiary or Affiliate to Listco or a Restricted Subsidiary;

provided, however, that no amount will be included in Consolidated Net Income for purposes of the preceding sub-clause (a)(C)(1) to the extent that it is (at Listco’s option) included under this sub-clause (5); and

(6)	€350.0 million.

The fair market value of property or assets other than cash covered by the preceding sentence shall be the fair market value thereof as determined in good faith by an Officer of Listco, or, if such fair market value exceeds €25.0 million, by the Board of Directors.

(b)	The foregoing provisions will not prohibit any of the following (collectively, “Permitted Payments”):

(i)

any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock, Designated Preference Shares or Subordinated Indebtedness made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Listco (other than Disqualified Stock, Designated Preference Shares) or a substantially concurrent contribution to the equity (other than through the issuance of Disqualified Stock or Designated Preference Shares or through an Excluded Contribution) of Listco; provided, however, that to the extent so applied, the Net Cash Proceeds, or fair market value (as determined in accordance with the preceding sentence) of property or assets or of marketable securities, from such sale of Capital Stock or such contribution will be excluded from sub-clause (a)(C)(2);

(ii)

any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness permitted to be Incurred pursuant to Section 1 (Limitation on Indebtedness);

(iii)

any purchase, repurchase, redemption, defeasance or other acquisition, cancellation or retirement of Preferred Stock of Listco or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Preferred Stock of Listco or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to Section 1 (Limitation on Indebtedness), and that in each case, constitutes Refinancing Indebtedness;

(iv)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness:

(A)

(i) from Net Available Cash to the extent permitted pursuant to Section 5 (Limitation on Sales of Assets and Subsidiary Stock), but only if Listco shall have first complied with the terms described under Section 5 (Limitation on Sales of Assets and Subsidiary Stock) and repaid all participations in the Term Loans tendered pursuant to any offer to repay the participations in the Term Loans required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness and (ii) at a purchase price not greater than 100% of the principal amount of such Subordinated Indebtedness plus accrued and unpaid interest;

(B)

to the extent required by the agreement governing such Subordinated Indebtedness, following the occurrence of a Change of Control (or other similar event described therein as a “change of control”), but only (i) if Listco shall have first complied with the provisions of Clause 12.1 (Exit), prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness and (ii) at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness plus accrued and unpaid interest; or

(C)

(i) consisting of Acquired Indebtedness (other than Indebtedness Incurred (A) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such person became a Restricted Subsidiary or was otherwise acquired by Listco or a Restricted Subsidiary or (B) otherwise in connection with or contemplation of such acquisition) and (ii) at a purchase price not greater than 100% of the principal amount of such Subordinated Indebtedness plus accrued and unpaid interest and any premium required by the terms of any Acquired Indebtedness;

(v)

any dividends paid within, or redemption or repurchase consummated within, 60 days after the date of declaration or the giving of the redemption or repayment notice if at such date of declaration or notice such dividend or redemption or repayment, as the case may be, would have complied with this Section 2;

(vi)	the purchase, repurchase, redemption, defeasance or other acquisition, cancellation or retirement for value of Capital Stock of Listco, any Restricted Subsidiary (including any options, warrants or other rights in respect thereof) or payments to purchase, repurchase, redeem, defease or otherwise acquire, cancel or retire for value Capital Stock of Listco or any Restricted Subsidiary (including any options, warrants or other rights in respect thereof), in each case from Management Investors; provided that such payments, loans, advances, dividends or distributions do not exceed an amount (net of repayments of any such loans or advances) equal to (1) €30.0 million, plus (2) €5.0 million multiplied by the number of calendar years that have commenced since the Closing Date, plus (3) the Net Cash Proceeds received by Listco or its Restricted Subsidiaries since the Closing Date from, or as a contribution to the equity (in each case under this sub-clause (b)(vi), other than through the issuance of Disqualified Stock or Designated Preference Shares) of Listco from, the issuance or sale to Management Investors of Capital Stock (including any options, warrants or other rights in respect thereof) plus (4) the Net Cash Proceeds from key man life insurance policies, to the extent such Net Cash Proceeds in (2) and (3) of this sub-clause (b)(vi) are not included in any calculation under sub-clause (a)(C)(2) and are not Excluded Contributions;

(vii)

the declaration and payment of dividends to holders of any class or series of Disqualified Stock, or of any Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of Section 1 (Limitation on Indebtedness);

(viii)

(a) purchases, repurchases, redemptions, defeasances or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise of stock options, warrants or other rights in respect thereof if such Capital Stock represents a portion of the exercise price thereof or (b) for purposes of satisfying any required tax withholding obligation upon the exercise or vesting of a grant or award that was granted or awarded to a Management Investor;

(ix)

payments by Listco or any Restricted Subsidiary in amounts (without duplication) constituting or to be used for purposes of making payments (a) of fees and expenses Incurred in connection with the Transactions or (b) to the extent specified in sub-clauses (b)(ii), (iii), (v), (vii) and (xi) of Section 6 (Limitation on Affiliate Transactions);

(x)

so long as no Default or Event of Default has occurred and is continuing (or would result from it), the declaration and payment by Listco of dividends on the common stock or common equity interests of Listco following a Public Offering of such common stock or common equity interests, in an amount not to exceed in any fiscal year 6% of the Market Capitalization; provided that after giving pro forma effect to such loans, advances, dividends or distributions, the Consolidated Leverage Ratio does not exceed 4.25 to 1.00;

(xi)

so long as no Default or Event of Default has occurred and is continuing (or would result from), Restricted Payments (including loans or advances) in an aggregate amount outstanding at any time not to exceed €250.0 million or, if greater, 45% of Consolidated EBITDA of Listco for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of calculation;

(xii)	payments by Listco to holders of Capital Stock of Listco in lieu of the issuance of fractional shares of such Capital Stock; provided, however, that any such payment, loan, advance,

dividend or distribution shall not be for the purpose of evading any limitation of this Section 2 or otherwise to facilitate any dividend or other return of capital to the holders of such Capital Stock (as determined in good faith by the Board of Directors or an Officer of Listco);

(xiii)	[reserved];

(xiv)

Restricted Payments in an aggregate amount outstanding at any time not to exceed the aggregate cash amount of Excluded Contributions, or consisting of non-cash Excluded Contributions, or Investments to the extent made in exchange for or using as consideration Investments previously made under this sub-clause (b)(xiv);

(xv)

(A) the declaration and payment of dividends to holders of any class or series of Designated Preference Shares of Listco issued after the Closing Date; provided, however, that the amount of all dividends declared or paid pursuant to this sub-clause (b)(xv) shall not exceed the Net Cash Proceeds received by Listco or the aggregate amount contributed in cash to the equity (other than through the issuance of Disqualified Stock or an Excluded Contribution or an Excluded Amount) of Listco from the issuance or sale of such Designated Preference Shares;

(xvi)	dividends or other distributions of Capital Stock, Indebtedness or other securities of Unrestricted Subsidiaries;

(xvii)

payment of any Receivables Fees and purchases of Receivables Assets pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and payments arising as a result of the entry into of service and supply agreements with third party service providers in relation to the collection and settlement of outstanding customer invoices (including in connection with non-recourse invoice discounting and non-recourse supply chain financing);

(xviii)

so long as no Default or Event of Default has occurred and is continuing (or would result therefrom), any Restricted Payment; provided that, on the date of any such Restricted Payment, the Consolidated Leverage Ratio does not exceed 4.50 to 1.0 on a pro forma basis after giving effect thereto;

(xix)

advances or loans to (a) any future, present or former officer, director, employee or consultant of Listco or a Restricted Subsidiary to pay for the purchase or other acquisition for value of Capital Stock of Listco (other than Disqualified Stock or Designated Preference Shares), or any obligation under a forward sale agreement, deferred purchase agreement or deferred payment arrangement pursuant to any management equity plan or stock option plan or any other management or employee benefit or incentive plan or other agreement or arrangement or (b) any management equity plan or stock option plan or any other management or employee benefit or incentive plan or unit trust or the trustees of any such plan or trust to pay for the purchase or other acquisition for value of Capital Stock of Listco (other than Disqualified Stock or Designated Preference Shares); provided however, that the total aggregate amount of Restricted Payments made under this sub-clause (b)(xix) does not exceed €15.0 million in any calendar year (with unused amounts in any calendar year being carried over in the next two succeeding calendar years);

(xx)

without duplication, any dividends, distributions or other payments to any Unrestricted Subsidiary to the extent that such dividends, distributions or payments are made in order to carry out group contributions under the tax laws or regulations of an applicable jurisdiction;

(xxi)	[reserved];

(xxii)

so long as no Default or Event of Default has occurred and is continuing (or would result from), any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock or Disqualified Stock; provided that, on the date of any such Restricted Payment, the Consolidated Leverage Ratio does not exceed 4.50 to 1.0 on a pro forma basis after giving effect thereto; and

(xxiii)

so long as no Default or Event of Default has occurred and is continuing (or would result from), Restricted Payments (including loans or advances) in an aggregate amount in any calendar year not to exceed €20.0 million or, if greater, 4% of Consolidated EBITDA of Listco for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of calculation.

(c)

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by Listco or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount, and the fair market value of any non-cash Restricted Payment shall be determined in good faith by an Officer of Listco, or if such fair market value exceeds €10.0 million, shall be determined conclusively by the Board of Directors of Listco acting in good faith.

(d)

Unless otherwise provided herein, in the event that a Restricted Payment meets the criteria of more than one of the types of Permitted Payments, Listco, in its sole discretion, will classify, and may from time to time, reclassify, such Restricted Payment and only be required to include the amount and type of such Restricted Payment in one category of Permitted Payments; provided that, once made, a Restricted Payment may not be reclassified to sub-clause (b)(xviii), and a Restricted Payment made under sub-clause (b)(xxii) may not be reclassified.

(e)

Notwithstanding the foregoing, it is understood and agreed that this Section 2 shall not permit Listco or any Restricted Subsidiary to (a) contribute, sell, transfer, dispose of or otherwise transfer legal title to, or license, directly or indirectly, on an exclusive basis, any Material Intellectual Property to any Unrestricted Subsidiary, whether as an Asset Disposition, Investment, dividend or otherwise or (b) designate any Restricted Subsidiary that holds Material Intellectual Property as an Unrestricted Subsidiary (whether upon initial designation or subsequent investment). For the purposes of this paragraph (e), “Material Intellectual Property” means any intellectual property owned by Listco or any Restricted Subsidiary that is, in the good faith determination of Listco, material to the operation of the business of Listco and its Restricted Subsidiaries, taken as a whole.

3.	Limitation on Liens

(a)	Listco will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, Incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind upon any of its property or assets (including Capital Stock of a Restricted Subsidiary), whether owned on the Closing Date or acquired after that date, or any interest therein or any income or profits therefrom, which Lien is securing any Indebtedness (such Lien, the “Initial Lien”), except (a) in the case of any property or asset that does not constitute Charged Property, (1) Permitted Liens or (2) Liens on property or assets that are not Permitted Liens if the Facilities and the obligations under this Agreement are directly secured equally and ratably with, or prior to, the Indebtedness secured by such Lien for so long as such Indebtedness is so secured, and (b) in the case of any property or asset that constitutes Charged Property, Permitted Collateral Liens.

(b)

Any such Lien created in favor of the Facilities or the obligations under this Agreement pursuant to sub-clause (a)(2) will be automatically and unconditionally released and discharged upon (i) the release and discharge of the Initial Lien to which it relates, and (ii) otherwise as set forth in this Agreement, the Intercreditor Agreement and/or under the relevant Transaction Security Document.

4.	Limitation on Restrictions on Distributions from Restricted Subsidiaries

(a)

Listco will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(i)	pay dividends or make any other distributions in cash or otherwise on its Capital Stock or pay any Indebtedness or other obligations owed to Listco or any Restricted Subsidiary;

(ii)	make any loans or advances to Listco or any Restricted Subsidiary; or

(iii)	sell, lease or transfer any of its property or assets to Listco or any Restricted Subsidiary,

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (y) the subordination of (including the application of any standstill requirements to) loans or advances made to Listco or any Restricted Subsidiary to other Indebtedness Incurred by Listco or any Restricted Subsidiary shall not be deemed to constitute such an encumbrance or restriction.

(b)	The provisions of clause (a) above will not prohibit:

(i)

any encumbrance or restriction pursuant to (a) any Credit Facility (including the Facilities and the Existing Senior Secured Notes), or (b) any other agreement or instrument, in each case, in effect at or entered into on the Closing Date;

(ii)

any encumbrance or restriction pursuant to an agreement or instrument of a person or relating to any Capital Stock or Indebtedness of a person, entered into on or before the date on which such person was acquired by or merged, consolidated or otherwise combined with or into Listco or any Restricted Subsidiary, or was designated as a Restricted Subsidiary or on which such agreement or instrument is assumed by Listco or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such person became a Restricted Subsidiary or was acquired by Listco or was merged, consolidated or otherwise combined with or into Listco or any Restricted Subsidiary entered into or in connection with such transaction) and outstanding on such date; provided that, for the purposes of this sub-clause (b)(ii), if another person is the Successor Company, any Subsidiary thereof or agreement or instrument of such person or any such Subsidiary shall be deemed acquired or assumed by Listco or any Restricted Subsidiary when such person becomes the Successor Company;

(iii)	any encumbrance or restriction:

(A)

that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any lease, license or other contract;

(B)

contained in mortgages, pledges, charges or other security agreements permitted under this Agreement or securing Indebtedness of Listco or a Restricted Subsidiary permitted under this Agreement to the extent such encumbrances or restrictions restrict the transfer of the property or assets subject to such mortgages, pledges, charges or other security agreements; or

(C)	pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of Listco or any Restricted Subsidiary;

(iv)

any encumbrance or restriction pursuant to Purchase Money Obligations and Capitalized Lease Obligations permitted under this Agreement, in each case, that impose encumbrances or restrictions on the property so acquired or any encumbrance or restriction pursuant to a joint venture agreement that imposes restrictions on the transfer of the assets of the joint venture;

(v)

any encumbrance or restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition to a person of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(vi)	customary provisions in leases, licenses, joint venture agreements and other similar agreements and instruments entered into in the ordinary course of business;

(vii)

encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order, or required by any regulatory authority or any governmental licenses, concessions, franchises or permits, including restrictions or encumbrances on cash or deposits (including assets in escrow accounts) paid on property;

(viii)

any encumbrance or restriction on cash or other deposits or net worth imposed by customers or suppliers, or as required by insurance, surety or bonding companies or indemnities, in each case, under agreements entered into in the ordinary course of business;

(ix)	any encumbrance or restriction pursuant to Currency Agreements, Interest Rate Agreements or Commodity Hedging Agreements;

(x)

any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Closing Date pursuant to Section 1 (Limitation on Indebtedness) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Lenders than (i) the encumbrances and restrictions contained in this Agreement, together with the Transaction Security Documents, and the Intercreditor Agreement, in each case, as in effect on the Closing Date or (ii) in comparable financings (as determined in good faith by Listco) or where Listco determines when such Indebtedness is Incurred that such encumbrances or restrictions will not adversely affect, in any material respect, Listco’s ability to make principal or interest payments under this Agreement;

(xi)	any encumbrance or restriction existing by reason of any lien permitted under Section 3 (Limitation on Liens).

(xii)

restrictions effected in connection with a Qualified Receivables Financing that, in the good faith determination of the Board of Directors or an Officer of Listco, are necessary or advisable to effect such Qualified Receivables Financing; or

(xiii)

any agreement, encumbrance or restriction that extends, renews, refinances or replaces any of the encumbrance or restriction referred to in sub-clauses (b)(i) through (b)(xii) or this sub-clause (xiii) (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an agreement referred to in sub-clauses (b)(i) through (b)(xii) or this sub-clause (xiii); provided, however, that such encumbrances and restrictions contained in any such agreement, encumbrance or restriction are no less favorable in any material respect to the Lenders taken as a whole than the encumbrances and restrictions so extended, refinanced, replaced, amended, supplemented or modified (as determined in good faith by Listco).

5.	Limitation on Sales of Assets and Subsidiary Stock

(a)	Listco will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(i)

Listco or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors of Listco, of the shares and assets subject to such Asset Disposition (including, for the avoidance of doubt, if such Asset Disposition is a Permitted Asset Swap);

(ii)

in any such Asset Disposition, or series of related Asset Dispositions (except to the extent the Asset Disposition is a Permitted Asset Swap), at least 75% of the consideration from such Asset Disposition (excluding any consideration by way of relief from, or by any other person assuming responsibility for, any liabilities, contingent or otherwise, other than Indebtedness) received by Listco or such Restricted Subsidiary, as the case may be, is in the form of cash, Cash Equivalents or Temporary Cash Investments; and

(iii)	an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Listco or such Restricted Subsidiary, as the case may be:

(A)

to the extent Listco or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness of a Restricted Subsidiary), (i) to prepay, repay or purchase any Senior Indebtedness of Listco or any Guarantor or any Indebtedness of a Restricted Subsidiary which is not a Guarantor or any Indebtedness that is secured by Liens on assets which do not constitute Charged Property (in each case, other than Indebtedness owed to Listco or any Restricted Subsidiary) (or any Refinancing Indebtedness in respect thereof) within 365 days from the later of (1) the date of such Asset Disposition and (2) the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), Listco or such Restricted Subsidiary will retire such Indebtedness; or (ii) to prepay, repay or purchase the Existing Senior Secured Notes and/or Pari Passu Indebtedness at a price of no more than 100% of the principal amount of such Pari Passu Indebtedness, and with respect to the Existing Senior Secured Notes, at a price of no less than 100% of the principal amount of such Existing Senior Secured Notes plus accrued and unpaid interest and Additional Amounts (as defined in the Notes Indenture), if any, to the date of such prepayment, repayment or purchase; provided that the Issuer shall redeem, repay or repurchase Pari Passu Indebtedness that is Public Debt pursuant to this sub-clause (a)(iii)(A)(ii) only if Listco makes (at such time or subsequently in compliance with this Section 5) an offer to the Senior Secured Noteholders to purchase their Existing Senior Secured Notes in accordance with the provisions set forth below for an Asset Disposition Offer for an aggregate principal amount of Existing Senior Secured Notes at least equal to the proportion that (x) the total aggregate principal amount of Existing Senior Secured Notes outstanding bears to (y) the sum of the total aggregate principal amount of Existing Senior Secured Notes outstanding plus the total aggregate principal amount outstanding of such Pari Passu Indebtedness; or

(B)

to the extent Listco or such Restricted Subsidiary elects, to make a capital expenditure or invest in or commit to invest in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by Listco or another Restricted Subsidiary) within 365 days from the later of (1) the date of such Asset Disposition and (2) the receipt of such Net Available Cash; provided, however, that any such reinvestment in Additional Assets made pursuant to a definitive binding agreement or a commitment approved by the Board of Directors of Listco that is executed or approved within such time will satisfy this requirement, so long as such investment is consummated within 180 days of such 365th day,

(or any combination on the foregoing); provided that, pending the final application of any such Net Available Cash in accordance with (A) or (B) above of this sub-clause 5(a)(iii), Listco and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by this Agreement.

(b)

Any Net Available Cash from Asset Dispositions that is not applied or invested or committed to be applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds” under this Agreement. On the 366th day after an Asset Disposition, or at such earlier date that Listco elects, if the aggregate amount of Excess Proceeds under this Agreement exceeds €100.0 million, Listco will be required within 10 Business Days to make an offer (“Asset Disposition Offer”) to each Lender under a Term Facility under this Agreement and, to the extent Listco elects, to all holders of other outstanding Pari Passu Indebtedness, to prepay participations in outstanding Term Loans held by such Lender at par, and to repay, prepay or purchase the maximum aggregate principal amount of Term Loans and any such Pari Passu Indebtedness to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in respect of the Term Loans in an amount equal to (and, in the case of any such Pari Passu Indebtedness, an offer price of no more than) 100% of the principal amount of the Term Loans and 100% of the principal amount of such Pari Passu Indebtedness, as applicable (or, if issued with original issue discount, the accreted value of the Term Loans or such Pari Passu Indebtedness, as applicable), plus, in each case, accrued and unpaid interest, if any, to, but not including, the date of purchase, in accordance with the procedures set forth in this Agreement or the agreements governing such Pari Passu Indebtedness, as applicable.

(c)

To the extent that the aggregate amount of Term Loans prepaid and Pari Passu Indebtedness so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, Listco may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in this Agreement. If the aggregate principal amount of the Term Loans elected to be prepaid in any Asset Disposition Offer by Lenders under the Term Facilities and other Pari Passu Indebtedness surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Excess Proceeds shall be allocated among the Term Loans and Pari Passu Indebtedness to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Term Loans and Pari Passu Indebtedness. For the purposes of calculating the aggregate principal amount of any such Indebtedness not denominated in euro such Indebtedness shall be calculated by converting any such aggregate principal amounts into their Euro Equivalent determined as of a date selected by Listco that is within the Asset Disposition Offer Period. Upon completion of any Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

(d)

To the extent that any portion of Net Available Cash payable in respect of the Term Loans is denominated in a currency other than the currency in which the relevant Term Loans are denominated, the amount thereof payable in respect of such Term Loans shall not exceed the net amount of funds in the currency in which such Term Loans are denominated that is actually received by Listco upon converting such portion into such currency.

(e)	The Asset Disposition Offer, in so far as it relates to the Term Loans, will remain open for a period of not less than 20 Business Days following its commencement (the “Asset Disposition Offer

Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), Listco will repay the aggregate principal amount of Term Loans and, to the extent they elect, Pari Passu Indebtedness required to be purchased pursuant to this Section 5 (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Term Loans and Pari Passu Indebtedness validly tendered in response to the Asset Disposition Offer.

(f)

On or before the Asset Disposition Purchase Date, Listco will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Term Loans and Pari Passu Indebtedness or portions of Term Loans and such Pari Passu Indebtedness so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Term Loans and Pari Passu Indebtedness so validly tendered and not properly withdrawn in minimum denominations of €100,000 and in integral multiples of €1,000 in excess thereof.

(g)

Listco will deliver to the Agent an Officer’s Certificate stating that such Term Loans or portions thereof were accepted for payment by Listco in accordance with the terms of this Section 5. Listco or the Agent (at the direction and expense of Listco), as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each Lender under the Term Facilities that has accepted such Asset Disposition Offer an amount equal to the purchase price of the Term Loans subject to such prepayment.

(h)	For the purposes of sub-clause (a)(ii), the following will be deemed to be cash:

(i)

the assumption by the transferee of Indebtedness of Listco or Indebtedness of a Restricted Subsidiary (other than Subordinated Indebtedness of Listco or an Obligor) and the release of Listco or such Restricted Subsidiary from, or its indemnification against, all liability on such Indebtedness in connection with such Asset Disposition;

(ii)

securities, notes or other obligations received by Listco or any Restricted Subsidiary from the transferee that are converted by Listco or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition;

(iii)

Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that Listco and each other Restricted Subsidiary are released from, or indemnified against any liability under, any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(iv)

consideration consisting of Indebtedness of Listco or any Restricted Subsidiary (other than Subordinated Indebtedness) received after the Closing Date from persons who are not Listco or any Restricted Subsidiary; and

(v)

any Designated Non-Cash Consideration received by Listco or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this Section 5 that is at that time outstanding, not to exceed the greater of €110.0 million and 20% of Consolidated EBITDA of Listco for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of calculation (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

6.	Limitation on Affiliate Transactions

(a)

Listco will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Listco (any such transaction or series of related transactions being an “Affiliate Transaction”) involving aggregate value in excess of €5.0 million unless:

(i)

the terms of such Affiliate Transaction taken as a whole are not materially less favorable to Listco or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction or the execution of the agreement providing for such transaction in arm’s length dealings with a person who is not such an Affiliate; and

(ii)	in the event such Affiliate Transaction involves an aggregate value in excess of €15.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors.

Any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in clause (a)(ii) if such Affiliate Transaction is approved by a majority of the Disinterested Directors. If there are no Disinterested Directors, any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in this Section 6 if Listco or any of its Restricted Subsidiaries, as the case may be, delivers to the Agent a letter from an Independent Financial Advisor stating that such transaction is fair to Listco or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to Listco or its relevant Restricted Subsidiary than those that could reasonably have been obtained in a comparable transaction by Listco or such Restricted Subsidiary with an unrelated person on an arm’s length basis.

(b)	The provisions of paragraph (a) above will not apply to:

(i)

any Restricted Payment permitted to be made pursuant to Section 2 (Limitation on Restricted Payments), any Permitted Payments (other than pursuant to sub-clause (b)(ix)(b) of Section 2 (Limitation on Restricted Payments)) or any Permitted Investment (other than Permitted Investments as defined in sub-clause (1)(b), and clauses (2) and (11) of the definition thereof);

(ii)

any issuance, transfer or sale of Capital Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, or entering into, or maintenance of, any employment, consulting, collective bargaining or benefit plan, program, agreement or arrangement, related trust or other similar agreement and other compensation arrangements, options, warrants or other rights to purchase Capital Stock of Listco or any Restricted Subsidiary, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits or consultants’ plans (including valuation, health, insurance, deferred compensation, severance, retirement, savings or similar plans, programs or arrangements) or indemnities provided on behalf of officers, employees, directors or consultants approved by the Board of Directors of Listco, in each case in the ordinary course of business;

(iii)	any Management Advances and any waiver or transaction with respect thereto;

(iv)	any transaction between or among Listco and any Restricted Subsidiary (or entity that becomes a Restricted Subsidiary as a result of such transaction) or between or among Restricted Subsidiaries;

(v)

the payment of reasonable fees and reimbursement of expenses to, and customary indemnities (including under customary insurance policies) and employee benefit and pension expenses provided on behalf of, directors, officers, consultants or employees of Listco or any Restricted Subsidiary (whether directly or indirectly and including through any person owned or controlled by any of such directors, officers or employees);

(vi)

the Transactions, the entry into and performance of obligations of Listco or any of its Restricted Subsidiaries under the terms of any transaction arising out of, and any payments pursuant to or for purposes of funding, any agreement or instrument in effect as of or on the Closing Date as these agreements and instruments may be amended, modified, supplemented, extended, renewed, replaced or refinanced from time to time in accordance with the other terms of this Section 6 or to the extent not more disadvantageous to the Lenders in any material respect and the entry into and performance of any registration rights or other listing agreement;

(vii)

the execution, delivery and performance of any Tax Sharing Agreement, or any arrangement pursuant to which Listco or any of its Restricted Subsidiaries is required or permitted to file a consolidated tax return, or the formation and maintenance of any consolidated group for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(viii)

transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business, which are fair to Listco or the relevant Restricted Subsidiary in the reasonable determination of the Board of Directors or the Senior Management of Listco or the relevant Restricted Subsidiary, or are on terms no less favorable than those that could reasonably have been obtained at such time from an unaffiliated party;

(ix)

any transaction in the ordinary course of business between or among Listco or any Restricted Subsidiary and any Affiliate of Listco or an Associate or similar entity that would constitute an Affiliate Transaction solely because Listco or a Restricted Subsidiary or any Affiliate of Listco or a Restricted Subsidiary owns an equity interest in or otherwise controls such Affiliate, Associate or similar entity;

(x)	issuances or sales of Capital Stock (other than Disqualified Stock or Designated Preference Shares) of Listco or options, warrants or other rights to acquire such Capital Stock;

(xi)

(A) payments by Listco or any Restricted Subsidiary to any Founder Entities or their Affiliates of annual management, consulting, monitoring or advisory fees and related expenses, whether pursuant to the Advisory Services Agreement or otherwise, in an aggregate amount in any calendar year not to exceed the greater of (x) €5.0 million and (y) 1% of Consolidated EBITDA of Listco for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of calculation and (B) customary payments by Listco or any Restricted Subsidiary to any Founder Entities or their Affiliates for financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with loans, capital markets transactions, acquisitions or divestitures, which payments (or agreements providing for such payments) in respect of this clause (b)(xi) are approved by a majority of the Board of Directors in good faith;

(xii)	any transaction effected as part of a Qualified Receivables Financing;

(xiii)

any participation in a public tender or exchange offers for securities or debt instruments issued by Listco or any of its Subsidiaries that are conducted on arms’ length terms and provide for the same price or exchange ratio, as the case may be, to all holders accepting such tender or exchange offer;

(xiv)

any transactions for which Listco or a Restricted Subsidiary delivers a written letter or opinion to the Trustee from an Independent Financial Advisor stating that such transaction is (A) fair to Listco or such Restricted Subsidiary from a financial point of view or (B) on terms not less favorable that might have been obtained in a comparable transaction at such time on an arm’s length basis from a person who is not an Affiliate;

(xv)	pledges of Capital Stock of Unrestricted Subsidiaries; and

(xvi)

the entry into of service and supply agreements with third party service providers in relation to the collection and settlement of outstanding customer invoices (including in connection with non-recourse invoice discounting and non-recourse supply chain financing).

7.	Impairment of Security Interest

(a)

Listco shall not, and shall not permit any Restricted Subsidiary to, take or knowingly or negligently omit to take any action that would have the result of materially impairing the security interest with respect to the Charged Property (it being understood, subject to the paragraph below, that the Incurrence of Permitted Collateral Liens shall under no circumstances be deemed to materially impair the security interest with respect to the Charged Property) for the benefit of the Agent and the Lenders, and Listco shall not, and shall not permit any Restricted Subsidiary to, grant to any person other than the Security Agent, for the benefit of the Agent and the Lenders and the other beneficiaries described in the Transaction Security Documents and the Intercreditor Agreement or any Additional Intercreditor Agreement, any Lien over any of the Charged Property that is prohibited by Section 3 (Limitation on Liens).

(b)	Notwithstanding paragraph (a) above, (i) Listco and its Restricted Subsidiaries may Incur Permitted Collateral Liens and the Charged Property may be discharged and released in accordance with this Agreement, the applicable Transaction Security Documents or the Intercreditor Agreement or any Additional Intercreditor Agreement; (ii) the applicable Transaction Security Documents may be amended from time to time to cure any ambiguity, mistake, omission, defect, manifest error or inconsistency therein; (iii) Listco and its Restricted Subsidiaries may discharge and release security interests with respect to the Charged Property in connection with the implementation of a Permitted Reorganization and (iv) the security interest and the related Transaction Security Documents may be amended, extended, renewed, restated, supplemented or otherwise modified or released (followed by an immediate retaking of a Lien of at least equivalent ranking over the same assets); provided, however, that in the case of clauses (b)(i) and (b)(iv), except with respect to any discharge or release in accordance with this Agreement, the applicable Transaction Security Documents or the Intercreditor Agreement or any Additional Intercreditor Agreement, the Transaction Security Documents may not be amended, extended, renewed, restated, supplemented, released or otherwise modified or replaced, unless contemporaneously with any such action, Listco delivers to the Agent either (1) a solvency opinion, in form and substance reasonably satisfactory to the Agent from an Independent Financial Advisor confirming the solvency of Listco and its Subsidiaries, taken as a whole, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, release, modification or replacement, (2) a duly executed certificate from the Chief Financial Officer or the Board of Directors of the relevant person, in form and substance reasonably satisfactory to the Agent, which confirms the solvency of the person granting such security interest, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, release, modification or replacement, or (3) an Opinion of Counsel, in form and substance reasonably satisfactory to the Agent, confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, release, modification or replacement, the Lien or Liens created under the Transaction Security Documents, so amended, extended, renewed, restated, supplemented, released, modified or replaced are valid Liens not otherwise subject to any limitation, imperfection or new hardening period, in equity or at law, that such Lien or Liens were not otherwise subject to immediately prior to such amendment, extension, renewal, restatement, supplement, release, modification or replacement.

(c)

In the event that Listco complies with the requirements of this Section 7, the Agent and the Security Agent shall (subject to each of the Agent and the Security Agent being indemnified and secured to its satisfaction) consent to such amendments without the need for instructions from the Lenders.

8.	Suspension of Covenants on Achievement of Investment Grade Status

If, on any date following the Closing Date, the Term Facilities have achieved Investment Grade Status, and no Default or Event of Default has occurred and is continuing (a “Suspension Event”), then, beginning on that day and continuing until such time, if any, at which the Term Facilities cease to have Investment Grade Status (the “Reversion Date”):

(a)	each reference to ‘5 per cent.’ in sub-clause (c)(ii) of the definition of “Material Company” shall be construed (and interpreted accordingly) as if it were instead a reference to ‘10 per cent.’;

(b)	paragraphs (b), (c) and (d) of Clause 27.14 (Guarantors);

(c)

(i)

in relation to any potential Additional Obligor (other than any Holding Company Guarantor (as defined below)), the condition precedent in paragraph 20 of Part II of Schedule 2 (Conditions Precedent and Conditions Subsequent) shall be (notwithstanding sub-clause (ii) below) construed (and interpreted accordingly) as if it had been replaced in its entirety and instead read “Evidence that each direct Holding Company of the Additional Obligor that is a member of the Group has become Party as an Additional Guarantor (any such Holding Company prior to its accession being a “Holding Company Guarantor”) and has granted Transaction Security over the entire issued share capital of the Additional Obligor held by it in accordance with the Security Principles”; and

(ii)

in relation to any potential Additional Obligor which is required, as a result of the condition precedent referred to (and as to be construed and interpreted as set out in) in sub-clause (i) above, to be Party as an Additional Guarantor by virtue of it being a Holding Company Guarantor, the condition precedent in paragraph 20 of Part II of Schedule 2 (Conditions Precedent and Conditions Subsequent) (notwithstanding sub-clause (i) above) shall be construed (and interpreted accordingly) as if it had been replaced in its entirety and instead read “Evidence that the Additional Obligor has granted Transaction Security over the entire issued share capital of each Obligor held by it in accordance with the Security Principles”;

(d)	Section 1 (Limitation on Indebtedness);

(e)	Section 2 (Limitation on Restricted Payments);

(f)	[reserved];

(g)	Section 4 (Limitation on Restrictions on Distributions from Restricted Subsidiaries);

(h)	Section 5 (Limitation on Sales of Assets and Subsidiary Stock);

(i)	Section 6 (Limitation on Affiliate Transactions);

(j)	Section 7 (Impairment of Security Interests); and

(k)	sub-clause (b)(iii) of Section 11 (Merger and Consolidation) of this Agreement and,

in each case, any related default provision of this Agreement, will cease to be effective and will not be applicable to Listco and its Restricted Subsidiaries. Such sections and any related default provisions will again apply according to their terms from the Reversion Date. Such sections will not, however, be of any effect with regard to actions of Listco or any Restricted Subsidiary properly taken during the continuance of the Suspension Event, and Section 2 (Limitation on Restricted Payments) will be interpreted as if it has been in effect since the Closing Date except that no default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. On the Reversion Date, all Indebtedness Incurred during the continuance of the Suspension Event will be classified as having been outstanding on the Closing Date, so that it is classified as permitted under sub-clause (b)(iv)(b) of Section 1 (Limitation on Indebtedness). In addition, this Agreement also permits, without causing a Default or Event of

Default, Listco or any of the Restricted Subsidiaries to honor any contractual commitments or take actions in the future after any date on which the Term Facilities cease to have Investment Grade Status as long as the contractual commitments were entered into during the Suspension Event and not in anticipation of the Term Facilities no longer having Investment Grade Status.

Listco shall notify the Agent in writing that the conditions set forth in the first paragraph under this caption have been satisfied; provided that, no such notification shall be a condition for the suspension of the covenants described under this caption to be effective.

9.	Additional Intercreditor Agreements

At the request of Listco, in connection with the Incurrence by Listco or its Restricted Subsidiaries of any (i) Indebtedness permitted pursuant to clause (a), sub-clauses (b)(i), (b)(ii), (b)(iv), (b)(v), (b)(vi), (b)(vii) (other than with respect to Capitalized Lease Obligations), (b)(xi) or (b)(xii) of Section 1 (Limitation on Indebtedness) and (ii) any Refinancing Indebtedness in respect of Indebtedness referred to in the preceding clause (i) of this paragraph, Listco, the relevant Restricted Subsidiaries, the Agent and the Security Agent shall enter into with the holders of such Indebtedness (or their duly authorized Representatives) an intercreditor agreement (an “Additional Intercreditor Agreement”) or a restatement, amendment or other modification of the existing Intercreditor Agreement on substantially the same terms as the Intercreditor Agreement (or terms not materially less favorable to the Lenders), including containing substantially the same terms with respect to release of the guarantees and priority and release of the security interests in the Charged Property; provided that such Additional Intercreditor Agreement will not impose any personal obligations on the Agent or Security Agent or, in the opinion of the Agent or Security Agent, as applicable, adversely affect the rights, duties, liabilities or immunities of the Agent or Security Agent under this Agreement or the Intercreditor Agreement.

(i)

At the direction of Listco and without the consent of the Lenders, the Agent and the Security Agent shall from time to time enter into one or more amendments to any Intercreditor Agreement to: (i) cure any ambiguity, omission, defect, manifest error or inconsistency of any such agreement, (ii) increase the amount or types of Indebtedness covered by any such agreement that may be Incurred by Listco or any Restricted Subsidiary that is subject to any such agreement (including with respect to any Intercreditor Agreement or Additional Intercreditor Agreement, the addition of provisions relating to new Indebtedness ranking junior in right of payment to the Facilities), (iii) add Restricted Subsidiaries to the Intercreditor Agreement or an Additional Intercreditor Agreement, (iv) further secure the Facilities (including Additional Facilities), (v) make provision for equal and ratable pledges of the Charged Property to secure Additional Facilities, (vi) implement any Permitted Collateral Liens, (vii) amend the Intercreditor Agreement or any Additional Intercreditor Agreement in accordance with the terms thereof or (viii) make any other change to any such agreement that does not adversely affect the Lenders in any material respect. In formulating its opinion on such matters, the Agent shall be entitled to request and rely absolutely on such evidence as it deems appropriate, including an Officer’s Certificate and an Opinion of Counsel. Listco shall not otherwise direct the Agent or the Security Agent to enter into any amendment to any Intercreditor

Agreement without the consent of the requisite majority of Lenders, except as otherwise permitted by Clause 41 (Amendments and waivers) and Listco may only direct the Agent and the Security Agent to enter into any amendment to the extent such amendment does not impose any personal obligations on the Agent or Security Agent or, in the opinion of the Agent or Security Agent, adversely affect their respective rights, duties, liabilities or immunities under this Agreement or the Intercreditor Agreement or any Additional Intercreditor Agreement.

(ii)

In relation to any Intercreditor Agreement or Additional Intercreditor Agreement, the Agent (and Security Agent, if applicable) shall consent on behalf of the Lenders to the payment, repayment, purchase, repurchase, defeasance, acquisition, retirement or redemption of any obligations subordinated to the Loans thereby; provided, however, that such transaction would comply with Section 2 (Limitation on Restricted Payments) and the terms of the Intercreditor Agreement and any Additional Intercreditor Agreement.

(iii)

Each Lender shall be deemed to have agreed to and accepted the terms and conditions of the Intercreditor Agreement or any Additional Intercreditor Agreement (whether then entered into or entered into in the future pursuant to the provisions described herein) and to have directed the Agent and the Security Agent to enter into any such Additional Intercreditor Agreement.

10.	Financial Calculations for Limited Condition Transaction

When calculating the availability under any basket, ratio, incurrence based permission, test or threshold under this Agreement, in each case for the purposes of determining the ability to consummate any Limited Condition Transaction, the date of determination of such basket, ratio, permission, test or threshold and of any Default or Event of Default shall, at the option of Listco, be the date the definitive agreements for such Limited Condition Transaction are entered into and such baskets or ratios shall be calculated with such pro forma adjustments as are appropriate and consistent with the pro forma provisions set forth in the definitions of Fixed Charge Coverage Ratio, Consolidated Leverage Ratio and Senior Secured Leverage Ratio after giving effect to such Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) as if they occurred at the beginning of the applicable period, and, for the avoidance of doubt, (x) if any of such baskets, ratios, permissions, test, or thresholds are exceeded or otherwise not satisfied as a result of fluctuations in such basket or ratio (including due to fluctuations in Consolidated EBITDA of Listco or the target company) subsequent to such date of determination and at or prior to the consummation of the relevant Limited Condition Transaction, such baskets, ratios, permissions, test, or thresholds will not be deemed to have been exceeded or otherwise not satisfied as a result of such fluctuations solely for purposes of determining whether the Limited Condition Transaction and the related transactions are permitted hereunder and (y) such baskets, ratios, permissions, test, or thresholds shall not be tested at the time of consummation of such Limited Condition Transaction or related transactions; provided that if Listco elects to have such determinations occur at the time of entry into such definitive agreement, any such transactions (including any incurrence of Indebtedness and the use of proceeds therefrom) shall be deemed to have occurred on the date the definitive agreements are entered into and to be outstanding thereafter for purposes of calculating any baskets or ratios under this Agreement after the date of such agreement and before the consummation of such Limited Condition Transaction.

11.	Merger and Consolidation

(a)	Listco. Listco will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any person, unless:

(i)

the resulting, surviving or transferee person (the “Successor Company”) will be a person organized and existing under the laws of any member state of the European Union, the United Kingdom, including the British Virgin Islands, or the United States, any State of the United States or the District of Columbia, Canada or any province of Canada, Norway or Switzerland and the Successor Company (if not Listco) expressly assumes all the obligations of Listco under this Agreement, the Intercreditor Agreement, any Additional Intercreditor Agreement and the Transaction Security Documents, as applicable; and

(ii)

Listco shall have delivered to the Agent an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer and such Accession Letter (if any) comply with this Agreement and an Opinion of Counsel to the effect that such Accession Letter (if any) has been duly authorized, executed and delivered and is a legal, valid and binding agreement enforceable against the Successor Company (in each case, in form and substance reasonably satisfactory to the Agent), provided that in giving an Opinion of Counsel, counsel may rely on an Officer’s Certificate as to any matters of fact, including as to satisfaction of clause (a)(i) above.

Any Indebtedness that becomes an obligation of Listco or any Restricted Subsidiary (or that is deemed to be Incurred by any Restricted Subsidiary that becomes a Restricted Subsidiary) as a result of any such transaction undertaken in compliance with this Section 11, and any Refinancing Indebtedness with respect thereto, shall be deemed to have been Incurred in compliance with Section 1 (Limitation on Indebtedness).

For purposes of this Section 11, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of Listco, which properties and assets, if held by Listco instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of Listco on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of Listco.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, Listco under this Agreement but in the case of a lease of all or substantially all its assets, the predecessor company will not be released from its obligations under such Finance Document.

Listco may consolidate or otherwise combine with or merge into an Affiliate incorporated or organized for the purpose of changing the legal domicile of Listco, reincorporating Listco in another jurisdiction, or changing the legal form of Listco.

Paragraph (a) above will not apply to the creation of a new subsidiary of Listco that becomes a parent of one or more of Listco’s Subsidiaries.

(b)	The Borrowers. No Borrower will consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any person, unless:

(i)

the Successor Company will be a person organized and existing under the laws of any member state of the European Union, the United Kingdom or the United States, any State of the United States or the District of Columbia, Canada or any province of Canada, the Bailiwick of Jersey, Norway or Switzerland and the Successor Company (if not a Borrower) will expressly assume (A) by an Accession Letter, executed and delivered to the Agent, in form reasonably satisfactory to the Agent, all the obligations of such Borrower under the relevant Facilities and this Agreement and (B) all obligations of such Borrower under the Intercreditor Agreement, any Additional Intercreditor Agreement and the Transaction Security Documents, as applicable;

(ii)

immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(iii)

immediately after giving effect to such transaction, either (A) the Successor Company would be able to Incur at least an additional €1.00 of Indebtedness pursuant to clause (a) of Section 1 (Limitation on Indebtedness) or (B) the Fixed Charge Coverage Ratio for Listco and its Restricted Subsidiaries would not be less than it was immediately prior to giving effect to such transaction; and

(iv)

the relevant Borrower shall have delivered to the Agent an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer and such Accession Letter (if any) comply with this Agreement and an Opinion of Counsel to the effect that such Accession Letter (if any) has been duly authorized, executed and delivered and is a legal, valid and binding agreement enforceable against the Successor Company (in each case, in form and substance reasonably satisfactory to the Agent), provided that in giving an Opinion of Counsel, counsel may rely on an Officer’s Certificate as to any matters of fact, including as to satisfaction of clause (b)(i) and (b)(ii) of this Section 11.

Any Indebtedness that becomes an obligation of Listco or any Restricted Subsidiary (or that is deemed to be Incurred by any Restricted Subsidiary that becomes a Restricted Subsidiary) as a result of any such transaction undertaken in compliance with this Section 11, and any Refinancing Indebtedness with respect thereto, shall be deemed to have been Incurred in compliance with Section 1 (Limitation on Indebtedness).

Notwithstanding sub-clauses (b)(ii), (iii) and (iv) above (which do not apply to the transactions referred to in this sentence), a Borrower may consolidate or otherwise combine with or merge into an Affiliate incorporated or organized for the purpose of changing the legal domicile of such Borrower, reincorporating such Borrower in another jurisdiction, or changing the legal form of such Borrower.

(c)	Guarantors. No Guarantor may:

(i)	consolidate with or merge with or into any person;

(ii)	sell, convey, transfer or dispose of, all or substantially all its assets as an entirety or substantially as an entirety, in one transaction or a series of related transactions, to any person; or

(iii)	permit any person to merge with or into such Guarantor,

unless:

(A)	the other person is Listco, a Guarantor or any Restricted Subsidiary that becomes a Guarantor concurrently with the transaction; or

(B)

(1) either (x) a Guarantor is the continuing person or (y) the resulting, surviving or transferee person expressly assumes all of the obligations of the Guarantor under this Agreement, the Intercreditor Agreement, any Additional Intercreditor Agreement and the Transaction Security Documents, as applicable; and (2) immediately after giving effect to the transaction, no Default has occurred and is continuing; or

(C)

the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (in each case other than to Listco or a Restricted Subsidiary) otherwise permitted by this Agreement, provided however, that the prohibition in clauses (c)(i), (ii) and (iii) above shall not apply to the extent that compliance therewith could give rise to or result in (x) any breach or violation of statutory limitations, corporate benefit, financial assistance, fraudulent preference, thin capitalization rules, capital maintenance rules, guidance and coordination rules or the laws rules or regulations (or analogous restriction) of any applicable jurisdiction, (y) any risk or liability for the officers, directors or (except in the case of a Restricted Subsidiary that is a partnership) shareholders of such Restricted Subsidiary (or, in the case of a Restricted Subsidiary that is a partnership, directors or shareholders of the partners of such partnership) or (z) any cost, expense, liability or obligation (including with respect to any Taxes) other than reasonable out of pocket expenses.

Notwithstanding sub-clause (B)(2) above and the provisions described under paragraphs (a) and (b) above (which do not apply to transactions referred to in this sentence), (A) any Restricted Subsidiary (other than Listco) may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to Listco or a Guarantor and (B) any Guarantor may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to Listco or any other Guarantor. Notwithstanding sub-clause (B)(2) above (which does not apply to the transactions referred to in this sentence), a Guarantor may consolidate or otherwise combine with or merge into an Affiliate incorporated or organized for the purpose of changing the legal domicile of the Guarantor, reincorporating the Guarantor in another jurisdiction, or changing the legal form of the Guarantor.

Any Indebtedness that becomes an obligation of Listco or any Restricted Subsidiary (or that is deemed to be Incurred by any Restricted Subsidiary that becomes a Restricted Subsidiary) as a result of any such transaction undertaken in compliance with this Section 11, and any Refinancing Indebtedness with respect thereto, shall be deemed to have been Incurred in compliance with Section 1 (Limitation on Indebtedness).

SCHEDULE 20

EVENTS OF DEFAULT

The capitalized words and expressions in this Schedule shall have the meaning ascribed to them in Schedule 21 (Certain Defined Terms) save that if a capitalized word or expression is not given a meaning in Schedule 21 (Certain Defined Terms), it shall be given the meaning ascribed to it in Clause 1.1 (Definitions) or otherwise pursuant to this Agreement.

1.	Subject to Sections 2 and 3 below, each of the following shall constitute an Event of Default under this Agreement:

(a)	default in any payment of interest on any amount payable under a Finance Document when due and payable, continued for 30 days;

(b)

default in the payment of the principal or premium (if any), on any amount payable under a Finance Document when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(c)

failure by Listco or any of its Restricted Subsidiaries to comply for 60 days after written notice by the Agent with any agreement or obligation contained in this Agreement or the other Finance Documents (in each case, other than a default in performance, or breach of, a covenant or agreement specifically addressed in clause (a) or (b) above, Clause 26.2 (Financial condition) or Clause 28.1 (Financial covenant));

(d)

default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Listco or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by Listco or any of its Restricted Subsidiaries) other than Indebtedness owed to Listco or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the date hereof, which default:

(i)	is caused by a failure to pay principal at stated maturity on such Indebtedness, immediately upon the expiration of the grace period provided in such Indebtedness (“payment default”); or

(ii)	results in the acceleration of such Indebtedness prior to its maturity (a “cross acceleration”),

and, in each case, the aggregate principal amount of any such Indebtedness, together with the aggregate principal amount of any other such Indebtedness under which there has been a payment default or a cross acceleration, aggregates €35.0 million or more;

(e)

Listco or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Listco and its Restricted Subsidiaries), would constitute a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(i)	commences proceedings to be adjudicated bankrupt or insolvent;

(ii)	consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under applicable Bankruptcy Law;

(iii)	other than on a solvent basis, consents to the appointment of a receiver, liquidator, assignee, trustee, sequestrator or other similar official of it or for all or substantially all of its property;

(iv)	other than on a solvent basis, makes a general assignment for the benefit of its creditors; or

(v)	admits in writing that it is unable to pay its debts as they become due;

(f)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)

is for relief against Listco or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Listco and its Restricted Subsidiaries), would constitute a Significant Subsidiary, in a proceeding in which Listco or any such Restricted Subsidiaries, that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Listco and its Restricted Subsidiaries), would constitute a Significant Subsidiary, is to be adjudicated bankrupt or insolvent;

(ii)

other than on a solvent basis, appoints a receiver, liquidator, assignee, trustee, sequestrator or other similar official of Listco or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Listco and its Restricted Subsidiaries), would constitute a Significant Subsidiary, or for all or substantially all of the property of Listco or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Listco and its Restricted Subsidiaries), would constitute a Significant Subsidiary; or

(iii)

other than on a solvent basis, orders the liquidation of Listco or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Listco and its Restricted Subsidiaries), would constitute a Significant Subsidiary and the order or decree remains unstayed and in effect for 60 consecutive days;

(g)

failure by Listco or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Listco and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of €35.0 million (exclusive of any amounts that a solvent insurance company has acknowledged liability for), which judgments are not paid, discharged or stayed for a period of 60 days after the judgment becomes final;

(h)	any security interest shall, at any time, cease to be in full force and effect (other than in accordance with the terms of the relevant Transaction Security Document, the

Intercreditor Agreement, any Additional Intercreditor Agreement and this Agreement) with respect to the Charged Property having a fair market value in excess of €10.0 million for any reason other than the satisfaction in full of all obligations under this Agreement or the release or amendment of any such security interest in accordance with the terms of this Agreement, the Intercreditor Agreement, any Additional Intercreditor Agreement or the Transaction Security Document or any such security interest created thereunder shall be declared invalid or unenforceable or Listco or any Restricted Subsidiary shall assert in writing that any such security interest is invalid or unenforceable and any such Default continues for 10 days; and

(i)

any Guarantee provided by Listco or any one or more Guarantors that is a Significant Subsidiary pursuant to Clause 23 (Guarantee and Indemnity) ceases to be in full force and effect (other than in accordance with the terms of this Agreement) or is declared invalid or unenforceable in a judicial proceeding or any Guarantor denies or disaffirms in writing its obligations under its Guarantee and any such Default continues for 10 days.

2.

Notwithstanding the foregoing, a default under clauses (c), (d) or (g) of Section 1 above will not constitute an Event of Default until the Agent notifies Listco of the default and Listco does not cure such default within the time specified in clauses (c), (d) or (g) of Section 1 above, as applicable, after receipt of such notice.

3.

In the event of a declaration of acceleration of the Loans because an Event of Default described in clause (d) of Section 1 above has occurred and is continuing, the declaration of acceleration of the Loans shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (d) of Section 1 above shall be remedied or cured, or waived by the holders of the Indebtedness, or the Indebtedness that gave rise to such Event of Default shall have been discharged in full, in each case, within 30 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Loans would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except non-payment of principal, premium or interest on any amount payable by the Obligors under the Finance Documents that became due solely because of the acceleration of the Loans, have been cured or waived.

SCHEDULE 21

CERTAIN DEFINED TERMS

If a capitalized word or expression is used, but not given a meaning, in this Schedule 21, it shall be given the meaning ascribed to it in Clause 1.1 (Definitions), or otherwise pursuant to this Agreement.

“Acquired Indebtedness” means Indebtedness (1) of a person or any of its Subsidiaries existing at the time such person becomes a Restricted Subsidiary, or (2) assumed in connection with the acquisition of assets from such person, in each case whether or not Incurred by such person in connection with such person becoming a Restricted Subsidiary or such acquisition or (3) of a person at the time such person merges with or into or consolidates or otherwise combines with Listco or any Restricted Subsidiary. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets and, with respect to clause (3) of the preceding sentence, on the date of the relevant merger, consolidation or other combination.

“Additional Assets” means:

(1)

any property or assets (other than Indebtedness and Capital Stock) used or to be used by Listco, a Restricted Subsidiary or otherwise useful in a Similar Business (it being understood that capital expenditures on property or assets already used in Similar Business or to replace any property or assets that are the subject of such Asset Disposition shall be deemed an investment in Additional Assets);

(2)	the Capital Stock of a person that is engaged in a Similar Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Listco or a Restricted Subsidiary; or

(3)	Capital Stock constituting a minority interest in any person that at such time is a Restricted Subsidiary.

“Additional Notes” means additional Existing Senior Secured Notes (other than the Existing Senior Secured Notes) that may be issued from time to time as part of the same series as the Existing Senior Secured Notes.

“Advisory Services Agreement” means the advisory services agreement entered into on June 1, 2015 between Listco and the Founder Entities or any Affiliates thereof, as amended and restated on 1 January 2022 and any further amendments thereto.

“Annual Dividend Amount” means an amount equal to 20% of the increase (if any) in the value of an Ordinary Share calculated in accordance with Articles 4 and 5 of the Memorandum and Articles of Association.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases (other than operating leases entered into in the ordinary course of business), transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by Listco or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction. Notwithstanding the preceding provisions of this definition, the following items shall not be deemed to be Asset Dispositions:

(1)	a disposition by a Restricted Subsidiary to Listco or by Listco or a Restricted Subsidiary to a Restricted Subsidiary;

(2)	a disposition of cash, Cash Equivalents, Temporary Cash Investments or Investment Grade Securities;

(3)	a disposition of inventory, trading stock, security equipment or other equipment or assets in the ordinary course of business;

(4)

a disposition of obsolete, damaged, retired, surplus or worn out equipment or assets or equipment, facilities or other assets that are no longer useful in the conduct of the business of Listco and its Restricted Subsidiaries and any transfer, termination, unwinding or other disposition of hedging instruments or arrangements not for speculative purposes;

(5)	transactions permitted under Section 11 (Merger and Consolidation) of Schedule 19 (General Undertakings) or a transaction that constitutes a Change of Control;

(6)

an issuance or transfer of Capital Stock by a Restricted Subsidiary to Listco or to another Restricted Subsidiary or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors or the issuance of directors’ qualifying shares and shares issued to individuals as required by applicable law;

(7)

any dispositions of Capital Stock, properties or assets in a single transaction or series of related transactions with a fair market value (as determined in good faith by Listco) of less than €25.0 million or, if greater, 5% of Consolidated EBITDA of Listco for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of calculation;

(8)

any Restricted Payment that is permitted to be made, and is made, under Section 2 (Limitation on Restricted Payments) of Schedule 19 (General Undertakings) and the making of any Permitted Payment or Permitted Investment or, solely for purposes of clause (a)(iii) of Section 5 (Limitation on Sales of Assets and Subsidiary Stock) of Schedule 19 (General Undertakings), asset sales, the proceeds of which are used to make such Restricted Payments or Permitted Investments;

(9)	the granting of Liens not prohibited by Section 3 (Limitation on Liens) of Schedule 19 (General Undertakings);

(10)

dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements or any sale of assets received by Listco or a Restricted Subsidiary upon the foreclosure of a Lien granted in favor of Listco or any Restricted Subsidiary;

(11)

the licensing, sub-licensing, lease or assignment of intellectual property or other general intangibles and licenses, sub-licenses, leases or subleases of other property, in each case, in the ordinary course of business;

(12)	foreclosure, condemnation, taking by eminent domain or any similar action with respect to any property or other assets;

(13)

the sale or discount (with or without recourse, and on customary or commercially reasonable terms) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(14)	any issuance, sale or disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

(15)

any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a person (other than Listco or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(16)	any surrender or waiver of contract rights or the settlement, release, recovery or surrender of contract, tort or other claims of any kind;

(17)

any disposition of assets to a person who is providing services related to such assets, the provision of which have been or are to be outsourced by Listco or any Restricted Subsidiary to such person; provided, however, that the Board of Directors shall certify that in the opinion of the Board of Directors, the outsourcing transaction will be economically beneficial to Listco and its Restricted Subsidiaries (considered as a whole); provided, further, that the fair market value of the assets disposed of, when taken together with all other dispositions made pursuant to this clause (17), does not exceed €55.0 million or, if greater, 10% of Consolidated EBITDA of Listco for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of calculation;

(18)

any disposition with respect to property built, owned or otherwise acquired by Listco or any Restricted Subsidiary pursuant to customary sale and lease-back transactions, asset securitizations and other similar financings permitted by this Agreement;

(19)

an issuance of Capital Stock by a Restricted Subsidiary to Listco or to another Restricted Subsidiary, an issuance or sale by a Restricted Subsidiary of Preferred Stock or Disqualified Stock that is permitted by Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings) or an issuance of Capital Stock by Listco pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(20)

sales, transfers or other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding agreements; provided that any cash or Cash Equivalents received in such sale, transfer or disposition is applied in accordance with Section 5 (Limitation on Sales of Assets and Subsidiary Stock) of Schedule 19 (General Undertakings); and

(21)

sales or dispositions of receivables in connection with any Qualified Receivables Financing or any factoring transaction or in the ordinary course of business or arising as a result of the entry into of service and supply agreements with third party service providers in relation to the collection and settlement of outstanding customer invoices (including in connection with non-recourse invoice discounting and non-recourse supply chain financing).

“Associate” means (i) any person engaged in a Similar Business of which Listco or its Restricted Subsidiaries are the legal and beneficial owners of between 20% and 50% of all outstanding Voting Stock and (ii) any joint venture entered into by Listco or any Restricted Subsidiary.

“Bank Products” means any facilities or services related to, treasury, depository, overdraft, credit or debit card, purchase card, automated clearinghouse, returned check concentration, electronic funds transfer, account reconciliation and reporting or other cash management and cash pooling arrangements, in each case entered into in the ordinary course of business.

“Bankruptcy Law” means (a) US Bankruptcy Law or (b) any other law of Austria, Belgium, Finland, Germany, Ireland, Luxembourg, the Netherlands, Norway, Spain, Sweden or the United Kingdom (or any political subdivision of any of the foregoing), or the laws of any other relevant jurisdiction or any political subdivision thereof relating to bankruptcy, insolvency, receivership, examinership, winding up, liquidation, reorganization or relief of debtors.

“Board of Directors” means (1) with respect to Listco or any corporation, the board of directors or managers, as applicable, of the corporation, or any duly authorized committee thereof; (2) with respect to any partnership, the board of directors or other governing body of the general partner of the partnership or any duly authorized committee thereof; and (3) with respect to any other person, the board or any duly authorized committee of such person serving a similar function. Whenever any provision of this Agreement requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the directors (excluding employee representatives, if any) on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval).

“Capital Stock” of any person means any and all shares of, rights to purchase, warrants or options for, or other equivalents of or partnership or other interests in (however designated), equity of such person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes and reflected as a liability on a balance sheet (other than in the footnotes thereto), in each case on the basis of IFRS. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined on the basis of IFRS, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)

securities issued or directly and fully Guaranteed or insured by the United States or Canadian governments, a member state of the European Union, Japan, Switzerland or Norway or, in each case, any agency or instrumentality thereof (provided that the full faith and credit of such country or such member state is pledged in support thereof), having maturities of not more than two years from the date of acquisition;

(2)

certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any lender party or by any bank or trust company (a) whose commercial paper is rated at least “A-1” or the equivalent thereof by S&P or at least “P-1” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) or (b) (in the event that the bank or trust company does not have commercial paper which is rated) having combined capital and surplus in excess of €250.0 million;

(3)

repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (1) and (2) entered into with any bank meeting the qualifications specified in clause (2) above;

(4)

commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s or carrying an equivalent rating by a Nationally Recognized Statistical Rating Organization, if both of the two named rating agencies cease publishing ratings of investments or, if no rating is available in respect of the commercial paper, the issuer of which has an equivalent rating in respect of its long-term debt, and in any case maturing within one year after the date of acquisition thereof;

(5)

readily marketable direct obligations issued by any state of the United States, any province of Canada, any member state of the European Union, Japan, Switzerland or Norway or any political subdivision thereof, in each case, having one of the two highest rating categories obtainable from either Moody’s or S&P (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) with maturities of not more than two years from the date of acquisition;

(6)

Indebtedness or preferred stock issued by persons with a rating of “BBB-” or higher from S&P or “Baa3” or higher from Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) with maturities of 12 months or less from the date of acquisition;

(7)

bills of exchange issued in the United States, Canada, a member state of the European Union, Switzerland, Norway or Japan eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(8)	interests in any investment company, money market or enhanced high yield fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (7) above; and

(9)	for purposes of clause (2) of the definition of “Asset Disposition,” the marketable securities portfolio owned by Listco and its Subsidiaries on the Closing Date.

“Commodity Hedging Agreements” means, in respect of a person, any commodity purchase contract, commodity futures or forward contract, commodities option contract or other similar contract (including commodities derivative agreements or arrangements), to which such person is a party or a beneficiary.

“Consolidated EBITDA” for any period means, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1)	Consolidated Interest Expense and Receivables Fees;

(2)	Consolidated Income Taxes;

(3)	consolidated depreciation expense;

(4)	consolidated amortization or impairment expense;

(5)

any expenses, charges or other costs related to any issuance of Capital Stock, listing of Capital Stock, Investment, acquisition (including amounts paid in connection with the acquisition or retention of one or more individuals comprising part of a management team retained to manage the acquired business and any expenses, charges or other costs related to deferred or contingent payments), disposition, recapitalization or the Incurrence of any Indebtedness permitted by this Agreement (whether or not successful) (including any such fees, expenses or charges related to the Transactions (including any expenses in connection with related due diligence activities)), in each case, as determined in good faith by the Board of Directors or an Officer of Listco;

(6)

any minority interest expense (whether paid or not) consisting of income attributable to minority equity interests of third parties in such period and any prior period or any net earnings, income or share of profit of any Associates except to the extent of dividends declared or paid on, or other cash payments in respect of, equity interests held by third parties;

(7)

the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the extent permitted by Section 6 (Limitation on Affiliate Transactions) of Schedule 19 (General Undertakings);

(8)

other non-cash charges, write-downs or items reducing Consolidated Net Income (excluding any such non-cash charge, write-down or item to the extent it represents an accrual of or reserve for cash charges in any future period) or other items classified by Listco as special, extraordinary, exceptional, unusual or nonrecurring items less other non-cash items of income increasing Consolidated Net Income (other than non-cash items increasing Consolidated Net Income pursuant to clauses (1) to (14) of the definition of Consolidated Net Income and excluding any such non-cash item of income to the extent it represents a receipt of cash in any future period);

(9)

the proceeds of any business interruption insurance received or that become receivable during such period to the extent the associated losses arising out of the event that resulted in the payment of such business interruption insurance proceeds were included in computing Consolidated Net Income;

(10)

payments received or that become receivable with respect to expenses that are covered by the indemnification provisions in any agreement entered into by such person in connection with an acquisition to the extent such expenses were included in computing Consolidated Net Income;

(11)

any Receivables Fees and discounts on the sale of accounts receivables in connection with any Qualified Receivables Financing representing, in Listco’s reasonable determination, the implied interest component of such discount for such period; and

(12)

reasonably identifiable and factually supportable expected cost savings, operating expense reductions, restructuring charges and expenses and cost saving and revenue synergies related to acquisitions, divestitures, restructuring, cost savings initiatives and other similar initiatives relating to transactions consummated or initiatives implemented after the Closing Date and projected by Listco in good faith to result from actions with respect to which substantial steps have been, will be, or are expected to be, taken (in the good faith determination of Listco and evidenced by a certificate of a responsible accounting or financial officer of Listco) within 24 months after such transaction or initiative is consummated.

Notwithstanding the foregoing, the provision for taxes and the depreciation, amortization, non-cash items, charges and write downs of a Restricted Subsidiary shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income (loss) of such Restricted Subsidiary was included in calculating Consolidated Net Income for the purposes of this definition.

“Consolidated Income Taxes” means taxes or other payments, including deferred Taxes, based on income, profits or capital (including without limitation withholding taxes) and franchise taxes of any of Listco and its Restricted Subsidiaries whether or not paid, estimated, accrued or required to be remitted to any Governmental Authority.

“Consolidated Interest Expense” means, for any period (in each case, determined on the basis of IFRS), the consolidated net interest income/expense of Listco and its Restricted Subsidiaries, whether paid or accrued, including any pension liability interest cost, plus or including (without duplication) any interest, costs and charges consisting of:

(1)	interest expense attributable to Capitalized Lease Obligations;

(2)	amortization of debt discount and premium (but not debt issuance costs, commissions, fees and expenses);

(3)

non cash interest expense (excluding any non-cash interest expense attributable under IFRS to foreign exchange translations or movement in the mark to market valuation of Hedging Obligations or other derivative instruments and any deemed finance charge under IFRS in respect of any pension liabilities and other provisions);

(4)

the product of (a) all dividends or other distributions in respect of all Disqualified Stock of Listco and all Preferred Stock of any Restricted Subsidiary (other than dividends and other distributions payable solely in Capital Stock of Listco (other than Disqualified Stock)), to the extent held by persons other than Listco or a Restricted Subsidiary multiplied by (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined national, state and local statutory tax rate of such person, expressed as a decimal, as estimated in good faith by a responsible accounting or financial officer of Listco;

(5)	the consolidated interest expense that was capitalized during such period; and

(6)	interest actually paid by Listco or any Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other person.

“Consolidated Leverage” means the sum of the aggregate outstanding Indebtedness of Listco and its Restricted Subsidiaries (excluding Hedging Obligations), less cash and Cash Equivalents, as of the relevant date of calculation on a consolidated basis on the basis of IFRS.

“Consolidated Leverage Ratio” means, as of any date of determination, the ratio of (x) Consolidated Leverage at such date (or, in respect of the financial covenant set out in Clause 26.2 (Financial condition), on the last date of that Relevant Period) to (y) the aggregate amount of Consolidated EBITDA of Listco for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of calculation or, in respect of the financial covenant set out in Clause 26.2 (Financial condition), in respect of any Relevant Period. In the event that Listco or any of its Restricted Subsidiaries Incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness subsequent to the commencement of the period for which the Consolidated Leverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Consolidated Leverage Ratio is made (the “Calculation Date”), then the Consolidated Leverage Ratio will be calculated giving pro forma effect (as determined in good faith by a responsible accounting or financial officer of Listco), including in respect of anticipated expense and cost reduction synergies, to such Incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable reference period; provided, however, that the pro forma calculation may give effect to anticipated acquisitions which have not yet occurred but which have become subject to a definitive purchase agreement or contract, where the Indebtedness to be Incurred is to finance such acquisitions in whole or in part and such Indebtedness, if Incurred prior to the completion of any such acquisition, is funded into escrow and released to Listco or any Restricted Subsidiary only in connection with the completion of such acquisition; and provided further, however, that no cash or Cash Equivalents shall be included in the calculation of Consolidated Leverage Ratio that are, or are derived from, the proceeds of Indebtedness in respect of which the pro forma calculation is to be made, except, for the avoidance of doubt, to the extent cash or Cash Equivalents will be expended in a transaction to which pro forma effect is given.

In addition, for purposes of calculating the Consolidated Leverage Ratio:

(1)

acquisitions and Investments that have been made by Listco or any of its Restricted Subsidiaries, including through mergers or consolidations, or any person or any of its Subsidiaries which are Restricted Subsidiaries acquired by Listco or any of its Restricted Subsidiaries, and including all related financing transactions and including increases in ownership of Subsidiaries which are Restricted Subsidiaries, during the reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect (as determined in good faith by a responsible accounting or financial officer of Listco and may include anticipated expense and cost reduction synergies) as if they had occurred on the first day of the reference period;

(2)

the Consolidated EBITDA (whether positive or negative) attributable to discontinued operations, as determined in accordance with IFRS, and operations, businesses or group of assets constituting a business or operating unit (and ownership interests therein) disposed of on or prior to the Calculation Date, will be excluded on a pro forma basis as if such disposition occurred on the first day of such period (taking into account anticipated expense and cost reduction synergies resulting from any such disposal, as determined in good faith by a responsible accounting or financial officer of Listco);

(3)

the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with IFRS, and operations, businesses or group of assets constituting a business or operating unit (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded on a pro forma basis as if such disposition occurred on the first day of such period, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of Listco or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such reference period;

(5)	any person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such reference period; and

(6)

if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness), and if any Indebtedness is not denominated in Listco’s functional currency, that Indebtedness for purposes of the calculation of Consolidated Leverage shall be treated in accordance with IFRS.

“Consolidated Net Income” means, for any period, the net income (loss) of Listco and its Restricted Subsidiaries determined on a consolidated basis on the basis of IFRS; provided, however, that there will not be included in such Consolidated Net Income:

(1)

subject to the limitations contained in clause (2) below, any net income (loss) of any person if such person is not a Restricted Subsidiary, except that Listco’s equity in the net income of any such person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed by such person during such period to Listco or a Restricted Subsidiary as a dividend or other distribution or return on investment or could have been distributed, as reasonably determined by an Officer of Listco (subject, in the case of a dividend or other distribution or return on investment to a Restricted Subsidiary, to the limitations contained in clause (2) below);

(2)

solely for the purpose of determining the amount available for Restricted Payments under sub-clause (a)(C)(1) of Section 2 (Limitation on Restricted Payments) of Schedule 19 (General Undertakings), any net income (loss) of any Restricted Subsidiary (other than Guarantors) if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Listco or a Guarantor by operation of the terms of such Restricted Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its shareholders (other than (a) restrictions that have been waived or otherwise released, (b) restrictions pursuant to this Agreement, (c) contractual restrictions in effect on the Closing Date with respect to such Restricted Subsidiary (including pursuant to the Notes Indenture or the Intercreditor Agreement), and other restrictions with respect to such Restricted Subsidiary that, taken as a whole, are not materially less favorable to the Lenders than such restrictions in effect on the Closing Date, and (d) restrictions permitted under paragraph (b) of Section 4 (Limitation on Affiliate Transactions) of Schedule 19 (General Undertakings), except that Listco’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed or that could have been distributed by such Restricted Subsidiary during such period to Listco or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause);

(3)

any net gain (or loss) realized upon the sale or other disposition of any asset or disposed operations of Listco or any Restricted Subsidiaries (including pursuant to any sale/leaseback transaction) which is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by an Officer or the Board of Directors of Listco);

(4)

any extraordinary, one-off, exceptional, unusual or nonrecurring gain, loss, expense or charge (including for the avoidance of doubt, (i) any rebranding of the business (or any part thereof); and (ii) any tax referable to any payments, dividends or other distributions made or declared intra-group) or any charges or reserves in respect of any restructuring, redundancy, relocation, refinancing, integration or severance or other post-employment arrangements, signing, retention or completion bonuses, transaction costs (including costs related to the Transactions or any investments), acquisition costs, business optimization, system establishment, software or information technology implementation or development, costs related to governmental investigations and curtailments or modifications to pension or post- retirement benefits schemes, litigation or any asset impairment charges or the financial impacts of natural disasters (including fire, flood and storm and related events), in each case, as determined in good faith by Listco;

(5)	the cumulative effect of a change in accounting principles;

(6)

any non-cash compensation charge or expense arising from any grant of stock, stock options or other equity based awards and any non-cash deemed finance charges in respect of any pension liabilities or other provisions, any non-cash net after tax gains or losses attributable to the termination or modification of any employee pension benefit plan and any charge or expense relating to any payment made to holders of equity based securities or rights in respect of any dividend sharing provisions of such securities or rights to the extent such payment was made pursuant to Section 2 (Limitation on Restricted Payments) of Schedule 19 (General Undertakings);

(7)

all deferred financing costs written off and premiums paid or other expenses Incurred directly in connection with any early extinguishment of Indebtedness or Hedging Obligations and any net gain (loss) from any write-off or forgiveness of Indebtedness;

(8)

any unrealized gains or losses in respect of Hedging Obligations or other financial instruments or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of Hedging Obligations;

(9)

any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any person denominated in a currency other than the functional currency of such person and any unrealized foreign exchange gains or losses relating to translation of assets and liabilities denominated in foreign currencies;

(10)

any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of Listco or any Restricted Subsidiary owing to Listco or any Restricted Subsidiary;

(11)

any purchase accounting effects including, but not limited to, adjustments to inventory, property and equipment, software and other intangible assets and deferred revenues in component amounts required or permitted by IFRS and related authoritative pronouncements (including the effects of such adjustments pushed down to Listco and the Restricted Subsidiaries), as a result of any consummated acquisition or the amortization or write-off of any amounts thereof (including any write-off of in process research and development);

(12)	any goodwill or other intangible asset impairment charge, amortization or write-off;

(13)	Consolidated Income Taxes to the extent in excess of cash payments made in respect of such Consolidated Income Taxes; and

(14)

any one-time non-cash charges or any amortization or depreciation, in each case to the extent related to the Transactions or any acquisition of another person or business or resulting from any reorganization or restructuring involving Listco or its Subsidiaries.

“Consolidated Senior Secured Leverage” means the sum of the aggregate outstanding Senior Secured Indebtedness of Listco and its Restricted Subsidiaries (excluding Hedging Obligations entered into for bona fide hedging purposes and not for speculative purposes (as determined in good faith by an Officer or the Board of Directors of Listco)), less cash and Cash Equivalents, as of the relevant date of calculation on a consolidated basis on the basis of IFRS.

“Consolidated Senior Secured Leverage Ratio” means, as of any date of determination, the ratio of (x) the Consolidated Senior Secured Leverage at such date to (y) the aggregate amount of Consolidated EBITDA of Listco for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of calculation, in each case calculated with such pro forma and other adjustments as are consistent with the pro forma provisions set forth in the definition of Consolidated Leverage Ratio. In addition, the pro forma calculation shall not give effect to (i) any Indebtedness Incurred on the Calculation Date pursuant to clause (b) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings) (other than for purposes of the calculation of the Fixed Charge Coverage Ratio under sub-clause (b)(v) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings) or (ii) the discharge on the Calculation Date of any Indebtedness to the extent that such discharge results from the proceeds Incurred pursuant to clause (b) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings).

“Contingent Obligations” means, with respect to any person, any obligation of such person guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend or other obligation that does not constitute Indebtedness (“primary obligations”) of any other person (the “primary obligor”), including any obligation of such person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)

to advance or supply funds: (a) for the purchase or payment of any such primary obligation; or (b) to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)

to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facility” means, with respect to Listco or any of its Subsidiaries, one or more debt facilities, indentures or other arrangements (including commercial paper facilities and overdraft facilities) with banks, other financial institutions or investors providing for revolving credit loans, term loans, notes, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions and whether provided under this Agreement or one or more other credit or other agreements, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes and letters of credit issued pursuant thereto and any Guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding Subsidiaries of Listco as additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (4) otherwise altering the terms and conditions thereof.

“Currency Agreement” means, in respect of a person, any foreign exchange contract, currency swap agreement, currency futures contract, currency option contract, currency derivative or other similar agreement to which such person is a party or beneficiary.

“Designated Non-Cash Consideration” means the fair market value (as determined in good faith by Listco) of non-cash consideration received by Listco or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash, Cash Equivalents or Temporary Cash Investments received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 5 (Limitation on Sales of Assets and Subsidiary Stock) of Schedule 19 (General Undertakings).

“Designated Preference Shares” means, with respect to Listco, Preferred Stock (other than Disqualified Stock) (a) that is issued for cash (other than to Listco or a Subsidiary of Listco or an employee stock ownership plan or trust established by Listco or any such Subsidiary for the benefit of their employees to the extent funded by Listco or such Subsidiary) and (b) that is designated as “Designated Preference Shares” pursuant to an Officer’s Certificate of Listco at or prior to the issuance thereof, the Net Cash Proceeds of which are excluded from the calculation set forth in sub-clause (a)(C)(2) of Section 2 (Limitation on Restricted Payments) of Schedule 19 (General Undertakings).

“Disinterested Director” means, with respect to any Affiliate Transaction, a member of the Board of Directors of Listco having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of the Board of Directors of Listco shall be deemed not to have such a financial interest by reason of such member’s holding Capital Stock of Listco or any options, warrants or other rights in respect of such Capital Stock.

“Disqualified Stock” means, with respect to any person, any Capital Stock of such person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the earlier of (a) the Stated Maturity of the Term Facilities or (b) the date on which there are no Facilities outstanding; provided, however, that (i) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock and (ii) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Listco to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (howsoever defined or referred to) shall not constitute Disqualified Stock if any such redemption or repurchase obligation is subject to compliance by the relevant person with Section 2 (Limitation on Restricted Payments) of Schedule 19 (General Undertakings). For purposes hereof, the amount of Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Agreement, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value to be determined as set forth herein.

“Escrowed Proceeds” means the proceeds from the offering of any debt securities or other Indebtedness paid into an escrow account with an independent escrow agent on the date of the applicable offering or Incurrence pursuant to escrow arrangements that permit the release of amounts on deposit in such escrow account upon satisfaction of certain conditions or the occurrence of certain events. The term “Escrowed Proceeds” shall include any interest earned on the amounts held in escrow.

“Euro Equivalent” means, with respect to any monetary amount in a currency other than euro, at any time of determination thereof by Listco or the Agent, the amount of euro obtained by converting such currency other than euro involved in such computation into euro at the spot rate for the purchase of euro with the applicable currency other than euro as published in The Financial Times in the “Currency Rates” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by Listco) on the date of such determination.

“Excluded Contribution” means Net Cash Proceeds or property or assets received by Listco as capital contributions to the equity (other than through the issuance of Disqualified Stock or Designated Preference Shares or an Excluded Amount) of Listco after the Closing Date or from the issuance or sale (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by Listco or any Subsidiary of Listco for the benefit of its employees to the extent funded by Listco or any Restricted Subsidiary) of Capital Stock (other than Disqualified Stock or Designated Preference Shares) of Listco, in each case, to the extent designated as an Excluded Contribution pursuant to an Officer’s Certificate of Listco.

“fair market value” wherever such term is used in this Agreement, may be conclusively established by means of an Officer’s Certificate or a resolution of the Board of Directors of Listco setting out such fair market value as determined by such Officer or such Board of Directors in good faith.

“Fixed Charge Coverage Ratio” means, with respect to any person as of any date of determination, the ratio of (x) the aggregate amount of Consolidated EBITDA of such person for the most recently ended four full fiscal quarters for which internal financial statements of such person are available immediately preceding such date of determination to (y) the Consolidated Interest Expense of such person for such four full fiscal quarters.

In the event that the specified person or any of its Subsidiaries which are Restricted Subsidiaries Incurs, repays, repurchases, redeems, defeases or otherwise acquires, retires, extinguishes or discharges any Indebtedness (other than Indebtedness Incurred under any revolving facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and prior to or, except as provided in the proviso below, on the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect (as determined in good faith by a responsible accounting or financial officer of Listco (including in respect of anticipated expense and cost reduction synergies)) to such Incurrence, repayment, repurchase, redemption, defeasance or other acquisition, retirement, extinguishment or discharge of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four quarter period; provided, however, that the pro forma calculation of the Fixed Charge Coverage Ratio shall not give effect to (i) any Indebtedness Incurred on the Calculation Date pursuant to clause (b) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings) (other than for the purposes of the calculation of the Fixed Charge Coverage Ratio under sub-clause (b)(v) of Section 1 (Limitation on Indebtedness)) of Schedule 19 (General Undertakings) or (ii) the discharge on the Calculation Date of any Indebtedness to the extent that such discharge results from the proceeds Incurred pursuant to clause (b) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings).

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)

if since the beginning of such period Listco or any Restricted Subsidiary has disposed of any company, any business, or any group of assets constituting an operating unit of a business (any such disposition, a “Sale”) or if the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio is such a Sale, Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets which are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period (in each case taking into account anticipated expense and cost reduction synergies resulting from such Sale); provided that if any such Sale constitutes “discontinued operations” in accordance with IFRS, Consolidated Net Income shall be reduced by an amount equal to the Consolidated Net Income (if positive) attributable to such operations for such period or increased by an amount equal to the Consolidated Net Income (if negative) attributable thereto for such period;

(2)

if since the beginning of such period, Listco or any Restricted Subsidiary (by merger or otherwise) has made an Investment in any person that thereby becomes a Restricted Subsidiary, or otherwise has acquired any company, any business, or any group of assets constituting an operating unit of a business (any such Investment or acquisition, a “Purchase”), including any such Purchase occurring in connection with a transaction causing a calculation to be made hereunder, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Purchase occurred on the first day of such period (including in respect of anticipated expense and cost reduction synergies as determined in good faith by a responsible accounting or financial officer of Listco);

(3)

if since the beginning of such period, any person (that became a Restricted Subsidiary or was merged or otherwise combined with or into Listco or any Restricted Subsidiary since the beginning of such period) will have made any Sale or any Purchase that would have required an adjustment pursuant to clause (1) or (2) above if made by Listco or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Sale or Purchase occurred on the first day of such period;

(4)

if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months, or, if shorter, at least equal to the remaining term of such Indebtedness);

(5)	any person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four quarter period;

(6)	any person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four quarter period;

(7)

interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible accounting or financial officer of Listco to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS; and

(8)

in making such computation, the Consolidated Interest Expense of such person attributable to interest or any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based on the average daily balance of such Indebtedness during the applicable period.

“Founder Entities” means TOMS Acquisition I, LLC and Mariposa Acquisition II, LLC.

“Governmental Authority” means any nation, sovereign or government, any state, province, territory or other political subdivision thereof, and any entity or authority exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government, including a central bank or stock exchange.

“Guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Indebtedness of any other person, including any such obligation, direct or indirect, contingent or otherwise, of such person:

(1)

to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)

entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Hedging Obligations” of any person means the obligations of such person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Hedging Agreement.

“IFRS” means (1) International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union or any variation thereof with which Listco or its Restricted Subsidiaries are, or may be, required to comply; provided that at any date after the Closing Date Listco may make an irrevocable election to establish that “IFRS” shall mean, except as otherwise specified herein, IFRS as in effect on a date that is on or prior to the date of such election and (2) if elected by Listco (the “GAAP Election”) by written notice to the Agent in connection with the delivery of financial statements and information, the accounting standards and interpretations adopted by the Financial Accounting Standards Board of the American Institute of Certified Public Accountants (“GAAP”), as in effect on the first date of the period for which Listco is making such election; provided, that (a) any such election, once made, shall be irrevocable and (b) from and after the date of the GAAP Election, (i) all financial statements and reports required to be provided after such election pursuant to this Agreement shall be prepared on the basis of GAAP, (ii) all ratios, financial definitions, computations and other determinations based on IFRS contained in this Agreement shall be computed in conformity with GAAP, (iii) all references in this Agreement to IFRS shall be deemed to be references to GAAP, (iv) all references in this Agreement to the International Accounting Standards Board or any successor thereto shall be deemed to be references to the Financial Accounting Standards Board of the American Institute of Certified Public Accountants or any successor thereto and (v) accounting terms not defined in this Agreement shall have the respective meanings given to them under GAAP; provided that any such term phrased in a manner customary under IFRS shall be interpreted to refer to the equivalent accounting or financial concept under GAAP and, if there is no such equivalent accounting or financial concept, shall be interpreted in a manner that best approximates the effect that such term would have if it were construed in accordance with IFRS as in effect on the Closing Date. For the avoidance of doubt, solely making an election (without any other action) referred to in this definition will not be treated as an incurrence of Indebtedness.

“Incur” means issue, create, assume, enter into any Guarantee of, incur, extend or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing and any Indebtedness pursuant to any revolving credit or similar facility shall only be “Incurred” at the time any funds are borrowed thereunder.

“Indebtedness” means, with respect to any person on any date of determination (without duplication):

(1)	the principal of indebtedness of such person for borrowed money;

(2)	the principal of obligations of such person evidenced by bonds, debentures, notes or other similar instruments;

(3)

all reimbursement obligations of such person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have been reimbursed) (except to the extent such reimbursement obligations relate to trade payables or other obligations not constituting Indebtedness and such obligations are satisfied within 30 days of Incurrence), in each case only to the extent that the underlying obligation in respect of which the instrument was issued would be treated as Indebtedness;

(4)

the principal component of all obligations of such person to pay the deferred and unpaid purchase price of property (except trade payables), where the deferred payment is arranged primarily as a means of raising finance, which purchase price is due more than one year after the date of placing such property in service or taking final delivery and title thereto;

(5)

Capitalized Lease Obligations of such person; provided that any Indebtedness Incurred under sub-clause (b)(vii) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings) shall be excluded from the definition of Indebtedness for the purposes of the calculation of Fixed Charge Coverage Ratio, Consolidated Leverage Ratio and Consolidated Senior Secured Leverage Ratio;

(6)

the principal component of all obligations, or liquidation preference, of such person with respect to any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)

the principal component of all Indebtedness of other persons secured by a Lien on any asset of such person, whether or not such Indebtedness is assumed by such person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in good faith by Listco) and (b) the amount of such Indebtedness of such other persons;

(8)	Guarantees by such person of the principal component of Indebtedness of other persons to the extent Guaranteed by such person; and

(9)

to the extent not otherwise included in this definition, net obligations of such person under Currency Agreements, Interest Rate Agreements and Commodity Hedging Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such person at such time).

The term “Indebtedness” shall not include any asset retirement obligations, any prepayments of deposits received from clients or customers in the ordinary course of business, or obligations under any license, permit or other approval (or Guarantees given in respect of such obligations) Incurred prior to the Closing Date or in the ordinary course of business. For the avoidance of doubt and notwithstanding the above, the term “Indebtedness” excludes any accrued expenses and trade payables.

The amount of Indebtedness of any person at any time in the case of a revolving credit or similar facility shall be the total amounts of funds borrowed and then outstanding. The amount of Indebtedness of any person at any date shall be determined as set forth above or otherwise provided in this Agreement, and (other than with respect to letters of credit or Guarantees or Indebtedness specified in clause (7) or (8) above) shall equal the amount thereof that would appear on a balance sheet of such person (excluding any notes thereto) prepared on the basis of IFRS. Indebtedness represented by loans, notes or other debt instruments shall not be included to the extent funded with the proceeds of Indebtedness which Listco or any Restricted Subsidiary has guaranteed or for which any of them is otherwise liable and which is otherwise included.

Notwithstanding the above provisions, in no event shall the following constitute Indebtedness:

(1)

Contingent Obligations Incurred in the ordinary course of business, obligations under or in respect of Qualified Receivables Financings and accrued liabilities Incurred in the ordinary course of business that are not more than 90 days past due;

(2)

in connection with the purchase by Listco or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that if, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter; or

(3)

for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes or under any Tax Sharing Agreement.

“Independent Financial Advisor” means an investment banking or accounting firm of international standing or any third party appraiser of international standing; provided, however, that such firm or appraiser is not an Affiliate of Listco.

“Interest Rate Agreement” means, with respect to any person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement to which such person is party or a beneficiary.

“Investment” means, with respect to any person, all investments by such person in other persons (including Affiliates) in the form of any direct or indirect advance, loan or other extensions of credit (other than advances or extensions of credit to customers, suppliers, directors, officers or employees of any person in the ordinary course of business, and excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or the Incurrence of a Guarantee of any obligation of, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such other persons and all other items that are or would be classified as investments on a balance sheet prepared on the basis of IFRS; provided, however, that endorsements of negotiable instruments and documents in the ordinary course of business will not be deemed to be an Investment. If Listco or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a person that is a Restricted Subsidiary such that, after giving effect thereto, such person is no longer a Restricted Subsidiary, any Investment by Listco or any Restricted Subsidiary in such person remaining after giving effect thereto will be deemed to be a new Investment at such time.

For purposes of Section 2 (Limitation on Restricted Payments) of Schedule 19 (General Undertakings):

(1)

“Investment” will include the portion (proportionate to Listco’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Listco will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) Listco’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to Listco’s equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of Listco in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2)

any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Listco.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced (at Listco’s option) by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment.

“Investment Grade” means (i) “BBB-” or higher by S&P, (ii) “Baa3” or higher by Moody’s, or (iii) the equivalent of such ratings by S&P or Moody’s, or of another Nationally Recognized Statistical Ratings Organization.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully Guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents);

(2)	securities issued or directly and fully guaranteed or insured by a member state of the European Union, Norway or Switzerland or any agency or instrumentality thereof (other than Cash Equivalents);

(3)

debt securities or debt instruments with a rating of “BBB—” or higher from S&P or “Baa3” or higher by Moody’s or the equivalent of such rating by such rating organization or, if no rating of Moody’s or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization, but excluding any debt securities or instruments constituting loans or advances among Listco and its Subsidiaries;

(4)

investments in any fund that invests exclusively in investments of the type described in clauses (1), (2) and (3) above which fund may also hold cash and Cash Equivalents pending investment or distribution; and

(5)	any investment in repurchase obligations with respect to any securities of the type described in clauses (1), (2) and (3) above which are collateralized at par or over.

“Investment Grade Status” shall occur when the Term Facilities receive both of the following:

(1)	a rating of “BBB—” or higher from S&P; and

(2)	a rating of “Baa3” or higher from Moody’s;

or the equivalent of such rating by either such rating organization or, if no rating of Moody’s or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Limited Condition Transaction” means any investment, acquisition, disposition, sale, merger, joint venture, consolidation or other business combination transaction, Incurrence, assumption, commitment, issuance, incurrence, repayment, repurchase or refinancing of Indebtedness, Disqualified Stock or preferred stock and the use of proceeds thereof, any creation of a Lien, any designation of an Unrestricted Subsidiary, any Asset Disposition or any other transaction for which an applicable basket, ratio, incurrence based permission, test or threshold falls to be determined; provided that, if any such transaction (the “first transaction”) is being effected in connection with another such transaction (the “second transaction”), the second transaction shall also be an applicable transaction with respect to the first transaction.

“Management Advances” means loans or advances made to, or Guarantees with respect to loans or advances made to, directors, officers, employees or consultants of Listco or any Restricted Subsidiary:

(1)

(a) in respect of travel, entertainment or moving related expenses Incurred in the ordinary course of business or (b) for purposes of funding any such person’s purchase of Capital Stock (or similar obligations) of Listco or its Subsidiaries with (in the case of this sub-clause (b)) the approval of the Board of Directors;

(2)	in respect of moving related expenses Incurred in connection with any closing or consolidation of any facility or office; or

(3)	not exceeding €6.25 million in the aggregate outstanding at any time.

“Management Investors” means the officers, directors, employees and other members of the management of or consultants to Listco or any of its Subsidiaries, or spouses, family members or relatives thereof, or any trust, partnership or other entity for the benefit of or the beneficial owner of which (directly or indirectly) is any of the foregoing, or any of their heirs, executors, successors and legal representatives, who at any date beneficially own or have the right to acquire, directly or indirectly, Capital Stock of Listco or any Restricted Subsidiary, or such entity as may hold shares transferred by departing members of the management team of Listco or any Restricted Subsidiary for future redistribution to such management team.

“Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of common stock or common equity interests of Listco on the date of the declaration of the relevant dividend multiplied by (ii) the arithmetic mean of the closing prices per share of such common stock or common equity interests for the 30 consecutive trading days immediately preceding the date of declaration of such dividend.

“Memorandum and Articles of Association” means the memorandum of association and articles of association of Nomad Foods Limited incorporated on April 1, 2014 as amended and restated on June 8, 2015 and January 12, 2016.

“Moody’s” means Moody’s Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Nationally Recognized Statistical Rating Organization” means a nationally recognized statistical rating organization within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)

all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Taxes paid or required to be paid or accrued as a liability under IFRS (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)

all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which by its terms or by applicable law are required to be repaid out of the proceeds from such Asset Disposition;

(3)

all distributions and other payments required to be made to minority interest holders (other than Listco or any of its Subsidiaries) in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4)

the deduction of appropriate amounts required to be provided by the seller as a reserve, on the basis of IFRS, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by Listco or any Restricted Subsidiary after such Asset Disposition, including pension and other post-employment benefits liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such transaction.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Notes” means the Existing Senior Secured Notes and any Additional Notes.

“Notes Indenture” means the indenture dated 24 June 2021 in respect of the Existing Senior Secured Notes.

“Officer” means, with respect to any person, (1) the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, any Managing Director or the Secretary (a) of such person or (b) if such person is owned or managed by a single entity, of such entity, or (2) any other individual designated as an “Officer”, “Director” or an “authorised signatory”.

“Officer’s Certificate” means, with respect to any person, a certificate signed by one Officer of such person.

“Opinion of Counsel” means a written opinion from legal counsel reasonably satisfactory to the Agent. The counsel may be an employee of, or counsel to, Listco or its Subsidiaries.

“Ordinary Shares” means the ordinary shares of Listco, no par value.

“Pari Passu Indebtedness” means Indebtedness of Listco or any Guarantor if such Indebtedness ranks equally in right of payment to the Facilities or the Guarantees of such Guarantor in respect of the Facilities, as the case may be.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of assets used or useful in a Similar Business or a combination of such assets and cash, Cash Equivalents or Temporary Cash Investments between Listco or any of its Restricted Subsidiaries and another person; provided that any cash or Cash Equivalents received in excess of the value of any cash or Cash Equivalents sold or exchanged must be applied in accordance with Section 5 (Limitation on Sales of Assets and Subsidiary Stock) of Schedule 19 (General Undertakings).

“Permitted Collateral Liens” means Liens on the Charged Property:

(1)

that are described in one or more of clauses (2), (3), (4), (5), (6), (8), (9), (11), (12), (14), (18), (22) and (23) of the definition of “Permitted Liens” and, in each case, arising by law or that would not materially interfere with the ability of the Security Agent to enforce the security interests in the Charged Property and that are described in clauses (40) and (41) of the definition of Permitted Liens;

(2)	to secure:

(i)	the Facilities;

(ii)	the Existing Senior Secured Notes outstanding as of the Closing Date;

(iii)	Indebtedness permitted to be Incurred under clause (a) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings);

(iv)

Indebtedness described under sub-clause (b)(i) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings), which Indebtedness may, to the extent permitted by the Intercreditor Agreement as in effect on the Closing Date, have super senior priority status in respect of the proceeds from the enforcement of the Charged Property;

(v)

Indebtedness described under sub-clause (b)(ii) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings) to the extent Incurred by Listco or a Guarantor and to the extent such guarantee is in respect of Indebtedness otherwise permitted to be secured and specified in this definition of Permitted Collateral Liens;

(vi)

Indebtedness described under sub-clause (b)(v) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings) that is incurred by Listco or a Guarantor; provided that, at the time of the acquisition or other transaction pursuant to which such Indebtedness was incurred and after giving effect to the incurrence of such Indebtedness on a pro forma basis, (a) Listco would have been able to incur €1.00 of additional Senior Secured Indebtedness pursuant to sub-clause (a)(2) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings) or (b) the Consolidated Senior Secured Leverage Ratio would not be greater than it was immediately prior to giving pro forma effect to such acquisition or other transaction and to the Incurrence of such Indebtedness;

(vii)

Indebtedness described under sub-clause (b)(vi) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings); provided that to the extent permitted by the Intercreditor Agreement as in effect on the Closing Date, Hedging Obligations Incurred in compliance with Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings) that are not subordinated in right of payment to the Facilities may have super senior priority status in respect of the proceeds from the enforcement of the Charged Property;

(viii)

Indebtedness described under sub-clause (b)(vii) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings) (other than with respect to Capitalized Lease Obligations), sub-clause (b)(xi) or sub-clause (b)(xii) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings);

(ix)	any Refinancing Indebtedness in respect of Indebtedness referred to in the foregoing clauses (i) to (viii);

provided, that each of the secured parties to any such Indebtedness (acting directly or through its respective creditor representative) will have entered into the Intercreditor Agreement or an Additional Intercreditor Agreement; provided, further that subject to the Security Principles, all property and assets (including, without limitation, the Charged Property) securing such Indebtedness (including any Guarantees thereof) or Refinancing Indebtedness secure the Facilities and this Agreement on a senior or pari passu basis (including by application of payment order, turnover or equalization provisions substantially consistent with the corresponding provisions set forth in the Intercreditor Agreement or any Additional Intercreditor Agreement), except to the extent provided in clauses (iv) and (vii) above.

“Permitted Investment” means (in each case, by Listco or any of its Restricted Subsidiaries):

(1)

Investments in (a) a Restricted Subsidiary (including the Capital Stock of a Restricted Subsidiary) or Listco or (b) a person (including the Capital Stock of any such person) and such person will, upon the making of such Investment, become a Restricted Subsidiary;

(2)

Investments in another person and as a result of such Investment such other person is merged, consolidated or otherwise combined with or into, or transfers or conveys all or substantially all its assets to, Listco or a Restricted Subsidiary;

(3)	Investments in cash, Cash Equivalents, Temporary Cash Investments or Investment Grade Securities;

(4)	Investments in receivables owing to Listco or any Restricted Subsidiary created or acquired in the ordinary course of business and Investments in connection with any Qualified Receivables Financing;

(5)

Investments in payroll, travel, relocation, entertainment and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	Management Advances;

(7)

Investments in Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Listco or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement including upon the bankruptcy or insolvency of a debtor;

(8)

Investments made as a result of the receipt of non-cash consideration from a sale or other disposition of property or assets, including an Asset Disposition, in each case, that was made in compliance with Section 5 (Limitation on Sales of Assets and Subsidiary Stock) of Schedule 19 (General Undertakings);

(9)

Investments in existence on, or made pursuant to legally binding commitments in existence on, the Closing Date, and any extension, modification or renewal of any such Investment; provided that the amount of the Investment may be increased (i) as required by the terms of the Investment as in existence on the Closing Date or (ii) as otherwise permitted under this Agreement;

(10)

Currency Agreements, Interest Rate Agreements, Commodity Hedging Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings);

(11)

Investments, taken together with all other Investments made pursuant to this clause (11) and at any time outstanding, in an aggregate amount at the time of such Investment (net of any distributions, dividends, payments or other returns in respect of such Investments) not to exceed €190.0 million or, if greater, 35% of Consolidated EBITDA of Listco for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of calculation; provided that, if an Investment is made pursuant to this clause in a person that is not a Restricted Subsidiary and such person subsequently becomes a Restricted Subsidiary or is subsequently designated a Restricted Subsidiary pursuant to Section 2 (Limitation on Restricted Payments) of Schedule 19 (General Undertakings), such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) of the definition of “Permitted Investments” and not this clause (11);

(12)

Investments in Associates in an aggregate amount when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding not to exceed €100.0 million; provided, that, if an Investment is made pursuant to this clause (12) in a person that is not a Restricted Subsidiary and such person subsequently becomes a Restricted Subsidiary or is subsequently designated a Restricted Subsidiary pursuant to this Agreement, such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) of the definition of “Permitted Investments” and not this clause (12);

(13)

Investments in any joint venture of a Similar Business provided that at the time of such Investment the Consolidated Leverage Ratio does not exceed 5.25 to 1.0 on a pro forma basis after giving effect thereto;

(14)

pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or Liens otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under Section 3 (Limitation on Liens) of Schedule 19 (General Undertakings);

(15)	any Investment to the extent made using Capital Stock of Listco (other than Disqualified Stock as consideration);

(16)

any transaction to the extent constituting an Investment that is permitted and made in accordance with paragraph (b) of Section 6 (Limitation on Affiliate Transactions) of Schedule 19 (General Undertakings) (except for those described in sub-clauses (b)(i), (b)(iii), (b)(vi), (b)(viii) and (b)(ix) of Section 6 (Limitation on Affiliate Transactions) of Schedule 19 (General Undertakings);

(17)

Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or licenses or leases of intellectual property, in any case, in the ordinary course of business and in accordance with this Agreement;

(18)	guarantees, keepwells and similar arrangements not prohibited under Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings);

(19)	Investments in the Facilities or other Indebtedness of Listco and any Restricted Subsidiary;

(20)

Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or licenses or leases of intellectual property, in any case, in the ordinary course of business and in accordance with this Agreement;

(21)

Investments acquired after the Closing Date as a result of the acquisition by Listco or any of its Restricted Subsidiaries of another person, including by way of a merger, amalgamation or consolidation with or into Listco or any of its Restricted Subsidiaries in a transaction that is not prohibited by Section 11 (Merger and Consolidation) of Schedule 19 (General Undertakings) to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(22)

Investments of cash held on behalf of merchants or other business counterparties in the ordinary course of business in bank deposits, time deposit accounts, certificates of deposit, bankers’ acceptances, money market deposits, money market deposit accounts, bills of exchange, commercial paper, governmental obligations, investment funds, money market funds or other securities;

(23)

Investments in prepaid expenses, negotiable instruments held for collection and lease, utility, workers’ compensation, performance and other similar deposits, in each case, in the ordinary course of business; and

(24)	Investments in or constituting Bank Products.

“Permitted Liens” means, with respect to any person:

(1)

Liens on assets or property of a Restricted Subsidiary that is not a Guarantor securing any Indebtedness of such Restricted Subsidiary permitted under Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings);

(2)

pledges, deposits or Liens under workmen’s compensation laws, unemployment insurance laws, social security laws or similar legislation, or insurance related obligations (including pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements), or in connection with bids, tenders, completion guarantees, contracts (other than for borrowed money) or leases, or to secure utilities, licenses, public or statutory obligations, trade obligations or to secure surety, indemnity, judgment, appeal or performance bonds, guarantees of government contracts (or other similar bonds, instruments or obligations), or as security for contested taxes or import or customs duties or for the payment of rent, or other obligations of like nature, in each case Incurred in the ordinary course of business (including, in each case, to secure letters of credit or similar instruments to assure payment of such obligation);

(3)

Liens imposed by law, including carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s and repairmen’s or other like Liens, in each case for sums not yet overdue for a period of more than 60 days or that are bonded or being contested in good faith by appropriate proceedings;

(4)

Liens for taxes, assessments or other governmental charges not yet delinquent or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves required pursuant to IFRS have been made in respect thereof;

(5)

Liens in favor of the issuer of surety, performance or other bonds, guarantees or letters of credit or bankers’ acceptances (not issued to support Indebtedness for borrowed money) issued pursuant to the request of and for the account of Listco or any Restricted Subsidiary in the ordinary course of its business;

(6)

encumbrances, ground leases, easements (including reciprocal easement agreements), survey exceptions, or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of Listco and its Restricted Subsidiaries or to the ownership of its properties which do not materially impair their use in the operation of the business of Listco and its Restricted Subsidiaries;

(7)	Liens on assets or property of Listco or any Restricted Subsidiary (other than the Charged Property) securing Hedging Obligations permitted under this Agreement;

(8)	licenses, subleases and sublicenses of assets (including real property and intellectual property rights), in each case entered into in the ordinary course of business;

(9)

Liens arising out of judgments, decrees, orders or awards not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10)

Liens on assets or property of Listco or any Restricted Subsidiary for the purpose of securing Capitalized Lease Obligations or Purchase Money Obligations, or securing the payment of all or a part of the purchase price of, or securing other Indebtedness Incurred to finance or refinance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business; provided that (a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under this Agreement and (b) any such Lien may not extend to any assets or property of Listco or any Restricted Subsidiary other than assets or property acquired, improved, constructed or leased with the proceeds of such Indebtedness and any improvements or accessions to such assets and property;

(11)

Liens arising by virtue of any statutory or common law provisions or standard terms and conditions of business relating to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary or financial institution;

(12)

Liens arising from Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by Listco and its Restricted Subsidiaries in the ordinary course of business;

(13)	Liens existing on, or provided for or required to be granted under written agreements existing on, the Closing Date;

(14)

Liens on property, other assets or shares of stock of a person at the time such person becomes a Restricted Subsidiary (or at the time Listco or a Restricted Subsidiary acquires such property, other assets or shares of stock, including any acquisition by means of a merger, consolidation or other business combination transaction with or into Listco or any Restricted Subsidiary); provided, however that such Liens are limited to all or part of the same property, other assets or stock (plus improvements, accession, proceeds or dividends or distributions in connection with the original property, other assets or stock) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

(15)

Liens on assets or property of Listco or any Restricted Subsidiary securing Indebtedness or other obligations of Listco or such Restricted Subsidiary owing to another Restricted Subsidiary, or Liens in favor of Listco or any Restricted Subsidiary;

(16)

Liens (other than Permitted Collateral Liens) securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, and permitted to be secured under this Agreement; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is or could be the security for or subject to a Permitted Lien hereunder;

(17)	any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(18)

(a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property over which Listco or any Restricted Subsidiary has easement rights or on any leased property and subordination or similar arrangements relating thereto and (b) any condemnation or eminent domain proceedings affecting any real property;

(19)	any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(20)	Liens on cash accounts securing Indebtedness incurred under (b)(x) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings) with local financial institutions;

(21)

Liens on Escrowed Proceeds for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters or arrangers thereof) or on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent such cash or government securities prefund the payment of interest on such Indebtedness and are held in an escrow account or similar arrangement to be applied for such purpose;

(22)

Liens securing or arising in respect of Bank Products or by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities, or liens over cash accounts securing cash management services (including overdrafts), to implement cash pooling arrangements or to cash collateralize letters of credit;

(23)	Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(24)

Liens provided that the maximum amount of Indebtedness secured in the aggregate at any one time pursuant to this clause (24) does not exceed (measured at the time of incurrence) the greater of €110.0 million and 20% of Consolidated EBITDA of Listco for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of calculation;

(25)	Liens on Capital Stock or other securities or assets of any Unrestricted Subsidiary that secure Indebtedness of such Unrestricted Subsidiary;

(26)	any security granted over the marketable securities portfolio described in clause (9) of the definition of “Cash Equivalents” in connection with the disposal thereof to a third party;

(27)	Liens on Receivables Assets Incurred in connection with a Qualified Receivables Financing;

(28)	Liens on Indebtedness permitted to be Incurred pursuant to sub-clause (b)(xv) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings);

(29)	Liens on assets or property of any Restricted Subsidiary that is not a Guarantor securing any Indebtedness of any such Subsidiary;

(30)	Liens on any proceeds loan made by Listco or any Restricted Subsidiary in connection with any future incurrence of Indebtedness permitted under this Agreement and securing that Indebtedness;

(31)	Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(32)

Liens over cash paid into an escrow account pursuant to any purchase price retention arrangement as part of any permitted disposal by Listco or a Restricted Subsidiary on condition that the cash paid into such escrow account in relation to a disposal does not represent more than 25% of the net proceeds of such disposal;

(33)

Liens created on any asset of Listco or a Restricted Subsidiary established to hold assets of any stock option plan or any other management or employee benefit or incentive plan or unit trust of Listco or a Restricted Subsidiary securing any loan to finance the acquisition of such assets;

(34)

Liens over treasury stock of Listco or a Restricted Subsidiary purchased or otherwise acquired for value by Listco or such Restricted Subsidiary pursuant to a stock buyback scheme or other similar plan or arrangement;

(35)

Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(36)	limited recourse Liens in respect of the ownership interests in, or assets owned by, any joint ventures which are not Restricted Subsidiaries securing obligations of such joint ventures;

(37)

(a) Liens created for the benefit of or to secure, directly or indirectly, the Facilities and the Existing Senior Secured Notes, (b) Liens pursuant to the Intercreditor Agreement and the security documents entered into pursuant to this Agreement, (c) Liens in respect of property and assets securing Indebtedness if the recovery in respect of such Liens is subject to loss-sharing as among the Lenders and the creditors of such Indebtedness pursuant to the Intercreditor Agreement or an Additional Intercreditor Agreement and (d) Liens securing Indebtedness incurred under sub-clause (b)(i) of Section 1 (Limitation of Indebtedness) of Schedule 19 (General Undertakings) to the extent the Security Principles would permit such Lien to be granted to such Indebtedness and not to the Facilities;

(38)	Liens on receivables securing Indebtedness described under sub-clause (b)(xiii) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings);

(39)	Liens securing Indebtedness described under sub-clause (b)(xv) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings);

(40)	Liens on assets of any Restricted Subsidiary incorporated in Sweden created solely in connection with obtaining credit insurance from PRI Pensionsgaranti; and

(41)

any extension, renewal, refinancing or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (40) (but excluding clause (20)); provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced.

“Permitted Reorganization” means any amalgamation, demerger, merger, voluntary liquidation, consolidation, reorganization, winding up or corporate reconstruction involving Listco or any of its Restricted Subsidiaries and the assignment, transfer or assumption of intercompany receivables and payables among Listco and its Restricted Subsidiaries in connection therewith (a “Reorganization”) that is made on a solvent basis; provided that: (a) all of the business and assets of Listco or such Restricted Subsidiaries remain owned by Listco or its Restricted Subsidiaries, (b) any payments or assets distributed in connection with such Reorganization remain within Listco and its Restricted Subsidiaries, (c) if any shares or other assets form part of the Charged Property, substantially equivalent Liens must be granted over such shares or assets of the recipient such that they form part of the Charged Property and (d) prior to any such Reorganization, Listco will provide to the Agent and the Security Agent an Officer’s Certificate confirming that no Default is continuing or would arise as a result of such Reorganization, upon which the Agent and Security Agent may conclusively rely.

“Preferred Stock,” as applied to the Capital Stock of any person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such person, over shares of Capital Stock of any other class of such person.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (1) a public offering registered under the Securities Act or (2) a private placement to institutional investors that is underwritten for resale in accordance with Rule 144A or Regulation S under the Securities Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC for public resale.

“Public Offering” means any offering of shares of common stock or other common equity interests that are listed on an exchange or publicly offered (which shall include an offering pursuant to Rule 144A and/or Regulation S under the Securities Act to professional market investors or similar persons).

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any person owning such property or assets, or otherwise.

“Qualified Receivables Financing” means any Receivables Financing that meets the following conditions: (1) the Board of Directors of Listco shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to Listco and the Receivables Subsidiary, (2) all sales of accounts receivable and related assets to the Receivables Subsidiary are made at fair market value (as determined in good faith by Listco), and (3) the financing terms, covenants, termination events and other provisions thereof shall be on market terms (as determined in good faith by Listco) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of Listco or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Indebtedness under a Credit Facility or Indebtedness in respect of the Facilities or the Existing Senior Secured Notes shall not be deemed a Qualified Receivables Financing.

“Receivables Assets” means any assets that are or will be the subject of a Qualified Receivables Financing.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by Listco or any of its Subsidiaries pursuant to which Listco or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by Listco or any of its Subsidiaries), or (b) any other person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of Listco or any of its Subsidiaries, and any assets related thereto, including all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interest are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by Listco or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of Listco (or another person formed for the purposes of engaging in a Qualified Receivables Financing with Listco in which Listco or any Subsidiary of Listco makes an Investment and to which Listco or any Subsidiary of Listco transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of Listco and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of Listco (as provided below) as a Receivables Subsidiary and:

(1)

no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by Listco or any other Restricted Subsidiary (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is subject to terms that are substantially equivalent in effect to a guarantee of any losses on securitized or sold receivables by Listco or any other Restricted Subsidiary, (iii) is recourse to or obligates Listco or any other Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings, or (iv) subjects any property or asset of Listco or any other Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2)

with which neither Listco nor any other Restricted Subsidiary has any contract, agreement, arrangement or understanding other than on terms which Listco reasonably believes to be no less favorable to Listco or such Restricted Subsidiary than those that might be obtained at the time from persons that are not Affiliates of Listco; and

(3)

to which neither Listco nor any other Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of Listco shall be evidenced to the Agent by filing with the Agent a copy of the resolution of the Board of Directors of Listco giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“refinance” means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms “refinances,” “refinanced” and “refinancing” as used for any purpose in this Agreement shall have a correlative meaning.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness existing on the Closing Date or Incurred in compliance with this Agreement (including Indebtedness of Listco that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of

any Restricted Subsidiary that refinances Indebtedness of Listco or another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(1)

if the Indebtedness being refinanced constitutes Subordinated Indebtedness, the Refinancing Indebtedness has a final Stated Maturity at the time such Refinancing Indebtedness is Incurred that is the same as or later than the final Stated Maturity of the Indebtedness being refinanced or, if shorter, the Facilities;

(2)

such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and costs, expenses and fees Incurred in connection therewith); and

(3)

if the Indebtedness being refinanced is expressly subordinated to the Facilities, such Refinancing Indebtedness is subordinated to the Facilities on terms at least as favorable to the Lenders as those contained in the documentation governing the Indebtedness being refinanced, provided, however, that Refinancing Indebtedness shall not include Indebtedness of Listco or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

Refinancing Indebtedness in respect of any Credit Facility or any other Indebtedness may be Incurred from time to time after the termination, discharge or repayment of any such Credit Facility or other Indebtedness.

“Responsible Officer” means, when used with respect to the Agent, any officer within the applicable corporate trust services department of the Agent, including any director, associate director, assistant secretary or any other officer of the Agent who customarily performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Agreement.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Payment” has the meaning given to that term in clause (a) of Section 2 (Limitation on Restricted Payments) of Schedule 19 (General Undertakings).

“Restricted Subsidiary” means any Subsidiary of Listco other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Investors Ratings Services or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“SEC” means the US Securities and Exchange Commission or any successor thereto.

“Securities Act” means the US Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Senior Indebtedness” means, whether outstanding on the Closing Date or thereafter Incurred, all amounts payable by, under or in respect of all other Indebtedness of Listco or any Guarantor, including premiums and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Listco or such Guarantor at the rate specified in the documentation with respect thereto whether or not a claim for post filing interest is allowed in such proceeding) and fees relating thereto; provided, however, that Senior Indebtedness will not include:

(1)	any obligation of any Guarantor to Listco or any Restricted Subsidiary;

(2)	any liability for taxes owed or owing by Listco or any Restricted Subsidiary;

(3)	any Indebtedness, guarantee or obligation of any Guarantor that is expressly subordinate or junior in right of payment to any other Indebtedness, guarantee or obligation of such Guarantor; or

(4)	any Capital Stock.

“Senior Management” means the officers, directors, and other members of senior management of Listco or any of its Subsidiaries.

“Senior Secured Indebtedness” means, with respect to any person as of any date of determination, any Indebtedness for borrowed money that is secured by a first priority Lien on the Charged Property and that is Incurred under clause (a) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings) or sub-clauses (b)(i), (b)(iv), (b)(v), (b)(vii), (b)(xi), (b)(xiii) or (b)(xiv) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings) and any Refinancing Indebtedness in respect thereof that is secured by a first priority Lien on the Charged Property.

“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions:

(1)

Listco’s and its Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the total assets of Listco and its Restricted Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal year;

(2)

Listco’s and its Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the total assets of Listco and its Restricted Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal year; or

(3)

Listco’s and its Restricted Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Restricted Subsidiary exceeds 10% of such income of Listco and its Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

“Similar Business” means (a) any businesses, services or activities engaged in by Listco or any of its Subsidiaries or any Associates on the Closing Date, (b) the frozen food business and (c) any businesses, services and activities engaged in by Listco or any of its Subsidiaries or any Associates that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by Listco or any Subsidiary of Listco which Listco has determined in good faith to be customary in a Receivables Financing, including those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means, with respect to any person, any Indebtedness (whether outstanding on the Closing Date or thereafter Incurred) which is expressly subordinated in right of payment to the Facilities pursuant to a written agreement.

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“Tax Sharing Agreement” means any tax sharing or profit and loss pooling or similar agreement with customary or arm’s-length terms entered into with any Unrestricted Subsidiary, as the same may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof and of this Agreement.

“Temporary Cash Investments” means any of the following:

(1)

any investment in: (a) direct obligations of, or obligations Guaranteed by, (i) the United States or Canada, (ii) any member state of the European Union, (iii) Japan, Switzerland or Norway, (iv) any country in whose currency funds are being held specifically pending application in the making of an investment or capital expenditure by Listco or a Restricted Subsidiary in that country with such funds or (v) any agency or instrumentality of any such country or member state; or (b) direct obligations of any country recognized by the United States rated at least “A” by S&P or “A2” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization);

(2)

overnight bank deposits, and investments in time deposit accounts, certificates of deposit, bankers’ acceptances and money market deposits (or, with respect to foreign banks, similar instruments) maturing not more than one year after the date of acquisition thereof issued by: (a) any lender under this Agreement; (b) any institution authorized to operate as a bank in any of the countries or member states referred to in sub-clause (1)(a) above; or (c) any bank or trust company organized under the laws of any such country or member state or any political subdivision thereof, in each case, having capital and surplus aggregating in excess of €250.0 million (or the foreign currency equivalent thereof) and whose long-term debt is rated at least “A-” by S&P or “A2” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization) at the time such Investment is made;

(3)

repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) or (2) above entered into with a person meeting the qualifications described in clause (2) above;

(4)

Investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a person (other than Listco or any of its Subsidiaries), with a rating at the time as of which any Investment therein is made of “P-2” (or higher) according to Moody’s or “A-2” (or higher) according to S&P (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization);

(5)

Investments in securities maturing not more than one year after the date of acquisition issued or fully Guaranteed by any state, commonwealth or territory of the United States, Canada, any member state of the European Union, Japan, Switzerland or Norway or by any political subdivision or taxing authority of any such state, commonwealth, territory, country or member state, and rated at least “BBB—” by S&P or “Baa3” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization);

(6)

bills of exchange issued in the United States, Canada, a member state of the European Union, Switzerland, Norway or Japan eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(7)

any money market deposit accounts issued or offered by a commercial bank organized under the laws of a country that is a member of the Organization for Economic Co-operation and Development, in each case, having capital and surplus in excess of €250.0 million (or the foreign currency equivalent thereof) or whose long term debt is rated at least “A” by S&P or “A2” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization) at the time such Investment is made;

(8)

investment funds investing 95% of their assets in securities of the type described in clauses (1) through (7) above (which funds may also hold reasonable amounts of cash pending investment and/or distribution); and

(9)	investments in money market funds complying with the risk limiting conditions of Rule 2a-7 (or any successor rule) of the SEC under the U.S. Investment Company Act of 1940, as amended.

“Transactions” means the amendment and extension of this Agreement pursuant to the 2025 Amendment and Restatement Agreement, including the establishment of new Facilities, refinancing certain Indebtedness and the payment or incurrence of any fees, expense, taxes or charges associated therewith and any transactions related or incidental thereto.

“Uniform Commercial Code” means the New York Uniform Commercial Code.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of Listco (other than a Borrower) that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of Listco in the manner provided below); and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of Listco may designate any Subsidiary of Listco (including any newly acquired or newly formed Subsidiary or a person becoming a Subsidiary through merger, consolidation or other business combination transaction, or Investment therein, but not including any Borrower) to be an Unrestricted Subsidiary only if:

(1)

such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, Listco or any other Subsidiary of Listco which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(2)	such designation and the Investment of Listco in such Subsidiary complies with Section 2 (Limitation on Restricted Payments) of Schedule 19 (General Undertakings).

Any such designation by the Board of Directors of Listco shall be evidenced to the Agent and the Security Agent by filing with the Agent and the Security Agent a resolution of the Board of Directors of Listco giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions.

The Board of Directors of Listco may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation (1) no Default or Event of Default would result therefrom and (2)(x) Listco could Incur at least €1.00 of additional Indebtedness under clause (a) of Section 1 (Limitation on Indebtedness) of Schedule 19 (General Undertakings) or (y) the Fixed Charge Coverage Ratio for Listco and its Restricted Subsidiaries would not be less than it was immediately prior to giving effect to such designation, in each case, on a pro forma basis taking into account such designation. Any such designation by the Board of Directors shall be evidenced to the Agent and the Security Agent by promptly filing with the Agent and the Security Agent a copy of the resolution of the Board of Directors giving effect to such designation or an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of a person means all classes of Capital Stock of such person then outstanding and normally entitled to vote in the election of directors.

“Wholly Owned Subsidiary” means a Restricted Subsidiary, all of the Voting Stock of which (other than directors’ qualifying shares or shares required by any applicable law or regulation to be held by a person other than Listco or another Wholly Owned Subsidiary) is owned by Listco or another Wholly Owned Subsidiary.